As filed with the Securities and Exchange Commission on November 7, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pacific Drilling S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg	1381	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

16, Avenue Pasteur

L-2310 Luxembourg

+352 27 85 81 35

(Address, including zip code, and telephone number,

including area code, of Registrant’s principal executive offices)

Kinga E. Doris

Vice President, General Counsel and Secretary

3050 Post Oak Blvd., Suite 1500

Houston, Texas 77056

+1 (713) 334-6662

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

David P. Oelman Douglas E. McWilliams Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Joshua Davidson Baker Botts L.L.P. 910 Louisiana Street, Suite 3200 Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	6,900,000	$10.00	$69,000,000	$7,950.00

(1)	Includes shares that are issuable upon the exercise of the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

(SUBJECT TO COMPLETION DATED NOVEMBER 7, 2011)

PROSPECTUS

Issued                         , 2011

6,000,000 Shares

COMMON SHARES

Pacific Drilling S.A. is offering 6,000,000 of its common shares. This is our initial public offering in the United States and currently our common shares are not listed on any United States securities exchange. We anticipate that the initial public offering price will be between $8.00 and $10.00 per share.

Our common shares are traded on the Norwegian OTC List, an over-the-counter market that is administered and operated by a subsidiary of the Norwegian Securities Dealers Association, under the symbol “PDSA.” On November 3, 2011, the closing price of our common shares was 48.00 Norwegian kroner (“NOK”) per share, which was equivalent to approximately $8.85 per share based on the federal reserve noon buying rate of NOK 5.42 to $1.00 in effect on that date.

In April 2011, we completed an offering of 60,000,000 common shares to international and U.S. investors in accordance with Regulation S and Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), which are currently traded on the Norwegian OTC List. Following the completion of the initial public offering, the 41,850,000 common shares initially sold pursuant to Regulation S in the 2011 Private Placement or those sold in subsequent resales pursuant to Regulation S may be resold immediately in the U.S. public market and the common shares sold pursuant to Rule 144A in the 2011 Private Placement may be resold in the U.S. public market, subject to compliance with Rule 144 under the Securities Act. The sales of substantial amounts of these common shares in the near term, or the perception that these sales may occur, could cause the market price of our common shares to decline.

Our common shares have been approved for listing on the New York Stock Exchange under the symbol “PACD,” subject to official notice of issuance.

Investing in our common shares involves risks. Please read “Risk Factors” beginning on page 13.

Price $             a Share

	Price to Public	Underwriting Discounts and Commissions(a)	Proceeds to Company
Per Share	$	$	$
Total	$	$	$

(a)	Excludes an aggregate structuring fee payable to Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. that is equal to 1.00% of the gross proceeds from this offering. For additional information about underwriting compensation, see “Underwriters.”

Pacific Drilling S.A. has granted the underwriters the right to purchase up to an additional 900,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares to purchasers on                     , 2011.

Morgan Stanley	Deutsche Bank Securities

DnB NOR Markets
Howard Weil Incorporated
Pareto Securities AS
Simmons & Company International

                    , 2011

i

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with additional, different or inconsistent information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission (the “SEC”) is effective. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus unless otherwise specified herein. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.

We have not taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

Until                     , 2011 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Industry and market data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable and we are not aware of any misstatements regarding our market, industry or similar data presented herein. However, we have not independently verified such third party information and we cannot assure you of the accuracy or completeness of such third party information contained in this prospectus. In addition, some data is also based on our good faith estimates and our management’s understanding of industry conditions. Such data involve risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

ii

PRESENTATION OF FINANCIAL INFORMATION

Historical Financial Statements

Pacific Drilling S.A. (the “Company”) was formed as a Luxembourg corporation under the form of a société anonyme to act as an indirect holding company for its predecessor, Pacific Drilling Limited (our “Predecessor”), a company organized under the laws of Liberia, and its subsidiaries in connection with a corporate reorganization completed on March 30, 2011, referred to in this prospectus as the “Restructuring.” In connection with the Restructuring, our Predecessor was contributed to a wholly owned subsidiary of the Company by a subsidiary of Quantum Pacific International Limited, a British Virgin Islands company and parent company of an investment holdings group (the “Quantum Pacific Group”). The Company did not engage in any business or other activities prior to the Restructuring except in connection with its formation and the Restructuring. The Restructuring was limited to entities that were all under the control of the Quantum Pacific Group and its affiliates, and, as such, the Restructuring was accounted for as a transaction between entities under common control. As a result, the consolidated financial statements of Pacific Drilling S.A. are presented using the historical values of the Predecessor’s financial statements on a combined basis. The financial information relating to the Company and its subsidiaries have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and are in U.S. dollars.

Pro Forma Financial Statements

In 2007, our Predecessor entered into various agreements with Transocean Ltd. (“Transocean”) and its subsidiaries, which culminated in the formation of a joint venture company, Transocean Pacific Drilling Inc. (“TPDI”), which was owned 50% by our Predecessor and 50% by a subsidiary of Transocean. On March 30, 2011, in connection with the Restructuring, our Predecessor assigned its equity interest in TPDI to another subsidiary of the Quantum Pacific Group for no consideration, which is referred to in this prospectus as the “TPDI Transfer,” to enable the Company to focus on the operation and marketing of the Company’s wholly-owned fleet. As a result, neither the Company nor any of its subsidiaries currently owns any interest in TPDI and, beginning in the second quarter of 2011, the results of operations of TPDI are no longer included in the financial results of the Company.

Pro forma financial information included in this prospectus gives effect to the TPDI Transfer as if it had occurred as of January 1, 2010 for purposes of the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2010. Pro forma financial information of the Company included in this prospectus gives effect to the TPDI Transfer as if it had occurred as of January 1, 2011 for purposes of the unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2011. However, the pro forma financial information may not reflect what our actual results of operations would have been if the TPDI Transfer had been completed as of such dates and if we operated on that basis during such periods.

TPDI Financial Statements

The Company determined that Transocean was the primary beneficiary of TPDI for accounting purposes, and, as a result, accounted for TPDI as an equity method investment in its consolidated financial statements. Rule 3-09 of Regulation S-X requires separate financial statements of 50% or less owned persons accounted for under the equity method by the registrant if either the income or the investment test in Rule 1-02(w) of Regulation S-X exceeds 20%. Given that the Company has largely been involved in the construction of new drillships, all of which have only recently been completed or are still under construction, its equity income in TPDI exceeded the 20% threshold in 2009 and 2010 based on the income test. Since TPDI was significant to the Company under the income test, this prospectus also includes audited financial statements for TPDI pursuant to the requirements of Rule 3-09 of Regulation S-X. The audited financial statements of TPDI as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, including the applicable notes thereto, have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars.

iii

PROSPECTUS SUMMARY

This section summarizes information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the risk factors and the more detailed information that appears later in this prospectus. The information presented in this prospectus assumes (i) an initial public offering price of $9.00 per common share, the midpoint of the price range on the cover of this prospectus and (ii) unless otherwise indicated, that the underwriters’ right to purchase additional common shares is not exercised.

Unless otherwise indicated, references to the terms “Pacific Drilling,” the “Company,” “we,” “our,” “us” or similar terms refer to the registrant, Pacific Drilling S.A., and its subsidiaries. References in this prospectus to our “Predecessor” are to Pacific Drilling Limited and its subsidiaries.

Our Business

We are an international offshore drilling company committed to becoming a preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification drillships. Our primary business is to contract our ultra-deepwater drilling rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our customers. Led by a team of seasoned professionals with significant experience in the oil services and ultra-deepwater drilling sectors, we specialize in the technically demanding segments of the offshore drilling business.

We are primarily focused on the ultra-deepwater market. The term “ultra-deepwater,” as used in the drilling industry to denote a particular sector of the market, can vary and continues to evolve with technological improvements. We generally consider ultra-deepwater to begin at water depths of more than 7,500 feet and to extend to the maximum water depths in which rigs are capable of drilling, which is currently approximately 12,000 feet. Although we are primarily focused on the ultra-deepwater market, our drillships can also operate in water depths as shallow as 1,000 feet, giving us the ability to compete for jobs targeting shallower depths than ultra-deepwater.

Following completion of construction, our fully-deployed fleet will consist of six newly constructed sixth generation ultra-deepwater drillships, representing one of the youngest and most technologically advanced fleets in the world. We currently operate three recently delivered drillships, have one drillship under construction and have entered into contracts to construct two additional drillships. The Pacific Bora recently completed its customer requested upgrades and modifications and entered service in Nigeria on August 26, 2011 under a three-year contract with a subsidiary of Chevron Corporation (“Chevron”). The Pacific Scirocco is expected to enter service in Nigeria in December 2011 under a one-year contract with a subsidiary of Total S.A. (“Total”). The Pacific Mistral is expected to enter service in Brazil in December 2011 under a three-year contract with a subsidiary of Petróleo Brasileiro S.A. (“Petrobras”). The Pacific Santa Ana is currently under construction by Samsung Heavy Industries (“SHI”), and is scheduled for delivery in December 2011. The Pacific Santa Ana is expected to enter service in the U.S. Gulf of Mexico in the first quarter of 2012 under a five-year contract with a subsidiary of Chevron. We entered into contracts with SHI in March 2011 for the construction of our fifth and sixth new advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav, which are expected to be delivered in the second and third quarters of 2013, respectively.

In June 2011, we signed an agreement with SHI granting us an option through October 31, 2011, which was extended through January 31, 2012, to purchase a seventh drillship at substantially the same price and terms and conditions as the contracts for the Pacific Khamsin and the Pacific Sharav. We will continue to evaluate the long-term conditions of the deepwater drilling market to determine whether to exercise this option.

Because our drillships are highly mobile, our fleet will operate in a single, global market for the provision of contract drilling services to the deepwater exploration and production industry. Deepwater and ultra-deepwater drillships typically compete in many of the same markets as high-specification semi-submersible rigs. However, newer ultra-deepwater drillships like those in our fleet generally have greater load capacity and are more mobile than semi-submersible rigs, making them better suited for drilling in remote locations where re-supply is more difficult, and for exploration programs that require frequent rig relocation. All of our drillships are self-propelled and dynamically positioned and have large carrying capacity. We believe the long-term prospects for deepwater drilling are positive given the expected growth in oil and gas consumption from developing nations, limited growth in crude oil supplies and high depletion rates of mature oil and gas fields. Recent geologic successes in deepwater basins, improving access to promising deepwater areas and new, more efficient technologies, are expected to be catalysts for the long-term exploration and development of deepwater fields. The location of our drillships and the allocation of resources to build or upgrade rigs will be determined by the activities and needs of our customers. Currently, our four existing drillships are committed to work in the deepwater regions of the U.S. Gulf of Mexico, Brazil and West Africa, which are the three most active deepwater basins in the world.

From our inception in 2006, we have committed over $4.4 billion to establish our existing ultra-deepwater fleet of six drillships, of which we have spent approximately $2.7 billion through June 30, 2011. We funded the $2.7 billion spent through June 30, 2011 with related party loans from an affiliate of Quantum Pacific Group, which were subsequently converted into equity, borrowings under our $1.8 billion Project Facilities Agreement (as defined and described in further detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Description of Our Indebtedness”), and a portion of the net proceeds of approximately $576 million from our private offering of 60,000,000 common shares to international and U.S. investors in April 2011 (the “2011 Private Placement”). Of the $1.7 billion of estimated remaining capital expenditures for our six drillships, we expect to spend approximately $0.5 billion for our four drillships recently delivered or currently under construction, and $1.2 billion, excluding capitalized interest but including commissioning and testing and other costs, on our fifth and sixth drillships on order from SHI. We intend to finance the approximately $0.5 billion amount with additional borrowings under the Project Facilities Agreement. We intend to finance the remaining $1.2 billion of capital expenditures for the two newbuilds with our existing cash balances and additional future indebtedness, which is uncommitted at this time. For more information on the use of proceeds and our capital requirements, please see “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.”

Our Fleet

Our fleet will initially, on the basis of the current contracts, consist of six wholly-owned sixth generation ultra-deepwater drillships based on a proven design from SHI using well-established advanced drilling systems from National Oilwell Varco (“NOV”). The following table sets forth certain information regarding our high-specification, ultra-deepwater drillships as of November 4, 2011:

Rig	Date Delivered/ Expected Delivery	Water Depth Capacity (in feet)	Drilling Depth Capacity (in feet)	Status
Pacific Bora(a)(d)	October 2010	10,000	37,500	Operating
Pacific Scirocco(b)	April 2011	12,000	40,000	Mobilization and Customer Upgrades
Pacific Mistral(a)	June 2011	12,000	37,500	Mobilization
Pacific Santa Ana(b)(c)	December 2011	12,000	40,000	Under construction
Pacific Khamsin(b)(c)	April 2013	12,000	40,000	On order
Pacific Sharav(b)(c)	September 2013	12,000	40,000	On order

(a)	These drillships have, or upon completion will have, an off-line stand building system, which permits sections (stands) of the drill string and casing to be assembled and racked for future use while drilling operations are in progress on the main well center without interruption or delay (“off-line stand building system”).
(b)	These drillships have, or upon completion will have, dual load path capability, which allows two drilling stations under a single derrick to simultaneously conduct lifting operations (“dual load path capability”).
(c)	These drillships have, or upon completion will have, dual gradient drilling upgrades. Dual gradient drilling is a technology that allows two different pressure gradients to be maintained in the well (one in the drilling riser and one in the well below the mudline) by a process of replacing mud from the drilling riser with a seawater-density fluid (“dual gradient drilling capability”).
(d)	Maximum water depth could be extended to up to 12,000 feet with drillship modifications.

Our Contract Backlog

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of November 4, 2011, our contract backlog was approximately $2.2 billion and was attributable to revenues we expect to generate on the Pacific Bora, the Pacific Santa Ana, the Pacific Scirocco and the Pacific Mistral under firm contracts with Chevron, Total and Petrobras. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the contract.

The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to, for example, shipyard and maintenance projects, downtime and other factors that result in lower revenues than our average contract backlog per day.

The firm commitments that comprise our contract backlog as of November 4, 2011, are as follows:

Rig	Contracted Location	Customer	Contract Backlog(c)	Contractual Dayrate	Average Contract Backlog Revenue Per Day(c)	Actual/Expected Contract Commencement	Contracted Term
Pacific Bora	Nigeria	Chevron	$566,868,850	$474,700	$553,000	August 26, 2011	3 years(a)
Pacific Scirocco	Nigeria	Total	$210,141,000	$470,000	$574,000	December 2011	1 year(b)
Pacific Mistral	Brazil	Petrobras	$537,090,000	$458,000	$490,000	December 2011	3 years
Pacific Santa Ana	U.S. Gulf of Mexico	Chevron	$916,462,700	$467,500	$502,000	First Quarter 2012	5 years

(a)	Contract also provides for two successive un-priced one-year options.
(b)	Contract also provides for two successive one-year options and a further two-year option, with escalating dayrates for the option periods.
(c)	Rounded to the nearest $1,000. Based on signed drilling contracts.

Although we currently do not have letters of award or drilling contracts for the Pacific Khamsin or the Pacific Sharav, we expect that the long-term demand for deepwater drilling capacity in established and emerging basins should provide us with opportunities to contract these two drillships prior to their delivery dates.

Our Business Strategies

Our principal business objective is to increase shareholder value. We expect to achieve this objective through the following strategies:

•

Establish position as a preferred ultra-deepwater drilling contractor with newly built high-specification units. High-specification drilling units are specifically designed to meet the requirements of customers for drilling in deepwater basins and complex geological formations and for drilling wells with challenging profiles. In addition, we believe that our new drilling units have a competitive advantage over older units because of their improved safety features, greater efficiency and enhanced mobility. Furthermore, it is easier to attract more experienced operating personnel to newer drilling units due to their superior working and living conditions and potential for better career opportunities.

•

Capitalize on increased exploration and development activity in deepwater basins. As demand for hydrocarbons increases and mature producing basins naturally decline, we believe there will be an increasing emphasis on exploration and development in deep waters to exploit new and attractive prospects. Recent major discoveries in deepwater basins, together with technological advances that make such exploratory and development activities more economic, have increased potential development opportunities for deepwater drilling services. We believe that the water-depth capability of our ultra-deepwater drilling units will further our ability to secure long-term ultra-deepwater contracts in the future.

•

Develop strategic relationships with high-quality customers. We expect to derive a significant portion of our future revenue from contracts with national oil companies, major international oil companies and large investment-grade independent exploration and production companies. These customers tend to take a long-term approach to the development of substantial hydrocarbon finds with multi-year development programs as well as multi-year capital expenditure commitments, which we believe will enhance the likelihood of our securing attractive long-term drilling contracts.

•

Identify and generate growth opportunities. We expect to grow through newbuilds as well as strategic transactions, with a continued focus on the ultra-deepwater market. We will concentrate on those growth opportunities that we believe will create maximum shareholder value.

Competitive Strengths

We have a number of competitive strengths that we believe will help us to successfully execute our business strategies:

•

Experienced and international management team. Our management team has extensive industry experience operating in locations worldwide, with an average of over 20 years of experience. We believe that our management team’s significant experience, as well as its diverse international background, enhances our ability to effectively operate on a global basis and throughout industry cycles.

•

New and technologically advanced fleet. Our fleet is comprised of some of the newest and most technologically advanced drillships in the world. Each of our premium, high-specification drillships is designed to operate in water depths of up to 12,000 feet. Furthermore, our ultra-deepwater drillships are self-propelled, dynamically positioned and suitable for drilling in remote locations. Our high-specification units are expected to achieve faster drilling and shorter transportation times between locations relative to older units in the market. In addition, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav will have dual gradient drilling capabilities and also offer enhanced capabilities for well completion work.

•	Strong backlog with credit-worthy counterparties. We have and are continuing to develop a strong revenue backlog that currently consists of contracts for two of our drillships with a subsidiary of

Chevron and contracts for two other drillships with subsidiaries of Total and Petrobras. As of November 4, 2011, our contract backlog on the Pacific Bora, the Pacific Santa Ana, the Pacific Scirocco and the Pacific Mistral under these contracts was approximately $2.2 billion. We believe these high-quality customer commitments will provide us with a stable cash flow for the next several years.

•

Uniformity of assets. The uniformity of our assets enables efficient and streamlined labor, maintenance, supply chain and operating support systems, which we believe will allow us to develop and maintain a competitive cost structure. The similarity of our ship designs allows for interoperability among our crews and operating systems, which should allow members of our crew to serve interchangeably on any of our drillships. Additionally, our drillships’ consistent technical specifications and equipment make spare parts interchangeable, which reduces the capital requirements associated with keeping spare parts in stock, lowering maintenance and supply chain costs.

Recent Developments

On August 26, 2011, Pacific Drilling initiated drilling operations when the Pacific Bora commenced its contract with Chevron in Nigeria. Following its operational startup, the Pacific Bora has reached performance levels in line with industry expectations. We currently expect the Pacific Mistral and the Pacific Scirocco to start operations under their respective contracts in December 2011. The Pacific Santa Ana is anticipated to commence operations under its contract in March 2012. Our financial results are highly dependent on the contract start dates for our drillships, because our financial recognition policies require that we do not recognize operating expenses or revenues until the start of contract operations. This has particular significance for the full year 2011 because it is our first year of operations. Given the complexity of our drillships and our strategy of accommodating customer requested and funded upgrades to our vessels, it is difficult to forecast with precision the start dates of individual contracts and therefore the start of revenue and cost recognition. In line with this strategy, actual and estimated contract start dates for our drillships have changed materially throughout the year, and the analyst reports available as of November 4, 2011 may not reflect these later start dates or the associated financial results.

Shares Eligible for Future Resale

In April 2011, we completed an offering of 60,000,000 common shares to international and U.S. investors in accordance with Regulation S and Regulation D under the Securities Act, which are currently traded on the Norwegian OTC List. Following the completion of the initial public offering, the 41,850,000 common shares initially sold pursuant to Regulation S in the 2011 Private Placement or those sold in subsequent resales pursuant to Regulation S may be resold immediately in the U.S. public market and the common shares sold pursuant to Rule 144A in the 2011 Private Placement may be resold in the U.S. public market, subject to compliance with Rule 144 under the Securities Act. In addition, Quantum Pacific Group owns 150,000,000 shares, or approximately 69.4% of our total outstanding common shares following the completion of the offering, and certain of our officers and directors will own 100,000 shares, or approximately 0.05% of our outstanding common shares following the completion of the offering, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in “Underwriters,” but may be sold into the market in the future. In connection with this offering, we intend to enter into a registration rights agreement with Quantum Pacific (Gibraltar) Limited which will require us to effect the registration of its common shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. The sales of substantial amounts of our common shares, or the perception that these sales may occur, could cause the market price of our common shares to decline. Please read “Shares Eligible for Future Resale” and “Risk Factors—Risks Relating to the Offering and an Investment in Our Common Shares—Future sales of our common shares in the public market could lower our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.”

Risk Factors

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategies. These risks relate to, among others, changes in the offshore contract drilling industry, including supply and demand, utilization rates, dayrates, customer drilling programs and commodity prices; a downturn in the global economy; hazards inherent in our industry and operations resulting in liability for personal injury or loss of life, damage to or destruction of property and equipment, pollution or environmental damage; inability to comply with covenants in our debt agreements; inability to finance capital projects; and inability to successfully employ our drillships.

You should carefully consider the following risks, those other risks described in “Risk Factors” and the other information in this prospectus before deciding whether to invest in our common shares.

Risks Related to Our Business

•

We have a limited operating history, which makes it more difficult to accurately forecast our future results and may make it difficult for investors to evaluate our business and our future prospects, both of which will increase the risk of your investment in our common shares.

•

We have a limited asset base and currently rely on three customer accounts. The loss of any customer or significant downtime on any drillship could adversely affect our financial condition and results of operations.

•	The contract drilling industry is highly competitive. Compared to companies with greater resources, we may be at a competitive disadvantage.

•

The demand for our services depends on the level of activity in the offshore oil and natural gas industry, which is significantly affected by oil and natural gas prices and other factors beyond our control.

•	The imposition of stringent restrictions or prohibitions on offshore drilling by any governing body may have a material adverse effect on our business.

•	Our current backlog of contract drilling revenue may not be fully realized.

•

The Project Facilities Agreement imposes significant operating and financial restrictions on certain of our subsidiaries, which may prevent us from capitalizing on business opportunities and taking some actions.

Risks Relating to the Offering and an Investment in Our Common Shares

•

Your rights and responsibilities as a shareholder will be governed by Luxembourg law and will differ in some respects from the rights and responsibilities of shareholders under other jurisdictions, including the United States, and shareholder rights under Luxembourg law may not be as clearly established as shareholder rights under the laws of other jurisdictions.

•	We are controlled by a single shareholder, which could result in potential conflicts of interest with our public shareholders.

Tax Risks

•	Changes in tax laws, treaties or regulations or adverse outcomes resulting from examination of our tax returns could adversely affect our financial results.

•	We may not be able to make distributions without subjecting you to Luxembourg withholding tax.

Corporate Structure

The following chart illustrates our anticipated corporate structure after giving effect to this offering:

(1)	The 150,000,000 common shares owned by the Quantum Pacific Group are held by Quantum Pacific (Gibraltar) Limited, a wholly-owned subsidiary of Quantum Pacific International Limited, the indirect ultimate owner of which is a trust in which Idan Ofer and certain members of his family are the primary beneficiaries.
(2)	All subsidiaries are, indirectly or directly, wholly owned by us, other than Pacific International Drilling West Africa Limited, “PIDWAL,” which is controlled and 90% owned by us with 10% owned by Derotech Offshore Services Limited, a privately-held Nigerian registered limited liability company. In order to comply with local content law in Nigeria, we expect to convey up to a 50% interest in Pacific Bora Limited and Pacific Scirocco Limited, to PIDWAL. PIDWAL is also a party to the drilling contracts for the Pacific Bora and Pacific Scirocco.

Principal Executive Offices

Our principal executive offices and registered office in Luxembourg is located at 16, Avenue Pasteur, L-2310 Luxembourg. Our operational headquarters are located at 3050 Post Oak Blvd., Suite 1500, Houston, Texas 77056. Our telephone number at this address is (713) 334-6662. Investors should contact us for any inquiries through the address and telephone number of our operational headquarters. Our website is www.pacificdrilling.com. The information contained on our website is not a part of this prospectus.

Other Information

Because we are incorporated under the laws of the Grand Duchy of Luxembourg (“Luxembourg”), you may encounter difficulty protecting your interests as shareholders, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

The Offering

Common shares offered	6,000,000 shares.

6,900,000 shares, if the underwriters exercise their over-allotment option in full.

Common shares outstanding immediately after the offering	216,000,000 shares.

216,900,000 shares, if the underwriters exercise their over-allotment option in full.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $47.4 million, or approximately $54.9 million if the underwriters exercise their over-allotment option in full, in each case after deducting underwriting discounts, commissions, structuring fees and estimated offering expenses payable by us, based on an assumed initial public offering price of $9.00 per share, the mid-point of the price range on the cover page of this prospectus. We intend to use the net proceeds of this offering, including any exercise of the underwriters’ over-allotment option, for general corporate purposes, which may include working capital and capital expenditures. We may also use a portion of these proceeds to make the down payment for a seventh drillship if we determine to exercise our option with SHI, although we have not made any determination with respect to the exercise of the option as of the date of this prospectus. Please read “Use of Proceeds.”

Voting Rights	Holders of our common shares are entitled to one vote per common share in all shareholders’ meetings. Please read “Description of Share Capital—Voting Rights.”

Dividend Policy

We have not paid a dividend on our common shares, cash or otherwise, and we do not intend to do so in the immediate future. The payment of future dividends, if any, will be determined by us in light of conditions then existing, including our earnings, financial condition, capital requirements, restrictions on cash distributions to us by our subsidiaries in existing (including the Project Facilities Agreement) and future financing agreements, business conditions and other factors. Declaration and payment of any dividend is subject to our discretion and the requirements of applicable law. We intend to make a dividend to holders of our common shares as soon as we determine it is prudent to do so, taking into account capital expenditures, targeted growth and performance metrics, and restrictions on cash distributions to us by certain of our subsidiaries under the terms of the Project Facilities Agreement or any additional debt financing entered into in connection with the construction of the Pacific Khamsin, the Pacific Sharav and any additional drillships we may construct or acquire.

Exchange listing	We have been approved to list our common shares on the New York Stock Exchange (the “NYSE”) under the symbol “PACD,” subject to official notice of issuance.

Transfer Agent	American Stock Transfer & Trust Company, LLC.

Risk factors

Investment in our common shares involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before investing in our common shares.

The number of common shares that will be outstanding after the offering excludes:

•	12,000 shares issuable upon the vesting of outstanding restricted stock units outstanding as of November 4, 2011 under our stock incentive plan;

•	2,801,311 shares issuable upon the exercise of options outstanding as of November 4, 2011 under our stock incentive plan; and

•	an aggregate of 4,386,689 common shares reserved and available for future issuance as of November 4, 2011 under our stock incentive plan.

Summary Historical Consolidated and Unaudited Pro Forma Financial Data

You should read the following summary consolidated financial data in conjunction with “Presentation of Financial Information,” “Selected Historical Consolidated and Unaudited Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and unaudited pro forma financial information and related notes thereto included elsewhere in this prospectus. The financial information included in this prospectus may not be indicative of our future results of operations, financial condition and cash flows. We did not begin to recognize operating revenue until the Pacific Bora commenced drilling operations on August 26, 2011.

The following summary historical consolidated financial data of Pacific Drilling S.A. is presented using the historical values from our Predecessor’s financial statements on a combined basis. However, the issued share capital of Pacific Drilling S.A. is retrospectively reflected for all periods in the summary historical consolidated financial data to reflect the 150,000,000 common shares held by the Quantum Pacific Group at the completion of the Restructuring.

Set forth below is (i) summary historical consolidated financial data as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, which have been derived from our consolidated financial statements prepared in accordance with U.S. GAAP included elsewhere in this prospectus, (ii) summary historical consolidated financial data as of December 31, 2008 which have been derived from our unaudited consolidated financial statements prepared in accordance with U.S. GAAP not included in this prospectus, (iii) summary historical consolidated financial data for the six months ended June 30, 2010 and 2011 and balance sheet data at June 30, 2011, which have been derived from our unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP included elsewhere in this prospectus, and (iv) pro forma consolidated financial data for the year ended December 31, 2010 and for the six months ended June 30, 2011, which have been derived from the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus.

Pro forma financial information included in this prospectus gives effect to the TPDI Transfer as if it had occurred as of January 1, 2010 for purposes of the unaudited pro forma condensed consolidated statement of operations for the year end December 31, 2010. For purposes of the unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2011, pro forma financial information included in this prospectus gives effect to the TPDI Transfer as if it had occurred as of January 1, 2011. However, the pro forma financial information may not reflect what our actual results of operations would have been if the TPDI Transfer had been completed as of such dates and if we operated on that basis during such periods.

	Historical					Pro Forma
	Years Ended December 31,			Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2010	2009	2008	2011	2010	2010	2011
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Statement of operations data:
General and administrative expenses	$(19,715)	$(8,824)	$(1,589)	$(23,812)	$(7,822)	$(19,715)	$(23,812)
Depreciation expense	(395)	(134)	—	(316)	(173)	(395)	(316)

Operating income (loss)	(20,110)	(8,958)	(1,589)	(24,128)	(7,995)	(20,110)	(24,128)
Equity in earnings (loss) of TPDI	56,307	4,291	(679)	18,955	23,325	—	—
Other (expense) income	1,102	2,384	7,759	1,760	639	(13)	1,570

Net income (loss)	$37,299	$(2,283)	$5,491	$(3,413)	$15,969	$(20,123)	$(22,558)

Earnings (loss) per common share:
Basic and diluted(3)	$0.25	$(0.02)	$0.04	$(0.02)	$0.11	$(0.13)	$(0.13)
Average common shares outstanding:
Basic and diluted(3)	150,000,000	150,000,000	150,000,000	178,839,779	150,000,000	150,000,000	178,839,779

	Historical
	December 31,			June 30,
	2010	2009	2008	2011
			(unaudited)	(unaudited)
	(in thousands)
Balance sheet data:
Working capital(1)	$14,482	$4,008	$(39)	$163,118
Property and equipment, net	1,893,425	927,556	737,751	2,886,021
Investment in and notes to TPDI	186,714	147,857	102,325	—
Total assets	2,271,949	1,087,291	841,580	3,325,388
Long-term debt(2)	450,000	—	—	931,000
Related-party loan	—	832,642	633,997	—
Accrued interest payable on related-party loan	—	39,019	—	—
Shareholders’ equity	1,775,207	207,749	206,040	2,256,255

(1)	Working capital is defined as current assets minus current liabilities.
(2)	Includes current maturities of long-term debt.
(3)	Retrospectively adjusted for all periods to reflect the issued share capital of Pacific Drilling S.A. following the Restructuring.

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this prospectus, before making an investment in our common shares. Any of the risk factors described below could significantly and negatively affect our business, financial condition or operating results, which may reduce our ability to pay dividends and lower the trading price of our common shares. You may lose part or all of your investment.

Risks Related to Our Business

We have a limited operating history, which makes it more difficult to accurately forecast our future results and may make it difficult for investors to evaluate our business and our future prospects, both of which will increase the risk of your investment in our common shares.

Only one of the drillships that will comprise our initial fleet of six newly constructed ultra-deepwater drillships is currently operating, and only three of these drillships that will comprise our initial fleet had been delivered as of November 4, 2011. In addition, we did not begin to recognize operating revenue until the Pacific Bora commenced drilling operations on August 26, 2011. Because of our limited operating history, we lack extensive historical financial and operational data, making it more difficult for an investor to evaluate our business, forecast our future revenues and other operating results and assess the merits and risks of an investment in our common shares. This lack of information will increase the risk of your investment in our common shares. Moreover, you should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by companies with a limited operating history. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories. If we are not able to successfully meet these challenges, our financial condition, results of operations and cash flows could be materially adversely affected.

We have a limited asset base and currently rely on three customer accounts. The loss of any customer or significant downtime on any drillship could adversely affect our financial condition and results of operations.

As a result of our relatively small fleet of drillships, we anticipate revenues will depend on contracts with a limited number of customers. We currently have six drillships, two of which are currently under contract with the same customer, Chevron, one of which is under contract with Total, one of which is under contract with Petrobras, and two of which are on order with SHI, scheduled for delivery in the second and third quarter of 2013, respectively, and which are not yet under contract. Our financial condition, results of operations or cash flows could be materially adversely affected if any one of these customers were to interrupt or curtail its activities in the U.S. Gulf of Mexico, Nigeria or Brazil, fail to pay for the services that have been performed, terminate its contract with us, fail to renew its existing contract with us or refuse to award new contracts to us and we are unable to enter into contracts with new customers on comparable terms. The loss of Chevron, Total or Petrobras as a customer could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, our limited number of drillships makes us more susceptible to incremental loss in the event of downtime on any one operating unit. If any one of our drillships becomes inactive for a substantial period of time and not otherwise earning contractual revenues, it could have a material adverse impact on our operations and financial condition.

The contract drilling industry is highly competitive. Compared to companies with greater resources, we may be at a competitive disadvantage.

The offshore contract drilling industry is highly competitive with numerous industry participants, none of which has a dominant market share. Drilling contracts are traditionally awarded on a competitive bid basis. The proposed dayrate is often the primary factor in determining which qualified contractor is awarded a contract, although rig availability and the quality and technical capability of service and equipment are also important factors. Other key factors include a contractor’s reputation for service, safety record, environmental record, technical and engineering support and long-term relationships with national and international oil and natural gas companies. Our competitors in the offshore contract drilling industry generally have larger, more diverse fleets, longer operating histories with established safety and environmental records over a measurable period of time, long-term relationships with customers and appreciably greater financial and other resources and assets than we do. Similarly, some of these competitors are significantly better capitalized than we are, which may make them preferable to us to the extent the customer is concerned about our ability to cover potentially significant liabilities. As a result, our competitors have competitive advantages that may adversely affect our efforts to contract our drillships on favorable terms, if at all, and correspondingly negatively impact our financial condition, results of operations or cash flows. Additionally, we are at a competitive disadvantage to those competitors that are better capitalized because they are in a better position to withstand the effects of a downturn in our industry.

An oversupply of comparable or higher specification rigs could depress the demand and contract prices for ultra-deepwater rigs and could adversely affect our financial condition, results of operations or cash flows.

There are numerous high-specification rigs currently under contract for construction in the industry worldwide. We estimate there are approximately 56 ultra-deepwater rigs scheduled for delivery between November 1, 2011 and the end of 2014, 34 of which are not yet contracted to customers. The entry into service of these new units will increase supply and could curtail a strengthening, or trigger a reduction, in dayrates as rigs are absorbed into the active fleet. Any increase in construction of drilling units could negatively impact utilization and dayrates. Lower utilization and dayrates could require us to enter into lower dayrate contracts or to idle one or more of our drillships, which could have a material adverse effect on our financial condition, results of operations and cash flows or result in the recognition of impairment charges on our drillships.

The demand for our services depends on the level of activity in the offshore oil and natural gas industry, which is significantly affected by oil and natural gas prices and other factors beyond our control.

The demand for our services depends on the level of activity in oil and natural gas exploration, development and production in offshore areas worldwide. Oil and natural gas prices and market expectations about potential changes in these prices significantly affect this level of activity. Higher spot market commodity prices do not necessarily or quickly translate into increased drilling activity since customers’ expectations about long-term commodity prices also drive demand for offshore drilling services. Likewise, increased competition for customers’ drilling budgets could come from markets in which we do not provide services, such as land-based energy markets in Africa, Russia, Western Asia, the Middle East, North America and elsewhere. Customers’ drilling programs are also affected by the availability of attractive drilling prospects, results of exploratory drilling, relative production costs, the stage of reservoir development, budgetary constraints and political and regulatory environments.

Historically, the markets for crude oil and natural gas have been volatile and are likely to continue to be volatile in the future. For example, since January 1, 2010, the New York Mercantile Exchange (the “NYMEX”) daily settlement price for the prompt month crude oil contract has ranged from a high of $115.45 per barrel to a low of $75.01 per barrel. Since January 1, 2010, the NYMEX daily settlement price for the prompt month natural gas contract ranged from a high of $6.99 per MMBtu to a low of $3.72 per MMBtu. As of November 4, 2011, the NYMEX daily settlement price for the prompt month crude oil contract was $94.26 per barrel, while the NYMEX daily settlement price for the prompt month natural gas contract was $3.78 per MMBtu. The markets and prices for crude oil and natural gas depend on factors beyond our control. These factors include:

•	worldwide demand for oil and natural gas, including economic conditions and activity in the United States, China and other energy-consuming markets;

•	the cost of exploring for, developing, producing and delivering oil and natural gas, and the relative cost of onshore production or importation of natural gas;

•	the ability of the Organization for Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing;

•	the level of production in non-OPEC countries;

•	expectations regarding future prices and levels of production of oil and natural gas;

•	the policies of various governments regarding exploration and development of their oil and natural gas reserves;

•	the development and exploitation of alternative fuels, and the competitive, regulatory and political position of hydrocarbons as a source of energy compared with other energy sources;

•	the availability and discovery rate of new oil and natural gas reserves;

•	the rate of decline of existing and new oil and natural gas reserves;

•	global economic and weather conditions;

•	advances in exploration, development and production technology;

•	domestic and international tax policies and government regulations;

•	the ability of oil and natural gas companies to raise capital;

•

the worldwide military and political environment, including uncertainty or instability resulting from an outbreak of armed hostilities or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States or elsewhere; and

•	acts of civil disobedience or piracy that affect oil and natural gas producing regions, especially in West Africa, where armed conflict and civil unrest remain a concern.

Sustained low market prices for oil and natural gas may cause companies exploring for oil and natural gas to cancel or curtail their drilling programs, thereby reducing demand for drilling services. Any reduction in the demand for drilling services may materially erode dayrates and/or utilization rates for our drillships, which could have a material adverse effect on our financial condition, results of operations and cash flows and could have a significant negative impact on the market price of our common shares.

Failure to secure drilling contracts prior to deployment of our remaining newbuild drillships could have a material adverse effect on our financial condition, results of operations or cash flows.

We have not yet secured drilling contracts for the Pacific Khamsin and the Pacific Sharav, which are being built pursuant to contracts with SHI and are scheduled for delivery in the second and third quarter of 2013, respectively. Our ability to obtain drilling contracts for these drillships will depend on market conditions and our customers’ drilling programs. If the ultra-deepwater drilling market is experiencing overcapacity when the Pacific Khamsin and the Pacific Sharav are delivered, we may not be able to contract these drillships on favorable terms, or at all. Our failure to secure a drilling contract for any of our uncontracted rigs prior to its deployment could have a material adverse effect on our financial condition, results of operations and cash flows.

Because our business is focused exclusively on the offshore drilling market, adverse developments in the offshore drilling industry could have a material adverse effect on our financial condition, results of operations or cash flows.

We rely exclusively on the revenues generated from the offshore drilling business. Therefore, any adverse development in the deepwater offshore drilling market would have a significantly more negative impact on our financial condition, results of operations and cash flows than if we operated a more diversified business.

The imposition of stringent restrictions or prohibitions on offshore drilling by any governing body may have a material adverse effect on our business.

Events in recent years have heightened environmental and regulatory concerns about the oil and natural gas industry. From time to time, governing bodies have enacted and may propose legislation or regulations that would materially limit or prohibit offshore drilling in certain areas. If laws are enacted or other governmental action is taken that restrict or prohibit offshore drilling in our expected areas of operation, our business could be materially adversely affected.

For example, the U.S. governmental, regulatory and industry response to the Deepwater Horizon drilling rig accident in April 2010 and resulting oil spill could have a prolonged and material adverse impact on drilling operations in the U.S. Gulf of Mexico. Following the April 2010 fire and explosion aboard the Deepwater Horizon drilling platform owned by a competitor and subsequent release of oil from the Macondo well in the Gulf of Mexico, the federal Bureau of Ocean Energy Management, Regulation and Enforcement (“BOEMRE”) issued a moratorium on deepwater drilling activities in the U.S. Gulf of Mexico, which was lifted on October 12, 2010, and also implemented a series of environmental, technological and safety measures intended to improve offshore safety systems and environmental protection. The recently issued safety regulations require operators to, among other things, submit independent third-party reports on the design and operation of blowout preventers (“BOPs”) and other well control systems, and conduct tests on the functionality of well control systems. Additional regulations address new standards for certain equipment involved in the construction of offshore wells, especially BOPs, and require operators to implement and enforce a safety and environmental management system, including regular third-party audits of safety procedures and drilling equipment to assure that offshore rig personnel and equipment remain in compliance with the new regulations. Prior to the resumption of drilling following the moratorium, each operator is required to demonstrate that it has in place written and enforceable procedures, pursuant to applicable regulations, that ensure containment in the event of a deepwater blowout. Only a limited number of new drilling permits have been issued by the BOEMRE since resumption of new permit issuance in February 2011. Any recovery of growth prospects in the Gulf of Mexico may stall if the current pace of permit issuance by the BOEMRE does not increase significantly. In this regulatory environment, Chevron may be unable to commence drilling operations with the Pacific Santa Ana in the U.S. Gulf of Mexico according to its original plans. In such case, and pursuant to the contract, Chevron may choose either to operate the Pacific Santa Ana in the U.S. Gulf of Mexico performing operations permitted under existing regulations at that time, to operate the Pacific Santa Ana outside of the U.S. Gulf of Mexico or to pay the contractual standby dayrate. Chevron may also choose to exercise the contract’s termination clause, under which Chevron would be required to pay a standby rate to us on a monthly basis for the remaining period of the contract.

The U.S. Gulf of Mexico represents a significant portion of the industry’s existing deepwater drillship demand. The BOEMRE moratorium and new regulations have created significant uncertainty regarding the outlook of offshore drilling activity in the U.S. Gulf of Mexico and possible implications for regions outside of the U.S. Gulf of Mexico. If the new regulations, operating procedures and possibility of increased legal liability are viewed by our current or future customers as a significant impairment to expected profitability on drilling projects in the U.S. Gulf of Mexico, deepwater drillships and other floating rigs could depart the U.S. Gulf of Mexico, which would likely affect the global supply and demand balance for such drillships and rigs, resulting in lower dayrates and/or utilization and a more competitive and challenging business environment in the international sector. In addition to the new safety requirements, the BOEMRE could issue additional safety and environmental guidelines or regulations for drilling in the U.S. Gulf of Mexico that could disrupt or delay drilling operations, increase the cost of drilling operations or reduce the area of operations for deepwater drilling rigs, and other governments could take similar actions. All of these uncertainties could result in increased future operating costs, including insurance costs, which we may not be able to pass through to our customers.

Our global operations may be adversely affected by political and economic circumstances in the countries in which we operate. A significant portion of our business is conducted in Nigeria, which exposes us to risks of war, local economic instabilities, corruption, political disruption and civil disturbance in that region.

A primary component of our business strategy is to operate in global oil and natural gas producing areas. We are subject to a number of risks inherent in any business that operates globally, including:

•	political, social and economic instability, war, piracy and acts of terrorism;

•	potential seizure, expropriation or nationalization of assets;

•	damage to our equipment or violence directed at our employees, including kidnappings;

•	increased operating costs;

•	complications associated with supplying, repairing and replacing equipment in remote locations;

•	repudiation, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk and named windstorm coverage in certain areas;

•	import-export quotas;

•	confiscatory taxation;

•	work stoppages;

•	unexpected changes in regulatory requirements;

•	wage and price controls;

•	imposition of trade barriers;

•	imposition or changes in interpretation and enforcement of local content laws, such as those we must currently comply with in Nigeria and Brazil;

•	restrictions on currency or capital repatriations;

•	solicitation by government officials for improper payments or other forms of corruption;

•	currency fluctuations and devaluations; and

•	other forms of government regulation and economic conditions that are beyond our control.

These risks may be higher in the developing countries such as Nigeria, where the Pacific Bora entered service in August 2011 under a three-year drilling contract with a wholly-owned Nigerian subsidiary of Chevron and the Pacific Scirocco is expected to enter service in December 2011 under a one-year drilling contract with a subsidiary of Total, with two one-year options and one two-year option. Countries in West Africa have experienced political and economic instability in the past and such instability may continue in the future. Additionally, Nigeria is ranked 134 out of 180 countries in Transparency International’s 2010 Corruption Perceptions Index and placed 125 out of 183 in the World Bank’s Doing Business 2010 report. Furthermore, there are significant sectarian tensions in Nigeria among the numerous different ethnic and tribal groups, which have resulted in sporadic violence. Disruptions may occur in the future, and losses caused by these disruptions may occur that will not be covered by insurance.

Our contract drilling operations may be adversely affected by various laws and regulations in countries in which we operate relating to the equipment and operation of drilling units, oil and natural gas exploration and development, import and export activities.

Governments in some foreign countries have been increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries, including local content requirements for participating in tenders for certain drilling contracts. Many governments favor or effectively require that drilling contracts be awarded to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may result in inefficiencies or put us at a disadvantage when we bid for contracts against local competitors.

In addition, the shipment of goods, services and technology across international borders subjects us to extensive trade laws and regulations. Our import and export activities are governed by unique customs laws and regulations in each of the countries where we operate. Moreover, many countries control the import and export of certain goods, services and technology and impose related import and export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities, and we are also subject to the U.S. anti-boycott law.

The laws and regulations concerning import and export activity, recordkeeping and reporting, import and export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. The global economic downturn may increase some foreign government’s efforts to enact, enforce, amend or interpret laws and regulations as a method to increase revenue. Shipments can be delayed and denied import or export for a variety of reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with these applicable legal and regulatory obligations also could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.

We may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available in the country of operation, controls over currency exchange or controls over the repatriation of income or capital.

Delays or cost overruns in the construction of new drillships or the modification of existing drillships could adversely affect our business. These risks are concentrated because all of our drillships currently on order and under construction are being built by SHI in South Korea.

As of November 4, 2011, we have a total of three deepwater newbuild rigs currently on order or under construction or modification (the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav). In addition, in June 2011, we signed an agreement with SHI granting us an option through October 31, 2011, which was extended through January 31, 2012, to purchase another newbuild drillship at the same price and on similar terms and conditions as those currently under construction. We may enter into agreements to commence newbuild projects in the future. Additionally, as part of our growth strategy we may contract from time to time for the construction of drilling units. Such construction projects are subject to risks of delay or cost overruns inherent in any large construction project, including costs or delays resulting from the following:

•	shipyard availability;

•	unexpected delays in delivery times for, or shortages of, key equipment, parts and materials;

•	shortages of skilled labor and other shipyard personnel necessary to perform the work;

•	shortages or unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;

•	unforeseen design and engineering problems, including those relating to the commissioning of newly designed equipment;

•	unanticipated actual or purported change orders;

•	work stoppages and labor disputes;

•	latent damages or deterioration to hull, equipment and machinery in excess of engineering estimates and assumptions;

•	delays in, or inability to obtain, access to financing;

•	failure or delay of third-party service providers and labor disputes;

•	disputes with shipyards and suppliers;

•	our requests for changes to the original rig specifications;

•	delays and unexpected costs of incorporating parts and materials needed for the completion of projects;

•	financial or other difficulties at shipyards and suppliers;

•	adverse weather conditions or storm damage;

•	inability to obtain required permits or approvals; and

•	defective construction and the resultant need for remedial work.

These factors may contribute to cost variances and delays in the delivery of our newbuild units. Our risks are concentrated because all of our drillships currently on order and under construction are being built by SHI in South Korea.

Delays in the delivery of our drillships would result in a loss of revenue and may subject us to penalties due to delays in contract commencement and may result in termination or shortening of the term of the drilling contract for the rig by the customer pursuant to applicable late delivery clauses. We will not receive any material increase in revenue or cash flow from new or modified drillships until they are placed in service and customers enter into binding arrangements for the use of such drillships. In the event of termination of one of these contracts, we may not be able to secure a replacement contract on as favorable terms, or at all. If we experience delays and costs overruns in the construction of our drillships due to any of the factors listed above, our financial condition, results of operations or cash flows could be materially adversely affected.

Shortages of equipment, spare parts and ancillary services could have a negative impact on our operations.

Our operations rely on the timely supply of equipment and spare parts to maintain and repair our fleet. We also rely on the supply of ancillary services, including, among others, supply boats, helicopter services, catering services and engineering and technical services. Shortages in materials, delays in the delivery of necessary spare parts, equipment or other materials, or the unavailability of ancillary services could negatively impact our operations and result in increases in rig downtime and delays in the repair and maintenance of our fleet.

Our current backlog of contract drilling revenue may not be fully realized.

As of November 4, 2011, we had a contract backlog on the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana of approximately $2.2 billion. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the contract. The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the tables provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contract Backlog” of this prospectus due to various factors, including shipyard and maintenance projects, downtime and other factors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contract Backlog.”

The contractual dayrate used to calculate average estimated contract backlog per day is higher than other rates that may be in effect at certain times under the contract, including the standby rate or waiting on weather rate, the repair rate or the force majeure rate. We may not be able to realize the full amount of our contract backlog due to events beyond our control. In addition, some of our customers may experience liquidity issues, which could worsen if commodity prices declined to lower levels for an extended period of time. Liquidity issues could lead our customers to go into bankruptcy or could encourage our customers to seek to repudiate, cancel or renegotiate these agreements for various reasons, as described under “—Our drilling contracts may be terminated early in certain circumstances” below. Our inability to realize the full amount of our contract backlog could have a material adverse effect on our financial position, results of operations or cash flows.

Our substantial indebtedness could adversely affect our financial condition and business prospects.

As of November 4, 2011, we and our subsidiaries, on a consolidated basis, had approximately $1,081 million of debt, which is secured by substantially all of our assets. Our substantial level of indebtedness, and the terms of the agreements that govern such indebtedness, may have important consequences for your investment and our business such as:

•

requiring us and our subsidiaries to use a substantial portion of our cash flow from operations to pay interest and principal on the debt, which would reduce the funds available for working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other investments, which may limit our ability to execute our business strategy;

•	heighten our vulnerability to downturns in business or the general economy and restrict us from exploiting business opportunities or making acquisitions;

•	make it more difficult for us to satisfy our financial obligations;

•	place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	result in higher interest expense if interest rates increase for the portion of our indebtedness that has not been hedged.

Each of these factors may have a material and adverse effect on our financial condition and business prospects. We may also incur substantial additional indebtedness in the future. If we incur additional indebtedness, the related risks that we now face would intensify and could further exacerbate the risks associated with our substantial leverage. Our ability to service our debt depends upon, among other things, our future financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our cash flows from operations are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

The Project Facilities Agreement imposes significant operating and financial restrictions on certain of our subsidiaries, which may prevent us from capitalizing on business opportunities and taking some actions.

The Project Facilities Agreement contains numerous restrictions on the activities of our subsidiary, Pacific Drilling Limited (as guarantor of borrowings under the Project Facilities Agreement) and all of its subsidiaries, including Pacific Bora Ltd., Pacific Scirocco Ltd, Pacific Mistral Ltd. and Pacific Santa Ana Ltd, each of which is a borrower under the Project Facilities Agreement. Substantially all of our current and expected near-term revenues are derived from these entities. These restrictions limit the ability of each of those entities to, among other things:

•	make certain types of loans and investments;

•	make dividends or other payments to us, redeem or repurchase stock, prepay, redeem or repurchase other debt or make other restricted payments;

•	incur or guarantee additional indebtedness;

•	use proceeds from asset sales, new indebtedness or equity issuances for general corporate purposes or investment into our current business;

•	invest in certain new joint ventures;

•	create or incur liens;

•	sell assets or consolidate or merge with or into other companies;

•	engage in transactions with affiliates; and

•	enter into new lines of business.

The Project Facilities Agreement also contains a number of financial covenants that impose significant restrictions on us, including requirements that our subsidiary, Pacific Drilling Limited, maintain certain liquidity levels and financial ratios. The restrictions and covenants contained in our debt agreements may prevent us from taking actions that we believe would be in our best interest and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that may subject us to additional restrictive covenants that could affect our financial and operational flexibility. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond our control. The breach of any of these covenants and restrictions could result in a default under the agreements governing our debt. An event of default under any of these agreements would permit some of the lenders to declare all amounts borrowed from them to be due and payable. In addition, debt under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness, and we may not be able to find alternative financing. Even if we could obtain alternative financing, such financing might not be on terms that are favorable or acceptable. If we were unable to repay amounts borrowed, the holders of the debt could initiate a bankruptcy or liquidation proceeding. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness” for a description of the restrictions and covenants applicable to our Project Facilities Agreement.

We will require a significant amount of cash to service our indebtedness and other obligations. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on, or refinance, our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. A significant reduction in our operating cash flows, including as a result of changes in general economic conditions, timing of contracts or payments, legislative or regulatory conditions, increased competition or other events beyond our control, could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our financial condition, results of operations, cash flows and ability to service our debt and other obligations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness” for more information regarding our amortization payment schedule with respect to our borrowings under the Project Facilities Agreement. If we are unable to service our indebtedness or to fund our liquidity needs, we may be forced to adopt an alternative strategy that may include actions such as reducing capital expenditures, selling assets, restructuring or refinancing indebtedness, seeking additional equity capital or any combination of the foregoing. If we raise additional funds by issuing additional equity securities, existing shareholders may experience dilution. We cannot assure you that any of these alternative strategies could be effected on satisfactory terms, or at all, or that they would yield sufficient funds to enable us to make required payments on our indebtedness or to fund our other liquidity needs. Reducing or delaying capital expenditures or selling assets could delay future cash flows. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives.

Our failure to generate sufficient operating cash flow or to achieve any of these alternatives could significantly adversely affect the value of our securities. In addition, if we default in the payment of amounts due on any current indebtedness, such default would give rise to an event of default under the agreements governing our indebtedness and could lead to the possible acceleration of amounts due under any of our outstanding indebtedness. In the event of any acceleration, we may not have enough cash to repay our outstanding indebtedness.

Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues.

We do not expect operating and maintenance costs to fluctuate in direct proportion to changes in operating revenues. The principal components of our operating costs are, among other things, direct and indirect costs of labor and benefits, maintenance and spare parts and insurance. Operating revenues may fluctuate as a function of changes in dayrates. However, costs for operating a drillship are generally fixed or only semi-variable regardless of the dayrate being earned. In addition, should one of our drillships incur idle time between contracts, we would typically maintain the crew to prepare the drillship for its next contract and would not reduce costs to correspond with the decrease in revenue. During times of moderate activity, reductions in costs may not be immediate, as the crew may be required to prepare the drillship for stacking, after which time the crew will be reduced to a level necessary to maintain the drillship in working condition with the extra crew members assigned to active drillships or dismissed. In addition, as drillships are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. Equipment maintenance expenses fluctuate depending upon the type of activity a drillship is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are amortized.

Failure to employ a sufficient number of skilled workers or an increase in labor costs could negatively affect our operations.

We require skilled personnel to operate and provide technical services to, and support for, our drillships. In periods of increasing activity and when the number of operating units in our areas of operation increases, either because of new construction, re-activation of idle units or the mobilization of units into the region, shortages of qualified personnel could arise, creating upward pressure on wages, higher turnover and difficulty in staffing. A shortage of qualified personnel, the inability to obtain and retain qualified personnel or a reduction in the experience level of our personnel as a result of increased turnover could negatively affect the quality and timeliness of our work and lead to higher downtime and more operating incidents, which in turn could decrease revenues and increase costs. If increased competition for labor were to intensify in the future, we may experience increases in costs or limits on operations. In addition, our ability to expand operations depends in part upon our ability to increase the size of our skilled labor force.

An inability to obtain visas and work permits for our employees on a timely basis could negatively affect our operations and have an adverse effect on our business.

Our ability to operate worldwide depends on our ability to obtain the necessary visas and work permits for our personnel to travel in and out of, and to work in, the jurisdictions in which we operate. Governmental actions in some of the jurisdictions in which we operate may make it difficult for us to move our personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. If we are not able to obtain visas and work permits for the employees we need for operating our drillships on a timely basis, we might not be able to perform our obligations under our drilling contracts, which could allow our customers to cancel the contracts. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, our financial condition, results of operations or cash flows could be materially adversely affected.

Our business is subject to numerous governmental laws and regulations, including those that may impose significant costs and liability on us for environmental and natural resource damages.

Many aspects of our operations are subject to foreign, federal, regional, state and local laws and regulations that may relate directly or indirectly to the contract drilling and well servicing industries, including those requiring us to obtain and maintain specific permits or other governmental approvals to control the discharge of oil and other contaminants into the environment or otherwise relating to environmental protection. Countries where we operate have environmental laws and regulations covering the discharge of oil and other contaminants and protection of the environment in connection with our operations. Additionally, any operations and activities in the United States and its territorial waters will be subject to numerous environmental laws and regulations, including the Oil Pollution Act of 1990 (“OPA”), the Outer Continental Shelf Lands Act (“OCSLA”), the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and the International Convention for the Prevention of Pollution from Ships (“ICPPS”). Failure to comply with these laws, regulations and treaties may result in the assessment of administrative, civil and even criminal penalties, the imposition of remedial obligations, the denial or revocation of permits or other authorizations and the issuance of injunctions that may limit or prohibit our operations. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these laws and regulations, the modification of existing laws or regulations or the adoption of new laws or regulations that curtail exploratory or developmental drilling for oil and natural gas could materially limit future contract drilling opportunities or materially increase our costs. In addition, we may be required to make significant capital expenditures to comply with such laws and regulations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar foreign anti-bribery laws.

The United States Foreign Corrupt Practices Act (the “FCPA”) and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making, offering or authorizing improper payments to non-U.S. government officials for the purpose of obtaining or retaining business. We operate in several countries where strict compliance with anti-bribery laws may conflict with local customs and practices. Violations of anti-bribery laws (either due to our acts or our inadvertence) may result in criminal and civil sanctions and could subject us to other liabilities in the U.S. and elsewhere. Even allegations of such violations could disrupt our business and result in a material adverse effect on our business and operations. We may be subject to competitive disadvantages to the extent that our competitors are able to secure business, licenses or other preferential treatment by making payments to government officials and others in positions of influence or using other methods that U.S. and foreign laws and regulations and our own policies prohibit us from using.

In order to effectively compete in some foreign jurisdictions, we utilize local agents and/or establish joint ventures with local operators or strategic partners. For example, in Nigeria, we have established the PIDWAL joint venture, which is 90% owned by us and 10% owned by Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. PIDWAL is party to the contract with a subsidiary of Chevron for the Pacific Bora and the contract with a subsidiary of Total for the Pacific Scirocco. Derotech is also performing marketing services for PIDWAL. In addition, we have retained a marketing agent in Brazil and have agreements with agents in both Nigeria and Brazil, pursuant to which the agents, among other activities, process visas, customs clearance of routine shipments of equipment, materials and supplies and process temporary importation permits, extensions and renewals. One of our logistics agents in Nigeria is an affiliate of Derotech. All of these activities involve interaction by our agents with non-U.S. government officials. Even though some of our agents and partners may not themselves be subject to the FCPA or other non-U.S. anti-bribery laws to which we may be subject, if our agents or partners make improper payments to non-U.S. government officials in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

We have substantial obligations to fund contracts and other arrangements related to the construction of our newbuild drillships under construction. If we fail to meet these obligations or construction of these newbuild drillships is not completed, such failure could have a material adverse effect on our financial condition, results of operations and cash flows and could adversely affect our ability to meet our obligations.

We have significant contractual commitments to SHI related to the three rigs currently under construction, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav, totaling approximately $1.2 billion as of June 30, 2011. We intend to fund the remaining $282 million payable to SHI on the Pacific Santa Ana with borrowings under our Project Facilities Agreement. The SHI contracts for the Pacific Khamsin and the Pacific Sharav provide for an aggregate purchase price of approximately $1.0 billion for the acquisition of these two vessels, payable in installments during the construction process, of which we have made payments of $50 million through June 30, 2011. We anticipate making payments of approximately $75 million during the remainder of 2011, approximately $224 million in 2012 and approximately $646 million in 2013. We will need to secure additional financing in order to fund these payments. In addition, in the event that we exercise our option with SHI to construct a seventh drillship, we will also need to secure funding for construction of that vessel. The final terms and availability of any financing for the obligations related to the construction of the Pacific Khamsin and the Pacific Sharav will be determined by, among other factors, current financial market conditions, our creditworthiness and drilling industry conditions. If we are unable to obtain or arrange the financing for these new drillships on satisfactory terms, these rigs could be delayed or otherwise not delivered by the shipyard, which could have a material adverse effect on our financial condition, results of operations and cash flows.

If any of our newbuild drillships are delayed, cancelled or not delivered as expected for any reason upon completion of construction, we will not be able to deliver the drillship to our customer under the drilling contract entered into for such drillship and for which we provide a performance guarantee. In such event, we will need to find a replacement unit that is acceptable to our customer. If we are unable to deliver an acceptable replacement, we will lose any anticipated income from the employment of such unit and may be required to pay substantial liquidated damages to our customer. Should we become liable under a performance guarantee, we could be held liable for the customer’s potential damages, including, but not limited to, any increase in rates between our current drilling contract with the customer and any substitute drilling contract such customer may obtain. If we were to lose all or a portion of our investment, including any anticipated revenue from the operation of a drillship, or become liable to a customer for liquidated damages, our financial condition, results of operations and cash flows could be materially adversely affected.

We may be required to make significant capital expenditures to maintain our competitiveness and to comply with laws and the applicable regulations and standards of governmental authorities and organizations, which would negatively affect our financial condition, result of operations and cash flows.

Changes in offshore drilling technology, customer requirements for new or upgraded equipment and competition within our industry may require us to make significant capital expenditures in order to maintain our competitiveness. Our competitors may have greater financial and other resources than we have, which may enable them to make technological improvements to existing equipment or replace equipment that becomes obsolete. In addition, changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations, may require us to make additional unforeseen capital expenditures. For example, we may be required to make significant capital expenditures for alterations or the addition of new equipment to satisfy requirements of the U.S. Coast Guard and the American Bureau of Shipping. As a result, we may be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues, in order to make such alterations or to add such equipment. In the future, market conditions may not justify these expenditures or enable us to operate our older vessels profitably during the remainder of their economic lives.

If we are unable to fund these capital expenditures with cash flow from operations, we may either incur additional borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets for future offerings may be limited by our financial condition at the time, by changes in laws and regulations (or interpretation thereof) and by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we raise additional funds by issuing additional equity securities, existing shareholders may experience dilution. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business and on our financial condition, results of operations and cash flows.

Worldwide economic and financial problems may materially reduce our revenue, profitability and cash flows.

The recent worldwide economic and financial problems reduced the availability of liquidity and credit to fund business operations worldwide and adversely affected our customers, suppliers and lenders. The recent global recession has caused a reduction in worldwide demand for energy and resulted in lower oil and natural gas prices. Demand for our services depends on activity in the oil and natural gas industry and capital expenditure levels, each of which is directly affected by trends in oil and natural gas prices. Any prolonged reduction in oil and natural gas prices would further depress the current levels of exploration, development and production activity. Perceptions of lower oil and natural gas prices by oil and natural gas companies over the long-term can similarly reduce or delay major expenditures. Lower levels of activity result in a corresponding decline in the demand for our services, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Global ultra-deepwater rig demand is heavily dependent on Petrobras’ development plan for offshore Brazil.

While disruptions in any region or country or to any major operator have the potential to adversely impact our business either directly through our operations or indirectly through a reduction in overall demand for high-specification, ultra-deepwater rigs, this risk is especially pronounced in Brazil and with respect to Petrobras as an operator. Petrobras has announced a multi-billion dollar drilling program over the next several years to develop recently discovered pre-salt oil fields. As a result, we expect Brazil to be a major source of demand growth in the industry. However, Petrobras may not spend the sums outlined in its 2011-2015 business plan within the next several years or at all. Furthermore, Petrobras may not be able to obtain the necessary financing due to budget pressures, higher interest rates, adverse credit markets and other factors. Lower oil prices or lower-than-expected production may also prompt Petrobras to curtail its drilling program. Any substantial reduction in Petrobras’ proposed drilling program for any reason would reduce demand for drilling services worldwide. Any reduction in the demand for drilling services may materially erode dayrates and/or utilization rates for our drillships, which could have a material adverse effect on our financial condition, results of operations and cash flows and could have a significant negative impact on the market price of our common shares.

New technology and/or products may cause us to become less competitive, negatively impact our operations or increase our costs.

The offshore contract drilling industry is subject to the introduction of new drilling techniques and services that utilize new technologies, some of which may be subject to patent protection. New technologies and applications are constantly being developed that improve the economics of producing oil and natural gas and allow for the production of deposits formerly considered uneconomic to develop. As our competitors and others use or develop new technologies, we may be placed at a competitive disadvantage. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors have greater financial, technical and personnel resources that may allow them to access technological advantages and implement new technologies before we can. We cannot be certain that we will be able to implement new technology or products on a timely basis or at an acceptable cost. Thus, our inability to effectively use and implement new and emerging technology could have a material adverse effect on our financial condition, results of operations or cash flows.

Technology disputes involving us, our suppliers or sub-suppliers could negatively impact our operations or increase our costs.

Drilling units and drilling rig operations use patented or otherwise proprietary technology and, consequently, involve a potential risk of infringement of third party rights. The majority of the intellectual property rights relating to our drillships and related equipment are owned by us or our suppliers or sub-suppliers. In the event that we or one of our suppliers or sub-suppliers becomes involved in a dispute over infringement of intellectual property rights relating to equipment owned or used by us, we may lose access to repair services or replacement parts, or we could be required to cease use of some equipment. We could also be required to pay royalties for the use of equipment. Technology disputes involving us or our suppliers or sub-suppliers could adversely affect our financial results and operations.

We could be sued for patent infringement.

We could be sued for patent infringement related to certain technologies used on our drillships. Transocean sued Maersk Contractors USA Inc. (“Maersk”) for infringing two of Transocean’s U.S. patents involving dual activity on drilling assemblies. Some of our drillships can utilize technology related to the subject of this patent dispute. In April 2011, a jury determined that Maersk had not established that the asserted patent claims were invalid, that Maersk had infringed those claims, and awarded Transocean $15 million for Maersk’s infringement. On June 30, 2011, the judge presiding over the case invalidated the jury award, entered judgment in Maersk’s favor, and determined as a matter of law that the asserted patent claims were invalid for obviousness, that they were invalid for having a defective patent application and that Maersk had not infringed. However, Transocean has appealed this judgment, and if they were to prevail upon the appeal, Transocean could choose to sue us or our customers for infringing its patents if we use, offer to sell, or sell related technology in the United States, and we could be forced to discontinue the use of the technology in question, pay royalties to Transocean, or make indemnity payments to our customers.

Dual gradient drilling techniques may not result in the currently expected benefits and, as a result, adequate demand may not develop for these capabilities.

The Pacific Khamsin and the Pacific Sharav will be upgraded to have dual gradient drilling capabilities. Dual gradient drilling is a technology that allows two different pressure gradients to be maintained in the well (one in the drilling riser and one in the well below the mudline) by a process of replacing mud from the drilling riser with a seawater-density fluid. Although dual gradient drilling technology was technically proven ten years ago, the Pacific Santa Ana will be the first rig to deploy this technology for commercial application. Dual gradient drilling may not result in expected savings in cost and time per well, higher flow rates and greater access to “undrillable” reserves and, as a result, adequate demand may not develop for these capabilities. In addition, the dual gradient drilling concept that will be deployed by the Pacific Santa Ana are disclosed in patents assigned to Chevron. A court could interpret our license with Chevron to use the technical information, data, and knowledge made available by Chevron for dual gradient drilling operations in all of our drilling units to require that our drilling contract with Chevron for the use of the Pacific Santa Ana remain in effect even after the license takes effect on February 1, 2014.

There may be limits to our ability to mobilize drillships between geographic areas, and the time and costs of such mobilizations may be material to our business.

The offshore contract drilling market is generally a global market as drilling units may be mobilized from one area to another. However, the ability to mobilize drilling units can be impacted by several factors including, but not limited to, governmental regulation and customs practices, the significant costs to move a drilling unit, weather, political instability, civil unrest, military actions and the technical capability of the drilling units to operate in various environments. Additionally, while a drillship is being mobilized from one geographic market to another, we may not be paid by the customer for the time that the drillship is out of service. Also, we may mobilize a drillship to another geographic market without a customer contract, which will result in costs not reimbursable by future customers.

Our drilling contracts may be terminated early in certain circumstances.

Our contracts with customers may be terminated at the option of the customer upon payment of an early termination fee, which is typically a significant percentage of the dayrate or the standby rate under the drilling contract for a specified period of time. Such payments may not, however, fully compensate us for the loss of the contract. Our contracts also provide for termination by the customer without the payment of any termination fee, under various circumstances, typically including, but not limited to, our non-performance, as a result of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events. Many of these events are beyond our control. During periods of depressed market conditions, we are subject to an increased risk of our customers seeking to terminate their contracts, including through claims of non-performance. Our customers’ ability to perform their obligations under their drilling contracts with us may also be negatively impacted by continuing global economic uncertainty. If our customers terminate some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if payments due under our contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, our financial condition, results of operations or cash flows could be materially adversely affected. In addition, if any of our drilling contracts defaults, is terminated, and is not replaced in a timely manner with an acceptable contract under our Project Facilities Agreement, our obligations to repay outstanding indebtedness under the Project Facilities Agreement can be accelerated.

We are a holding company and are dependent upon cash flow from subsidiaries to meet our obligations. If our operating subsidiaries experience sufficiently adverse changes in their financial position or results of operations, or we otherwise become unable to pay our debts as they become due and obtain further credit, we may become subject to Luxembourg insolvency proceedings.

As we currently conduct our operations through, and most of our assets are owned by, our subsidiaries, our operating income and cash flow are generated by our subsidiaries. As a result, cash we obtain from our subsidiaries is the principal source of funds necessary to meet our obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition, operating requirements and debt requirements, may limit our ability to obtain cash from subsidiaries that we require to pay our expenses or meet our current or future debt service obligations. Applicable tax laws may also subject such payments to us by subsidiaries to further taxation.

The inability to transfer cash from our subsidiaries may mean that, even though we may have sufficient resources on a consolidated basis to meet our obligations, we may not be permitted to make the necessary transfers from our subsidiaries to meet our debt and other obligations. Likewise, we may not be able to make necessary transfers from our subsidiaries in order to provide funds for the payment of our obligations, for which we are or may become responsible under the terms of the agreements governing our indebtedness. The terms of certain of the agreements governing our indebtedness described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness” also place restrictions on our cash balance and require us to maintain reserves of cash which could inhibit our ability to meet our obligations.

If our operating subsidiaries experience sufficiently adverse changes in their financial position or results of operations, or we otherwise become unable to pay our debts as they become due and obtain further credit, we may be in a state of cessation of payments (cessation de paiements) and lose our commercial creditworthiness (ébranlement de credit), which could result in the commencement of insolvency proceedings in Luxembourg. Such proceedings would have a material adverse effect on our financial condition, results of operations or cash flows and could have a significant negative impact on the market price of our common shares.

The loss of some of our key executive officers and employees could negatively impact our business.

Our future operational performance depends to a significant degree upon the continued service of key members of our management as well as marketing, sales and operations personnel. The loss of one or more of our key personnel could have a material adverse effect on our business. We believe our future success will also depend in large part upon our ability to attract, retain and further motivate highly skilled management, marketing, sales and operations personnel. We may experience intense competition for personnel, and we may not be able to retain key employees or be successful in attracting, assimilating and retaining personnel in the future.

Our business involves numerous operating hazards, and our insurance may not be adequate to cover our losses.

Our operations are subject to the usual hazards inherent in the drilling and operation of oil and natural gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, craterings, fires, explosions and pollution. The occurrence of any of these events could result in the suspension of our drilling or production operations, claims by the operator, severe damage to, or destruction of, the property and equipment involved, injury or death to drilling unit personnel and environmental damage. Our operations could be suspended as a result of these hazards whether the fault is ours or that of a third party. In certain circumstances, governmental authorities may suspend drilling operations as a result of these hazards, and our customers may cancel or terminate their contracts. We may also be subject to personal injury and other claims of drilling unit personnel as a result of our drilling operations. Our operations also may be suspended because of machinery breakdowns, abnormal operating conditions, failure of subcontractors to perform or supply goods or services and personnel shortages.

In addition, our operations will be subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Severe weather could have a material adverse effect on our operations. Our drilling units could be damaged by high winds, turbulent seas or unstable sea bottom conditions which could potentially cause us to curtail operations for significant periods of time until such damages are repaired.

Damage to the environment could result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and natural gas companies, other businesses operating offshore and in coastal areas, environmental conservation groups, governmental entities and other third parties. Insurance policies and contractual rights to indemnity may not adequately cover losses, and we may not have insurance coverage or rights to indemnity for all risks. Moreover, pollution and environmental risks generally are not fully insurable.

As a result of the number of catastrophic events in the offshore drilling industry in recent years, such as hurricanes in the Gulf of Mexico and the Deepwater Horizon drilling rig incident, insurance underwriters have increased insurance premiums and increased restrictions on coverage. In particular, hurricane losses in recent years have impacted named windstorm insurance coverage, rates and availability for Gulf of Mexico area exposures. The Project Facilities Agreement requires us to carry named windstorm insurance in the event that two or more of our drillships operate in the Gulf of Mexico or other areas prone to the occurrence of named windstorms. Currently, we only have one drillship, the Pacific Santa Ana, contracted to operate in the Gulf of Mexico and are therefore presently not required to carry named windstorm insurance. If we were required to obtain named windstorm insurance in the future, our costs for obtaining insurance coverage could significantly increase. Furthermore, we may not be able to obtain such insurance on commercially reasonable terms.

Losses caused by the occurrence of a significant event against which we are not fully insured, or caused by a number of lesser events against which we are insured but are subject to substantial deductibles, aggregate limits and/or self-insured amounts, could materially increase our costs and impair our profitability and financial condition. Our policy limits for property, casualty, liability and business interruption insurance, including coverage for severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, may not be adequate should a catastrophic event occur related to our property, plant or equipment, or our insurers may not have adequate financial resources to sufficiently or fully pay related claims or damages. When any of our coverage expires, adequate replacement coverage may not be available, offered at reasonable prices or offered by insurers with sufficient financial resources.

Our customers may be unable or unwilling to indemnify us.

Consistent with standard industry practice, our customers generally assume, and indemnify us against, well control and subsurface risks under our dayrate contracts. These risks are associated with the loss of control of a well, such as blowout or cratering, the cost to regain control or redrill the well and associated pollution. However, our indemnification may not cover all damages, claims or losses to us or third parties, and the customer may not have sufficient resources to cover their indemnification obligations or the customer may contest their obligation to indemnify us. Also, in the interest of maintaining good relations with our key customers, we may choose not to assert certain indemnification claims. In addition, from time to time, we may be unable to negotiate contracts containing indemnity provisions that obligate our customers to indemnify us for such damages and risks.

Our financial condition may be adversely affected if we fail to successfully integrate acquired assets or businesses we acquire, or are unable to obtain financing for acquisitions on acceptable terms.

We believe that acquisition opportunities may arise from time to time, and any such acquisition could be significant. At any given time, discussions with one or more potential sellers may be at different stages. However, any such discussions may not result in the consummation of an acquisition transaction, and we may not be able to identify or complete any acquisitions. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common shares.

Any future acquisitions could present a number of risks, including:

•	the risk of using management time and resources to pursue acquisitions that are not successfully completed;

•	the risk of incorrect assumptions regarding the future results of acquired operations;

•	the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely; and

•	the risk of diversion of management’s attention from existing operations or other priorities.

In addition, if we are unsuccessful in integrating any acquisitions in a timely and cost-effective manner, our financial condition, results of operations or cash flows could be materially adversely affected.

Our potential purchase of existing vessels carries risks associated with the quality of those vessels.

In the future, we may acquire existing vessels as a way of renewing and expanding our fleet. Unlike newbuilds, existing vessels typically do not carry warranties with respect to their condition. While we generally inspect any existing vessel prior to purchase, such an inspection would normally not provide us with as much knowledge of its condition as we would possess if the vessel had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be more substantial than for vessels that we have operated since they were built. These costs could decrease our profits and reduce our liquidity.

We may enter into short-term drilling contracts, which may cause us to experience reduced profitability if customers reduce activity levels, terminate or seek to renegotiate drilling contracts, or if market conditions dictate that we enter into contracts that provide for payment based on a footage or turnkey basis, rather than on a dayrate basis.

Many drilling contracts are short-term, and oil and natural gas companies tend to reduce activity levels quickly in response to declining oil and natural gas prices. We may enter into short-term drilling contracts, which may adversely affect our business during a decline in market conditions if customers reduce their levels of operations.

During depressed market conditions, a customer may no longer need a unit that is currently under contract or may be able to obtain a comparable unit at a lower dayrate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. In addition, our customers may have the right to terminate, or may seek to renegotiate, existing contracts if we experience downtime, operational problems above the contractual limit or safety-related issues, if the drilling unit is a total loss, if the drilling unit is not delivered to the customer within the period specified in the contract or in other specified circumstances, which include events beyond the control of either party.

We may enter into contracts in the future that include terms allowing customers to terminate those contracts without cause, with little or no prior notice and without penalty or early termination payments. In addition, we could be required to pay penalties, which could be material, if those contracts are terminated due to downtime, operational problems or failure to deliver. In addition, we may enter into contracts in the future that may be cancellable at the option of the customer upon payment of a penalty, which may not fully compensate us for the loss of the contract. Early termination of a contract may result in a drilling unit being idle for an extended period of time. The likelihood that a customer may seek to terminate a contract is increased during periods of market weakness.

Currently, our drilling contracts are dayrate contracts, where we charge a fixed rate per day regardless of the number of days needed to drill the well. While we plan to continue to perform services on a dayrate basis, market conditions may dictate that we enter into contracts that provide for payment based on a footage basis, where we are paid a fixed amount for each foot drilled regardless of the time required or the problems encountered in drilling the well, or enter into turnkey contracts, whereby we agree to drill a well to a specific depth for a fixed price and bear some of the well equipment costs. These types of contracts are more risky than a dayrate contract as we would be subject to downhole geologic conditions in the well that cannot always be accurately determined and subject us to greater risks associated with equipment and downhole tool failures. Unfavorable downhole geologic conditions and equipment and downhole tool failures may result in significant cost increases or may result in a decision to abandon a well project which would result in us not being able to invoice revenues for providing services. Any such termination or renegotiation of contracts and unfavorable cost increases or loss of revenue could have a material adverse effect on our financial condition, results of operations or cash flows.

Our labor costs and the operating restrictions under which we operate could increase as a result of collective bargaining negotiations and changes in labor laws and regulations.

Some of our employees working in Nigeria and Brazil may in the future be represented by, and some of our contracted labor work under, collective bargaining agreements. Many of these represented individuals are working under agreements that are subject to annual salary negotiation. These negotiations could result in higher personnel expenses, other increased costs or increased operational restrictions as the outcome of such negotiations apply to all offshore employees not just the union members. Although our U.S. employees are not covered by a collective bargaining agreement, the marine services industry has been targeted by maritime labor unions in an effort to organize U.S. Gulf of Mexico employees. In addition, legislation has been introduced in the U.S. Congress that could encourage additional unionization efforts in the United States, as well as increase the chances that such efforts succeed. A significant increase in the wages paid by competing employers or the unionization of our U.S. Gulf of Mexico employees could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. Additional unionization efforts, if successful, new collective bargaining agreements could materially increase our labor costs. Strikes and work stoppages could have material adverse effect on our operations.

We may suffer losses as a result of foreign currency fluctuations.

A significant portion of the contract revenues of our foreign operations will be paid in U.S. Dollars; however, some payments are made in foreign currencies. As a result, we are exposed to currency fluctuations and exchange rate risks as a result of our foreign operations. To minimize the financial impact of these risks when we are paid in foreign currency, we attempt to match the currency of operating costs with the currency of contract revenue. If we are unable to substantially match the timing and amounts of these payments, any increase in the value of the U.S. Dollar in relation to the value of applicable foreign currencies could adversely affect our operating revenues when translated into U.S. Dollars.

We are exposed to the credit risks of our customers, and nonpayment by our customers could adversely affect our financial condition, results of operations or cash flows.

We are subject to risks of loss resulting from nonpayment or nonperformance by our customers. Any material nonpayment or nonperformance by our customers and certain other third parties could adversely affect our financial condition, results of operations or cash flows. If any of our customers or other parties default on their obligations to us, our financial condition, results of operations or cash flows could be adversely affected. Furthermore, some of our customers and other parties may be highly leveraged and subject to their own operating and regulatory risks.

Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks, piracy and the current conflicts in Egypt and Libya and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, or elsewhere, which may contribute to further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.

In addition, oil facilities, shipyards, vessels, pipelines and oil and natural gas fields could be targets of future terrorist attacks and our vessels could be targets of pirates or hijackers. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and natural gas to or from certain locations. Terrorist attacks, war, piracy or other events beyond our control that adversely affect the production of oil could entitle our customers to terminate our drilling contracts, which would have a material adverse effect on our financial condition, results of operations and cash flows.

Risks Relating to the Offering and an Investment in Our Common Shares

The price of our common shares after the offering may be volatile.

The trading price of our common shares could fluctuate significantly in response to, among other things, variations in operating results, adverse business developments, interest rate changes, changes in financial estimates by securities analysts, matters announced in respect of major customers or competitors or changes to the regulatory environment in which we operate.

The price of our common shares may be volatile and may fluctuate due to various factors, including:

•	actual or anticipated fluctuations in quarterly and annual results;

•	mergers and strategic alliances in the offshore contract drilling industry;

•	market conditions in the offshore contract drilling industry;

•	changes in government regulations;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	changes in our dividend policy;

•	announcements concerning us or our competitors;

•	the failure of securities analysts to publish research about us after the offering, or analysts making changes in their financial estimates;

•	general economic conditions;

•	terrorist acts;

•	future issuances of our common shares or other securities;

•	sales of substantial amounts of our common shares or the perception that such sales could occur;

•	investors’ perception of us and the offshore contract drilling industry;

•	the general state of the securities market; and

•	other developments affecting our business, our industry or our competitors.

The offshore contract drilling industry has been unpredictable and volatile. Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our common shares may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of the common shares despite our operating performance. Consequently, you may not be able to sell the common shares at prices equal to or greater than the purchase price set in the offering.

Your rights and responsibilities as a shareholder will be governed by Luxembourg law and will differ in some respects from the rights and responsibilities of shareholders under other jurisdictions, including the United States, and shareholder rights under Luxembourg law may not be as clearly established as shareholder rights under the laws of other jurisdictions.

Our corporate affairs are governed by our articles of association, as amended from time to time (the “Articles”), and by the laws governing companies incorporated in Luxembourg. The rights of our shareholders and the responsibilities of members of our board of directors (the “Board of Directors”) under Luxembourg law may not be as clearly established as shareholder rights under the laws of other jurisdictions. We anticipate that all of our shareholder meetings will take place in Luxembourg.

In addition, the rights of shareholders as they relate to, for example, the exercise of shareholder rights, are governed by Luxembourg law and our Articles and differ from the rights of shareholders under other jurisdictions, including the United States. The holders of our common shares may have more difficulty in protecting their interests in the face of actions by the Board of Directors than if we were incorporated in the United States.

Because we are incorporated under the laws of Luxembourg, you may face difficulty protecting your interests, and your ability to protect your rights through other international courts, including the United States, may be limited.

We are incorporated under the laws of Luxembourg, and the majority of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within certain jurisdictions, including the United States, in a way that will permit a court in such country to have jurisdiction over us, or to enforce judgments against them obtained in the U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal and state securities laws. Please read “Enforceability of Civil Liabilities.”

We are controlled by a single shareholder, which could result in potential conflicts of interest with our public shareholders.

At the completion of this offering, an entity controlled by the Quantum Pacific Group will beneficially own approximately 69% of our outstanding common shares (assuming that the underwriters’ option to purchase additional common shares is not exercised) and will be in a position to control actions that require the consent of our shareholders, including the election of directors, amendment of our Articles and any merger or sale of substantially all of our assets. In addition, three members of our Board of Directors are also employees of Quantum Pacific Advisory Limited, an affiliate of the Quantum Pacific Group, including Mr. Ron Moskovitz, the Chairman of our Board of Directors, who is also the Chief Executive Officer of Quantum Pacific Advisory Limited. We also have certain contractual arrangements with the Quantum Pacific Group. See “Related Party Transactions.”

There are no restrictions on the ability of the Quantum Pacific Group to compete with us and they are a 50% owner of TPDI, a potential direct competitor in our markets. In addition, potential conflicts of interest exist or could arise in the future for our directors who are also officers of Quantum Pacific Advisory Limited with respect to a number of areas relating to the past and ongoing relationships of the Quantum Pacific Group and us. Although the affected directors may abstain from voting on matters in which our interests and those of the Quantum Pacific Group are in conflict, the presence of potential or actual conflicts could affect the process or outcome of the deliberations of our Board of Directors and may have an adverse effect on our public shareholders.

There is no guarantee that an active and liquid public market will develop for you to resell our common shares.

Our common shares are quoted and traded on the OTC List in the Norwegian securities market, which is a trading support system for unlisted shares for members of the Norwegian Securities Dealers Association. In connection with this offering, we have been approved to list our common shares on the NYSE, subject to official notice of issuance. We cannot assure you that an active and liquid public market for our common shares will develop as a result of listing on the NYSE. If an active public market for our common shares does not develop on the NYSE following the completion of this offering, the market price and liquidity of our common shares may be materially and adversely affected. The initial public offering price for our common shares will be determined by negotiation between us and the underwriters based upon several factors, and the trading price of our common shares after this offering may decline below the initial public offering price. As a result, investors in our common shares may experience a significant decrease in the value of their common shares.

Future sales of our common shares in the public market could lower our share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional common shares in subsequent public offerings. We may also issue additional common shares or convertible securities. After the completion of this offering, we will have 216,000,000 outstanding common shares. This number includes 6,000,000 shares that we are selling in this offering (assuming no exercise of the underwriters’ over-allotment option), which may be resold immediately in the public market.

Following the completion of this offering, Quantum Pacific Group will own 150,000,000 shares, or approximately 69% of our total outstanding common shares, and certain of our officers and directors will own 100,000 shares, or approximately 0.05% of our outstanding common shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in “Underwriters,” but may be sold into the market in the future. In connection with this offering, we intend to enter into a registration rights agreement with Quantum Pacific (Gibraltar) Limited which will require us to effect the registration of its common shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

In addition, we previously issued 60,000,000 common shares in the 2011 Private Placement. The 41,850,000 common shares initially sold pursuant to Regulation S in the 2011 Private Placement or those sold in subsequent resales pursuant to Regulation S may be resold immediately in the U.S. public market and the common shares sold pursuant to Rule 144A in the 2011 Private Placement may be resold in the U.S. public market, subject to compliance with Rule 144 under the Securities Act.

As soon as practicable after this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 7,200,000 common shares issued or reserved for issuance under our stock incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, common shares registered under this registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common shares or the effect, if any, that future issuances and sales of our common shares will have on the market price of our common shares. Sales of substantial amounts of our common shares (including any common shares registered pursuant to the registration rights agreement with Quantum Pacific (Gibraltar) Limited, any shares transferred by shareholders on the Norwegian OTC to the NYSE, any common shares registered on Form S-8, any shares issued in connection with an acquisition or any other sales of common shares in the public market), or the perception that such sales could occur, may adversely affect prevailing market prices of our common shares.

Upon the completion of this offering, our common shares will be listed on two separate stock markets and investors seeking to take advantage of price differences between such markets may create unexpected volatility in our share price; in addition, investors may not be able to easily move shares between such markets for trading.

Our common shares are already listed and traded on the Norwegian OTC List and concurrently with the completion of this offering will be additionally listed and traded on the NYSE. Price levels for our common shares could fluctuate significantly on either market, independent of our share price on the other market. Investors could seek to sell or buy our shares to take advantage of any price differences between the two markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on either exchange and the volumes of shares available for trading on either exchange. In addition, holders of shares in either jurisdiction will not immediately be able to transfer such shares for trading on the other market without effecting necessary procedures with our transfer agent. This could result in time delays and additional costs for our shareholders who wish to move their securities to be traded in the alternative market. Shareholders on the Norwegian OTC List may seek to sell their shares on the NYSE as it is a more liquid market, causing the trading price of our common shares on the NYSE to decline.

We will continue to incur significant increased costs as a result of operating as a company whose shares are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a company whose shares are publicly traded in the United States, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the rules of the SEC and the NYSE, have imposed various requirements on public companies, including those requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2012. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common shares could decline and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new, operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer, and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our common shares, and could adversely affect our ability to access the capital markets.

We will be a “foreign private issuer” and “controlled company” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

After the consummation of this offering, we will be a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements than a domestic issuer. Subject to certain exceptions, the rules of the

NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, after the consummation of this offering, Quantum Pacific Group will continue to control a majority of our outstanding common shares. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our bylaws and the laws of Luxembourg, we currently intend to have a board of directors with a majority of non-independent directors, an audit committee comprised solely of three independent directors and a compensation committee with one or more non-independent directors serving as committee members. As a result, non-independent directors, may, among other things, fix the compensation of our management, make common share and option awards and resolve governance issues regarding our company. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

As a “foreign private issuer,” we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than other U.S. public companies. This may limit the information available to holders of our common shares.

As a “foreign private issuer,” we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as other U.S. public companies. Accordingly, there may be less information concerning our company publicly available than there is for other U.S. public companies.

Tax Risks

Changes in tax laws, treaties or regulations or adverse outcomes resulting from examination of our tax returns could adversely affect our financial results.

Our future effective tax rates could be adversely affected by changes in tax laws, treaties and regulations, both in the United States and internationally. Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate or are resident. Our income tax expense is based upon the interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings. If any country successfully challenges our income tax filings based on our structure, or if we otherwise lose a material tax dispute, our effective tax rate on worldwide earnings could increase substantially and our financial results could be materially adversely affected.

We may not be able to make distributions without subjecting you to Luxembourg withholding tax.

If we are not successful in our efforts to make distributions, if any, through a withholding tax free reduction of share capital or share premium (the absence of withholding on such distributions is subject to certain requirements), then any dividends paid by us will generally be subject to a Luxembourg withholding tax at a rate of 15% (17.65% if the dividend tax is not charged to the shareholder) (subject to the reductions/exceptions discussed under “Tax Considerations—Material Luxembourg Tax Considerations for Holders of Common Shares—Exemption from Luxembourg Withholding Tax”). The withholding tax must be withheld from the gross distribution and paid to the Luxembourg tax authorities. Under current Luxembourg tax law, a reduction of share capital or share premium is not subject to Luxembourg withholding tax provided that certain conditions are met, including, for example, the condition that we do not have distributable reserves or profits. However, there can be no assurance that our shareholders will approve such a reduction in share capital or share premium, that we will be able to meet the other legal requirements for a reduction in share capital or share premium, or that Luxembourg tax withholding rules will not be changed in the future. In addition, over the long term, the amount of share capital and share premium available for us to use for capital reductions will be limited. If we are unable to make a distribution through a withholding tax free reduction in share capital or share premium, we may not be able to make distributions without subjecting you to Luxembourg withholding taxes.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets for any taxable year produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, but does not include income derived from the performance of services. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

We believe that we will not be a PFIC for the current taxable year or for any future taxable year. Based on our operations described herein, all or a substantial portion of our income from offshore contract drilling services should be treated as services income and not as passive income, and thus all or a substantial portion of the assets that we own and operate in connection with the production of that income should not constitute passive assets, for purposes of determining whether we are a PFIC. However, this involves a facts and circumstances analysis and it is possible that the IRS would not agree with this conclusion. Please read “—Material U.S. Federal Income Tax Considerations for Holders of Common Shares—Passive Foreign Investment Company Rules.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. Where any forward-looking statement includes a statement about the assumptions or bases underlying the forward-looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the statement of expectation or belief will result or be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. Forward-looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this prospectus. These risks include the risks that are identified in the “Risk Factors” section of this prospectus, and also include, among others, risks associated with the following:

•	our limited operating history;

•	our limited number of assets and small number of customers;

•	competition within our industry;

•	oversupply of rigs comparable to ours or higher specification rigs;

•	reduced expenditures by oil and natural gas exploration and production companies;

•	restrictions on offshore drilling, including the impact of the Deepwater Horizon incident on offshore drilling;

•	corruption, militant activities, political instability, ethnic unrest and regionalism in Nigeria and other countries where we may operate;

•	delays and cost overruns in construction projects;

•	our substantial level of indebtedness;

•	our ability to incur additional indebtedness under and compliance with restrictions and covenants in our debt agreements;

•	our need for cash to meet our debt service obligations;

•	our levels of operating and maintenance costs;

•	availability of skilled workers and the related labor costs;

•	compliance with governmental, tax, environmental and safety regulation;

•	any non-compliance with the FCPA or the United Kingdom’s Anti-Bribery Act;

•	general economic conditions and conditions in the oil and natural gas industry;

•	effects of new products and new technology in our industry;

•	termination of our customer contracts;

•	our dependence on key personnel;

•	operating hazards in the oilfield services industry;

•	adequacy of insurance coverage in the event of a catastrophic event;

•	our ability to obtain indemnity from customers;

•	changes in tax laws, treaties or regulations;

•	the volatility of the price of our common shares;

•	our incorporation under the laws of Luxembourg and the limited rights to relief that may be available compared to other countries, including the United States; and

•	potential conflicts of interest between our controlling shareholder and our public shareholders.

Any forward-looking statements contained in this prospectus should not be relied upon as predictions of future events. No assurance can be given that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is not realized. You should thoroughly read this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are, in certain instances, included with such forward-looking statements and in “Risk Factors” in this prospectus. Additionally, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the forward-looking statements by these cautionary statements.

Readers are cautioned not to place undue reliance on the forward-looking statements contained in this prospectus, which represent the best judgment of our management. Such statements, estimates and projections reflect various assumptions made by us concerning anticipated results, which are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and which may or may not prove to be correct. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $47.4 million, or approximately $54.9 million if the underwriters exercise their over-allotment option in full, in each case after deducting underwriting discounts, commissions, structuring fees and estimated offering expenses payable by us, based on an assumed initial public offering price of $9.00 per common share, the mid-point of the price range on the cover page of this prospectus.

The principal purposes of this offering are to increase our visibility in the marketplace and create a liquid public market in the United States for our common shares. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for these proceeds or the amounts that we plan to use for any particular purpose. Accordingly, our management team will have broad discretion in using these proceeds. However, we currently expect to use the net proceeds of this offering, including any exercise of the underwriters’ over-allotment option, primarily for general corporate purposes, which may include working capital, general and administrative matters and capital expenditures. We may also use a portion of these proceeds to make the down payment for a seventh drillship if we determine to exercise our option with SHI, although we have not made any determination with respect to the exercise of the option as of the date of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per common share would increase (decrease) the net proceeds to us from this offering by approximately $5.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts, commissions, structuring fees and estimated offering expenses payable by us.

DIVIDEND POLICY

We have not paid a dividend on our common shares, cash or otherwise, and we do not intend to do so in the immediate future. Additionally, our Project Facilities Agreement restricts the entities that own the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana from distributing cash to us until January 2014, which may restrict our ability to make dividends to our shareholders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness” for a more detailed description of the terms of our Project Facilities Agreement.

The payment of future dividends, if any, will be determined by us in light of conditions then existing, including our earnings, financial condition, capital requirements, restrictions in existing and future financing agreements, business conditions and other factors. Pursuant to our Articles, the Board of Directors has the power to distribute interim dividends in accordance with applicable Luxembourg law. Dividends may be lawfully declared and paid if our net profits and distributable reserves are sufficient under Luxembourg law. Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution.

We intend to make a dividend to holders of our common shares as soon as we determine it is prudent to do so, taking into account capital expenditures, targeted growth and performance metrics, and restrictions on cash distributions to us by certain of our subsidiaries under the terms of our Project Facilities Agreement and any additional debt financing we enter into in connection with the construction of the Pacific Khamsin, the Pacific Sharav and any additional drillships we may construct or acquire.

SHARE PRICE

Our common shares have traded on the Norwegian OTC since the closing of our 2011 Private Placement on April 5, 2011, under the symbol “PDSA.” The closing price of our common shares on the Norwegian OTC was 48.00 NOK per share on November 4, 2011, which was equivalent to approximately $8.85 per share based on the federal reserve noon buying rate of NOK 5.42 to $1.00 in effect on that date.

We have been approved to list our common shares on the NYSE under the symbol “PACD,” subject to official notice of issuance.

The following table sets forth the monthly high and low sale price for our common shares as reported on the Norwegian OTC List since April 5, 2011, the day our common shares commenced trading, as well as the equivalent US$ per common share based on the Bloomberg Composite London Close rates in effect on such date.

	Price Per Common Share
Fiscal Year Ended December 31, 2011	High (NOK)	High (US$)	Low (NOK)	Low (US$)
October	51.00	$9.43	46.00	$7.76
September	53.00	9.54	47.50	8.18
August	47.00	8.78	38.00	6.87
July	47.50	8.88	44.50	8.06
June	49.50	9.29	42.00	7.64
May	50.00	8.57	46.25	8.25
April(1)	55.00	10.06	49.00	8.94

(1)	April 5, 2011–April 30, 2011

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization at June 30, 2011, on an:

•	actual basis; and

•

as adjusted basis, giving effect to the issuance and sale of the common shares offered hereby at an assumed initial public offering price of $9.00 per share, the mid-point of the price range on the cover page of this prospectus.

This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of June 30, 2011
	Actual	As Adjusted
	(In thousands, except for par value and share amounts)
Cash and cash equivalents(1)	$181,533	$228,963

Restricted cash(2)	113,955	113,955

Long-term debt, including current maturities(1)	931,000	931,000
Stockholders’ equity:
Common shares, $0.01 par value; 5,000,000,000 shares authorized on an actual basis and on an as adjusted basis; 210,000,000 shares issued and outstanding on an actual basis, 216,000,000 shares issued and outstanding on an as adjusted basis	2,100	2,160
Additional paid-in capital	2,292,099	2,339,469
Accumulated other comprehensive loss	(25,396)	(25,396)
Accumulated deficit	(12,548)	(12,548)

Total shareholders’ equity	2,256,255	2,303,685

Total capitalization	$3,187,255	$3,234,685

(1)	We used an estimated $310 million of the proceeds from the 2011 Private Placement to fund a portion of the construction costs for the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana through June 30, 2011. Following June 30, 2011, we borrowed $175 million under the Scirocco Term Loan to fund our obligations and paid $25 million in principal on the Pacific Bora Term Loan. We expect to borrow an additional $250 million under the Mistral Term Loan in connection with the Lenders’ approval of our drilling contract and an additional $344 million under the Santa Ana Term Loan to fund the remaining $282 million payable to SHI on the Pacific Santa Ana upon delivery and our other future obligations.
(2)	Restricted cash consists primarily of bank accounts held with financial institutions as security for the term loan facilities of our Project Facilities Agreement and includes $25.5 million of current restricted cash and $88.5 million of long-term restricted cash as of June 30, 2011.

DILUTION

As of June 30, 2011, we had net adjusted tangible book value of $2,201 million, or $10.48 per share. After giving effect to the sale of 6,000,000 common shares at an assumed initial offering price of $9.00 per share, the mid-point of the price range on the cover page of this prospectus, deducting the estimated underwriting discounts and commissions and estimated offering expenses, and assuming that the underwriters’ over-allotment option is not exercised, the pro forma net adjusted tangible book value as of June 30, 2011 would have been $2,249 million, or $10.41 per share. This represents an immediate dilution in net tangible book value of $0.07 per share to existing shareholders and an immediate accretion of net adjusted tangible book value of $1.41 per share to new investors. The following table illustrates the pro forma per share accretion and dilution as of June 30, 2011:

Assumed initial public offering price per share	$9.00
Net adjusted tangible book value per share	$10.48
Decrease in net adjusted tangible book value per share attributable to new investors in this offering	($0.07)
Pro forma net adjusted tangible book value per share after giving effect to this offering	$10.41
Accretion per share to new investors	$1.41

Net tangible book value per common share is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of common shares outstanding. Dilution or accretion is the amount by which the offering price paid by the purchasers of our common shares in this offering will differ from the net tangible book value per common share after the offering. Accretion per share to new investors would be $1.40 if the underwriters exercised their over-allotment option in full.

A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $5.5 million, our pro forma as adjusted net tangible book value per share after giving effect to this offering by $0.03 per share, and the accretion in our pro forma as adjusted net tangible book value per share to new investors in this offering by $0.97 per share, after deducting the estimated underwriting discounts, commissions, structuring fees and estimated offering expenses payable by us in connection with this offering.

The following table summarizes, on a pro forma basis as of June 30, 2011, the differences between the number of common shares acquired from us, the total amount paid and the average price per share paid by the existing holders of common shares and by you in this offering, based upon an assumed initial public offering price of $9.00 per share (the mid-point of the initial public offering price range on the cover page of this prospectus of $8.00 to $10.00 per share).

	Pro Forma Shares Outstanding		Total Consideration		Average Price
	Number	Percentage	Amount	Percentage	Per Share
	(Expressed in thousands of U.S. dollars, except percentages and per share data)
Existing investors	210,000,000	97.2%	$2,294,199	97.7%	$10.92
New investors	6,000,000	2.8%	$54,000	2.3%	$9.00

Total	216,000,000	100%	$2,348,199	100%	$10.87

A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per share paid by all shareholders by $6.0 million, $6.0 million and $0.03, respectively, assuming no change in the number of shares sold by us as set forth on the cover page of this prospectus and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our common shares and other terms of this offering determined at pricing.

The discussion and tables above also assume no exercise of any outstanding share options or restricted stock units. As of November 4, 2011, there were 2,801,311 shares issuable upon exercise of outstanding share options at a weighted average exercise price of $10.00 per share and 12,000 shares issuable upon the vesting of outstanding restricted stock units. To the extent that any of these options are exercised, there may be further dilution to new investors.

SELECTED HISTORICAL CONSOLIDATED AND UNAUDITED PRO FORMA FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Presentation of Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and unaudited pro forma financial information and related notes thereto included elsewhere in this prospectus. The financial information included in this prospectus may not be indicative of our future results of operations, financial condition and cash flows. We did not begin to recognize operating revenue until the Pacific Bora commenced drilling operations on August 26, 2011.

The following selected historical consolidated financial data of Pacific Drilling S.A. is presented using the historical values from our Predecessor’s financial statements on a combined basis. However, the issued share capital of Pacific Drilling S.A. is retrospectively reflected for all periods in the selected historical consolidated financial data to reflect the 150,000,000 common shares held by the Quantum Pacific Group at the completion of the Restructuring.

Set forth below is (i) selected historical consolidated financial data as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, which have been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP included elsewhere in this prospectus, (ii) selected historical consolidated financial data as of December 31, 2008, which have been derived from our unaudited consolidated financial statements prepared in accordance with U.S. GAAP not included in this prospectus, (iii) selected historical consolidated financial data as of and for the years ended December 31, 2007 and 2006, which have been derived from our unaudited consolidated financial statements prepared in accordance with U.S. GAAP not included in this prospectus, (iv) selected historical consolidated financial data for the six months ended June 30, 2010 and 2011 and balance sheet data at June 30, 2011, which have been derived from our unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP included elsewhere in this prospectus, and (v) pro forma consolidated financial data for the year ended December 31, 2010 and for the six months ended June 30, 2011, which have been derived from the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus.

Pro forma financial information included in this prospectus gives effect to the TPDI Transfer as if it had occurred as of January 1, 2010 for purposes of the unaudited pro forma condensed consolidated statement of operations for the year end December 31, 2010. For purposes of the unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2011, pro forma financial information included in this prospectus gives effect to the TPDI Transfer as if it had occurred as of January 1, 2011. However, the pro forma financial information may not reflect what our actual results of operations would have been if the TPDI Transfer had been completed as of such dates and if we operated on that basis during such periods.

	Historical							Pro Forma
	Years Ended December 31,					Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2010	2009	2008	2007	2006	2011	2010	2010	2011
				(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Statement of operations data:
General and administrative expenses	$(19,715)	$(8,824)	$(1,589)	$(676)	$—	$(23,812)	$(7,822)	$(19,715)	$(23,812)
Gain on sale of asset under construction	—	—	—	50,015	—	—	—	—	—
Depreciation expense	(395)	(134)	—	—	—	(316)	(173)	(395)	(316)

Operating income (loss)	(20,110)	(8,958)	(1,589)	49,339	—	(24,128)	(7,995)	(20,110)	(24,128)
Equity in earnings (loss) of TPDI	56,307	4,291	(679)	(500)	—	18,955	23,325	—	—
Other (expense) income	1,102	2,384	7,759	1,710	—	1,760	639	(13)	1,570

Net income (loss)	$37,299	$(2,283)	$5,491	$50,549	$—	$(3,413)	$15,969	$(20,123)	$(22,558)

Earnings (loss) per common share:
Basic and diluted(3)	$0.25	$(0.02)	$0.04	$0.34	$—	$(0.02)	$0.11	$(0.13)	$(0.13)
Average common shares outstanding:
Basic and diluted(3)	150,000,000	150,000,000	150,000,000	150,000,000	150,000,000	178,839,779	150,000,000	150,000,000	178,839,779

	Historical
	December 31,					June 30, 2011
	2010	2009	2008	2007	2006
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Balance sheet data:
Working capital(1)	$14,482	$4,008	$(39)	$1,710	$—	$163,118
Property and equipment, net	1,893,425	927,556	737,751	58,880	281,754	2,886,021
Investment in and notes to TPDI	186,714	147,857	102,325	238,770	—	—
Total assets	2,271,949	1,087,291	841,580	299,360	281,754	3,325,388
Long-term debt(2)	450,000	—	—	—	—	931,000
Related-party loan	—	832,642	633,997	248,811	281,754	—
Accrued interest payable on related-party loan	—	39,019	—	—	—	—
Shareholders’ equity	1,775,207	207,749	206,040	50,549	—	2,256,255

(1)	Working capital is defined as current assets minus current liabilities.
(2)	Includes current maturities of long-term debt.
(3)	Retrospectively adjusted for all periods to reflect the issued share capital of Pacific Drilling S.A. following the Restructuring.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Historical Consolidated and Unaudited Pro Forma Financial Data” and the accompanying financial statements and related notes included elsewhere in this prospectus. In addition, please read “Presentation of Financial Information” at the beginning of the prospectus for important information relating to our presentation of financial information in this prospectus and concerning the financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Please read “Risk Factors” and “Forward-Looking Statements.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Overview

We were formed as a Luxembourg corporation under the form of a société anonyme to act as an indirect holding company for our Predecessor in connection with a corporate reorganization completed on March 30, 2011, referred to in this prospectus as the “Restructuring.” We did not engage in any business or other activities prior to the Restructuring except in connection with our formation and the Restructuring. The Restructuring was limited to entities that were all under the control of the Quantum Pacific Group and its affiliates, and, as such, the Restructuring was accounted for as a transaction between entities under common control. As a result, the consolidated financial statements of Pacific Drilling S.A. are presented using the historical values of the Predecessor’s financial statements on a combined basis.

We are an international offshore drilling company committed to becoming a preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification drillships. Following completion of construction, our fully-deployed fleet will consist of six newly constructed sixth generation ultra-deepwater drillships, representing one of the youngest and most technologically advanced fleets in the world. We currently operate three recently delivered drillships, have one drillship under construction and have entered into contracts to construct two additional drillships. To date, we have incurred substantial capital expenditures to construct our fleet and did not recognize any operating revenues until August 26, 2011 when the Pacific Bora commenced drilling operations.

General Industry Trends and Outlook

Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of drilling rigs.

Drilling Rig Demand

Demand for rigs is driven by the worldwide levels of offshore exploration and development spending by oil and gas companies. Expectations about future oil and natural gas prices have historically been a key driver for exploration and development spending. However, the political and regulatory environments, the availability of quality drilling prospects, exploration success, availability of qualified drilling rigs and operating personnel, relative production costs, availability and lead time requirements for drilling and production equipment and the stage of reservoir development also affect our customers’ drilling programs.

Beginning in 2008, the global financial crisis resulted in a reduction in global economic activity and a resultant reduction in demand for oil and natural gas. The financial crisis also greatly reduced the ability of participants in the offshore exploration and production industry to access capital to invest in both long- and short-

term drilling programs. Operators deferred development of some deepwater projects, which delayed the commencement of drilling operations. However, the ultra-deepwater market is dominated by major oil companies and national oil companies, which are less sensitive to short-term oil prices for their investment decisions. Despite these economic disruptions, the ultra-deepwater market experienced an increase in demand as evidenced by an approximately threefold increase in contracted ultra-deepwater rigs since 2007.

The market for deepwater drilling services was characterized by uncertainty through much of 2010 due to the moratorium on offshore drilling in the U.S. Gulf of Mexico and continued concerns about the extent of the global economic recovery. This uncertainty has dissipated to some extent in the first half of 2011, attributable in part to expanding client demand for ultra deepwater rigs in a number of locations worldwide and in part due to the BOEMRE resuming issuance of drilling permits in the U.S. Gulf of Mexico, although more limited in number than pre-Macondo levels and subject to a more protracted permit application process.

Assuming the global macro-economic conditions remain supportive, we believe the demand for ultra-deepwater drilling services should continue to increase for the following reasons:

•	continued favorable oil prices;

•	expanding ultra-deepwater demand in Brazil to support aggressive government production targets;

•	resumption of drilling activity in the U.S. Gulf of Mexico;

•	recent exploration success and the backlog of development projects in West Africa; and

•	the emergence of new under-explored frontier deepwater areas such as South East Asia, India, the Mediterranean and the Black Sea.

We believe that on a global basis, oil and natural gas companies are now generally planning to increase drilling operations. According to ODS-Petrodata, an industry data source, outstanding deepwater and ultra-deepwater rig tenders (excluding Brazil) as of May 2011 were roughly 20% higher than in January 2011, and 30% higher than in September 2010. Furthermore, according to Barclays Capital’s June 2011 survey, global exploration and production spending in 2011 is expected to rise 16% to a record total $529 billion compared to $458 billion in 2010. Given these positive trends, we do not expect the current level of tendering activity to decrease substantially over the foreseeable future. Although numerous risks and uncertainties are inherent in our industry, we believe that the demand for high-specification, ultra-deepwater rigs will continue to grow over the next few years.

Drilling Rig Supply

Numerous drilling contractors have recently placed shipyard orders to build additional semi-submersibles and drillships. We estimate there are approximately 56 ultra-deepwater rigs scheduled for delivery between November 1, 2011 and the end of 2014, 34 of which are not yet contracted to customers. Supply of ultra-deepwater units for 2012 and 2013 can be reasonably estimated based on the existing known construction capacity of the relevant shipyards, information about the orders placed and the time required to complete construction. Almost all rigs to be delivered in 2012 and 2013 have already been ordered. Beyond this time frame the supply is uncertain and any projections have diminished predictive value.

Designing and constructing an ultra-deepwater drillship requires long lead times and, as a result, a decision to order a drillship is made up to four years prior to delivery. These decisions are based on supply-demand balance projections available at the time. Consequently there is no guarantee that the drilling units will be delivered at a time when demand meets or exceeds supply. In the event the delivery of an uncontracted drillship coincides with a period of oversupply, the drillship could remain uncontracted or be forced to enter into lower day rate contracts.

Supply and Demand Balance

Even though dayrates for ultra-deepwater drilling rigs have declined from their highs in 2008, we believe that ultra-deepwater drilling dayrates are likely to improve from the recession lows as the demand for ultra-deepwater rigs continues to grow. Newer, higher specification units that are able to handle technically demanding operations in remote locations are generally able to command higher dayrates than older, lower specification units.

While we believe that these trends will benefit us and that the demand for ultra-deepwater rigs will continue to meet or exceed supply over the next few years, our markets may be adversely affected by industry conditions that are beyond our control. Any prolonged substantial reduction in oil and gas prices would likely affect ultra- deepwater oil and gas drilling and production levels and therefore would affect demand for the services we provide. In the absence of the anticipated international rig demand from Brazil, West Africa and under-explored deepwater areas as described above or if deepwater drilling activity in the Gulf of Mexico remains limited or becomes economically unattractive as a result of increased compliance costs, a more challenging business environment, characterized by weakening and declining dayrates, could develop in our industry. For more information on this and other risks to our business and our industry, please read “Risk factors—Risks Related to Our Business.”

Recent Developments

On August 26, 2011, Pacific Drilling initiated drilling operations when the Pacific Bora commenced its contract with Chevron in Nigeria. Following its operational start up, the Pacific Bora has reached performance levels in line with industry expectations. We currently expect the Pacific Mistral and the Pacific Scirocco to start operations under their respective contracts in December 2011. The Pacific Santa Ana is anticipated to commence operations under its contract in March 2012. Our financial results are highly dependent on the contract start dates for our drillships, because our financial recognition policies require that we do not recognize operating expenses or revenues until the start of contract operations. This has particular significance for the full year 2011 because it is our first year of operations. Given the complexity of our drillships and our strategy of accommodating customer requested and funded upgrades to our vessels, it is difficult to forecast with precision the start dates of individual contracts and therefore the start of revenue and cost recognition. In line with this strategy, actual and estimated contract start dates for our drillships have changed materially throughout the year, and the analyst reports available as of November 4, 2011 may not reflect these later start dates or the associated financial results.

Factors Affecting Comparability of Historical Financial Results of Operations to Future Financial Results of Operations

We have a limited operating history. Because all of our drillships have been recently completed or are currently under construction, our historical results of operations primarily reflect the impact of establishing our fleet of new ultra-deepwater drillships, our investment in TPDI and the costs we have incurred in establishing the infrastructure needed to support the future operation of our fleet. Our future results of operations may not be comparable to the historical results of operations for the periods presented, primarily for the reasons described below:

•

Revenues earned and incremental costs incurred directly related to contract preparation and mobilization are deferred and recognized over the primary term of the drilling contract. As a result, we did not begin to recognize operating revenue or incur any material operating expenses until the Pacific Bora commenced drilling operations on August 26, 2011. We expect the Pacific Scirocco and the Pacific Mistral to commence drilling operations in December 2011, and we expect the Pacific Santa Ana to commence drilling operations in March 2012. We expect a substantial increase in our revenues, operating expenses and operating income as a result of completing construction of our vessels and placing them into service.

•

On March 30, 2011, we completed the TPDI Transfer in which we transferred our interest in TPDI to a subsidiary of the Quantum Pacific Group in connection with the Restructuring. As a result, our results of operations do not include the equity investment in TPDI after March 30, 2011.

•

Throughout 2010, we continued to expand management and other personnel in operations, finance, human resources, information technology and other corporate departments needed to market our drillships and conduct operations. Going forward, we expect that our general and administrative expenses will increase from 2010 levels as a result of having a complete corporate team as well as the incremental costs of being a public company.

•

We did not recognize any interest expense during 2010, 2009 and 2008 for borrowings under our Project Facilities Agreement and related party loans in our statement of operations because we capitalize interest costs incurred on new borrowings attributable to qualifying new construction until all the activities necessary to prepare the qualifying asset for its intended use are complete. Once our drillships are placed into service, we expect interest expenses will be material to our results of operations.

Developmental Activities

The following discussion provides an overview of the principal activities conducted during the periods indicated, which are material factors for changes in our financial position and results of operations.

Years ended December 31, 2006, 2007 and 2008

Our Predecessor was formed in Liberia in 2006 as an independent operating subsidiary of the Quantum Pacific Group. Our initial investment in the ultra-deepwater drilling industry in 2006 was through the purchase of a drillship under construction by SHI and the subsequent exercise of an option for a second drillship.

In 2007, we formed the TPDI joint venture with Transocean, and the two drillships then under construction were transferred to TPDI. We initially formed a construction management team to oversee the construction of drillships by SHI that was then seconded to Transocean, which assumed responsibility for management of construction and operation of the two TPDI drillships through a contract with TPDI. In 2007, we also entered into contracts with SHI for the construction of the Pacific Bora and the Pacific Mistral, neither of which were contributed to TPDI.

In 2008, we decided to expand our activities to include the operation and marketing of ultra-deepwater drillships, and we entered into contracts with SHI for the construction of the Pacific Scirocco and the Pacific Santa Ana, which were similarly not contributed to TPDI. A principal activity during this time was establishing our executive leadership team. In 2008, we assumed the core of the original construction management team responsible for the TPDI vessels, supplemented the team with additional resources to oversee the construction of the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana and initiated our marketing efforts.

Year ended December 31, 2009

During 2009, our principal activities consisted of the following:

•	expanded management and personnel in operations, finance, human resources, information technology and other corporate departments needed to market our drillships and conduct operations;

•	developed training programs and implemented operating systems and procedures;

•	initiated efforts to secure long-term financing for the construction of our drillships;

•	implemented an SAP global Enterprise Resource Planning system that supports many of the essential functions of our business;

•	continued to increase market exposure to major international oil companies and national oil companies; and

•	continued oversight of construction of the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana to ensure quality, timely delivery and cost management.

Year ended December 31, 2010

During 2010, we continued the principal activities related to marketing, operations, construction and finance from 2009 that resulted in several important accomplishments as follows:

•	secured contracts with Chevron for the Pacific Santa Ana and the Pacific Bora (see “Business—Drilling Contracts”);

•	entered into the $1.8 billion Project Facilities Agreement;

•	recruited and trained staff, including rig personnel, for the Pacific Bora; and

•	accepted delivery of the Pacific Bora on October 13, 2010.

Additionally, during 2010, construction activity continued on the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana for on-time delivery. After its delivery, the Pacific Bora underwent contract specific modifications prior to starting its mobilization to commence operations. During these modifications in 2010, Chevron reimbursed us for purchases of certain capital expenditures related to the Pacific Bora; however the revenues and incremental costs incurred were directly related to contract preparation and mobilization and were deferred in 2010 and will be recognized over the primary term of the drilling contract with Chevron.

2011 Activities

Through November 4, 2011, our principal activities during 2011 have consisted of the following:

•	entered into contracts with SHI in March 2011 for the construction of the Pacific Khamsin and the Pacific Sharav;

•	completed the Restructuring and the TPDI Transfer in March 2011;

•	completed the 2011 Private Placement in which we sold 60,000,000 common shares to international institutional investors for net proceeds of approximately $576 million;

•	amended and restated the Project Facilities Agreement in March 2011;

•	accepted delivery in April 2011 of the Pacific Scirocco, which is expected to enter service in Nigeria in December 2011 under a one-year contract with Total;

•	accepted delivery in June 2011 of the Pacific Mistral, which is expected to enter service in Brazil in December 2011 under a three-year contract with Petrobras;

•	entered into an agreement with SHI in June 2011 granting us an option through October 31, 2011, which was extended through January 31, 2012, to purchase a seventh drillship;

•	placed the Pacific Bora into service in Nigeria on August 26, 2011 under a three-year contract with a subsidiary of Chevron;

•	hired crew for all four drill ships at the senior staff level and oversaw client requested modifications and post delivery upgrades on all vessels; and

•	developed and refined operating procedures, management systems and work instructions, to facilitate safe, consistent activities on our rigs.

Results of Operations

We have a limited operating history. Prior to the completion of the Restructuring on March 30, 2011, we generated non-operating income in the form of equity in earnings from TPDI, which was accounted for under the equity method. We did not begin to recognize operating revenue until the Pacific Bora commenced drilling operations on August 26, 2011.

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010

General and administrative expenses. General and administrative expenses were $23.8 million for the six months ended June 30, 2011, compared to $7.8 million for the six months ended June 30, 2010. The increase in general and administrative expenses was largely due to establishing the infrastructure needed to support the future operations of our fleet as described in more detail in “—Factors Affecting Comparability of Historical Results of Operations to Future Financial Results of Operations” above. Additionally, the Company incurred $6.9 million of field support and certain rig related expenses, such as crew training, during the six months ended June 30, 2011. These costs were immaterial for the six months ended June 30, 2010. Prior to contract commencement, these field support and certain rig related expenses are recognized as general and administrative expenses. Upon contract commencement, additional field support and rig related expenses are recognized as contract drilling operating costs as incurred.

Depreciation expense. Depreciation expense was $0.3 million for the six months ended June 30, 2011, compared to $0.2 million for the six months ended June 30, 2010, and was primarily related to office equipment and software. We recorded no depreciation expense related to our drillships and related equipment for the six months ended June 30, 2011 and 2010 because our drillships were under construction during those periods and had not yet been placed into service.

Equity in earnings (losses) of TPDI. Equity in earnings (losses) of TPDI was $19.0 million for the six months ended June 30, 2011, compared to $23.3 million for the six months ended June 30, 2010. The decrease in equity in earnings of TPDI was primarily the result of the TPDI Transfer on March 30, 2011. Neither the Company nor any of its subsidiaries currently owns any interest in TPDI and, beginning in the second quarter of 2011, the results of operations of TPDI are no longer included in our financial results. As such, there was only one quarter of equity in earnings of TPDI during the six months ended June 30, 2011 compared to two quarters for the six months ended June 30, 2010.

Interest income from TPDI. Interest income from TPDI was $0.5 million for the six months ended June 30, 2011, compared to $1.0 million for the six months ended June 30, 2010. The decrease in interest income from TPDI was primarily due to the TPDI Transfer on March 30, 2011, which included assignment of notes receivable from TPDI. As such, no interest income from TPDI was recorded during the second quarter of 2011 in our financial results.

Interest expense. Interest expense was approximately $0.3 million for the six months ended June 30, 2011, compared to $0.2 million for the six months ended June 30, 2010. The interest expense results from a letter of credit fee agreement with Transocean related to TPDI’s compliance with the terms under its bank credit facility. We did not recognize any interest expense for the six months ended June 30, 2011 and 2010 for borrowings under our Project Facilities Agreement and related-party loans in our statement of operations because we capitalize interest costs incurred on new borrowings attributable to qualifying new construction until all the activities necessary to prepare the qualifying asset for its intended use are complete.

Other income. Other income was approximately $1.2 million for the six months ended June 30, 2011, compared to $(0.1) million for the six months ended June 30, 2010. The increase in other income was primarily due to income from TPDI management fees of approximately $0.7 million. In connection with the TPDI Transfer, we entered into a management agreement pursuant to which we provide day-to-day oversight and management services with respect to the Quantum Pacific Group’s equity interest in TPDI for a fee of $4,000 per drillship per day, or $8,000 per day.

Years Ended December 31, 2010, 2009 and 2008

General and administrative expenses. General and administrative expenses were $19.7 million in 2010, compared to $8.8 million in 2009 and to $1.6 million in 2008. The increase in general and administrative expenses in 2010 as compared to 2009 and 2009 as compared to 2008 was primarily due to establishing the infrastructure needed to support the future operations of our fleet as described in more detail in “—Factors Affecting Comparability of Historical Results of Operations” above.

Depreciation expense. Depreciation expense was $0.4 million in 2010, compared to $0.1 million in 2009, and was primarily related to office equipment and software. We had no depreciation expense in 2008. We recorded no depreciation expense related to our drillships and related equipment for 2010, 2009 and 2008 because our drillships were under construction during those periods and had not yet been placed into service.

Equity in earnings (losses) of TPDI. Equity in earnings (losses) of TPDI was $56.3 million in 2010, compared to $4.3 million in 2009 and to $(0.7) million in 2008. The increase in equity in earnings of TPDI in 2010 as compared to 2009 was primarily due to the start of operations of TPDI’s second drillship in March 2010. The increase in equity in earnings of TPDI in 2009 as compared to 2008 was primarily due to the start of operations of TPDI’s first drillship in July 2009.

Interest income from TPDI. At its inception, TPDI entered into unsecured promissory note agreements with each of its shareholders for the purpose of funding the joint venture formation. As of December 31, 2010 and 2009, promissory notes to TPDI were $139.9 million and $139.9 million, respectively. As of December 31, 2010 and 2009, the accrued interest receivable on these promissory notes was $5.5 million and $3.5 million, respectively. Interest income from TPDI was $2.0 million in 2010, compared to $2.1 million in 2009 and to $7.8 million in 2008. The decrease in interest income from TPDI in 2009 and 2010 as compared to 2008 was primarily due to a repayment of note receivables from TPDI in October 2008.

Interest expense. Interest expense was approximately $0.9 million in 2010 primarily due to a letter of credit fee agreement with Transocean related to TPDI’s compliance with the terms under its bank credit facility. We did not recognize any interest expense during 2010, 2009 and 2008 for borrowings under our Project Facilities Agreement and related-party loans in our statement of operations because we capitalize interests costs incurred on new borrowings attributable to qualifying new construction until all the activities necessary to prepare the qualifying asset for its intended use are complete.

Liquidity and Capital Resources

We operate in a capital intensive industry. Through November 4, 2011, our principal sources of liquidity have been provided through a combination of borrowings from Quantum Pacific Group and its affiliates, capital contributions from Quantum Pacific Group and its affiliates, proceeds from the 2011 Private Placement and borrowings under our Project Facilities Agreement described in “—Description of Indebtedness” below. In the future, we expect that our investment in newbuild ultra-deepwater drillships will be financed through a combination of proceeds from this offering, equity issuances, available funding under the Project Facilities Agreement, additional debt financing and cash flow from operations. Our liquidity requirements relate to funding investments in newbuild ultra-deepwater drillships, servicing debt, funding working capital requirements and maintaining adequate cash reserves to mitigate the effects of fluctuations in operating cash flows. Most of our contract drilling and reimbursable revenues will be received monthly in arrears, and most of our operating costs will be paid on a monthly basis.

Primary sources of funds for our short-term liquidity needs will be cash flow from operations, available cash balances, borrowings under the Project Facilities Agreement and the proceeds from this offering. Our long-term sources of funds will also include other debt or equity financings. Our liquidity needs fluctuate depending on a number of factors, including, among others, demand for services, dayrates received and operating costs. To date, our principal use of funds has been expenditures to establish and expand our fleet, comply with applicable operating standards and environmental laws and regulations and fund working capital requirements. We believe that our current cash balance, anticipated cash flow from operations, proceeds from this offering and borrowings under our Project Facilities Agreement will be adequate to meet our near-term liquidity requirements. Our ability to meet our long-term liquidity requirements will depend in large part on our future performance, which is subject to many factors beyond our control, as well as our ability to secure additional financing for the Pacific Khamsin and the Pacific Sharav. See “Risk Factors—Risks Related to Our Business.”

As of June 30, 2011 and December 31, 2010, we had $181.5 million and $40.3 million, respectively, of cash and cash equivalents. Additionally, as of June 30, 2011 and December 31, 2010, we had $114.0 million and $61.7 million, respectively, of restricted cash, which primarily consisted of restricted cash accounts held with financial institutions as security for the borrowings under the Project Facilities Agreement.

As the parent company of our operating subsidiaries, we are not a party to any drilling contracts directly and are therefore dependent on receiving cash distributions from our subsidiaries. Surplus cash held in our subsidiaries owning the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana, which act as Borrowers under the Project Facilities Agreement, is restricted until 2014 by the Project Facilities Agreement from transfer by intercompany loans and/or dividend payments to us. After 2014, transfers from these subsidiaries to us are permitted assuming we are in compliance with the provisions of the Project Facilities Agreement. As of June 30, 2011 and December 31, 2010, our borrowing subsidiaries held $1.5 billion in restricted net assets. We do not believe these restrictions will prevent us and other non-borrowing subsidiaries from meeting our respective liquidity needs.

We may review from time to time possible expansion and acquisition opportunities relating to our business, which may include the construction or acquisition of additional rigs or acquisitions of other businesses. Any decision to construct or acquire additional rigs for our fleet will be based on our assessment of market conditions and opportunities existing at such time, including the availability of long-term contracts with attractive dayrates and the relative costs of building or acquiring new rigs with advanced capabilities compared with the costs of retrofitting or converting existing rigs to provide similar capabilities. The timing, size or success of any additional acquisition or construction efforts and the associated potential capital commitments are unpredictable. We may seek to fund all or part of any such efforts with proceeds from debt and/or equity issuances. Debt or equity financing may not, however, be available to us at that time due to a variety of factors, including, among others, general industry conditions, general macro-economic conditions, perceptions of us and credit rating agency opinions of our outstanding debt.

Capital Expenditures and Working Capital Funding

We anticipate making capital expenditures of approximately $1.4 billion during the year ending December 31, 2011 related to the total remaining construction project costs for the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana. As of June 30, 2011, we have paid approximately $920 million of these remaining construction costs and intend to fund the remaining $497 million with existing cash balances, together with borrowings under the Project Facilities Agreement. As of June 30, 2011, we have outstanding borrowings of $931 million under the Project Facilities Agreement and have approximately $769 million available to fund remaining construction costs for each of the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana, respectively.

On March 15, 2011, we entered into two contracts with SHI for the construction of our fifth and sixth new advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav, which are expected to be delivered to us at the shipyard in the second quarter and third quarter of 2013, respectively. The contracts provide for an aggregate purchase price of approximately $1.0 billion for the acquisition of these two vessels, payable in installments during the construction process, of which we anticipate making payments of approximately $124 million in 2011, approximately $224 million in 2012 and approximately $646 million in 2013. We expect the total project cost per vessel, including commissioning and testing and other costs, to be approximately $600 million, excluding capitalized interest. As of June 30, 2011, we have paid $50 million of the costs of constructing the Pacific Khamsin and the Pacific Sharav and intend to fund the remaining $1.2 billion with existing cash balances and additional indebtedness, which is uncommitted at this time.

Sources and Uses of Cash

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010

For the six months ended June 30, 2011 and 2010, we used cash in operating activities of $8.9 million and $8.3 million, respectively. The increase in cash used in operating activities primarily results from increases in general and administrative expenses, payments for materials and supplies and mobilization expenses that were partially offset from collection of customer accounts receivables.

For the six months ended June 30, 2011 and 2010, we used $1.0 billion and $226.0 million, respectively, in cash from investing activities. The increase in cash used in investing activities primarily results from progress and delivery payments for our drillship construction projects and restricted cash deposits.

For the six months ended June 30, 2011 and 2010, we received $1.2 billion and $235.3 million, respectively, in cash from financing activities. The increase in cash provided by financing activities primarily resulted from the net proceeds of the 2011 Private Placement of approximately $576 million and proceeds from borrowings under the Project Facilities Agreement of $506 million. These increases in cash provided by financing activities were partially offset by decreased related-party loan borrowings of $93.1 million for the six months ended June 30, 2011 compared to the six months ended June 30, 2010, payment of $25.0 million on the Bora Term Loan, and financing costs related to proceeds from the Project Facilities Agreement of $6.8 million.

Years Ended December 31, 2010, 2009 and 2008

For the years ended December 31, 2010, 2009 and 2008, we used cash in operating activities of $30.1 million, $7.3 million and $1.0 million, respectively. The increase in cash used in operating activities in 2010 primarily results from increases in general and administrative expenses, payments for materials and supplies and insurance expense. Cash used in operating activities in 2009 and 2008 primarily consisted of general and administrative expenses.

For the years ended December 31, 2010, 2009 and 2008, we used $944.8 million, $184.0 million and $534.1 million, respectively, in cash from investing activities, which primarily consisted of progress payments for our drillship construction projects, restricted cash deposits and TPDI investment activities.

For the years ended December 31, 2010, 2009 and 2008, we received $1.0 billion, $198.6 million and $535.2 million, respectively, in cash from financing activities. The increase in cash provided by financing activities in 2010 resulted from increased net proceeds from our related-party loan with a subsidiary of Quantum Pacific Group and proceeds from the Project Facilities Agreement, net of financing costs. Financing activities in 2009 and 2008 consisted of proceeds from the related-party loan with a subsidiary of Quantum Pacific Group. In 2010, all principal and accrued interest balances due under the loan with a subsidiary of Quantum Pacific Group were converted into equity in a non-cash transaction. Please read “Related Party Transactions.”

Letters of Credit

We were contingently liable under certain performance, bid and custom bonds and letters of credit which totaled $20.2 million and $0.7 million as of June 30, 2011 and December 31, 2010, respectively.

Description of Indebtedness

Project Facilities Agreement. In September 2010, Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., and Pacific Santa Ana Ltd. (collectively, the “Borrowers”), and Pacific Drilling Limited (as the “Guarantor”) (collectively, the “Borrowing Group”) entered into a project facilities agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana (the “Original Project Facilities Agreement”). On

March 31, 2011, in connection with the Restructuring, the Borrowing Group amended and restated the Original Project Facilities Agreement by entering into the Amended and Restated Project Facilities Agreement (the “Project Facilities Agreement” or “PFA”) and a Charter Waiver Request Letter (“Waiver Letter”).

The Project Facilities Agreement includes a Bora term loan, a Mistral term loan, a Scirocco term loan and a Santa Ana term loan (each, a “Term Loan” and, collectively, the “Term Loans”) with maximum aggregate amounts available of $450 million, $500 million, $500 million and $500 million, respectively, that collectively may not exceed $1.8 billion. Each Term Loan consists of three tranches: one provided by a syndicate of nine commercial banks (the “Commercial Tranche”), one provided by Eksportfinans (and guaranteed by the Norwegian Guarantee Institute for Export Credits) (the “GIEK Tranche”) and one provided by The Export-Import Bank of Korea (the “KEXIM Tranche”), with maximum aggregate amounts available of $1.0 billion, $350 million and $450 million, respectively.

Borrowings under each Term Loan are conditioned upon the lenders’ approval of a drilling contract in respect of the applicable drillship. As of June 30, 2011, the lenders have approved borrowings of $450 million for each of the Bora and Santa Ana Term Loans based on a signed drilling contract for each of the two vessels. As of June 30, 2011, based on the terms of the Waiver Letter, in the situation where no drilling contract existed, the lenders have also approved borrowings of $200 million for each of the Scirocco and Mistral bridge loans. The PFA allows that, upon either the Pacific Scirocco Ltd. or Pacific Mistral Ltd. entering into a drilling contract with a minimum duration of 12 months, all additional available amounts under the applicable Term Loan may be borrowed.

Borrowings under the Term Loans bear interest at the London Interbank Offered Rate (“LIBOR”) plus an applicable margin. Prior to the effective date of the first drilling contract in respect of a Drillship, the applicable margin under the relevant Term Loan made available to a Borrower is 4% per annum. Subsequent to the effective date of the first drilling contract in respect of such Borrower’s Drillship and until 12 months after delivery of all four Drillships, the applicable margin is 3.5% per annum. Subsequent to 12 months after the delivery of all four Drillships, the applicable margin is based on the Borrowing Group’s historical debt service coverage ratio. If the ratio is not greater than 125%, the Applicable Margin is 3.5% per annum. If the ratio is greater than 125%, the applicable margin is 3% per annum.

Borrowings under the two bridge loans for the Pacific Scirocco and the Pacific Mistral bear interest at LIBOR plus 4.75% per annum and mature on the earlier of (i) the date on which Pacific Mistral Ltd. or Pacific Scirocco Ltd. (as applicable) enter into a drilling contract, (ii) the commencement date of the Pacific Santa Ana drilling contract or (iii) October 31, 2011. In October 2011, Pacific Mistral Ltd. entered into a waiver period amendment that extends the Pacific Mistral Bridge Loan maturity date to November 30, 2011.

The Project Facilities Agreement requires the Borrowers to pay a quarterly commitment fee until the end of the availability period on the undrawn amounts available under the Project Facilities Agreement. The commitment fee is computed at the rate of 50% of the applicable margin per annum.

The Commercial Tranche under the Term Loan Facility matures on October 31, 2015 and the GIEK Tranche and the KEXIM Tranche each mature on October 31, 2019. The GIEK Tranche and the KEXIM Tranche each contain put options exercisable if GIEK and KEXIM do not receive timely refinancing for the Commercial Tranche or if the Commercial Tranche is not refinanced on terms acceptable to GIEK and KEXIM. If the GIEK and KEXIM Tranche put options are exercised, it would require full prepayment of the relevant GIEK and KEXIM Tranche proportion of all loans outstanding without any premium, penalty or fees of any kind on the maturity date of the Commercial Tranche.

Amortization payments are required every six months and commence six months after the delivery date of each drillship, but only if a drilling contract has been signed by such date. Otherwise, amortization payments commence on the date falling six months after the signing of a drilling contract or as otherwise approved by the lenders. Interest is generally payable every three months. The Commercial Tranche requires a residual debt payment of $200 million at maturity for each Term Loan. Borrowings under the Commercial Tranche may be prepaid in whole or in part with a 1% penalty on the amount prepaid if such prepayment takes place within one year after the delivery of the fourth Drillship and no penalty thereafter. Borrowings under the GIEK Tranche and the KEXIM Tranche may be prepaid in whole or in part with a 0.5% penalty. Borrowings under the Project Facilities Agreement are subject to acceleration upon the occurrence of events of default.

In November 2010, Pacific Bora Ltd. borrowed the maximum amount available under the Bora Term Loan of $450 million. As of June 30, 2011, we have outstanding principal of $425 million, $200 million, $200 million and $106 million under the Bora Term Loan, the Mistral Term Loan, the Scirocco Term Loan and the Santa Ana Term Loan, respectively. Following June 30, 2011, we borrowed $175 million under the Scirocco Term Loan and paid $25 million in principal on the Pacific Bora Term Loan. We expect to borrow an additional $250 million under the Mistral Term Loan in connection with the Lenders’ approval of a drilling contract for the drillship. We also expect to borrow an additional $344 million under the Santa Ana Term Loan in connection with the delivery of the Pacific Santa Ana.

The Bora Term Loan requires us to make ten amortization payments of $25.0 million every six months commencing in April 2011, with the residual debt payment of $200 million due in October 2015. The Santa Ana and Scirocco Term Loan requires us to make eight amortization payments of $31.3 million and $21.9 million, respectively, every six months commencing in April 2012, with the residual debt payment of $200 million each due in October 2015. Once the Mistral Term Loan is fully funded, we expect to make eight amortization payments of $31.3 million every six months commencing in April 2012, with the residual debt payment of $200 million due in October 2015.

The indebtedness under the Project Facilities Agreement is guaranteed by the Guarantor. In conjunction with entering the Project Facilities Agreement and in relation to the Guarantor’s transfer of its TPDI investment, a subsidiary of the Quantum Pacific Group has guaranteed to the lenders that any proceeds from the exercise of the put option relating to the equity interest in TPDI will be used to prepay or secure the Project Facilities Agreement. The obligations of the Borrowers under the Term Loan Facility are joint and several. The Project Facilities Agreement is secured by several collateral components, which are usual and customary for facilities of this type, size and purpose. The security provided to the lenders is cross-collateralized across all Term Loans and comprises assignments of refund guarantees, shipbuilding contracts and insurances, a first preferred mortgage over each Drillship and other types of collateral.

The Project Facilities Agreement requires compliance with certain affirmative and negative covenants that are customary for such financings. These include, but are not limited to, restrictions on (i) the ability of each of the Borrowers to pay dividends to its shareholder or to sell assets and (ii) the ability of the Borrowing Group to incur additional indebtedness or liens, make investments or transact with affiliates (except for certain specified exceptions). The Borrowers are restricted in their ability to transfer their net assets to the Guarantor whether in the form of dividends, loans or advances. As of June 30, 2011 and December 31, 2010, the Borrowing Group held $1.5 billion of restricted net assets.

The Guarantor (through the Borrowing Group) is also required to (i) enter into and maintain drilling contracts for each drillship (except as permitted by the Waiver Letter), (ii) maintain cash account balances reserved for debt service payments, (iii) maintain Guarantor liquidity and (iv) maintain contributed equity above certain levels and to meet a required level of collateral maintenance whereby the aggregate appraised collateral value must not be less than a certain percentage of the total outstanding balances and commitments under the Project Facilities Agreement.

The Project Facilities Agreement also requires compliance by the Guarantor with financial covenants including (i) a projected debt service coverage ratio of the Borrowing Group, (ii) a historical debt service coverage ratio of the Borrowing Group, (iii) a maximum leverage ratio of the Guarantor and (iv) minimum liquidity requirements of the Guarantor. The Project Facilities Agreement requires that the Guarantor maintain (i) a projected (looking forward over the following twelve months) debt service coverage ratio of at least 1.1x through June 30, 2012 and 1.2x thereafter; (ii) a historical (looking back over the preceding twelve months) debt service coverage ratio of at least 1.1x through December 31, 2013 and 1.2x thereafter; (iii) a maximum leverage ratio of 65% and (iv) a minimum liquidity of $50 million after the delivery of all four Drillships. We were in compliance with all covenants as of June 30, 2011.

Within 60 days after the first drawdown under such Term Loan, each Borrower is also required under the Project Facilities Agreement to hedge 75% of outstanding and available balances against floating interest rate exposure. The only other hedge arrangements that are permitted, under circumstances, are to address foreign currency exchange risks.

The Project Facilities Agreement contains events of default that are usual and customary for a financing of this type, size and purpose.

Temporary Import Bond Facility. On July 13, 2011, we entered into a temporary Standby Letter of Credit (“SBLC”) facility with Citibank, N.A. to support the Temporary Importation (“TI”) bond for the Pacific Bora required in Nigeria. As part of the standard Nigerian importation requirements for equipment, we are required to either import the vessel into Nigeria on a permanent basis and pay import duties or apply for a TI permit and put up a bond for the value of the import duties instead. In order to be able to place the TI bond for the Pacific Bora, we have negotiated a form of a SBLC with Citibank New York to allow for a TI bond to be issued by Citibank Nigeria.

Under the SBLC facility, Citibank, N.A., as issuing bank, has issued a Letter of Credit (“LC”) for the benefit of Citibank Nigeria denominated in the Nigerian currency, Naira, in the amount of approximately $96 million. This LC provides credit support for the TI bond that was issued by Citibank Nigeria in favor of the Government of Nigeria Customs Service in connection with the entry of the Pacific Bora into Nigerian territorial waters.

The SBLC facility will expire after a one-year period and will be renewable for additional one-year terms based on the initial contract term of each vessel. Our obligations under the temporary SBLC facility are secured by a $50 million cash deposit and a guaranty from Quantum Pacific International Limited. It is expected that in November 2011, we will replace the temporary SBLC facility with a permanent SBLC facility, which will be secured by second priority assignments of certain marine vessel insurances, a cash deposit currently estimated to be $10.5 million, a similar Pacific Drilling S.A. guaranty, and a first priority assignment of the proceeds in the drilling contract related to reimbursement of import/export duties.

We anticipate entering into an identical permanent SBLC for purposes of the Pacific Scirocco TI bond.

Related-party loans. Beginning in 2007, we received funding from Winter Finance Limited (“Winter Finance”), a subsidiary of the Quantum Pacific Group, in the form of a related-party loan. Prior to January 1, 2009, the loan did not accrue interest, but effective January 1, 2009, borrowings under the related-party loan accrued interest at the rate of 6% per annum. For the years ended 2010, 2009 and 2008, we received proceeds from the related-party loan of approximately $685.3 million, $198.6 million and $535.2 million, respectively. On November 29, 2010, Winter Finance assigned $655 million of the loan receivable under the Intercompany Loan Agreement to Quantum Pacific International Limited, its parent and the sole parent of our Predecessor at such time. The $655 million receivable was then contributed by Quantum Pacific International Limited to our Predecessor, as an additional capital contribution for the common shares held by it as sole shareholder of the Predecessor. On December 31, 2010, Winter Finance assigned all then-outstanding principal and accrued interest under the Intercompany Loan Agreement, in the amount of approximately $892.6 million, to Quantum Pacific International Limited. The approximately $892.6 million receivable was then cancelled by Quantum Pacific International Limited in exchange for the issuance of 1,115,761 common shares in our Predecessor. From January 1, 2011 to March 23, 2011, the company received additional funds of $142.2 million under the Intercompany Loan Agreement. On March 23, 2011, Winter Finance assigned the receivable for all outstanding principal and accrued interest under the Intercompany Loan Agreement, in the amount of approximately $142.8 million, to Quantum Pacific International Limited. The $142.8 million receivable was then contributed by Quantum Pacific International Limited, as an additional capital contribution for the common shares held by it as sole shareholder of the Predecessor. The Intercompany Loan Agreement was terminated following such conversion and there is currently no intercompany loans between us and Winter Finance. During 2010 and 2009, we capitalized interest expense of $60.1 million and $39.0 million, respectively, on the related-party loan as a cost of property and equipment. We do not expect related-party loans to be a source of funding our operations and working capital needs going forward. For more information on related-party loans, please see “Related Party Transactions.”

Derivative Instruments and Hedging Activities

We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates and to meet our debt covenant requirements. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

On January 14, 2011, we entered into an interest rate swap to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the Bora Term Loan. We designated the interest rate swap as a cash flow hedge for accounting purposes. The interest rate swap pays a fixed rate of interest of 1.83% and receives LIBOR. The notional amount hedges 100% of outstanding commitments and borrowings under the Bora Term Loan. The interest rate swap expires on October 31, 2015.

On February 11, 2011, we entered into an interest rate swap to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the Santa Ana Term Loan. We designated the interest rate swap as a cash flow hedge for accounting purposes. The interest rate swap pays a fixed rate of interest of 2.39% and receives LIBOR. The notional amount hedges 100% of outstanding commitments and borrowings under the Santa Ana Term Loan. The interest rate swap expires on October 31, 2015.

On May 6, 2011, we entered into an interest rate swap to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the Scirocco Term Loan. We designated the interest rate swap as a cash flow hedge for accounting purposes. The interest rate swap pays fixed rate interest of 1.87% and receives LIBOR. The notional amount hedges $375 million of outstanding commitments and borrowings under the Scirocco Term Loan. The interest rate swap expires October 31, 2015.

On May 31, 2011, we entered into an interest rate swap to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the Mistral Term Loan. We designated the interest rate swap as a cash flow hedge for accounting purposes. The interest rate swap pays fixed rate interest of 1.6% and receives LIBOR. The notional amount hedges $375 million of outstanding commitments and borrowings under the Mistral Term Loan. The interest rate swap expires October 31, 2015.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of:

December 31, 2010	Obligations Due in Period
Contractual Obligation	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands)
Long-term debt(a)	$50,000	$100,000	$300,000	$—	$450,000
Interest on long-term debt(b)	24,242	37,873	25,199	—	87,314
Operating leases	496	710	559	—	1,765
Purchase obligations(c)	64,554	—	—	—	64,554
Ultra-deepwater drillships(d)	1,029,506	—	—	—	1,029,506
Long-term payable(e)	—	—	4,002	—	4,002

Total contractual obligations	$1,168,798	$138,583	$329,760	$—	$1,637,141

June 30, 2011	Obligations Due in Period
Contractual Obligation	Remaining six months	1-3 years	3-5 years	More than 5 years	Total
	(in thousands)
Long-term debt(a)	$25,000	$150,000	$756,000	$—	$931,000
Interest on long-term debt(b)	26,622	135,625	33,302	—	195,549
Operating leases	445	1,340	241	—	2,026
Purchase obligations(c)	21,336	—	—	—	21,336
Ultra-deepwater drillships(d)	357,029	869,750	—	—	1,226,779
Long-term payable(e)	—	4,002	—	—	4,002

Total contractual obligations	$430,432	$1,160,717	$789,543	$—	$2,380,692

Some of the figures included in these tables are based on estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the tables because the estimates and assumptions are subjective.

(a)	Includes current maturities of long-term debt. In preparing the scheduled maturities of our debt, we assume the debt holders will exercise their options to accelerate the maturity date to October 31, 2015. See “Description of Indebtedness.”
(b)	Interest payments are based on our existing outstanding borrowings. It is assumed there is not a refinancing of existing long-term debt and there are no prepayments. Interest has been calculated using the fixed interest rate swap rate of 1.83% for the Bora Term Loan, 1.87% for the Scirocco Term Loan, 1.60% for the Mistral Term Loan and 2.39% for the Santa Ana Term Loan plus an estimated applicable margin for each of the Term Loans of 4.0% to the estimated effective date of the first drilling contract and 3.5% thereafter.
(c)	Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.
(d)	Amounts for ultra-deepwater drillships include amounts due under construction contracts.
(e)	The long-term payable is due to the customer for reimbursements of certain capital equipment upon the termination of the Pacific Bora contract with Chevron. For purposes of the contractual obligations table, we assume the contract will terminate after its initial three-year period.

Critical Accounting Estimates and Policies

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions impact the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make difficult, subjective or complex assumptions or estimates about matters that are uncertain. We would report different amounts in our consolidated financial statements, which could be material, if we used different assumptions or estimates. We have discussed the development and selection of our critical accounting estimates with our Board of Directors, and the Board of Directors has reviewed the disclosure presented below. During the past three fiscal years, we have not made any material changes in accounting methodology.

We believe that the following is a summary of the critical accounting polices used in the preparation of our consolidated financial statements.

Revenue recognition. Contract drilling revenues are recognized as earned, based on contractual dayrates. In connection with drilling contracts, we may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to rigs. Revenues earned and incremental costs incurred directly related to contract preparation and mobilization are deferred and recognized over the primary term of the drilling contract. Upon completion of drilling contracts, any demobilization fees received and related expenses are reported in income. Amortization of deferred revenue is recorded on a straight-line basis over the primary drilling contract term, which is consistent with the general pace of activity, level of services being provided and dayrates being earned over the life of the contract.

We record reimbursements received for the purchase of supplies, equipment, personnel services and other services provided at the request of our customers in accordance with a contract or agreement, for the gross amount billed to the customer, as revenues related to reimbursable expenses. Reimbursements received for capital expenditures are deferred and recognized over the primary contract term of the drilling project. The actual cost incurred for capital expenditure is depreciated over the estimated useful life of the asset.

Property and equipment. Deepwater drillships are recorded at cost of construction, including any major capital improvements, less accumulated depreciation and impairment. Other property and equipment are recorded at cost and consist of purchased software systems, furniture, fixtures and other equipment. Planned major maintenance, ongoing maintenance, routine repairs and minor replacements are expensed as incurred.

Interest costs incurred on new borrowings attributable to qualifying new construction are capitalized. We capitalize interest costs for qualifying new construction from the point borrowing costs are incurred for the qualifying new construction and cease when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete.

Property and equipment are depreciated to their salvage value on a straight-line basis over the estimated useful lives of each class of assets. Our estimated useful lives of property and equipment are as follows:

Years
Drillships and related equipment	15-35
Other property and equipment	2-7

Long-lived assets. We review our long-lived assets, including property and equipment, for impairment when events or changes in circumstances indicate that the carrying amounts of our assets held and used may not be recoverable. Potential impairment indicators include rapid declines in commodity prices and related market conditions, actual or expected declines in rig utilization, increases in idle time, cancellations of contracts or credit concerns of customers. We assess impairment using estimated undiscounted cash flows for the long-lived assets being evaluated by applying assumptions regarding future operations, market conditions, dayrates, utilization and idle time. An impairment loss is recorded in the period if the carrying amount of the asset is not recoverable.

Contingencies. We record liabilities for estimated loss contingencies when we believe a loss is probable and the amount of the probable loss can be reasonably estimated. Once established, we adjust the estimated contingency loss accrual for changes in facts and circumstances that alter our previous assumptions with respect to the likelihood or amount of loss.

Income taxes. Income taxes are provided based upon the tax laws and rates in the countries in which our subsidiaries are registered and where their operations are conducted and income and expenses are earned and incurred, respectively. We recognize deferred tax assets and liabilities for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the applicable enacted tax rates in effect the year in which the asset is realized or the liability is settled. A valuation allowance for deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. Actual income taxes paid may vary from estimates depending upon changes in income tax laws, actual results of operations and the final audit of tax returns by taxing authorities. We recognize interest and penalties related to uncertain tax positions in income tax expense.

Recently Issued Accounting Pronouncements

Variable interest entities. In June 2009, the FASB issued an accounting standard update that clarifies the characteristics that identify a variable interest entity (“VIE”). Additionally, the standard changes how a reporting entity identifies a primary beneficiary that would consolidate the VIE from a quantitative risk and rewards calculation to a qualitative approach based on which variable interest holder has controlling financial interest and the ability to direct the most significant activities that impact the VIE’s economic performance.

This standard requires the primary beneficiary assessment to be performed on a continuous basis. It also requires additional disclosures about involvement with the VIE and how that involvement with a VIE impacts the consolidated financial statements of the reporting entity.

The standard is effective for reporting periods beginning after November 15, 2009. We adopted this standard on January 1, 2010. There was no impact to our consolidated financial statements. The additional disclosures required under this standard are included within the notes to our consolidated financial statements.

Fair value measurements and disclosures. In January 2010, the FASB issued an accounting standards update that requires additional disclosures related to transfers between levels in the hierarchy of fair value measurements. The update also requires disclosure of valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.

These updates are effective for interim and annual reporting periods beginning after December 15, 2009. We adopted these on January 1, 2010. Because the standard does not change how fair values are measured, the standard did not have an impact on our consolidated financial statements.

There are additional provisions for the fair value measurement accounting standards update effective for interim and annual periods beginning after December 15, 2010. These remaining updates require entities to separately disclose information about purchases, sales, issuances and settlements in the reconciliation of recurring Level 3 measurements on a gross basis. We adopted these on January 1, 2011. Because the standard does not change how fair values are measured, the adoption did not have an impact on our consolidated financial statements.

In May 2011, the FASB issued an accounting standards update that changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments included in this update are intended to clarify the application of existing fair value measurement requirements.

This update is effective for annual periods beginning after December 15, 2011. We do not expect that our adoption will have a material effect on the disclosures contained in our notes to consolidated financial statements.

Presentation of Comprehensive Income. In June 2011, the FASB issued an accounting standards update that eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. An entity can elect to present items of net income and other comprehensive income in one continuous statement or in two separate consecutive statements. Each component of net income and each component of other comprehensive income together with totals are required to be displayed under either alternative.

This update is effective for public entities as of the beginning of a fiscal year that begins after December 15, 2011. As we present a separate statement of comprehensive income, this standard will not have an impact on our consolidated financial statement presentation.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We have entered, and in the future may enter, into derivative financial instrument transactions to manage or reduce market risk, but we do not enter into derivative financial instrument transactions for speculative or trading purposes.

Interest Rate Risk. We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. As of June 30, 2011, we have hedged 100% of the outstanding variable rate debt with fixed for float interest rate swaps. Please read “—Liquidity and Capital Resources—Derivative Instruments and Hedging Activities.”

Foreign Currency Exchange Rate Risk. We use the U.S. Dollar as our functional currency because the substantial majority of our revenues and expenses are denominated in U.S. Dollars. Accordingly, our reporting currency is also U.S. Dollars. However, there is a risk that currency fluctuations could have an adverse effect on us as we do earn revenue and incur expenses in other currencies. We utilize the payment structure of customer contracts to selectively reduce our exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. Due to various factors, including customer acceptance, local banking laws, other statutory requirements, local currency convertibility and the impact of inflation on local costs, actual local currency needs may vary from those anticipated in the customer contracts, resulting in partial exposure to foreign exchange risk. Fluctuations in foreign currencies have not had a material impact on our overall operating results or financial condition.

INDUSTRY AND MARKET CONDITIONS

Overview

The offshore contract drilling industry provides drilling, workover and well construction services to oil and natural gas exploration and production companies using mobile barges, jack-ups, semi-submersible rigs, drillships and other drilling units. The following discussion will focus on the deepwater and particularly the ultra-deepwater sectors of the offshore contract drilling industry. We generally consider ultra-deepwater to begin in water depths of more than 7,500 feet and to extend to the maximum water depths in which rigs are capable of drilling, which is currently approximately 12,000 feet. We consider deepwater to be between 5,000 and 7,500 feet of water depth. Although we are primarily focused on the ultra-deepwater market, our drillships can operate in water depths as shallow as 1,000 feet, so we may also compete to provide services at shallower depths than deepwater. While not currently a core focus for our business, our drillships are also capable of operating in harsh environment areas, where there are typically rougher sea conditions.

Deepwater and ultra-deepwater drillships typically compete in many of the same markets as high-specification semi-submersible rigs. However, newer ultra-deepwater drillships generally have greater load capacity and are more mobile than semi-submersible rigs, making them better suited for drilling in remote locations where re-supply is more difficult and for exploration programs that require frequent rig relocation.

Drillships are marketed worldwide, as they can move self-propelled from one region to another. In some cases, the cost of relocating a ship may result in significant short-term variations in regional supply and demand, but these are typically short-lived in comparison to contract duration.

The market for deepwater and ultra-deepwater drilling contractor services is more established across the U.S. Gulf of Mexico, offshore Brazil, and several West African nations, including Angola, Ghana, and Nigeria, than it is in newer emerging regions where the industry has begun exploring for large discoveries. Large oil companies have deepwater and ultra-deepwater exploration programs in other emerging areas including offshore East Africa, South-East Asia and Australia, as well as other parts of the world. The market for drillships could continue to expand in those areas as exploration programs continue to grow.

Key demand drivers for ultra-deepwater drillships include:

•

Oil Prices: Market expectations about potential changes in the price of oil significantly affect the level of activity in exploration, development and production in offshore areas worldwide. Ultra-deepwater rig demand is driven primarily by the long-term outlook for oil prices rather than short-term fluctuations.

•

Global Consumption of Oil: The demand for ultra-deepwater drillships is driven by the worldwide demand for oil, which is affected by many factors including oil prices and the general state of the worldwide economy.

•

Increased Emphasis on Exploring in Ultra-Deepwater Areas by Major International Oil Companies and National Oil Companies: International and national oil companies have been increasing their deepwater exploration and production activities, in part due to the relative scarcity of large, new onshore discoveries, and the discovery of numerous large ultra-deepwater fields.

•

Drilling Technology: Advances in drilling technology in recent years have enabled international and national oil companies to increase their ability to operate in deeper water and on a more efficient basis than was previously possible. The ability to access new fields has led to an increase in demand for high-specification ultra-deepwater drillships over the past few years, which is expected to continue going forward.

•

General Political and Economic Environment: Variations in the political and regulatory climate across regions affect global ultra-deepwater rig demand differently. For instance, drilling in the U.S. Gulf of

Mexico has experienced regulatory and permitting delays because of the Deepwater Horizon oil spill in April 2010. This has significantly reduced ultra-deepwater drilling activity and rig demand in that region. Concerns about political instability, corruption, terrorism and regulatory requirements in West Africa and other emerging ultra-deepwater plays could affect demand for ultra-deepwater drillships in those areas. For a further discussion of these issues, please read “Risk Factors” and “Business—Environmental and Other Regulatory Issues.”

Oil Prices

Current oil prices are high relative to historical levels and have rebounded from their lows reached during the economic downturn of 2009. The chart below illustrates historical spot prices for West Texas Intermediate (WTI) and Brent oil through November 3, 2011 and NYMEX futures prices through 2016.

Favorable Oil Prices

Source: Bloomberg; Historical, WTI and Brent NYMEX monthly pricing as of November 3, 2011

Global Consumption

In spite of an oil price environment that is high by historical standards, the International Energy Agency (IEA) expects that worldwide demand for oil will continue to grow due to global economic growth. According to the IEA, continued upward revisions in global oil consumption have led to a growth in estimated global consumption of 1.2 million Bbl/d in 2011. In 2012, the IEA Oil Market Report (as of July 13, 2011) expects global oil consumption to grow by an additional 1.5 million Bbl/d. A production shortfall and resulting supply gap will likely emerge as existing reserves are depleted. We believe that current oil prices, if sustained, could result in increased exploration and development drilling activity and higher demand and competitive dayrates for drillships as energy companies seek to meet growing worldwide oil demand.

Expected Decline in Global Production Capacity

Source: Wood Mackenzie; 2010 Global Upstream Forum, London, November 2010, Slide 80

Notes: Total Production Capacity indicates total onstream production and excess capacity from current proved reserves only as of November 2010. Numbers from 2011 onwards are forecasted estimates.

Upstream Capital Expenditures Are Increasing

With relatively high oil prices, many exploration and production companies are generating cash flows that exceed their capital requirements for investment projects. Many of these companies use a portion of their excess cash flow to increase capital expenditure budgets in an attempt to meet rising demand for oil and natural gas and to increase production and to mitigate reserve declines. We believe that a portion of the increased capital expenditures by such exploration and production companies is likely to be used to drill new deepwater wells, which could increase the demand for our services.

Global exploration and production expenditures have increased from approximately $120 billion in 2001 to approximately $443 billion in 2010, as reported in IHS Herold’s Financial and Operations Database as of June 2011. According to the BP Energy Outlook 2030 (published January 2011), global oil and gas production is expected to grow by approximately 1% per annum over the next 20 years. In order to achieve this level of production, global exploration and production spending is expected to continue its long-term increase.

Given the general decline in production of existing onshore reserves, the deepwater component of major oil companies’ upstream capital budgets may increase in the future as a percentage of their overall capital expenditures.

Global Capital Expenditures of Oil and Gas Producers on the Rise

Source: Capital Expenditure (CAPEX) data from IHS Herold’s Financial and Operations Database (as of June 2011), Historical WTI NYMEX prices (yearly average) from Bloomberg

Note: CAPEX exhibited is total capital costs incurred, including acquisition, exploration and development costs. Peer set includes all 243 Global, Integrated, Diversified and Independent exploration & production Oil and Gas Companies contained in IHS Herold’s Financial and Operations Database as of June 2011

Declining Reserve Replacement

Worldwide, the major oil companies have generally reported declining reserve replacement ratios (the ratio of new proved reserve additions to oil produced). For instance, the top six global integrated oil companies (as covered by IHS Herold as of July 2011) have recorded fewer reserve extensions and discoveries than their annual oil production since 2001. The easiest extractable oil and gas reserves have already been found and developed or are controlled by national oil companies. At the same time, international consumption has been increasing. As a result, major oil companies are increasingly forced to explore new frontiers, and exploration activity is trending from shallower to deeper waters and to environments that are more challenging.

Declining Global Liquids Proved Reserve Additions vs. Production

Source: IHS Herold’s Financial and Operations Database as of July 18, 2011

Note: Peer set includes all 243 Global, Integrated, Diversified and Independent exploration & production Oil and Gas Companies contained in IHS Herold’s Financial and Operations Database

Market Conditions in the Ultra-Deepwater Space

The positive long-term trend for rig demand in the ultra-deepwater market is expected to persist because ultra-deepwater resources in select regions are one of the few frontiers where international oil companies have access to drill for sufficiently large and material exploration plays and discoveries.

Deepwater and ultra-deepwater drilling projects generally have greater demand visibility due to long development timelines and project planning periods. As a result, customer contracts in the deepwater and ultra-deepwater drilling markets tend to have a longer duration than those in the broader drilling sector. For example, the Thunder Horse field in the central Gulf of Mexico took approximately 9 years to develop, since its discovery in 1999 until the start of oil production in 2008.

Deepwater production has nearly doubled over the past five years, as illustrated in the chart below. Based on the trend over this period and our knowledge of the sector activity, we believe deepwater production will continue to increase in the future as exploration and development activities expand. In addition, we expect that a leading source of future value in deepwater will be the “golden triangle,” consisting of the U.S. Gulf of Mexico, Brazil and West Africa (Angola, Ghana and Nigeria).

Brazil in particular, has seen significant growth in offshore sector activity in recent years. According to their 2011-2015 Business Plan published on July 22, 2011, Petrobras announced its intention to spend $225 billion over five years, with $128 billion dedicated to exploration and production.

Growing Global Deepwater Liquids Production

Source: Wood Mackenzie Global Oil Supply Tool, Macro Oils Service, Global Deepwater Production, June 2011

Note: Wood Mackenzie Global Oil Supply Tool defines “deepwater” as depths greater than or equal to 400 meters.

Demand and Supply for Ultra-Deepwater Rigs

In the near future, we expect that large exploration and development companies, including major international oil companies and national oil companies, will primarily drive demand for ultra-deepwater rigs. Demand from these oil companies is generally perceived to be less volatile and less vulnerable to market disruptions because these companies generally possess stronger credit profiles and greater capital resources than smaller independents.

Numerous drilling contractors have recently placed orders to build additional drillships. We estimate there are approximately 56 ultra-deepwater rigs scheduled for delivery between November 1, 2011 and the end of 2014, 34 of which are currently not contracted to customers. As of November 2011, ODS-Petrodata counted 91 ultra-deepwater rigs in service, of which 45 are ultra-deepwater drillships.

The graph below demonstrates the historical demand and supply of ultra-deepwater drillships and drillship utilization rates from January 2003 through October 2011.

High Utilization of Ultra-Deepwater Drillships (> 7,500 ft)

Source: ODS-Petrodata (RigPoint Data as of October 7, 2011)

Notes:

1)	“Recession Period” indicates negative quarterly growth rates of real GDP (change over previous quarter) of Organization for Economic Co-operation and Development (OECD) economies (Sourced from OECD Statistics Quarterly GDP data)
2)	“Total Available” indicates drillships that are available for contracts
3)	“Total Contracted” indicates drillships that have been contracted

Dayrate Recovery

As exploration and production activity increasingly focuses on deepwater regions, ultra-deepwater dayrates are expected to increase from current levels. Though the industry witnessed a dayrate weakening for drilling units during the recent global recession, utilization of ultra-deepwater units has remained close to 100% since 2007.

Rising Fixture Dayrates of Ultra-Deepwater Drillships (>7,500 ft)

Source: ODS Petrodata (RigPoint Data, as of October 7, 2011)

Notes

1)	Includes only dayrates by fixture date; does not include options, sublets, single-well contracts and cancelled contracts
2)	Fixture dayrates represent dayrates contractually agreed upon by the operator and service provider, and can be agreed upon significantly ahead of actual starting date
3)	Trendline calculated from regression analysis
4)	“Recession Period” indicates negative quarterly growth rates of real GDP (change over previous quarter) of Organization for Economic Co-operation and Development (OECD) economies (Sourced from OECD Statistics Quarterly GDP data)

Evolving Drilling Technology

With improving technology, drillships have been able to drill at ever-increasing depths. Drillships can also be used as platforms to carry out completion work such as casing and tubing installation or subsea wellhead and valve installations. Recent dayrates demonstrate a bifurcation in which newer, higher specification drillships that are able to handle technically demanding operations in remote locations are generally able to command higher dayrates than older, lower specification drillships, as illustrated in the chart below.

Preference for Modern Ultra-Deepwater Drillships and Semi-Submersibles (> 7,500 ft)

Source: ODS Petrodata (drillship fixture dayrates from RigPoint as of July 25, 2011)

Notes:

1)	Does not include fixture dayrates for options, sublets and cancelled contracts
2)	Fixture dayrates represent dayrates contractually agreed upon by the operator and service provider; Fixture dayrates could be agreed upon and signed into a contract significantly ahead of actual starting date of contract
3)	Percentage Premium denotes the percentage difference between average fixture dayrates of Rigs Constructed After 2006 and Rigs Constructed Before 2006

BUSINESS

Overview

We are an international offshore drilling company committed to becoming a preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification drillships. Our primary business is to contract our ultra-deepwater drilling rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our customers. Led by a team of seasoned professionals with significant experience in the oil services and ultra-deepwater drilling sectors, we specialize in the technically demanding segments of the offshore drilling business.

We are primarily focused on the ultra-deepwater market. The term “ultra-deepwater,” as used in the drilling industry to denote a particular sector of the market, can vary and continues to evolve with technological improvements. We generally consider ultra-deepwater to begin at water depths of more than 7,500 feet and to extend to the maximum water depths in which rigs are capable of drilling, which is currently approximately 12,000 feet. Although we are primarily focused on the ultra-deepwater market, our drillships can also operate in water depths as shallow as 1,000 feet, giving us the ability to compete for jobs targeting shallower depths than ultra-deepwater. While not currently a core focus for our business, our drillships are also capable of operating in harsh environment areas, where there are typically rougher sea conditions.

Following completion of construction, our fully-deployed fleet will consist of six newly constructed sixth generation ultra-deepwater drillships, representing one of the youngest and most technologically advanced fleets in the world. We currently operate three recently delivered drillships, have one drillship under construction and have entered into contracts to construct two additional drillships. The Pacific Bora recently completed its customer requested upgrades and modifications and entered service in Nigeria on August 26, 2011 under a three-year contract with a subsidiary of Chevron. The Pacific Scirocco is expected to enter service in Nigeria in December 2011 under a one-year contract with a subsidiary of Total. The Pacific Mistral is expected to enter service in Brazil in December 2011 under a three-year contract with a subsidiary of Petrobras. The Pacific Santa Ana is currently under construction by SHI, and is scheduled for delivery in December 2011. The Pacific Santa Ana is expected to enter service in the U.S. Gulf of Mexico in the first quarter of 2012 under a five-year contract with a subsidiary of Chevron. We entered into contracts with SHI in March 2011 for the construction of our fifth and sixth new advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav, which are expected to be delivered in the second and third quarters of 2013, respectively.

In June 2011, we signed an agreement with SHI granting us an option through October 31, 2011, which was extended through January 31, 2012, to purchase a seventh drillship at substantially the same price and terms and conditions as the contracts for the Pacific Khamsin and the Pacific Sharav. We will continue to evaluate the long-term conditions of the deepwater drilling market to determine whether to exercise this option.

Because our drillships are highly mobile, our fleet will operate in a single, global market for the provision of contract drilling services to the deepwater exploration and production industry. Deepwater and ultra-deepwater drillships typically compete in many of the same markets as high-specification semi-submersible rigs. However, newer ultra-deepwater drillships like those in our fleet generally have greater load capacity and are more mobile than semi-submersible rigs, making them better suited for drilling in remote locations where re-supply is more difficult, and for exploration programs that require frequent rig relocation. All of our drillships are self-propelled and dynamically positioned and have large carrying capacity. We believe the long-term prospects for deepwater drilling are positive given the expected growth in oil and gas consumption from developing nations, limited growth in crude oil supplies and high depletion rates of mature oil and gas fields. Recent geologic successes in deepwater basins, improving access to promising deepwater areas and new, more efficient technologies, are expected to be catalysts for the long-term exploration and development of deepwater fields. The location of our drillships and the allocation of resources to build or upgrade rigs will be determined by the activities and needs of our customers. Currently, our four existing drillships are committed to work in the deepwater regions of the U.S. Gulf of Mexico, Brazil and West Africa, which are the three most active deepwater basins in the world.

From our inception in 2006, we have committed over $4.4 billion to establish our existing ultra-deepwater fleet of six drillships, of which we have spent approximately $2.7 billion through June 30, 2011. We funded the $2.7 billion spent through June 30, 2011 with related party loans from an affiliate of Quantum Pacific Group, which were subsequently converted into equity, borrowings under our $1.8 billion Project Facilities Agreement (as defined and described in further detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Description of Our Indebtedness”), and a portion of the net proceeds of approximately $576 million from 2011 Private Placement. Of the $1.7 billion of estimated remaining capital expenditures for our six drillships, we expect to spend approximately $0.5 billion for our four drillships recently delivered or currently under construction, and $1.2 billion, excluding capitalized interest but including commissioning and testing and other costs, on our fifth and sixth drillships on order from SHI. We intend to finance the approximately $0.5 billion amount with additional borrowings under the Project Facilities Agreement. We intend to finance the remaining $1.2 billion of capital expenditures for the two newbuilds with our existing cash balances and additional future indebtedness, which is uncommitted at this time. For more information on the use of proceeds and our capital requirements, please see “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.”

Our Business Strategies

Our principal business objective is to increase shareholder value. We expect to achieve this objective through the following strategies:

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Establish position as a preferred ultra-deepwater drilling contractor with newly built high-specification units. High-specification drilling units are specifically designed to meet the requirements of customers for drilling in deepwater basins and complex geological formations and for drilling wells with challenging profiles. In addition, we believe that our new drilling units have a competitive advantage over older units because of their improved safety features, greater efficiency and enhanced mobility. Furthermore, it is easier to attract more experienced operating personnel to newer drilling units due to their superior working and living conditions and potential for better career opportunities.

•

Capitalize on increased exploration and development activity in deepwater basins. As demand for hydrocarbons increases and mature producing basins naturally decline, we believe there will be an increasing emphasis on exploration and development in deep waters to exploit new and attractive prospects. Recent major discoveries in deepwater basins, together with technological advances that make such exploratory and development activities more economic, have increased potential development opportunities for deepwater drilling services. We believe that the water-depth capability of our ultra-deepwater drilling units will further our ability to secure long-term ultra-deepwater contracts in the future.

•

Develop strategic relationships with high-quality customers. We expect to derive a significant portion of our future revenue from contracts with national oil companies, major international oil companies and large investment-grade independent exploration and production companies. These customers tend to take a long-term approach to the development of substantial hydrocarbon finds with multi-year development programs as well as multi-year capital expenditure commitments, which we believe will enhance the likelihood of our securing attractive long-term drilling contracts.

•

Identify and generate growth opportunities. We expect to grow through newbuilds as well as strategic transactions, with a continued focus on the ultra-deepwater market. We will concentrate on those growth opportunities that we believe will create maximum shareholder value.

Competitive Strengths

We have a number of competitive strengths that we believe will help us to successfully execute our business strategies:

•

Experienced and international management team. Our management team has extensive industry experience operating in locations worldwide, with an average of over 20 years of experience. We believe that our management team’s significant experience, as well as its diverse international background, enhances our ability to effectively operate on a global basis and throughout industry cycles.

•

New and technologically advanced fleet. Our fleet is comprised of some of the newest and most technologically advanced drillships in the world. Each of our premium, high-specification drillships is designed to operate in water depths of up to 12,000 feet. Furthermore, our ultra-deepwater drillships are self-propelled, dynamically positioned and suitable for drilling in remote locations. Our high-specification units are expected to achieve faster drilling and shorter transportation times between locations relative to older units in the market. In addition, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav will have dual gradient drilling capabilities and also offer enhanced capabilities for well completion work.

•

Strong backlog with credit-worthy counterparties. We have and are continuing to develop a strong revenue backlog that currently consists of contracts for two of our drillships with a subsidiary of Chevron and contracts for two other drillships with subsidiaries of Total and Petrobras. As of November 4, 2011, our contract backlog on the Pacific Bora, the Pacific Santa Ana, the Pacific Scirocco and the Pacific Mistral under these contracts was approximately $2.2 billion. We believe these high-quality customer commitments will provide us with a stable cash flow for the next several years.

•

Uniformity of assets. The uniformity of our assets enables efficient and streamlined labor, maintenance, supply chain and operating support systems, which we believe will allow us to develop and maintain a competitive cost structure. The similarity of our ship designs allows for interoperability among our crews and operating systems, which should allow members of our crew to serve interchangeably on any of our drillships. Additionally, our drillships’ consistent technical specifications and equipment make spare parts interchangeable, which reduces the capital requirements associated with keeping spare parts in stock, lowering maintenance and supply chain costs.

Risk Factors

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategies. These risks relate to, among others, changes in the offshore contract drilling industry, including supply and demand, utilization rates, dayrates, customer drilling programs and commodity prices; a downturn in the global economy; hazards inherent in our industry and operations resulting in liability for personal injury or loss of life, damage to or destruction of property and equipment, pollution or environmental damage; inability to comply with covenants in our debt agreements; inability to finance capital projects; and inability to successfully employ our drillships.

You should carefully consider the following risks, those other risks described in “Risk Factors” and the other information in this prospectus before deciding whether to invest in our common shares.

Risks Related to Our Business

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We have a limited operating history, which makes it more difficult to accurately forecast our future results and may make it difficult for investors to evaluate our business and our future prospects, both of which will increase the risk of your investment in our common shares.

•

We have a limited asset base and currently rely on three customer accounts. The loss of any customer or significant downtime on any drillship could adversely affect our financial condition and results of operations.

•	The contract drilling industry is highly competitive. Compared to companies with greater resources, we may be at a competitive disadvantage.

•

The demand for our services depends on the level of activity in the offshore oil and natural gas industry, which is significantly affected by oil and natural gas prices and other factors beyond our control.

•	The imposition of stringent restrictions or prohibitions on offshore drilling by any governing body may have a material adverse effect on our business.

•	Our current backlog of contract drilling revenue may not be fully realized.

•

The Project Facilities Agreement imposes significant operating and financial restrictions on certain of our subsidiaries, which may prevent us from capitalizing on business opportunities and taking some actions.

Risks Relating to the Offering and an Investment in Our Common Shares

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Your rights and responsibilities as a shareholder will be governed by Luxembourg law and will differ in some respects from the rights and responsibilities of shareholders under other jurisdictions, including the United States, and shareholder rights under Luxembourg law may not be as clearly established as shareholder rights under the laws of other jurisdictions.

•	We are controlled by a single shareholder, which could result in potential conflicts of interest with our public shareholders.

Tax Risks

•	Changes in tax laws, treaties or regulations or adverse outcomes resulting from examination of our tax returns could adversely affect our financial results.

•	We may not be able to make distributions without subjecting you to Luxembourg withholding tax.

The Fleet

Our fleet consists of some of the newest and most technologically advanced drillships in the world, enabling us to offer ultra-deepwater drilling services to customers worldwide. Our fleet will initially, on the basis of our current contracts, consist of six newly constructed sixth generation ultra-deepwater drillships based on a proven design from SHI using well-established advanced drilling systems from NOV. The Pacific Bora and the Pacific Mistral are capable of drilling in water depths of up to 10,000 feet of water and 12,000 feet respectively with drilling systems based on a single activity design with offline stand-building for increased efficiency. The Pacific Scirocco, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav are or will be designed to drill in water depths of up to 12,000 feet and have or will have enhanced mud-storage, riser handling and cuttings handling capabilities and a complete dual derrick with double load path. Additionally, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav will be upgraded to have dual gradient drilling capabilities. Dual gradient drilling is a technology that allows two different pressure gradients to be maintained in the well (one in the drilling riser and one in the well below the mudline) by a process of replacing mud from the drilling riser with a seawater-density fluid. Pursuant to our drilling contract with Chevron for the use of the Pacific Santa Ana, we have been granted a non-exclusive, world-wide, royalty-free license to use the technical information, data, and knowledge made available by Chevron for not only the Pacific Santa Ana but also our non-dual gradient drilling operations on all of our other drilling units. Provided that this drilling contract remains in effect, we will have a non-exclusive, world-wide, royalty-free license to use this information, data, and knowledge in any manner (presumably including dual gradient drilling operations) on any of our drilling units after February 1, 2014. Although dual gradient drilling technology was technically proven ten years ago, the Pacific Santa Ana will be the first rig to deploy this technology for commercial application and the dual gradient drilling concept that will be deployed by the Pacific Santa Ana are disclosed in patents assigned to Chevron. We believe that many operators may become interested in deploying dual gradient drilling technology for deepwater wells because it enables better well control, reduces the required number of casing strings, and allows for larger wellbore at total depth and larger production liner. These technical benefits may result in savings in cost and time per well and higher flow rates, enabling the operator to drill wells that would have been considered uneconomic or “undrillable” and book reserves that would have not been otherwise booked. However, there is no certainty that we will achieve these expected benefits from our dual gradient drilling capabilities. See “Risk Factors—Dual gradient drilling techniques may not result in the currently expected benefits and, as a result, adequate demand may not develop for these capabilities.”

Our drillships are self-propelled, dynamically positioned and suited for drilling in remote locations because of their mobility and large carrying capacity. Deepwater drillships typically compete in many of the same markets as do high-specification semi-submersible rigs. Drillships typically have greater load capacity than semi-submersible rigs and are therefore often preferred over semi-submersibles for drilling in remote locations. As drillships are highly mobile, they are also preferred for exploration programs that typically require the rig to be relocated frequently.

The following table sets forth certain information regarding our high-specification, ultra-deepwater drillships as of November 4, 2011:

Rig	Date Delivered/ Expected Delivery	Water Depth Capacity (in feet)	Drilling Depth Capacity (in feet)	Status
Pacific Bora(a)(d)	October 2010	10,000	37,500	Operating
Pacific Scirocco(b)	April 2011	12,000	40,000	Mobilization and Customer Upgrades
Pacific Mistral(a)	June 2011	12,000	37,500	Mobilization
Pacific Santa Ana(b)(c)	December 2011	12,000	40,000	Under construction
Pacific Khamsin(b)(c)	April 2013	12,000	40,000	On order
Pacific Sharav(b)(c)	September 2013	12,000	40,000	On order

(a)	These drillships have, or, upon completion, will have an off-line stand building system.
(b)	These drillships have, or, upon completion, will have dual load path capability.
(c)	These drillships have, or, upon completion, will have dual gradient drilling upgrades.
(d)	Maximum water depth could be extended to up to 12,000 feet with drillship modifications.

Drillship Construction Projects

On March 15, 2011, we entered into two contracts with SHI for the construction of our fifth and sixth new advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav. Similar to several other vessels in our existing fleet, the Pacific Khamsin and the Pacific Sharav are also based on SHI’s proprietary hull design with many of the required enhancements to meet our operational needs and comply with recent client requirements, have dual gradient drilling capabilities and improved completion capabilities and are designed for drilling in water depths of up to 12,000 feet. Following shipyard construction, commissioning and testing, the Pacific Khamsin and the Pacific Sharav are expected to be delivered to us at the shipyard in the second quarter and third quarter of 2013, respectively. The contracts provide for an aggregate purchase price of approximately $1 billion for the acquisition of these two vessels, payable in installments during the construction process. We have the right to rescind the agreement for delays exceeding certain periods or, alternatively, the right to liquidated damages for delays or failures. We expect the total cost per vessel, including commissioning and testing and other costs, to be approximately $600 million, excluding capitalized interest. We intend to finance our ongoing drillship construction projects with respect to our three drillships currently under construction with cash on hand, available funds under the Project Facilities Agreement, additional debt financing and cash flow from operations. Please see “Risk Factors—Risks Related to Our Business—Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling obligations under our debt obligations;” and “Risk Factors—Risks Related to Our Business—The agreements governing our debt and the debt of our subsidiaries impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions.”

Our construction programs are supervised by our construction management team of over 50 people, including those that managed the construction of the Pacific Bora, the Pacific Scirocco and the Pacific Mistral and the two drillships that were contributed to TPDI. The Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the two TPDI vessels were delivered on time and within budget. In addition, we have contracted with a firm specializing in software-development control systems to reduce non-productive time from the design phase through construction to operations. We believe that this initiative will improve quality, risk mitigation, problem remediation and change management processes.

There are risks of delay and cost overruns inherent in any major shipyard project, including those resulting from adverse weather conditions, work stoppages, disputes and financial and other difficulties encountered by the shipyard. In order to mitigate some of these risks, we have selected a high-quality shipyard with a reputation for on-time completions. In addition, each of our construction contracts are based on a fixed fee and backed by a refund guarantee if the unit is ultimately not finished or accepted by us upon completion. Deliveries by the shipyard beyond a certain point in time are subject to penalty payments to us and also give us a right of cancellation.

Contract Backlog

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of November 4, 2011, our contract backlog was approximately $2.2 billion and was attributable to revenues we expect to generate on the Pacific Bora, the Pacific Santa Ana, the Pacific Scirocco and the Pacific Mistral under firm contracts with Chevron, Total and Petrobras. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the contract.

The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors, including shipyard and maintenance projects, downtime and other factors. In addition, our contracts customarily provide for termination at the election of the customer with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig, our bankruptcy, sustained unacceptable performance by us or delivery of a rig beyond certain grace and/or liquidated damages periods, no early termination payment would be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.

The firm commitments that comprise our contract backlog as of November 4, 2011, are as follows:

Rig	Contracted Location	Customer	Contract Backlog(c)	Contractual Dayrate	Average Contract Backlog Revenue Per Day(c)	Actual/Expected Contract Commencement	Expected Contract Duration
Pacific Bora	Nigeria	Chevron	$566,868,850	$474,700	$553,000	August 26, 2011	3 years(a)
Pacific Scirocco	Nigeria	Total	$210,141,000	$470,000	$574,000	December 2011	1 year(b)
Pacific Mistral	Brazil	Petrobras	$537,090,000	$458,000	$490,000	December 2011	3 years
Pacific Santa Ana	U.S. Gulf of Mexico	Chevron	$916,462,700	$467,500	$502,000	First Quarter 2012	5 years

(a)	Contract also provides for two successive un-priced one-year options.
(b)	Contract also provides for two successive one-year options and a further two-year option, with escalating dayrates for the option periods.
(c)	Rounded to the nearest $1,000. Based on signed drilling contracts.

Although we currently do not have letters of award or drilling contracts for the Pacific Khamsin or the Pacific Sharav, we expect that the long-term demand for deepwater drilling capacity in established and emerging basins should provide us with opportunities to contract these two drillships prior to their delivery dates.

Drilling Contracts

We provide drilling services on a “dayrate” contract basis. We do not provide “turnkey” or other risk-based drilling services. Under dayrate contracts, the drilling contractor provides a drilling rig and rig crews and charges the customer a fixed amount per day regardless of the number of days needed to drill the well. The customer bears substantially all of the ancillary costs of constructing the well and supporting drilling operations, as well as the economic risk relative to the success of the well. In addition, dayrate contracts usually provide for a lump sum amount for mobilizing the rig to the well location and a reduced dayrate when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other conditions beyond the contractor’s control. A dayrate drilling contract generally covers either the drilling of a single well or group of wells or has a stated term. These contracts may generally be terminated by the customer in the event the drilling unit is damaged, destroyed or lost or if drilling operations are suspended for an extended period of time as a result of a breakdown of equipment, “force majeure,” events beyond the control of either party or upon the occurrence of other specified conditions. In addition, drilling contracts with certain customers may be cancelable, without cause, with little or no prior notice and without penalty or early termination payments. In some instances, the dayrate contract term may be extended by the customer exercising options for the drilling of additional wells or for an additional length of time at fixed or mutually agreed terms, including dayrates.

Our drilling contracts are the result of negotiations with our customers and have been awarded upon competitive bidding. Our existing drilling contracts contain, inter alia, the following commercial terms: (i) contract duration extending over a specific period of time; (ii) term extension options in favor of our customer, generally upon advance notice to us, at mutually agreed, indexed or fixed rates; (iii) provisions permitting early termination of the contract if the drilling unit is lost or destroyed, if operations are suspended for an extended period of time due to breakdown of major rig equipment, unsatisfactory performance or “force majeure” events beyond our control and the control of the customer; (iv) provisions allowing early termination of the contract by the customer without cause with a specified early termination fee in the form of a reduced rate for a specified period of time; (v) provisions requiring us to reimburse the customer for reasonable costs to obtain a replacement drilling unit in the event of termination for cause, subject to a cap which decreases with the duration of contract; (vi) payment of compensation to us (generally in U.S. dollars although some contracts require a portion of the compensation to be paid in local currency) on a “dayrate” basis (lower rates or no compensation generally apply during periods of equipment breakdown and repair or in the event operations are suspended or interrupted by other specified conditions, some of which may be beyond our control); (vii) payment by us of the operating expenses of the drilling unit, including crew labor and incidental rig supply costs; (viii) provisions allowing us to recover certain labor and other operating cost increases from our customers through dayrate adjustment or otherwise; (ix) provisions requiring us to provide a performance guarantee; and (x) indemnity provisions between us and our customers in respect of third party claims and risk allocations between us and our customers relating to damages, claims or losses to us, our customers, or third parties. Our indemnification may not cover all damages, claims or losses to us or third parties, and the indemnifying party may not have sufficient resources to cover its indemnification obligations. See also “Risk Factors—Risks Related to Our Business—Our customers may be unable or unwilling to indemnify us.”

Joint Venture, Agency and Sponsorship Relationships

In some areas of the world, local customs and practice or governmental requirements necessitate the formation of joint ventures with local participation. Local laws or customs in some areas of the world also effectively mandate establishment of a relationship with a local agent or sponsor. When appropriate in these areas, we will enter into agency or sponsorship agreements. For more information regarding the regulations in the countries in which we currently are contracted to operate, please see “—Environmental and Other Regulatory Issues.”

We currently are party to a Nigerian joint venture, PIDWAL, which is fully controlled and 90% owned by us with 10% owned by Derotech Offshore Services Limited, a privately-held Nigerian registered limited liability company. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Derotech is also performing marketing services for PIDWAL and an affiliate of Derotech acts as one of PIDWAL’s logistics agents. After the maturity of the Project Facilities Agreement and subject to the terms of our shareholder’s agreement with Derotech, Derotech will have the right to purchase up to a 50% ownership interest in PIDWAL at a fair market value price and subject to additional mutually agreed upon terms. Additionally, the shareholder’s agreement provides that as long as Derotech is a shareholder in PIDWAL, neither we nor Derotech may compete with the business of PIDWAL without written consent. PIDWAL is a party to the Pacific Bora contract with a subsidiary of Chevron and the Pacific Scirocco contract with Total. In addition, we have retained a marketing agent in Brazil.

Company History

Our Predecessor was formed in Liberia in 2006 as an independent operating subsidiary of a predecessor company of Quantum Pacific International Limited, the parent company of the Quantum Pacific Group. The principals of the Quantum Pacific Group have significant holdings in various global industries such as energy, oil refining, transportation and commodities.

Our initial investment in the ultra-deepwater drilling industry in 2006 was through the purchase of a drillship under construction by SHI and the later exercise of an option for a second drillship.

In 2007, we formed TPDI with Transocean, and the two drillships then under construction were transferred into TPDI. We initially formed a construction management team to oversee activities in SHI that was then seconded to Transocean, who assumed responsibility for management of construction and operation of the two TPDI drillships through a contract with TPDI. The TPDI joint venture was financed through a combination of equity and debt. In October 2008, TPDI entered into a credit agreement for a $1.3 billion secured credit facility.

In 2008, a decision was made to expand our activities in the ultra-deepwater segment to include operation and marketing of drilling services for our other drillships, the Pacific Bora and the Pacific Mistral, for which construction contracts were acquired in 2007 and were not included in TPDI. As part of this strategy, we acquired additional contracts with SHI to construct two more ultra-deepwater drillships, the Pacific Scirocco and the Pacific Santa Ana. Prior to entering into the Project Facilities Agreement, we financed all of capital expenditures relating to construction of these four wholly-owned vessels through loans from Winter Finance, a subsidiary of the Quantum Pacific Group. On December 31, 2010, the Quantum Pacific Group was assigned all outstanding principal and accrued interest on the loan from Winter Finance, which was then converted into common shares. In September 2010, we entered into the Project Facilities Agreement with a group of lenders to finance the remaining capital expenditures associated with the construction, operation and other expenses relating the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana. As of November 4, 2011, we have outstanding principal borrowings of $400 million, $200 million, $375 million and $106 million under the Bora Term Loan, the Mistral Term Loan, the Scirocco Term Loan and the Santa Ana Term Loan, respectively.

In March 2011, we entered into two contracts with SHI for the construction of our fifth and sixth advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav. The resulting fleet of six wholly-owned drillships outside TPDI represents one of the youngest and most technologically advanced fleets in the world, enabling us to offer a broad range of services in deepwater markets worldwide. We assumed the core of the original construction management team responsible for the TPDI vessels and supplemented it with additional resources to oversee the construction of our wholly-owned drillships, thereby ensuring preservation of the acquired expertise and experience within our project team. We financed the initial down payments under the construction contracts relating to the Pacific Khamsin and the Pacific Sharav with proceeds from the 2011 Private Placement described below and intend to fund the remaining construction and related costs of these vessels with cash on hand and additional debt financing.

In the beginning of 2011, we determined that it would benefit us to reincorporate in a better recognized and more attractive jurisdiction for potential investors with a more developed and advanced body of law. On March 30, 2011, we completed the Restructuring whereby we were formed as a Luxembourg corporation under the form of a société anonyme to act as an indirect holding company for our Predecessor. In connection with the Restructuring, Quantum Pacific Group contributed our Predecessor to us. In the beginning of 2011, we also determined that it was in our best interest to focus on the operation and marketing of our wholly-owned fleet. On March 30, 2011, we completed the TPDI Transfer, pursuant to which all of our equity interest in TPDI was transferred to a wholly-owned subsidiary of the Quantum Pacific Group for no consideration.

In April 2011, we completed an offering of 60,000,000 common shares to international and U.S. investors in accordance with Regulation D and Regulation S under the Securities Act for net proceeds of approximately $576 million. As a result of this offering, our common shares began to be traded on the Norwegian OTC List on April 5, 2011.

In June 2011, we paid SHI $2.0 million for an option to construct a seventh drillship (the “Option Drillship”) at the same price and other terms and conditions as the contracts for the Pacific Khamsin and the Pacific Sharav, subject to a price increase of not more than $12.5 million and certain adjustments to compensate for foreign exchange rate fluctuations. The option was originally valid until October 31, 2011 and was extended through January 31, 2012. If we elect to exercise this option, the $2.0 million we paid to SHI for the option will be applied towards the contract price of the seventh vessel. We will continue to evaluate the long term conditions of the deep water drilling market to determine whether to exercise this option and construct additional vessels.

Competition

The contract drilling industry is highly competitive. Demand for contract drilling and related services is influenced by a number of factors, including the current and expected prices of oil and natural gas and the expenditures of oil and natural gas companies for exploration and development of oil and natural gas. In addition, demand for drilling services remains dependent on a variety of political and economic factors beyond our control, including worldwide demand for oil and natural gas, the ability of OPEC to set and maintain production levels and pricing, the level of production of non-OPEC countries, local infrastructure and human resources constraints, and the policies of the various governments regarding exploration and development of their oil and natural gas reserves.

Drilling contracts are generally awarded on a competitive bid or negotiated basis. Pricing is often the primary factor in determining which qualified contractor is awarded a job. Rig availability, capabilities, age and each contractor’s safety performance record and reputation for quality also can be key factors in the determination. Operators also may consider crew experience, technical and engineering support, rig location and efficiency, as well as long-term relationships with major international oil companies and national oil companies.

We are primarily focused on the ultra-deepwater market. The term “ultra-deepwater,” as used in the drilling industry to denote a particular sector of the market, can vary and continues to evolve with technological improvements. We generally consider ultra-deepwater to begin at water depths of approximately 7,500 feet and to extend to the maximum water depths in which rigs are capable of drilling, which is currently approximately 12,000 feet. Although we are primarily focused on the ultra-deepwater market, our drillships can operate in water depths as shallow as 1,000 feet, and we may also compete to provide services at shallower depths than ultra-deepwater.

Our competition ranges from large international companies offering a wide range of drilling and other oilfield services to smaller, locally owned companies. Competition for offshore drilling rigs is usually on a global basis, as these offshore drilling rigs are highly mobile and may be moved from one region to another in response to demand.

We believe that the market for drilling contracts will continue to be highly competitive for the foreseeable future. We believe that our fleet of newly constructed premium high-specification drillships provides us with a competitive advantage over competitors with older fleets, as high-specification drilling units are generally better suited to meet the requirements of customers for drilling in deepwater, complex geological formations with challenging well profiles. However, certain competitors may have greater financial resources than we do, which may enable them to better withstand periods of low utilization, and compete more effectively on the basis of price.

Customers

Offshore exploration and production is a capital intensive, high-risk industry. Operating and pursuing opportunities in deepwater basins significantly increases the amount of capital required to effectively conduct such operations. As a result, a significant number of the most active participants in this segment of the offshore exploration and production industry are either national oil companies, major oil and gas companies or well-capitalized large independent oil and gas companies. Our current customers are Chevron, Total and Petrobras. We expect that our future customers will be well capitalized companies, including state-owned national oil and gas companies, major integrated oil and gas companies and large independent E&P companies.

Seasonality

In general seasonal factors do not have a significant direct effect on our business as most of our drilling units are contracted for periods of at least 12 months.

Insurance

The contract drilling industry is subject to hazards inherent in the drilling of oil and natural gas wells, including blowouts and well fires, which could cause personal injury, suspend drilling operations, or seriously damage or destroy the equipment involved. Offshore drilling operations are also subject to hazards particular to marine operations including capsizing, grounding, collision and loss or damage from severe weather. While we maintain insurance to protect our drillships in the areas in which we operate, certain political risks and other environmental risks are not fully insurable. We maintain insurance coverage that includes coverage for hull and machinery, marine liabilities, third party liability, workers’ compensation and employer’s liability, general liability, vessel pollution and other coverages.

Our insurance coverage includes deductibles that we must pay or absorb. Our hull and machinery deductible is either $1.5 million or $5 million, depending on the number of occurrences sustained during the program year. The insured amounts for the drillships are determined by management and reevaluated annually. The minimum insured values are determined by the requirements of the Project Facilities Agreement and amount to the greater of 80% of fair market value and 120% of the outstanding loan amount per vessel. Currently, the combined insured values of the Pacific Bora, Pacific Scirocco, Pacific Mistral and Pacific Santa Ana is approximately $3.0 billion. We also maintain loss of hire insurance which becomes effective 45 days after an accident or major equipment failure covered by hull and machinery insurance, resulting in a downtime event and extends for 180 days. We also maintain protection and indemnity (P&I) coverage for an aggregate amount of $750 million with the Gard P&I Club for our drillships operating outside the Gulf of Mexico, and this program renews in February 2012. The deductible for P&I-related claims are $10,000 and $100,000 per event for claims brought before foreign and U.S. jurisdictions, respectively. For drillships operating in the Gulf of Mexico, we are in the process of procuring a primary maritime employers liability and general liability program. We schedule our marine liabilities (other than the P&I with the Gard P&I Club) to an excess liability program for a limit of $300 million and once operations are extended to the Gulf of Mexico, we will attempt to procure higher excess liability limits. In addition, we have procured insurance coverage for onshore general liability, employer’s liability, auto liability and non-owned aircraft liability, with customary deductibles and coverage. These policies renew annually and are scheduled to our Excess Liability program.

Our drilling contracts provide for varying levels of indemnification from our customers and in most cases may require us to indemnify our customers. Under our drilling contracts, liability with respect to personnel and property is customarily assigned on a “knock-for-knock” basis, which means that we and our customers assume liability for our respective personnel and property. However, in certain drilling contracts we assume liability for damage to our customer’s property and other third-party property on the rig resulting from services provided under the contract, subject to negotiated caps per occurrence, and in other contracts we are not indemnified by our customers for damage to their property and, accordingly, could be liable for any such damage under applicable law. In addition, our customers typically indemnify us for damage to our equipment down-hole, and in some cases our subsea equipment, generally based on replacement cost minus some level of depreciation.

Our customers typically assume responsibility for and indemnify us from any loss or liability resulting from pollution or contamination, including clean-up and removal and third-party damages, arising from operations under the contract and originating below the surface of the land or water, including as a result of blow-outs or cratering of the well. In some drilling contracts, however, we may have liability for damages resulting from such pollution or contamination caused by our gross negligence, or, in some cases, ordinary negligence. The above description of our insurance program and the indemnification provisions typically found in our drilling contracts is only a summary as of the date hereof and is general in nature. Our insurance program and the terms of our drilling contracts may change in the future. In addition, the indemnification provisions of our drilling contracts may be subject to differing interpretations, and enforcement of those provisions may be limited by public policy and other considerations.

Our insurance is subject to exclusions and limitations, and our insurance coverage may not adequately protect us against liability from all potential consequences and damages. We believe that our insurance coverage is customary for the industry and adequate for our business. However, there are risks that such insurance will not adequately protect us against or may not be available to cover all of the liability from all of the consequences and hazards we may encounter in our operations.

Hurricane losses in recent years have impacted named windstorm insurance coverage, rates and availability for Gulf of Mexico area exposures. The Project Facilities Agreement requires us to carry named windstorm insurance in the event that two or more of our rigs operate in the Gulf of Mexico or other areas prone to the occurrence of named windstorms. Currently, we only have one rig, the Pacific Santa Ana, contracted to operate in the Gulf of Mexico and are therefore presently not required to carry named windstorm insurance. If we were to be required to obtain named windstorm insurance in the future, our costs for obtaining insurance coverage could significantly increase. Although we have not seen any evidence to suggest that we will not be able to procure sufficient named windstorm insurance as required by the Project Facilities Agreement, there can be no assurance that we will be able to obtain such insurance at all or on commercially reasonable terms.

The loss of the Deepwater Horizon in the U.S. Gulf of Mexico has also indirectly affected the global insurance markets which, as a practice, provide a majority of insurance coverage purchased by the operators of offshore drillships. Most physical damage claims as a result of this loss have reportedly been settled and we have not incurred any problems to date with arranging the procurement of adequate insurance to protect our assets. However, the full scope of the Deepwater Horizon liability claims on the global insurance markets is yet to be fully determined. We have not seen any evidence to suggest that we will not be able to procure sufficient liability insurance within our risk tolerance from the global insurance markets for our global rig operations.

Properties

We maintain our principal executive office in Luxembourg and our operational headquarters in Houston, Texas. We also provide technical, operational and administrative support from our offices in Singapore, Brazil and Nigeria.

Environmental and Other Regulatory Issues

United States

Our operations are subject to stringent and comprehensive international, federal, regional, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Applicable laws in the United States with which we must comply include the federal Oil Pollution Act of 1990 (“OPA”), the federal Outer Continental Shelf Lands Act (“OCSLA”), the Federal Water Pollution Control Act (commonly referred to as the Clean Water Act, “CWA”), the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and the International Convention for the Prevention of Pollution from Ships. As with the industry generally, compliance with current and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain and upgrade equipment, vessels and facilities. These laws and regulations may, among other things, require the acquisition of various permits or other governmental approvals to conduct regulated activities, require the installation of pollution control equipment or otherwise restrict the way we can handle or dispose of wastes, require investigatory and remedial actions to mitigate pollution conditions caused by our operations, and enjoin some or all of our operations deemed in non-compliance with applicable legal requirements. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault.

Numerous governmental agencies, which in the United States include, among others, BOEMRE, the U.S. Coast Guard (“Coast Guard”) and the U.S. Environmental Protection Agency (“EPA”), issue regulations to implement and enforce environmental laws, which often require difficult and costly compliance measures that carry substantial administrative, civil and criminal penalties or may result in injunctive relief for failure to comply. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly compliance or limit contract drilling opportunities could adversely affect our capital expenditures, results of operation or financial position, as well as similarly situated drilling companies in the industry. While we believe that we are in substantial compliance with the current environmental laws and regulations, there is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material.

Following the April 2010 fire and explosion aboard the Deepwater Horizon drilling platform owned by a competitor and subsequent release of oil from the Macondo well in the U.S. Gulf of Mexico, the BOEMRE issued a moratorium on deepwater drilling activities in the U.S. Gulf of Mexico that was finally lifted on

October 12, 2010, and also implemented a series of environmental, technological and safety measures intended to improve offshore safety systems and environmental protection. Implementation of new BOEMRE guidelines or regulations may subject us to increased costs or delay or limit operations by us in the U.S. Gulf of Mexico, which could have a material adverse effect on our results of operations and financial condition. Moreover, there have been proposals by governmental and private constituencies to amend existing laws, regulations, guidance and policy that could affect our operations in the U.S. Gulf of Mexico and could cause us to incur substantial liabilities or expenditures, including increasing inspection requirements, increasing amounts of financial responsibility to conduct operations, and contemplation of an outright ban on drilling. Adoption of such proposals could materially adversely affect operations in the U.S. Gulf of Mexico by raising operating costs, increasing insurance premiums, delaying drilling operations and increasing regulatory costs.

The primary federal law in the United States for oil spill liability is the OPA, which imposes certain duties and liabilities on “responsible parties” related to the prevention of oil spills and damages resulting from such spills in or threatening waters of the United States, including the Outer Continental Shelf and adjoining shorelines. The OPA subjects owners and operators of vessels and offshore oil handling facilities to strict, joint and several liability for all containment and cleanup costs and certain other damages arising from a spill, including, but not limited to, the costs of responding to a release of oil, natural resource damages, and economic damages suffered by persons adversely affected by an oil spill. The OPA liability of a responsible party for an offshore facility is all oil spill response costs, plus economic damages of $75 million, whereas a responsible party for a vessel other than a tank or oil cargo vessel is liable under OPA for all oil spill response costs, plus economic damages that are limited by the greater of $1,000 per gross ton of the vessel or $854,400. However, these limits do not apply if a federal safety, construction or operating regulation was violated. The OPA also requires owners and operators of vessels and offshore oil production facilities to establish and maintain evidence of financial responsibility to cover costs that could be incurred in responding to an oil spill. Under OPA, the responsible party for vessels must maintain an amount of financial responsibility sufficient to satisfy OPA’s limit of vessel liability, whereas companies operating offshore facilities in the Outer Continental Shelf must demonstrate $35 million in financial responsibility, although that amount may be increased by the U.S. Secretary of the Interior up to $150 million in certain situations. The past session of the U.S. Congress considered a variety of amendments to the OPA in response to the recent Deepwater Horizon incident in the U.S. Gulf of Mexico, including an increase in the minimum level of financial responsibility, elimination of liability limitations, and enhancements to safety and spill-response requirements. We cannot predict at this time whether the OPA will be amended in the current session of Congress or what the substance of any such amendment or regulations will be. Any new requirements would likely increase the cost of operations for our offshore activities, which could have an adverse effect on our results of operations. In addition, our administrative costs could also increase due to changes in standard industry practices in anticipation of, or in reaction to, any new offshore regulation.

The CWA and analogous state laws prohibit the discharge of oil, hazardous substances, or other pollutants into U.S. navigable waters or analogous state waters without a permit and impose strict liability in the form of penalties for unauthorized discharges. The regulations implementing the CWA require permits to be obtained by an operator before specified exploration activities occur. Our drilling operations may require authorization (and be subject to corresponding restrictions) to discharge wastewater, drilling fluids, and other substances into the U.S. Gulf of Mexico under the National Pollutant Discharge Elimination System (“NPDES”) permit program . NPDES authorization requires advance notification to governmental authorities, monitoring and recordkeeping practices, and may restrict practices other than discharges to water. For example, NPDES authorization available to many oil and gas exploration facilities in the U.S. Gulf of Mexico under NPDES General Permit GMG290000 also includes requirements applicable to cooling water intake structures. Offshore facilities must also implement plans addressing spill prevention control and countermeasures. In addition, the CWA regulates discharges incidental to the normal operation of vessels in U.S. waters, including discharges of ballast water. Operators of regulated vessels are required to obtain “Vessel General Permits” from the EPA, which include effluent limits, specific corrective actions, inspections and monitoring, recordkeeping and reporting requirements. We shall obtain the necessary Vessel General Permit for all of our vessels to which this regulation shall apply and do not anticipate that compliance with this requirement will have a material adverse effect on our operations.

The OCSLA authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the outer continental shelf. Included among these are regulations that require the preparation of spill contingency plans and establish air quality standards for certain pollutants, including particulate matter, volatile organic compounds, sulfur dioxide, carbon monoxide and nitrogen oxides. Specific design and operational standards may apply to outer continental shelf vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations related to the environment issued pursuant to OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and canceling leases. Such enforcement liabilities can result from either governmental or citizen prosecution.

The CERCLA, also known as the “Superfund” law, and analogous state law imposes liability without regard to fault or the legality of the original conduct on certain classes of persons that are considered to have contributed to the release of a “hazardous substance” into the environment. These persons include the current or past owners or operators of a site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at a particular site. Under CERCLA, such responsible parties may be subject to joint and several liabilities for the cost of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. It is not uncommon for third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We generate and handle wastes and other substances in the ordinary course of our operations that may be classified as hazardous substances.

The United States is one of approximately 169 member countries to the International Maritime Organization (“IMO”), a specialized agency of the United Nations that is responsible for developing measures to improve the safety and security of international shipping and to prevent marine pollution from ships. Among the various international conventions negotiated by the IMO is the International Convention for the Prevention of Pollution from Ships (“MARPOL”). MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex VI to MARPOL sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI also imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and certification requirements. Annex VI came into force in the United States on January 8, 2009. Moreover, on July 1, 2010, amendments to Annex VI to the MARPOL Convention took effect requiring the imposition of progressively stricter limitations on sulfur emissions from ships. As a result, limitations imposed on sulfur emissions will require that fuels of vessels in covered Emission Control Areas (“ECAs”) contain no more than 1% sulfur. In August 2012, the North American ECA will become enforceable. The North American ECA includes areas subject to the exclusive sovereignty of the United States and extends up to 200 nautical miles from the coasts of the United States, which area includes parts of the U.S. Gulf of Mexico. Consequently, beginning on January 1, 2012, fuel used to power ships in the North American ECA may contain no more than 3.5% sulfur. This cap will then decrease progressively until it reaches 0.5% by January 1, 2020. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. We do not anticipate that compliance with MARPOL or Annex VI to MARPOL will have a material adverse effect on our results of operations or financial position.

We may also be affected by or subject to permitting and other requirements under a variety of other environmental laws not discussed above, such as the federal Clean Air Act, Endangered Species Act, and National Environmental Policy Act.

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases” and including carbon dioxide and methane, may be contributing to warming of the Earth’s atmosphere and climatic changes. In response to such studies, a number of foreign countries have adopted greenhouse gas restrictions pursuant to the United Nations Framework Convention on Climate Change, also known as the “Kyoto Protocol,” an internationally applied protocol but one that the United States is not a participating member. The United States has signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and the environment and, based on these findings, the EPA has begun adopting and implementing regulations to restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act. The EPA adopted two sets of rules regulating greenhouse gas emissions under the Clean Air Act, one of which requires a reduction in emissions of greenhouse gases from motor vehicles and the other of which regulates emissions of greenhouse gases from certain large stationary sources, effective January 2, 2011. The EPA’s rules relating to emissions of greenhouse gases from large stationary sources of emissions are currently subject to a number of legal challenges, but the federal courts have thus far declined to issue any injunctions to prevent the EPA from implementing, or requiring state environmental agencies to implement, the rules. The EPA has also adopted rules requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the United States on an annual basis beginning in 2011 for emissions occurring after January 1, 2010, as well as from certain offshore and onshore production areas on an annual basis, beginning in 2012 for emissions occurring in 2011. In addition, the United States Congress has from time to time considered adopting legislation to reduce emissions of greenhouse gases and almost one-half of the states have already taken legal measures to reduce emissions of greenhouse gases primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap and trade programs. The adoption of legislation or regulatory programs to reduce emissions of greenhouse gases could result in increased operations costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or comply with new regulatory or reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, oil and natural gas, which could reduce demand for our services.

Nigeria

Environmental laws that affect our operations under Nigerian jurisdiction include, but are not necessarily limited to, the laws described below. While we believe that we are in substantial compliance with the current environmental laws and regulations, there is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material.

The Petroleum Act is the key Nigerian legislation which governs the oil and gas industry (the “Industry”) in Nigeria. The Act and section 44(3) of the Constitution of the Federal Republic of Nigeria provides that the ownership and control of all petroleum (which includes gas), in, under or upon any lands, including land entered by water, under the territorial waters, the continental shelf and the exclusive economic zone, is vested in the Federal Republic of Nigeria.

We, as an independent drilling contractor, are subject to Petroleum (Drilling and Production) Amendment Regulations 1988 (the “Regulations”) which requires us to be accredited with the Department of Petroleum Resources (the “DPR”). The Guidelines and Application Form for Oil & Gas Industry Service Permit issued by the DPR (the “DPR Guidelines”) require that we are accredited and issued with a permit by the DPR (the “DPR Permit”) in order to carry out the services in the oil and gas industry. We have received and must annually renew the DPR permit in accordance with the DPR Guidelines. In addition to the DPR permit, under the Local Content Act (as defined below), we are required to be registered with the Joint Qualification System (“JQS”). The Nigerian Petroleum Exchange (“NIPEX”) administers the JQS. NIPEX is required to pre-qualify companies and categorize them into its database as a prerequisite for any company intending to offer services in the Industry and forms the basis for an invitation to tender for contracts. Under the Regulations we are also required to obtain a valid license prior to operating a drilling rig (a “Drilling Rig Permit”). A Drilling Rig Permit is granted by the Minister of Petroleum Resources (“Minister”) or any other public officer in the Ministry authorized by the Minister in writing in that regard.

Our operations are also subject to the provisions of the Environmental Guidelines and Standards for the Petroleum Industry of Nigeria (“EGASPIN” or the “Guidelines”). The Guidelines were issued by the Minister to establish a uniform monitoring and control program in relation to discharges arising from oil exploration and development in Nigeria. The EGASPIN regulate and control the quality and quantity of industrial emissions associated with oil drilling operations. The EGASPIN require that the operators obtain the Environmental Permit from the DPR before the drilling operations are commenced. As part of the permitting procedure, the licensees are required to furnish an Environmental Impact Assessment (“EIA”) report. In addition to the EIA report, the application is required to be supported by an Environmental Baseline Study (“EBS”) approved by the DPR, an Offshore Drilling Hazards Assessment (“ODHA”) report and a treatment and disposal program for all effluents from the drilling operations.

The EGASPIN further provides that the operators are required to conduct an EIA for specific activities such as offshore development drilling (for which a seabed survey would be required) construction of onshore and offshore flow lines, flow stations and production stations.

In addition, the EIA Act requires that every operation in respect of which any tier of the Nigerian government has issued a permit, license or approval for the purpose of enabling the project to be carried out in whole or in part, obtains an EIA. In this regard, oil and gas fields’ development is specifically listed in the Schedule to the EIA Act as one of the activities for which an EIA is required. Consequently, any type of project related to oil and gas field development, including offshore drilling, requires an EIA.

The Nigerian Oil and Gas Industry Content Development Act, 2010 (the “Local Content Act”) was enacted to provide for the development, implementation and monitoring of Nigerian content in the oil and gas industry and places particular emphasis on the promotion of Nigerian content among companies bidding for contracts in the oil and gas industry rather than the equity distribution of the relevant companies. In this regard, “Nigerian Content” is defined in the Local Content Act as: “the quantum of composite value added to or created in the Nigerian economy by a systematic development of capacity and capabilities through the deliberate utilization of Nigerian human, material resources and services in the Nigerian oil and gas industry.” The Local Content Act applies to “all matters pertaining to Nigerian Content in respect of all operations or transactions carried out in or connected with the Nigerian Petroleum Industry.” The Local Content Act requires all operators, alliance partners and contractors within the oil and gas industry to comply with the minimum Nigerian Content specified for each particular project item, service or product specification as set out in Schedule A of the Local Content Act (the “Schedule”). The Schedule provides the parameters and minimum level/percentages to be utilized in determining and measuring Nigerian Content in the composite human, material resources and services applied by operators and contractors in any project in the Industry. The most relevant categories under the Schedule for us fall under the headings of “Well and Drilling Services/Petroleum Technology” and “Exploration, Subsurface, Petroleum Engineering and Seismic.” The activities listed therein include: “Producing Drilling Services” and “Drilling Rigs Semi-submersibles/Jack ups/others” which both apply to us. For offshore drilling services within the above referenced categories the minimum required Nigerian Content for the provision of such services provided in the Schedule is stated in terms of “Manhours” (i.e. human resources); and is 85% and 55%, respectively. In the event there is insufficient Nigerian capacity to satisfy the minimum percentages prescribed in the Schedule, the Minister may authorize the continued importation of the relevant item or personnel for a maximum period of three-years from the commencement of the Local Content Act. This implies that the Minister may grant a waiver for up to a maximum of three-years from the commencement of the Local Content Act, i.e. by 2013. Subject to any amendments to the Local Content Act, and/or guidelines issued by the Nigerian Content Monitoring Board (“NCMB”) clarifying certain provisions of the Local Content Act, all entities must comply with the provisions of the Local Content Act.

We are required to submit a proposed Nigerian Content Execution Plan and will provide a Monthly Nigerian Content Report, a document that details the amount of Nigerian content utilized in the performance of the contract.

In addition to the above Nigerian Content requirements, Nigerian subsidiaries of international companies are required to demonstrate that a minimum of 50% of the equipment deployed for execution of works is owned by the Nigerian subsidiary.

The Local Content Act also requires that our Nigerian subsidiary place 100% of its insurance policies with local Nigerian insurers and that local capacity must have been exhausted before any insurance risk is placed with foreign insurers and any offshore placement of insurance must be with prior approval of the National Insurance Commission. The local insurance must be procured via a local Nigerian broker, who has to offer the program to all eligible Nigerian insurers. The Nigerian insurers who agree to underwrite the program will each take a quota share line of the 100% placement. The Nigerian insurance broker having considered the local capacity in relation to the insurance required will, having regard to local content requirements, place a proportion of the insurance in the local market and place the balance with a foreign insurer which may be our own insurance provider. The Nigerian insurers may have retentions, but such retention may vary with each Nigerian insurer. The local Nigerian broker will charge a fee. The Nigerian insurers will charge the same premium as charged under our program plus local fees and taxes.

Brazilian Environmental Regulations

Brazilian environmental law includes international treaties and conventions to which Brazil is a party, as well as federal, state and local laws, regulations and permit requirements related to the protection of health and the environment. Brazilian oil and gas business is subject to extensive regulations by several governmental agencies, including the National Agency for Oil and Gas (“ANP”), the Brazilian Navy and the Brazilian Authority for Environmental Affairs and Renewable Resources (“IBAMA”). Onshore environmental, health and safety conditions which are applicable to our onshore base are controlled by state rather than by federal authorities. Failure to comply may subject us to administrative, criminal and civil liability, with strict liability in administrative and civil cases. While we believe that we are in substantial compliance with the current environmental laws and regulations, there is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material.

Environmental license from IBAMA is a legal requirement for any activity considered hazardous, including offshore drilling. The main piece of legislation concerning environmental licensing at federal level is Law No. 6,938/1981, which deals with the Environmental National Policy and provides for licenses for the installation and operation of oil and gas platforms within the Brazilian territory. Such licenses are usually required from the oil and gas companies, however we, as a drilling contractor, are jointly and severally liable with the oil and gas companies for any environmental damage arising out of drilling activities.

Furthermore, drilling operations are subject to federal regulations of National Council for the Environment (“CONAMA”). Regulation No. 23/94 deals specifically with oil and gas operations.

Pursuant to environmental impact studies which are required from oil and gas companies as part of the licensing process, an Individual Emergency Plan (“IEP”) describing the measures to be taken in case of oil spills must be submitted to the competent authorities, as provided for in Law No. 9,966/2000, which has in fact adopted the provisions found in the International Convention for the Prevention of Pollution from Ships (MARPOL) and the International Convention for Preparedness, Response and Cooperation for Oil Pollution Situations (OPRC). However, Law No. 9,966/00 is much broader, and applies to oil terminals, pipelines and coastal/marine facilities. One of the main issues addressed in Law 9,966/00 is the requirement for a Risk Management and Emergency Plan. All facilities shall adopt and implement an Oil Pollution Risk Assessment, including a comprehensive manual of internal procedures dedicated to the prevention of oil pollution incidents. Law 9,966/00 also requires that an Oil Spill Emergency Plan is adopted and implemented. Such Emergency Plan is subject to formal approval of the relevant environmental agency. IBAMA approves the plans for offshore facilities, while state environmental agencies have authority over onshore activities. In case of areas that concentrate several exploration and production activities, the emergency plans of related facilities will be consolidated by the relevant environmental agency in the so-called Area Emergency Plan.

The Emergency Plan forms a required part of the environmental licensing process. Additionally, Law 9,966/00 requires an independent environmental audit to be performed every two years. In the event of environmental incidents, the Brazilian Navy as well as the IBAMA and the ANP shall be notified immediately. Legal liability for non compliance applies to the oil and gas companies, the ship owner and the charterer as well as the drilling contractor and the crew members. All may be held joint and severally liable. The penalties consist of fines ranging from R$ 7,000.00 to 50,000,000.00. The penalties arising out of Law No. 9,966/00 are in addition to other administrative and criminal penalties and civil liability.

The ANP plays an important role in the environmental regulation of oil and gas activities in Brazil. Although as a drilling contractor we are not directly under the authority of the ANP, our clients, the oil and gas companies are subject to ANP regulations. As a result, we must comply with ANP regulations as well. ANP Regulation No. 43/07 is which sets forth the regulatory framework for safety of operations concerning oil & gas exploration and production activities in the Brazilian territory. ANP Regulation No. 43/07 establishes the System of Management of Operational Safety (“SGSO”) of Oil & Gas Drilling and Production Facilities. Accordingly, our clients will require us to put in place a risk management system as well as an audit program which meets the ANP criteria. ANP is empowered to carry out any inspections at any time.

The oil and gas companies must present to the ATN the Documentation of Operational Safety (“DSO”) for all drilling facilities not later than ninety (90) days prior to the expected date of commencement of operations. The DSO approval from the ANP is required prior to commencement of operations. Any violations of the ANP regulations are subject to the penalties described in ANP Regulation No. 234/03, namely: (i) warning; (ii) fine; (iii) temporary suspension of exploration and production activities; (iv) temporary suspension of the right to take part in ANP bids; (v) interdiction; (vi) seizure; and (vii) termination of the concession contract, as the case may be. Violations of safety regulations subject oil and gas companies to fines prescribed by Law No. 9,847/99 ranging between R$ 5,000.00 to 5,000,000.00. In the event of risk to equipment and facilities as well as to the environment and to human life, operations may be suspended for a period ranging from one (1) to one hundred and eighty (180) months. The termination of the concession contract may take place in the event the situation is not rectified within the deadline set out by the ANP. In such circumstances the oil and gas company prevented from taking part in ANP bids for up to five (5) years, as set forth in ANP Regulation No. 243/03.

Law No. 9,605/98 is the main Brazilian legislation providing for criminal and administrative liabilities for environmental damage. We, as well as our officers, directors and employees may be subject to criminal liability and penalties which include but are not limited to imprisonment, fines of up to R$ 50,000,000.00, suspension of activities, prohibition to enter into any agreement with the Brazilian government (including Petrobras) or to receive any public subsidies or incentives for up to ten (10) years. The administrative penalties contemplated by Law No. 9,605/95 also include seizure of assets, suspension of activities, revocation of licenses, prohibition to enter into any agreement with the Government (including Petrobras) for up to three (3) years and cancellation or suspension of financing arrangements with state-owned banking institutions.

Our Brazilian operations are exposed to administrative and criminal sanctions, including warnings, fines and closure orders for non-compliance with the environmental regulations. Authorities such as IBAMA and ANP routinely inspect our facilities, and may impose fines, restrictions on operations, or other sanctions as provided in the applicable legislation.

Other Jurisdictions

Our operations outside the United States, Nigeria and Brazil are also subject to various foreign laws, regulations or other enforceable requirements including legal requirements relating to the importation of and operation of drilling rigs and equipment, currency conversions and repatriation, oil and natural gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling rigs and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain foreign jurisdictions. While we believe that we are in substantial compliance with the current environmental laws and regulations, there is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material. Moreover, governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and natural gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

Disputes

It is to be expected that we and our subsidiaries are routinely involved in litigation, claims and disputes arising in the ordinary course of our business. We do not believe that ultimate liability, if any, resulting from any such pending litigation will have a material adverse effect on our financial condition or results of operations. As of the date hereof, we are not involved in any such proceedings or disputes.

MANAGEMENT

Senior Management

We rely on the senior management of our principal operating subsidiaries to manage our business. Our senior management team is responsible for the day-to-day management of our operations. Members of our senior management are appointed from time to time by vote of the Board of Directors and hold office until a successor is elected and qualified. The current members of our senior management are:

Name	Age	Position
Christian J. Beckett	43	Chief Executive Officer
Robert F. MacChesney	54	Chief Operating Officer
William J. Restrepo	52	Chief Financial Officer
Cees Van Diemen	58	Senior Vice President of Operations
Kinga E. Doris	42	Vice President, General Counsel and Secretary
Paul T. Reese	41	Vice President, Controller

Christian J. Beckett. Mr. Beckett has served as our Chief Executive Officer since April 2008 and as a member of our Board of Directors since March 11, 2011. Mr. Beckett has 20 years experience in the energy industry. Prior to joining us, he led the Strategic Business Development and Planning group at Transocean Ltd. from 2004 to 2008. Mr. Beckett served at McKinsey & Company, Inc. from 2001 to 2004, where he provided strategic and operating advice to global energy companies and governments, and from 1990 to 2001 at Schlumberger Limited in a series of international management roles with increasing responsibilities. Mr. Beckett holds a Bachelor of Science in Exploration Geophysics from University College London and a Masters of Business Administration from Rice University.

Robert F. MacChesney. Mr. MacChesney has served as our Chief Operations Officer since September 2008. Mr. MacChesney has 31 years experience in the drilling industry. Prior to joining us, he served at Transocean from 2000 to 2008 and at Schlumberger Limited, and offshore drilling subsidiary Sedco Forex Limited, from 1979 to 2000. During his tenure with Transocean Ltd. and Schlumberger Limited, he held a variety of positions in Operations Management and Marketing, including Country Manager in Malaysia, India, Brazil and the United Kingdom, Region Manager in the Middle East and India and Corporate Director, Deepwater Marketing. Mr. MacChesney holds a Bachelor of Science in Engineering from Southampton University in the United Kingdom.

William J. Restrepo. Mr. Restrepo has served as our Chief Financial Officer since February 2011. Mr. Restrepo was the Chief Financial Officer for Smith International, Inc. from October 2009 until the date of its merger with Schlumberger Limited on August 27, 2010. From 2005 to 2009, Mr. Restrepo was the Chief Financial Officer for Seitel, Inc., a leading provider of seismic data for the North American oil and gas industry. From 1985 to 2005, Mr. Restrepo held financial and operational positions at Schlumberger Limited, including Regional General Manager for Continental Europe and for the Arabian Gulf, Corporate Treasurer, and Vice President of Finance for the pressure pumping and directional drilling business units, with international posts in Europe, South America and the Middle East. In September 2008, Mr. Restrepo was appointed to the board of directors of Probe, Inc., a manufacturer of wireline logging equipment and currently serves as the Chairman of its Finance and Audit Committee. Mr. Restrepo holds a Bachelor of Arts in Economics from Cornell University, a Bachelor of Science in Civil Engineering from the University of Miami and a Masters of Business Administration from Cornell University.

Cees Van Diemen. Mr. Van Diemen has served as our Vice President of Operations since February 2009. Mr. Van Diemen has 35 years experience in the mobile offshore drilling industry and extensive experience in deepwater drilling from the early days of 600 feet water depth activity in 1977 to recent operations in 9,200 feet water depth. Prior to joining us, he served at Noble Drilling Corporation, and its predecessor Neddrill, as Vice President & Division Manager Brazil from 2005 to October 2008 and Vice President & Division Manager

Mobiles Europe from 2000 to 2005. Mr. Van Diemen’s career started offshore in the traditional drill positions from Floorman to Offshore Installation Manager, before taking on increasing responsibility in onshore management roles from rig manager in West Africa, the Mediterranean and the North Sea, to district manager in the North Sea and Vice President & Division Manager in Europe and more recently in Brazil. Mr. Van Diemen holds a Bachelor of Science in Automotive Engineering from the University of Apeldoorn in the Netherlands.

Kinga E. Doris. Ms. Doris has served as our Vice President, General Counsel and Secretary since September 2010. Ms. Doris has 15 years of experience advising global energy companies and is a frequent speaker on FCPA and anti-corruption issues. Prior to joining us, she served as Chief Counsel for Pride International Inc. from 2006 to 2010, where she was responsible for legal affairs of the global operations and strategic planning groups. From 1999 to 2006, Ms. Doris served as Associate General Counsel of Core Laboratories N.V. Prior to joining Core Laboratories, Ms. Doris was an attorney in the Houston offices of Akin Gump Strauss Hauer & Feld LLP and LeBoeuf, Lamb, Greene, and MacRae LLP. Ms. Doris holds a Bachelor of Arts and a Juris Doctorate from Texas Tech University.

Paul T. Reese. Mr. Reese has served as our Vice President, Controller since October 2008. Mr. Reese has been a finance professional in the oilfield services and E&P space for over fifteen years. Prior to joining Pacific Drilling, he was Controller for the global Exploration and Development divisions at BHP Billiton Petroleum. From 1995-2007, Mr. Reese served in various financial management roles at Transocean including Finance Director for the North and South America Business Unit, Assistant Vice-President for Audit and Advisory Services, and Finance Manager for the Asia & Australia and South America Regions, with international posts in Asia and Central and South America. Prior to joining Transocean, Mr. Reese was an auditor in the Houston offices of Arthur Andersen LLP. Mr. Reese holds a Bachelor of Arts in Economics and Managerial Studies and a Masters of Accounting from Rice University.

Operations Management

Over the past four years, our Chief Executive Officer and Chief Operating Officer have recruited people with considerable experience within the drilling industry, developing a strong operations management team, including:

•	Vice President-QHSE has 22 years experience including with Royal Philips Electronic N.V., Seismograph Services Limited and Schlumberger Limited.

•	Vice President-Technical Support and Engineering has 21 years experience including with Schlumberger Limited, Transocean Ltd., Technip S.A., PT Apexindo Pratama Duta Tbk and Songa Offshore SE.

•	Director of Operational Support has 30 years experience including with Sedco Forex International Inc., Transocean Ltd. and Songa Offshore SE.

•	Director of North American Operations has 37 years experience including with Reading and Bates Corporation and Transocean Ltd.

•	Six Rig Managers have over 135 years of combined offshore experience including with Reading and Bates Corporation, R&B Falcon Corporation, Transocean Ltd., FDR Holdings Ltd. and Noble Corporation.

Administration Management

Over the past four years, we have actively sought and recruited experienced and knowledgeable personnel, establishing a seasoned administration management team to support our administrative functions, including:

•	Vice President-Treasurer has 27 years of experience, including with Neddrill Holding B.V., Noble Corporation, Newpark Resources, Inc. and Global Industries, Ltd.

•	Vice President-HR has 17 years experience including with Primary Services L.P., Veritas CGG Inc., Invensys PLC and TGS-NOPEC Geophysical Company L.P.

•

Vice President-IT has 25 years of experience including with Universal Computer Systems, Inc., Weatherford International, Ltd., Halliburton (Landmark Graphics), Cable and Wireless a-Services, Amegy Bank NA and Gulfmark Offshore, Inc.

•	Vice President-Commercial and Strategy has 12 years of experience including with Petroleos de Venezuela S.A. and McKinsey & Company, Inc.

Board of Directors

In accordance with Luxembourg law, our Board of Directors is responsible for administering our affairs and for ensuring that our operations are organized in a satisfactory manner.

Our Articles provide that our Board of Directors shall have no fewer than three members and no more than nine members. The minimum and maximum number of directors that may sit on our Board of Directors may be changed by an amendment of the Articles approved by resolution passed at an extraordinary general meeting of our shareholders. Pursuant to the Articles, the directors will be elected by a general meeting of the shareholders. Resolutions adopted at a general meeting of shareholders determine the number of directors comprising our Board of Directors, the remuneration of the members of our Board of Directors and the term of each director’s mandate. Directors may not be appointed for a term of more than six years but are eligible for re-election at the end of their term. Directors may be removed at any time, with or without cause, by a resolution adopted at a general meeting of shareholders. If the office of a director becomes vacant, the other members of our Board of Directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

The current members of our Board of Directors are as follows:

Name	Age	Title
Ron Moskovitz	48	Chairman
Christian J. Beckett	43	Executive Director, Chief Executive Officer
Laurence N. Charney	64	Director
Jeremy Asher	53	Director
Paul Wolff	64	Director
Cyril Ducau	33	Director
Sarit Sagiv	43	Director

Ron Moskovitz. Mr. Moskovitz was appointed as a director of the Company in 2011. Mr. Moskovitz is the Chief Executive Officer of Quantum Pacific Advisory Limited, a member of the Quantum Pacific Group, and serves as a board member of Israel Corp., Israel’s largest holding company with its core holdings focused on industries that meet basic human, industrial and economic needs (e.g., fertilizers and specialty chemicals, energy, shipping and transportation), and TowerJazz Semiconductor Ltd., a pure-play independent specialty foundry dedicated to the manufacture of semiconductors, each of which may be considered as affiliates of the Idan Ofer family. From July 2002 until November 2007, Mr. Moskovitz served as Senior Vice President and Chief Financial Officer of Amdocs Limited. From 1998 until July 2002, he served as Vice President of Finance at Amdocs, and between 1994 and 1998 he held various senior financial positions at Tower Semiconductor Ltd. Mr. Moskovitz is a CPA in Israel and holds a BA in Accounting and Economics from Haifa University and an MBA from Tel Aviv University.

Laurence N. Charney. Mr. Charney was appointed as a director of the Company in 2011. Mr. Charney retired from Ernst & Young in June 2007, where, over the course of his more than 35-year career, he served as Partner, Practice Leader and Senior Advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, real estate, high-tech/software, media/entertainment, and non-profit sectors. His most recent affiliations have included board tenures with Marvel Entertainment, Inc., Pure BioFuels, Inc., Mrs. Fields Original Cookies and UJA Federation of New York. He was recently appointed to the board of Iconix Brand Group, Inc. Mr. Charney is a graduate of Hofstra University with a Bachelors Degree in Business Administration (Accounting), and he also completed an Executive Masters program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and New York Society of Certified Public Accountants.

Jeremy Asher. Mr. Asher was appointed as a director of the Company in 2011. Mr. Asher is currently Chairman of Agile Energy Limited, a privately held energy investment company; a director of Tower Resources plc, an oil & gas exploration company; a director of Better Place BV, a company promoting and enabling the mass deployment of electric cars; and an advisor to Oil Refineries Limited, an independent refiner and petrochemicals producer. Until 2010, he also served as a director of Gulf Keystone Petroleum Ltd., another oil and gas exploration company; and until 2008 he served as a director of Process Systems Enterprise Limited, a developer of process simulation software. Between 2001 and the present, Mr. Asher has also served as a director and financial investor in various other enterprises. From 1998 until 2001, Mr. Asher served as the Chief Executive Officer of PA Consulting Group, where he oversaw PA’s globalization and growth from 2,500 to nearly 4,000 employees, and negotiated and managed the integration of PA’s acquisition of Hagler Bailly, Inc. Between 1990 and 1997 he acquired, developed and sold the 275,000 bbl/d Beta oil refinery at Wilhelmshaven in Germany. Prior to that, in the late 1980’s, Mr. Asher ran the global oil products trading business of what is now Glencore AG and, prior to that, spent several years as a consultant at what is now Oliver Wyman. Mr. Asher is a graduate of the London School of Economics and holds an MBA from Harvard Business School. He is also a member of the London Business School’s Global Advisory Council and serves as a member of the Engineering Advisory Board of Imperial Innovations plc, the commercial arm of Imperial College.

Paul Wolff. Mr. Wolff was appointed as a director of the Company in 2011. Since 2006, Mr. Wolff has served as an independent director and private investor in different financial and industrial companies. From 1971 to 2006, he worked in the banking sector in which he held various responsibilities in corporate and private banking. He served as a Managing Director of Mees Pierson, headed the Trust Business and was Head of Private Banking and Asset Management. Mr. Wolff has a degree in Commercial Engineering from University of Louvain, a Masters of Business Administration from INSEAD Fountainebleau, and Advanced Management Program from Harvard.

Cyril Ducau. Mr. Ducau was appointed as a director of the Company in 2011. Mr. Ducau is Head of Business Development of Quantum Pacific Advisory Limited, part of the Quantum Pacific Group, a position he has held since June 2008. Prior to joining Quantum Pacific Advisory Limited, Mr. Ducau was Vice President in the investment banking division of Morgan Stanley & Co. International Ltd. in London and during his tenure there from 2000 to 2008, he held various positions in the Capital Markets, Leveraged Finance and Mergers and Acquisitions teams and worked on the execution of more than 50 financial transactions for European corporations. Prior to that, Mr. Ducau gained experience in consultancy working for Arthur D. Little in Munich and investment management with Credit Agricole UI Private Equity in Paris. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a MSc in business administration and a Diplom Kaufmann.

Sarit Sagiv. Ms. Sagiv was appointed as a director of the Company in 2011. Ms. Sagiv recently joined Quantum Pacific Advisory Limited, part of the Quantum Pacific Group. Prior to joining Quantum Pacific Group, from September 2007 until September 2010, Ms. Sagiv served as Vice President Finance of Amdocs Limited, and from December 2006 until September 2007, she served as Finance Director of a business division of Amdocs Limited. Ms. Sagiv also held senior financial positions in public global high-tech companies including Chief Financial Officer of Orad Hi-Tec Systems Ltd., and Chief Financial Officer of Cimatron Ltd. She also served as Corporate Controller of Makhteshim-Agan Industries Ltd. Ms. Sagiv holds a Bachelor in Accounting and Economics, a Masters in Business Administration from Tel Aviv University and a MA degree in law from Bar Ilan University. She is also a Certified Public Accountant in Israel.

Committees of the Board of Directors

Our Board of Directors has an Audit Committee and a Compensation Committee, and may have such other committees as the Board of Directors shall determine from time to time. Each of the standing committees of our Board of Directors has the composition and responsibilities described below.

Audit Committee

The members of our Audit Committee are Messrs. Asher, Charney and Wolff, each of whom our Board of Directors has determined is financially literate. Mr. Charney is the Chairman of the Audit Committee. Our Board of Directors has determined that each of the members of our Audit Committee is “independent” under the standards of the NYSE and SEC regulations. In addition, our Board of Directors has determined that Mr. Charney is the Audit Committee financial expert.

The Audit Committee’s primary responsibilities are to assist the Board of Directors’ oversight of: our accounting practices; the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, selection, independence and performance of our registered public accounting firm (the “independent auditor”); and the internal audit function. We have adopted an Audit Committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE or market standards.

Compensation Committee

The members of our Compensation Committee are Messrs. Asher and Moskovitz. Mr. Asher is the Chairman of our Compensation Committee. The purpose of this committee is to oversee the discharge of the responsibilities of our Board of Directors relating to compensation of our executive officers. Our Compensation Committee also administers our incentive compensation and benefit plans. We have adopted a Compensation Committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE or market standards.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has been at any time an employee of ours. None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our Board of Directors or Compensation Committee. No member of our Board of Directors is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a Code of Business Conduct and Ethics applicable to our employees, directors and officers that meets the standards of the NYSE.

Corporate Governance Guidelines

Our Board of Directors has adopted Corporate Governance Guidelines in accordance with the corporate governance rules of the NYSE.

Financial Code of Ethics

Our Board of Directors has adopted a Financial Code of Ethics for our Chief Executive Officer, Chief Financial Officer, Controller and other senior financial officers. Any changes to, or waiver from, the Financial Code of Ethics will be made only by the Board of Directors, or a committee thereof, and appropriate disclosure will be made promptly in accordance with the rules and regulations of the SEC and the NYSE.

Compensation

Senior Management

Members of our senior management receive compensation for the services they provide. The aggregate cash compensation paid to all members of senior management as a group was approximately $2.3 million for the fiscal year ended December 31, 2010. The aggregate cash compensation of our senior management for 2010 may not be comparable to future periods as it only includes compensation for Ms. Doris from her hire date on September 13, 2010 through December 31, 2010 and includes no compensation paid to Mr. Restrepo, who was hired in February 2011. In addition, during 2010, under the Pacific Drilling Limited 2009 Omnibus Stock Incentive Plan (the “2009 Plan,” as described in more detail under “—Equity Compensation Plans” below), our Predecessor granted an aggregate of 8,144 options to purchase its common shares to members of our senior management team (other than Mr. Restrepo, who was not employed by us in 2010) at an exercise price of $800 per share, with an expiration date of December 21, 2020. In March 2011, these outstanding 2010 grants to senior management were substituted for an aggregate of 676,812 options to purchase our common shares under the newly adopted Pacific Drilling S.A. 2011 Omnibus Incentive Plan (the “2011 Plan”) at an exercise price of $10.00 per share (see “—Equity Compensation Plans”) and an expiration date of March 31, 2021.

The cash compensation for each member of senior management is principally comprised of base salary and bonus. The compensation that we pay to our senior management is evaluated on an annual basis considering the following primary factors: individual performance during the prior year, market rates and movements, and the individual’s anticipated contribution to us and our growth. Members of our senior management team are also eligible to participate in our retirement savings plans, described below under “Benefit Plans and Programs”. In addition, members of our senior management are eligible to participate in welfare benefit programs made available to our U.S. workforce generally, including medical, dental, life insurance and disability benefits. We believe that the compensation awarded to our senior management is consistent with that of our peers and similarly situated companies in the industry in which we operate.

Directors

Since their appointment to the Board in 2011, we have paid an aggregate of approximately $38,000 in directors’ fees to the independent members of the Board of Directors. In addition, Messrs. Asher, Charney, and Wolff each received an award of 4,000 restricted stock units under our equity compensation plan. We have also paid an aggregate of approximately $31,000 in directors’ fees to the non-independent members of the Board of Directors affiliated with Quantum Pacific Group. We pay these directors’ fees directly to Quantum Pacific Group. Members of our Board of Directors who are also our employees or employees of our subsidiaries do not receive any additional compensation for their service on our Board of Directors. We believe that our director fee structure is customary and reasonable for companies of our kind and consistent with that of our peers and similarly situated companies in the industry in which we operate. These fees may be increased from time to time by a resolution of the general meeting of shareholders.

Equity Compensation Plans

Our Predecessor adopted the Pacific Drilling Limited 2009 Omnibus Stock Incentive Plan in 2009. The 2009 Plan provided for the granting of stock options, stock appreciation rights, restricted shares, restricted share units and other equity-based or equity-related awards to directors, officers, employees and consultants. The Compensation Committee of the Board of Directors of our Predecessor approved participants and, subject to the terms and conditions of the 2009 Plan, determined the terms and conditions of awards under the 2009 Plan.

On March 31, 2011, we concurrently (i) adopted the 2011 Plan, (ii) terminated the 2009 Plan and (iii) substituted all outstanding awards (the “Substitution”) under the 2009 Plan with new awards of options to purchase common shares under the 2011 Plan, which is described below. The Substitution took into account the fair market value of the common shares at the time of the Substitution. No new awards will be granted under the 2009 Plan.

The 2011 Plan is similar to the 2009 Plan and provides for the granting of stock options, stock appreciation rights, restricted shares, restricted share units and other equity-based or equity-related awards to directors, officers, employees and consultants. Subject to adjustment as provided in the 2011 Plan, the aggregate number of shares that may be delivered pursuant to awards granted under the 2011 Plan is 7,200,000. The Compensation Committee of our Board of Directors approves participants and, subject to the terms and conditions of the 2011 Plan, determines the terms and conditions of awards under the 2011 Plan.

On March 31, 2011, we granted new stock options under the 2011 Plan to members of our senior management and other key employees. Under the 2011 Plan, a total of 2,801,311 options have been granted through the Substitution and new grants, of which 1,998,660 were granted to members of senior management. The exercise price of the new stock options and those granted in the Substitution was $10.00 per share, the purchase price under the 2011 Private Placement. The grants expire on March 31, 2021.

Approximately 4.8% of our share capital prior to the 2011 Private Placement, on a fully diluted basis, was reserved for issuance pursuant to awards to be granted under the 2011 Plan, including the options to be granted in substitution for the options previously granted under the 2009 Plan. Approximately 1.9% of our share capital (representing substituted awards as well as new awards) was granted on or about the time of the completion of the 2011 Private Placement to officers and other key employees under the 2011 Plan in the form of options to purchase common shares at an exercise price equal to the fair market value of the common shares at the time such awards were granted.

We also have granted awards of 12,000 restricted stock units under the 2011 Plan to certain members of our Board of Directors in November 2011. These restricted stock units will be settled in shares of our stock and will vest over a period of four years.

Benefit Plans and Programs

Pacific Drilling sponsors a defined contribution retirement plan covering substantially all U.S. employees (the “U.S. Savings Plan”) and an international savings plan (the “International Savings Plan”). During 2010, 2009 and 2008, our total employer contributions to both plans amounted to $0.5 million, $0.1 million and $0.0, respectively.

Under the U.S. Savings Plan, the Company matches 100% of employee contributions (limited to $16,500 or, for employees age 50 or over, $22,000) up to 6% of eligible compensation per participant.

Under the International Savings Plan, we contribute 6% of base income (limited to $15,000 per participant).

We have established an annual Bonus Plan for key employees whose decisions, activities and performance have a significant impact on business results. Target bonus levels are determined on an individual basis and take into account individual performance, competitive pay practices and external market conditions. Achievement of bonus payment is based on the achievement of the company financial target and individual goals.

Employees

As of June 30, 2011, we and our subsidiaries had a total of 461 employees and 242 subcontractors. These employees consisted of:

•	84 employees and subcontractors in construction management;

•	522 employees and subcontractors in engineering and operations; and

•	97 employees and subcontractors in finance, strategy and business development, sales and marketing and other administrative functions.

As of June 30, 2011, approximately 89 of our employees and subcontractors were located in the United States, 593 were located in Korea and 17 were located in Nigeria. The remainder of our employees and subcontractors were in various other locations around the world.

As of December 31, 2010, we and our subsidiaries had a total of 276 employees and 160 subcontractors. These employees consisted of:

•	88 employees and subcontractors in construction management;

•	279 employees and subcontractors in engineering and operations; and

•	69 employees and subcontractors in finance, strategy and business development, sales and marketing and other administrative functions.

As of December 31, 2010, approximately 75 of our employees and subcontractors were located in the United States and 357 were located in Korea. The remainder of our employees and subcontractors were in various other locations around the world.

As of December 31, 2009, we and our subsidiaries had a total of 29 employees and 57 subcontractors. These employees consisted of:

•	57 employees and subcontractors in construction management;

•	7 employees and subcontractors in engineering and operations; and

•	22 employees and subcontractors in finance, strategy and business development, sales and marketing and other administrative functions.

As of December 31, 2009, 63 of our employees and subcontractors were located in Korea, 17 in the United States, 1 was located in Brazil and 5 were located in Singapore. The remainder of our employees and subcontractors were in various other locations around the world.

As of December 31, 2008, we and our subsidiaries had a total of 5 employees and 2 subcontractors. These employees consisted of:

•	2 employees and subcontractors in engineering and operations; and

•	5 employees and subcontractors in finance, strategy and business development, sales and marketing and other administrative functions.

As of December 31, 2008, 5 of our employees and subcontractors were located in the United States and 2 were located in Singapore.

In 2008, the Controlling Shareholder decided to expand our activities to include operation and marketing of ultra-deepwater drilling services, including four wholly-owned vessels outside of TPDI. A principal activity during this time was establishing our executive leadership team. We also assumed the core of the original construction management team responsible for the TPDI vessels and supplemented it with additional resources to oversee the construction of the four wholly-owned vessels.

During 2009, we expanded management and personnel in operations, finance, human resources, information technology and other corporate departments needed to market the vessels and conduct operations.

During 2010, we continued to expand management and personnel in operations, finance, human resources, information technology and other corporate departments needed to market the vessels and conduct operations, as well as recruited and trained staff, including rig personnel, for the Pacific Bora.

During 2011 we substantially completed the manning of the Pacific Bora and the Pacific Scirocco crews and continued manning of the Pacific Mistral and the Pacific Santa Ana.

We will need to hire additional vessel-based employees in connection with the commencement of operations of the Pacific Mistral and the Pacific Santa Ana.

We believe that our relations with employees are good. None of our employees are currently represented by a union or covered by a collective bargaining agreement.

Corporate Governance

Our Board of Directors is empowered to take any action necessary or desirable in view of carrying out our corporate objective, except for the powers specifically allocated to the general meeting of shareholders by law and/or by the Articles.

The Articles provide that our day-to-day management and the power to represent us in such matters may be delegated to one or more directors, officers or other agents. The day-to-day management has been delegated to our Chief Executive Officer, Christian J. Beckett, and Ron Moskovitz, the Chairman of our Board of Directors, each of whom are authorized to represent us individually in this regard. However, certain matters may not be delegated by our Board of Directors, including approval of our accounts, approval of our annual budget, approval of our policies and approval of recommendations made by any committee of our Board of Directors.

The Articles further provide that we are bound towards third parties in all matters by the joint signature of a majority of our Board of Directors. In addition, we are also bound towards third parties by the joint or single signature of any person to whom special signatory powers have been delegated pursuant to the Articles.

All decisions to be taken by our Board of Directors are subject to a quorum and vote of a majority of the directors. A Chairman of the Board is elected from the members of the Board. The Chairman has a casting vote in the event of a tie vote. Our Chairman of the Board is Ron Moskovitz, who was appointed for a one year period that ends on March 12, 2012.

The Board must make all decisions in our best interests and each director must notify the Board of any possible conflicts between his/her personal interests and ours. A director must refrain from participating in any deliberation or decision involving such a conflict. A special report on the relevant conflict of interest transaction will be submitted to the shareholders at the next general meeting before any vote on the matter.

FCPA Policy

We have a thorough policy regarding compliance with the FCPA that is disseminated to all employees, directors, contractors, and agents. The policy details the FCPA anti-bribery provisions, the FCPA record-keeping provisions, FCPA compliance, sanctions under the FCPA, permissible payments, payments for routine governmental action, promotional or marketing expenses, and the appointment of agents. In order to achieve compliance with this policy, we have established an anti-bribery compliance program. The program consists of an employee education program, compliance reporting mechanisms, annual employee certifications, disciplinary policies, third party due diligence procedures and contractual protections, regular internal audits, and discretionary reviews.

Share Ownership

The common shares and any outstanding options to purchase common shares beneficially owned by our directors and executive officers and/or entities affiliated with these individuals are disclosed in the section entitled “Principal Shareholders.”

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common shares as of November 4, 2011 and after giving effect to this offering, by:

•	each of our executive officers;

•	each of our directors;

•	all of our executive officers, directors as a group; and

•	each holder known to us to beneficially own more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after November 4, 2011, including through the exercise of any option, warrant or other right or the conversion any security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Upon completion of this offering, we will have one class of common shares outstanding. Each outstanding common share will entitle the holder thereof to one vote. As of October 26, 2011, approximately 8.9% of our common shares, or 18,681,147 common shares, were held in the United States by approximately 21 holders of record.

	Common Shares Beneficially Held Prior to the Offering			Common Shares Beneficially Held Following the Offering			Common Shares Beneficially Held if the Over-Allotment Option is Exercised in Full
Identity of Person or Group	Number of Shares	Percentage		Number of Shares	Percentage		Number of Shares	Percentage
Officers and Directors:
Christian J. Beckett	*	*		*	*		*	*
Robert F. MacChesney	*	*		*	*		*	*
William J. Restrepo	*	*		*	*		*	*
Cees Van Diemen	*	*		*	*		*	*
Kinga E. Doris	*	*		*	*		*	*
Paul T. Reese	*	*		*	*		*	*
Ron Moskovitz	—	—		—	—		—	—
Laurence N. Charney	—	—		—	—		—	—
Jeremy Asher	—	—		—	—		—	—
Paul Wolff	—	—		—	—		—	—
Cyril Ducau	—	—		—	—		—	—
Sarit Sagiv	—	—		—	—		—	—

All officers and directors as a group(1)	435,827	*	%	435,827	*	%	435,827	*	%

5% Beneficial Owners:
Quantum Pacific (Gibraltar) Limited(2)	150,000,000	71.4%		150,000,000	69.4%		150,000,000	69.2%

*	Owns less than 1%.
(1)	Includes 335,827 common shares issuable upon exercise of options held by our senior management that are exercisable within 60 days of the date of this prospectus.
(2)	Quantum Pacific (Gibraltar) Limited is a Gibraltar company and wholly owned subsidiary of Quantum Pacific International Limited, the indirect ultimate owner of which is a trust in which Idan Ofer and certain members of his family are the primary beneficiaries. The address of Quantum Pacific (Gibraltar) Limited is 57/63 Line Wall Road, Gibraltar.

Three of our directors are affiliated with Quantum Pacific Group. Mr. Moskovitz is the Chief Executive Officer of Quantum Pacific Advisory Limited, an affiliate of the Quantum Pacific Group, and serves as a board member in Israel Corp. and TowerJazz, companies that may be considered as affiliates of the Idan Ofer family. Mr. Ducau and Ms. Sagiv are management members and hold senior positions in Quantum Pacific Advisory Limited.

Prior to our issuance of 60,000,000 common shares to private investors in the 2011 Private Placement, Quantum Pacific Group owned 100% of our common shares. Immediately after completion of the 2011 Private Placement, Quantum Pacific Group owned approximately 71.4% of our common shares.

RELATED PARTY TRANSACTIONS

Prior to the Restructuring, we received cumulative fundings of approximately $1.8 billion in the form of a related party loan from Winter Finance, a subsidiary of the Quantum Pacific Group, none of which is currently outstanding. During and prior to 2008, the related-party loan had no set date for payment and did not accrue interest. On July 12, 2008, our Predecessor’s parent company at the time was assigned $150 million of the related-party loan from Winter Finance. On July 31, 2008, this related-party loan was contributed by the parent company as additional consideration for the existing shares held by the parent company as sole shareholder of our Predecessor at the time. Effective January 1, 2009, Winter Finance and our Predecessor executed an intercompany revolving loan agreement with a maximum commitment not to exceed $1 billion in principal borrowings (the “Intercompany Loan Agreement”), and at such time all outstanding amounts borrowed from Winter Finance were converted into outstanding borrowings under the Intercompany Loan Agreement bearing interest at 6% per annum. Effective May 1, 2010, Winter Finance and our Predecessor amended the Intercompany Loan Agreement to increase the maximum amount of borrowings to $1.5 billion. In November 2010, we repaid $69.4 million of the outstanding balance on the related-party loans. On November 29, 2010, Winter Finance assigned $655 million of the loan receivable under the Intercompany Loan Agreement to Quantum Pacific International Limited, its parent and the sole parent of our Predecessor at such time. The $655.0 million receivable was then contributed by Quantum Pacific International Limited to our Predecessor, as an additional capital contribution for the common shares held by it as sole shareholder of our Predecessor. On December 31, 2010, Winter Finance assigned all then-outstanding principal and accrued interest under the Intercompany Loan Agreement, in the amount of approximately $892.6 million, to Quantum Pacific International Limited. The approximately $892.6 million receivable was then cancelled by Quantum Pacific International Limited in exchange for the issuance of 1,115,761 common shares in our Predecessor. From January 1, 2011 to March 23, 2011, the company received additional funds of $142.2 million under the Intercompany Loan Agreement. On March 23, 2011, Winter Finance assigned the receivable for all outstanding principal and accrued interest under the Intercompany Loan Agreement, in the amount of approximately $142.8 million, to Quantum Pacific International Limited. The $142.8 million receivable was then contributed by Quantum Pacific International Limited, as an additional capital contribution for the common shares held by it as sole shareholder of our Predecessor. The Intercompany Loan Agreement was terminated following such conversion and there is currently no intercompany loans between us and Winter Finance. During 2010 and 2009, we capitalized interest expense of $60.1 million and $39.0 million, respectively, on the related-party loan as a cost of property and equipment. During the six months ended June 30, 2011 and 2010, we capitalized interest expense of $0.6 million and $27.4 million, respectively, on the related-party loan as a cost of property and equipment. We do not expect related-party loans to be a source of funding our operations and working capital needs going forward.

During 2009, 2008, and 2007, we entered into promissory note agreements with TPDI and Transocean to fund TPDI. The promissory notes accrued interest at LIBOR plus 2% per annum. As of December 31, 2010 and 2009, the note receivables balances outstanding was $139.9 million. During 2010, 2009 and 2008, we recorded interest income on the promissory notes of $2.0 million, $2.1 million and $7.8 million. As of December 31, 2010 and 2009, the accrued interest receivable on these promissory notes was $5.5 million and $3.5 million, respectively. As of June 30, 2011, promissory notes to the Joint Venture and the accrued interest receivable on these promissory notes were $0 million due to the TPDI Transfer. During the six months ended June 30, 2011 and 2010, the Predecessor recorded related-party interest income from the Joint Venture of $0.5 million and $1.0 million on the promissory notes, respectively. For more information on the promissory note agreements, see our audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

We executed a noncancelable operating lease in September 2009 for office space in Singapore for a period of 28 months with Tanker Pacific, which may be considered an affiliated company. During 2010, 2009 and 2008, rent expense under this lease was $0.3 million, $0.2 million and $0.0, respectively. During the six months ended June 30, 2011 and 2010, rent expense under this lease was $0.1 million and $0.2 million, respectively. We also had an agreement with Tanker Pacific for the use of the services of certain Tanker Pacific employees on an ad hoc basis. During 2010, 2009 and 2008, expenses for the services of Tanker Pacific employees used by us under this arrangement were $0.5 million, $1.1 million and $0.3 million, respectively. During the six months ended June 30, 2011 and 2010, expenses for the services of Tanker Pacific employees used by the Company under this arrangement were $0.1 million and $0.3 million, respectively.

On March 30, 2011, we transferred our equity interest in TPDI, including promissory notes, to a subsidiary of the Quantum Pacific Group. We did not receive any consideration for the transfer. In connection with the TPDI Transfer, we entered into a management agreement pursuant to which we provide day-to-day oversight and management services with respect to the Quantum Pacific Group’s equity interest in TPDI for a fee of $4,000 per drillship per day, or $8,000 per day. Unless terminated earlier in accordance with its terms, the management agreement will remain in full force and effect in perpetuity. The management agreement may be terminated by the Quantum Pacific Group if (i) we commit any breach of our material obligations under the management agreement, (ii) TPDI is dissolved or (iii) the Quantum Pacific Group sells, transfers or otherwise disposes of all of its interest in TPDI. The management agreement may be terminated by us if (i) the Quantum Pacific Group fails to pay amounts due to us or (ii) the Quantum Pacific Group commits any breach of its material obligations under the management agreement. During the six months ended June 30, 2011 and 2010, management fee income of $0.7 million and $0, respectively, was recorded in other income (expense) within our consolidated statements of operations.

The joint venture agreements relating to TPDI provide Quantum Pacific Group with a put option that allows it to exchange its 50% interest in TPDI for shares of Transocean Ltd. or cash at a purchase price based on an appraisal of the fair value of the two vessels owned by TPDI, subject to various customary adjustments. In conjunction with the TPDI Transfer and a related amendment to the Project Facilities Agreement, a subsidiary of the Quantum Pacific Group guaranteed to the lenders that any proceeds from the exercise of the put option relating to the equity interest in TPDI will be used to prepay or secure the Amended Project Facilities Agreement. In consideration for this guarantee, we agreed to pay the Quantum Pacific Group a fee of 0.25% per annum on the outstanding borrowings on the Project Facilities Agreement. During the six months ended June 30, 2011 and 2010, guarantee fees of $0.5 million and $0, respectively, were recorded to property and equipment as capitalized interest costs.

We have marketing and logistic services agreements with Derotech, a Company which may be considered an affiliate. During 2010, 2009 and 2008, we incurred fees of $0.2 million, $0 and $0, respectively, under the marketing and logistic services agreements. During the six months ended June 30, 2011 and 2010, we incurred fees of $0.7 million and $0 under the marketing and logistic services agreements, respectively.

In connection with the SBLC facility and TI Bond for the Pacific Bora, we have entered into a guarantee agreement with a subsidiary of the Quantum Pacific Group, pursuant to which the Quantum Pacific Group will guarantee our obligations under the SBLC facility. We expect to replace the guarantee agreement with Quantum Pacific Group with a guaranty by the Company upon the completion of this offering.

In connection with the Pacific Santa Ana and Pacific Bora contracts with Chevron, the Quantum Pacific Group has guaranteed, subject to certain excuses from guarantee, prompt and proper performance by us of all obligations under the drilling contract. The Quantum Pacific Group guarantee to Chevron includes any payments due to Chevron, indemnification with respect to certain intellectual property, satisfaction of any patent infringement judgment and a provision to substitute a drilling unit if one is available on substantially similar terms and the Pacific Santa Ana or Pacific Bora is rendered unavailable.

In connection with this offering, we intend to enter into a registration rights agreement with regard to the 150,000,000 common shares currently owned by our controlling shareholder and affiliate, Quantum Pacific Group, as well as any shares that Quantum Pacific Group purchases in the future. Please see “Shares Eligible for Future Sale—Registration Rights Agreement.”

DESCRIPTION OF SHARE CAPITAL

The following is a summary of our share capital and the rights of the holders of our common shares that are material to an investment in the common shares offered by this prospectus. These rights are set forth in our Articles or are provided by applicable Luxembourg law, and these rights may differ from those typically provided to shareholders of U.S. companies under the corporation laws of the various states of the United States. This summary does not contain all information that may be important to you. For more complete information, you should read our Amended and Restated Articles of Association, which will be adopted prior to the completion of this offering and are attached as an exhibit to the registration statement filed by us on Form F-1 (of which this prospectus forms a part). For information on how to obtain a copy of our Articles, please read “Where You Can Find More Information.”

Our share capital is comprised of common shares. As of the date of this prospectus, an aggregate of 210,000,000 common shares, accounting par value $0.01 and without nominal value, were issued and outstanding. Each of our common shares entitles its holder to one vote at any general meeting of shareholders.

To our knowledge, as of the date of this prospectus, there are no shareholders’ arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of us in favor of a third person other than the current controlling shareholder, an entity controlled by the Quantum Pacific Group.

Our common shares are governed by Luxembourg law and our Articles. More information concerning shareholders’ rights can be found in the Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time, and our Articles.

General

We are a Luxembourg société anonyme (a joint stock corporation). Our legal name is “Pacific Drilling S.A.” We were incorporated on March 11, 2011.

Pacific Drilling S.A. is registered with the Luxembourg Registry of Trade and Companies under the number B159658. Our registered office is located at 16 Avenue Pasteur, L-2310 Luxembourg, Grand Duchy of Luxembourg.

Our corporate object, as stated in Article 3 (Corporate object) of our Articles, is the following: The Company’s object is the acquisition of participations, in Luxembourg or abroad, in any company or enterprise in any form whatsoever, and the management of those participations. The Company may in particular acquire, by subscription, purchase and exchange or in any other manner, any stock, shares and other participation securities, bonds, debentures, certificates of deposit and other debt instruments and, more generally, any securities and financial instruments issued by any public or private entity. It may participate in the creation, development, management and control of any company or enterprise. Further, it may invest in the acquisition and management of a portfolio of patents or other intellectual property rights of any nature or origin.

Under our Articles, we may borrow in any form. We may issue notes, bonds and any kind of debt and equity securities. We may lend funds, including, without limitation, the proceeds of any borrowings, to our subsidiaries, affiliated companies and any other companies. We may also give guarantees and pledge, transfer, encumber or otherwise create and grant security over some or all of our assets to guarantee our own obligations and those of any other company, and, generally, for our own benefit and that of any other company or person. We may not, however, carry out any regulated financial sector activities without having obtained the requisite authorization.

We may use techniques, legal means and instruments to manage our investment efficiently and to protect ourselves against credit risks, currency exchange exposure, interest rate risks and other risks.

We may carry out any commercial, financial or industrial operation and any transaction with respect to real estate or movable property, which directly or indirectly, favors or relates to our corporate object.

Share Capital

As of November 4, 2011, our issued share capital amounts to $2,100,000, represented by 210,000,000 common shares, par value $0.01 and without nominal value. We are authorized to issue $50,000,000 of share capital (such amount including the currently issued share capital of $2,100,000) and are authorized to issue up to 5,000,000,000 common shares, having an accounting par value of $0.01 and without nominal value (such number of shares including the 210,000,000 shares already issued), out of such authorized share capital. Immediately after completion of this offering, the authorized unissued share capital will be $47,840,000 and there will be 216,000,000 common shares outstanding, assuming no exercise of the underwriters’ over-allotment option.

Under Article 5 of our Articles, our share capital was set on incorporation at $50,000, represented by 50,000 shares in registered form without nominal value. On March 30, 2011, the sole shareholder, Quantum Pacific (Gibraltar) Limited, held a general meeting to approve amending the Company’s Articles to authorize the Board of Directors, for a period of five years, to issue up to $50,000,000 of share capital (inclusive of current share capital of the Company). On March 30, 2011, our Board of Directors resolved to split the outstanding 50,000 common shares into 5,000,000 common shares, without nominal value. These common shares are held by Quantum Pacific (Gibraltar) Limited. In addition, on March 30, 2011, our Board of Directors resolved for Quantum Pacific (Gibraltar) Limited to become the indirect sole shareholder of all issued common shares of our Predecessor in exchange for the issuance of 145,000,000 of our common shares. As of March 31, 2011, our common shares consisted of 150,000,000 issued and outstanding common shares, having an accounting par value $0.01, all of which are held by an entity controlled by Quantum Pacific (Gibraltar) Limited. In connection with the 2011 Private Placement, we issued 60,000,000 common shares to international and U.S. investors for gross proceeds of $600 million. Following completion of the 2011 Private Placement, our share capital consisted of 210,000,000 common shares issued and outstanding.

Form and Transfer of Shares

Our shares are issued in registered form only and are freely transferable, subject to any restrictions that may be provided for in our Articles or in any agreement entered into between shareholders. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our shares.

Issuance of Shares

Pursuant to Luxembourg law, the issuance of our common shares requires the approval by the general meeting of shareholders at the quorum and vote requirements provided for the amendment of our Articles. The general meeting of shareholders may, however, approve an authorized unissued share capital and authorize the board of directors to issue shares up to the maximum amount of such authorized unissued share capital for a maximum period of five years from the date of publication in the Luxembourg official gazette of the minutes of the relevant general meeting. The general meeting may amend, renew or extend such authorized share capital and authorization to the board of directors to issue shares.

Pursuant to Article 5.3 of our Articles, our Board of Directors is authorized, for a period of five years from the publication of our incorporation deed on March 11, 2011, to increase the current share capital once or more up to $50,000,000 by the issue of new shares having the same rights as the existing shares, or without any such issue. Accordingly, assuming completion of this offering, our Board of Directors may issue up to              common shares until March 11, 2016 (assuming no exercise of the underwriters over-allotment option) against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as our Board of Directors or its delegates may in its or their discretion resolve while waiving, suppressing or limiting any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.

Under Luxembourg law, our Board of Directors, or a duly appointed representative of our Board of Directors, is required to go before a Luxembourg notary within one month following an increase of our share capital by our Board of Directors to record the share capital increase by notarial deed.

Under Luxembourg law, shareholders in a société anonyme have a preferential right to subscribe for shares issued on the occasion of a share capital increase, where such shares are to be subscribed for in cash. Article 5.3 of our Articles limits this right in relation to our shareholders by granting our Board of Directors authorization to increase the current share capital by the issue of new shares having the same rights as the common shares, and to limit or withdraw the shareholders’ preferential subscription rights on such increase. This authorization is valid for a period of five years from the publication of our incorporation deed on March 11, 2011; however, such authorization may be renewed by a resolution passed at an extraordinary general meeting of the shareholders. The general meeting of shareholders also has the power to limit or withdraw the shareholders’ preferential subscription rights under certain circumstances as set forth under Luxembourg law.

Our Articles provide that no fractional shares may be issued.

Our common shares have no conversion rights, and there are no redemption or sinking fund provisions applicable to our common shares.

We cannot subscribe for our own shares.

Capital Reduction

Our Articles provide that the issued share capital may be reduced, subject to the approval by the general meeting of shareholders and the quorum and vote requirements provided for the amendment of our Articles.

General Meeting of Shareholders

In accordance with Luxembourg law and our Articles, any regularly constituted general meeting of shareholders represents the entire body of shareholders of the Company. The general meeting has full power to adopt and ratify all acts and operations which are consistent with our corporate object.

The annual general meeting of shareholders is held at 10:00 a.m. (Luxembourg time) on the second Monday of May of each year in Luxembourg. If that day is a legal or banking holiday, the meeting will be held on the immediately following business day. Other general meetings of shareholders may be convened at any time.

Each of our common shares entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of our Articles. Each share entitles the holder to one vote at a general meeting of shareholders. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders.

Luxembourg law provides that our Board of Directors is obligated to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so require in writing with an indication of the agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to our registered office at least five days before the holding of the general meeting of shareholders.

Voting Rights

Each common share entitles the holder thereof to one vote at a general meeting of shareholders.

Luxembourg law distinguishes between “ordinary” general meetings of shareholders and “extraordinary” general meetings of shareholders.

Extraordinary general meetings of shareholders are convened to resolve in particular upon an amendment to our Articles and certain other limited matters described below and are subject to the quorum and vote requirements described below. All other general meetings of shareholders are ordinary general meetings of shareholders.

Ordinary General Meetings of Shareholders. At an ordinary general meeting of shareholders there is no quorum requirement, and resolutions are adopted by a simple majority of the votes validly cast, irrespective of the number of shares present or represented. Abstentions are not considered “votes.”

Extraordinary General Meetings of Shareholders. An extraordinary general meeting of shareholders convened for the purpose of (a) an increase or decrease of the authorized or issued share capital, (b) a limitation or exclusion of preemptive rights, (c) approving a legal merger or de-merger of the Company, (d) dissolution of the Company or (e) except as described immediately below, an amendment of our Articles must have a quorum of at least 50% of our issued share capital, except in limited circumstances provided for by Luxembourg law. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened, pursuant to appropriate notification procedures, at a later date with no quorum requirement applying.

Irrespective of whether the proposed actions described in the preceding paragraph will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, such actions are subject to the approval of at least two-thirds of the votes validly cast at such extraordinary general meeting of shareholders (except in limited circumstances provided for by Luxembourg law). Abstentions are not considered “votes.”

Appointment and Removal of Directors. Members of our Board of Directors may be elected by simple majority of the votes validly cast at any general meeting of shareholders. Under our Articles, all directors are elected for a period of up to six years with such possible extension as provided therein. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. If the office of a director becomes vacant, our Articles provide that the other directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

Neither Luxembourg law nor our Articles contain any restrictions as to the voting of our common shares by non-Luxembourg residents.

Amendment to Our Articles of Association

Luxembourg law requires an extraordinary general meeting of shareholders to resolve upon an amendment to our Articles. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the Articles.

An extraordinary general meeting of shareholders convened for the purpose of amending our Articles must have a quorum of at least 50% of our issued share capital. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened at a later date with no quorum according to the appropriate notification procedures. Irrespective of whether the proposed amendment will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is subject to the approval of at least two-thirds of the votes cast at such extraordinary general meeting of shareholders.

Any resolutions to amend our Articles must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and Division

A merger by absorption whereby a Luxembourg company, after its dissolution without liquidation, transfers to another company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved by an extraordinary general meeting of shareholders of the Luxembourg company to be held before a notary. Similarly the de-merger of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders.

Liquidation

In the event of our liquidation, dissolution or winding-up, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata to their respective shareholdings. The decision to voluntarily liquidate, dissolve or wind-up require the approval by an extraordinary general meeting of shareholders to be held before a notary.

No Appraisal Rights

Neither Luxembourg law nor our Articles provide for any appraisal rights of dissenting shareholders.

Distributions

Subject to Luxembourg law, each share is entitled to participate equally in distributions if and when declared by the general meeting of shareholders out of funds legally available for such purposes. Pursuant to our Articles, the general meeting of shareholders may approve distributions and our Board of Directors may declare interim distributions, to the extent permitted by Luxembourg law.

Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution has been declared.

Annual Accounts

Each year our Board of Directors must prepare annual accounts, that is, an inventory of our assets and liabilities, together with a balance sheet and a profit and loss account. Our Board of Directors must also prepare management reports each year on the annual accounts. The annual accounts, the management report and the auditor’s reports must be available for inspection by shareholders at our registered office at least 15 calendar days prior to the date of the annual general meeting of shareholders.

The annual accounts, after approval by the annual general meeting of shareholders, will need to be filed with the Luxembourg registry of trade and companies within seven months of the close of the financial year.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual general meeting of shareholders, including the annual accounts with the list of directors and auditors, the notes to the annual accounts, a list of shareholders whose shares are not fully paid-up, the management reports and the auditor’s report.

The annual accounts, the auditor’s reports and the management reports are sent to registered shareholders at the same time as the convening notice for the annual general meeting of shareholders. In addition, any registered shareholder is entitled to receive a copy of these documents free of charge 15 calendar days prior to the date of the annual general meeting of shareholders upon request.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to our interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company, LLC.

Equity Instruments and Other Arrangements Affecting Equity

Our Predecessor adopted the 2009 Plan, which provided for the granting of stock options, stock appreciation rights, restricted shares, restricted share units and other equity-based or equity-related awards to directors, officers, employees and consultants. On March 31, 2011, we substituted all outstanding awards under the 2009 Plan with new awards of options to purchase common shares under the 2011 Plan. The Substitution took into account the fair market value of the common shares at the time of the Substitution. On March 31, 2011, we also granted new stock options under the 2011 Plan to members of our senior management and other key employees. The exercise price of the new stock options and those granted in the Substitution was $10.00 per share, the purchase price under the 2011 Private Placement. The total number of stock options currently outstanding (which includes new stock options as well as those granted in the Substitution) is 2,801,311. All options expire on the earliest of (i) ten years after the date of grant, (ii) 90 days after the employee ceases to provide services to us or one of our affiliates, or (iii) 6 months following the employee’s death. Concurrent with the Substitution, we terminated the 2009 Plan and no new awards will be made under that plan. Additionally, we have granted awards of 12,000 restricted stock units under the 2011 Plan to members of our Board of Directors. These restricted stock units will be settled in shares of our stock and will vest over a period of four years. Please see “Management—Compensation—Equity Compensation Plans” for additional information regarding the 2009 and 2011 Plans.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 216,000,000 common shares outstanding, or 216,900,000 common shares if the underwriters’ over-allotment option is exercised in full. The 6,000,000 common shares sold in this offering, or 6,900,000 common shares if the underwriters’ over-allotment option is exercised in full will be freely transferable in the United States without restriction under the Securities Act, except for any shares purchased by one of our “affiliates,” which will be subject to the resale limitations of Rule 144 under the Securities Act.

In April 2011, we completed an offering of 60,000,000 common shares to international and U.S. investors in accordance with Regulation S and Regulation D under the Securities Act, which are currently traded on the Norwegian OTC List. The 41,850,000 common shares initially sold pursuant to Regulation S in the 2011 Private Placement or in subsequent resales, other than to one of our “affiliates,” will also be freely transferable in the United States without restriction under the Securities Act. The common shares sold pursuant to Rule 144A in the 2011 Private Placement and the 150,000,000 shares owned by our controlling shareholder and affiliate, Quantum Pacific Group, were acquired in private transactions not involving a public offering, and these shares are therefore treated as “restricted securities” for purposes of Rule 144 under the Securities Act. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act. In connection with this offering, we intend to enter into a registration rights agreement with Quantum Pacific (Gibraltar) Limited, which could require us to effect the registration of its common shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. See “—Registration Rights Agreement” below.

Sales or perceived sales of substantial amounts of our common shares in the public market (including any common shares registered pursuant to the Registration Rights Agreement, any shares transferred by shareholders on the Norwegian OTC to the NYSE, any common shares registered on Form S-8, any shares issued in connection with an acquisition or any other sales of common shares in the public market), or the perception that such sales could occur, may adversely affect prevailing market prices of our common shares. Prior to this offering, there has been no public market for our common shares in the United States, although our common shares are listed on the Norwegian OTC List. We have been approved to list our common shares on the NYSE, subject to official notice of issuance; however, we cannot assure you that a regular trading market for our common shares will develop in the United States.

Registration Rights Agreement

Prior to the consummation of this offering, we expect to enter into a registration rights agreement with regard to the 150,000,000 common shares currently owned by our controlling shareholder and affiliate, Quantum Pacific Group, as well as any shares that Quantum Pacific Group purchases in the future (all such shares, “Registrable Securities”). Under the Registration Rights Agreement, Quantum Pacific Group and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of the Registrable Securities. Subject to the terms and conditions of our registration right agreement, these registration rights allow Quantum Pacific Group and its affiliates or certain qualified assignees holding any Registrable Securities to require registration of such Registrable Securities and to include any such Registrable Securities in a registration by us of common shares, including common shares offered by us or by any shareholder. In connection with any registration of common shares held by Quantum Pacific Group and its affiliates or certain qualified assignees, we will indemnify each shareholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts.

Lock-up Agreements

In connection with this offering, we will agree that, without the prior written consent of the representatives on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares or (2) file any registration statement with the SEC relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares or (3) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common shares, whether any transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. The restrictions described in this paragraph will not apply to, among other things, (a) the sale of common shares to the underwriters, (b) the issuance by us of common shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or (c) transactions by any person other than us relating to common shares or other securities acquired in open market transactions after the completion of this offering of common shares. Please read “Underwriting.”

Each of the members of our board of directors, our executive officers and Quantum Pacific (Gibraltar) Limited will enter into a similar lock-up agreement, except that they are permitted to transfer the common shares to their affiliates and transfer the common shares as a bona fide gift or distribute the common shares to their limited partners or stockholders; provided, that each transferee or donee, as applicable, is or agrees to be bound by the terms of the lock-up agreement and no filing under the Exchange Act shall be required or voluntarily made. After the expiration of the 90-day period, the common shares held by the members of our board of directors, executive officers and our affiliates, including Quantum Pacific International Limited, may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings. Please read “Underwriting.”

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our common shares. However, one or more existing shareholders may dispose of significant numbers of our common shares, unless they are subject to a lock-up agreement. We cannot predict what effect, if any, future sales of our common shares, or the availability of common shares for future sale, will have on the market price of our common shares from time to time.

Rule 144

All of our common shares outstanding prior to this offering, other than the common shares sold pursuant to Regulation S in the 2011 Private Placement or in subsequent resales are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act such as those provided by Rule 144, Regulation S and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of us and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

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1% of the then outstanding common shares, which will equal 2,160,000 common shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional common shares; or

•	the average weekly trading volume of our common shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

Regulation S

In general, Regulation S under the Securities Act, as currently in effect, provides that common shares owned by persons other than our affiliates and distributors may be sold without registration in the United States; provided, that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States by such seller, an affiliate or any person acting on their behalf (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our common shares may be sold in some other manner outside the United States without requiring registration under the Securities Act in the United States.

Options/Equity Awards

We intend to file a registration statement on Form S-8 under the Securities Act to register the common shares that we expect to issue under our 2011 Plan, including common shares acquired upon exercise of our outstanding share options but excluding common shares issued upon vesting of the restricted stock units we have granted to our directors. As of November 4, 2011, there were approximately 2.8 million common shares issuable upon the exercise of outstanding options to purchase our common shares, with a portion of such options not currently exercisable due to vesting restrictions. Common shares issued upon the exercise of share options after the effective date of this registration statement will be eligible for resale in the public market without restrictions, subject to the Rule 144 limitations applicable to affiliates and the lock-up agreements described above. As of November 4, 2011, there were 12,000 common shares issuable upon the vesting of outstanding restricted stock units. The common shares issued upon vesting of these restricted stock units, which were granted prior to the effective date of this offering were awarded under Rule 701 and, as such 90 days following the effective date of this offering, may be resold subject to the Rule 144 limitations but without complying with the holding period requirements of Rule 144(d).

TAX CONSIDERATIONS

Material Luxembourg Tax Considerations for Holders of Common Shares

The following is a discussion of all material Luxembourg tax considerations of the purchase, ownership and disposition of your Common Shares that may be applicable to you if you acquire our Common Shares. All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this discussion, unless otherwise noted, are the opinions of Loyens & Loeff, Advocats à la Cour and are based on the accuracy of representations made by us. In addition, this discussion does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules.

It is not intended to be, nor should it be construed to be, legal or tax advice. The summary is not exhaustive and we strongly encourage shareholders to consult their own tax advisors as to the Luxembourg tax consequences of the ownership and disposition of our Common Shares. The summary applies only to shareholders who will own our Common Shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired their Common Shares in the capital of our Common Shares by virtue of an office or employment.

This discussion is based on the laws of the Grand-Duchy of Luxembourg, including the Income Tax Act of December 4, 1967, as amended, the Municipal Business Tax Act of December 1, 1936, as amended and the Net Wealth Tax Act of October 16, 1934, as amended, to which we jointly refer to as the Grand-Duchy of Luxembourg, including the regulations promulgated thereunder, and published judicial decisions and administrative pronouncements, each as in effect on the date of this prospectus or with a known future effective date and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). However, there can be no assurance that the Luxembourg tax authorities will not challenge any of the Luxembourg tax considerations described below; in particular, changes in law and/or administrative practice, as well as changes in relevant facts and circumstances, may alter the tax considerations described below. Prospective investors are encouraged to consult their own professional advisors as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

As used herein, a “Luxembourg individual holder” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) a solidarity surcharge (contribution au fonds pour l’emploi) and a crisis contribution for the years 2011 and 2012 (contribution de crise) on his or her worldwide income from Luxembourg or foreign sources.

In addition, a “Luxembourg corporate holder” means a corporation or other entity taxable as a corporation (that is organized under the laws of Luxembourg under Article 159 of the Luxembourg Income Tax Act) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal) and a solidarity surcharge (contribution au fonds pour l’emploi) on its worldwide income from Luxembourg or foreign sources. A Luxembourg corporate holder is also subject to net wealth tax (impôt sur la fortune) on its worldwide wealth.

For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders.” A “non-Luxembourg Holder” means any investor in our Common Shares other than a Luxembourg Holder.

Tax regime applicable to realized capital gains

Luxembourg Holders

Luxembourg individual holders

A Luxembourg individual holder will be subject to Luxembourg income taxes for capital gains in the following cases:

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If the Common Shares (1) represent the assets of a business or (2) were acquired for speculative purposes (i.e., disposed of within six months after acquisition), then any capital gain will be levied at ordinary income tax rates (including unemployment fund contributions), crisis contribution levied at a rate of 0.8%, subject to dependence insurance contribution levied at a rate of 1.4% and, where Common Shares represent the assets of a business, subject to municipal business tax levied at a rate of 6.75% for Luxembourg-City; and

•

Provided that the Common Shares do not represent the assets of a business (i.e. are held in the private wealth of the Luxembourg individual), and the Luxembourg individual has disposed of them more than six months after their acquisition, then the capital gains are taxable at half the overall tax rate (including unemployment fund contributions) if the Common Shares belong to a substantial participation (i.e., shareholding representing more than 10% of the share capital, owned by the Luxembourg resident individual or together with his spouse/partner and dependent children, directly or indirectly at any time during the five years preceding the disposal). In this case, the capital gains would also be subject to crisis contribution levied at a rate of 0.8%, and dependence insurance contribution levied at a rate of 1.4%.

Luxembourg corporate holders

Capital gains realized upon the disposal of Common Shares by a fully taxable resident Luxembourg corporate holder will, in principle, be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 28.80% for the fiscal year ending 2011 for a Luxembourg corporate holder established in Luxembourg City. An exemption from such taxes may be available to the Luxembourg corporate holder pursuant to Article 166 of the Income Tax Act and the Grand-Ducal Decree of December 21, 2001 (as amended on March 31, 2004) provided that at the time of the disposal of the Common Shares (a) the Luxembourg corporate holder of Common Shares form a stake representing at least 10% of our total share capital or have a cost price of at least €6,000,000 and (b) such qualifying shareholding has been held for an uninterrupted period of at least 12 months or the Luxembourg corporate holder undertakes to continue to own such qualifying shareholding until such time as the Luxembourg corporate holder has held our Common Shares for an uninterrupted period of at least 12 months. In certain circumstances, the latter exemption may not apply; for example; the capital gains exemption (for gains arising on an alienation of the Common Shares) does not apply to the amount of previously tax deducted expenses and write-offs related to these Common Shares.

Non-Luxembourg Holders

Non-Luxembourg Holders will be subject to Luxembourg taxation for capital gains in the following cases (among others):

•

Subject to any applicable tax treaty, an individual who is a non-Luxembourg Holder of Common Shares (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which the Common Shares are attributable) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such Common Shares if such holder has (together with his or her spouse and dependent children) directly or indirectly held a substantial shareholding of more than 10% of our total share capital at any time within a five-year period prior to the disposal of our Common Shares, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, or (ii) the disposal of Common Shares occurs within six months from their acquisition (or prior to their actual acquisition).

•

A corporate non-Luxembourg Holder, which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which our Common Shares are attributable, will be required to recognize capital gains (or losses as the case may be) on the sale of such Common Shares, which will be subject to corporate income tax and municipal business tax. However, as set forth above for a corporate Luxembourg Holder, gains realized on the sale of the Common Shares may benefit from the exemption provided for by Article 166 of the Luxembourg Income Tax and the Grand-Ducal Decree of December 21, 2001 (as amended on March 31, 2004).

•

Subject to any applicable tax treaty, a corporate non-Luxembourg Holder, which has no permanent establishment in Luxembourg to which the Common Shares are attributable, and which has held a substantial shareholding of more than 10% of our total share capital directly or indirectly at any time within a five-year period prior to the disposal of our Common Shares will be subject to corporate income tax on a gain realized on a disposal of such Common Shares if either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, or (ii) the disposal of such Common Shares occurs within six months from their acquisition.

Tax regime applicable to distributions

Luxembourg Withholding Tax

A Luxembourg withholding tax of 15% (17.65% if the dividend tax is not charged to the shareholder) is due on dividends and similar distributions to our holders (subject to the exceptions discussed under “—Exemption from Luxembourg Withholding Tax” below). Absent an exception, we will be required to withhold at such rate from distributions to the shareholder and pay such withheld amounts to the Luxembourg tax authorities.

Exemption from Luxembourg Withholding Tax

Dividends and similar distributions paid to our Luxembourg and non-Luxembourg holders may be exempt from Luxembourg dividend withholding tax if: (1) the shareholder is a qualifying corporate entity holding a stake representing at least 10% of our total share capital or acquired the Common Shares for at least €1,200,000 (or its equivalent amount in a foreign currency); and (2) the shareholder has either held this qualifying stake in our capital for an uninterrupted period of at least 12 months at the time of the payment of the dividend or undertakes to continue to own such qualifying shareholding until such time as it has held the Common Shares for an uninterrupted period of at least 12 months. Examples of qualifying corporate shareholders are taxable Luxembourg companies, certain taxable companies resident in other EU member states, capital companies resident in Switzerland subject to income tax without benefiting from an exemption and companies fully subject to a tax corresponding to Luxembourg corporate income tax that are resident in countries that have concluded a treaty for the avoidance of double taxation with Luxembourg.

Under current Luxembourg tax law, payments to shareholders in relation to a reduction of share capital or share premium are not subject to Luxembourg dividend withholding tax if certain conditions are met, including, for example, the condition that we do not have distributable reserves or profits. If we have, at the time of the payment to shareholders with respect to their Common Shares, distributable reserves or profits, a distribution of share capital or share premium will be recharacterized for Luxembourg tax purposes as a distribution of such reserves or earnings subject to withholding tax. Based on the above, if certain conditions are met, it can be expected that a substantial amount of potential future payments to be made by us may not be subject to Luxembourg withholding tax.

Reduction of Luxembourg Withholding Tax

Residents of countries that have concluded a treaty for the avoidance of double taxation with Luxembourg may claim application of a reduced rate on or exemption from Luxembourg dividend withholding tax, depending on the terms of the relevant tax treaty.

Tax regime applicable to the distribution of dividends, liquidation proceeds, other profit distributions or equity redemption

Luxembourg Individual Holders

Dividends and other profit distributions are generally taxed at progressive tax rates and subject to dependence insurance contribution levied at 1.4% and crisis contribution of 0.8%. 50% exemption as mentioned below may apply if the conditions are met. Withholding tax levied can in principle be credited against the applicable tax.

Luxembourg Corporate Holders

Dividends, liquidation proceeds, other profit distributions or equity redemption derived by a fully taxable resident Luxembourg corporate holder will, in principle, be subject to corporate income tax and municipal business tax. The combined applicable rate (including a solidarity surcharge) is 28.80% for the fiscal year ending 2011 for a Luxembourg corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the Luxembourg corporate holder pursuant to article 166 of the Luxembourg Income Tax Act as amended provided that, at the time of distribution, (a) the Luxembourg corporate holder’s shares form a stake representing at least 10% of the total share capital in Pacific Drilling S.A. or have a cost price of at least €1,200,000 and (b) such qualifying shareholding has been held for an uninterrupted period of at least 12 months or the Luxembourg corporate holder undertakes to continue to own such qualifying shareholding until such time as the Luxembourg corporate holder has held our Common Shares for an uninterrupted period of at least 12 months.

50% Dividend Exemption—Credit of Luxembourg Withholding Tax on Dividends

Luxembourg Holders. Subject to the satisfaction of certain conditions and assuming, in the case of corporate Luxembourg holders, that the participation exemption does not apply, only half of the gross amount of a dividend distributed to a corporate Luxembourg holder or an individual Luxembourg Holder will be subject to Luxembourg corporate income tax or Luxembourg income tax, respectively.

All or part of the withholding tax levied can in principle be credited against the applicable tax.

Net wealth tax

Luxembourg Holders

Luxembourg individual holders are not subject to net wealth tax.

Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the Common Shares held unless (i) Luxembourg Holder is a legal entity not entitled to a specific net wealth tax exemption based on Luxembourg domestic law; or (ii) the Common Shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg.

Net wealth tax is levied annually at the rate of 0.5% on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The Common Shares may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the Common Shares held based on Paragraph 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended unless the Common Shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg.

Registration tax/Stamp duty

No registration tax or stamp duty will be payable by a holder of Common Shares in Luxembourg solely upon the disposal of Common Shares by sale or exchange.

Estate and gift taxes

No estate or inheritance tax is levied on the transfer of Common Shares upon the death of a holder of Common Shares in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes, and no gift tax is levied upon a gift of Common Shares if the gift is not passed before a Luxembourg notary or recorded in a deed registered in Luxembourg. Where a holder of Common Shares is a resident of Luxembourg for tax purposes at the time of his death, the Common Shares are included in its taxable basis for inheritance tax or estate tax purposes.

THE LUXEMBOURG TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH PACIFIC DRILLING S.A. SHAREHOLDER IS ENCOURAGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

Material U.S. Federal Income Tax Considerations for Holders of Common Shares

The following is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Common Shares. All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this discussion, unless otherwise noted, are the opinions of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us. In addition, this discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations thereunder, judicial authority and administrative interpretations, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. There can be no assurance that the Internal Revenue Service (“IRS”) will take a similar view of such consequences, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Common Shares. This discussion is limited to beneficial owners that hold our Common Shares as “capital assets” (generally, property held for investment).

This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder based on its particular circumstances, and you are encouraged to consult your own independent tax advisor regarding your specific tax situation. For example, the discussion does not address the tax considerations that may be relevant to U.S. Holders in special tax situations, such as:

•	dealers in securities or currencies;

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	tax-exempt organizations;

•	brokers or dealers in securities or currencies and traders in securities that elect to mark to market;

•	certain financial institutions;

•	partnerships or other pass-through entities and holders of interests therein;

•	holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	U.S. expatriates;

•	individual retirement accounts and other tax deferred accounts;

•	holders that acquired our Common Shares in compensatory transactions;

•	holders that hold our Common Shares as part of a hedge, straddle or conversion or other integrated transaction; or

•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power of the Company.

This discussion does not address the alternative minimum tax consequences of holding Common Shares. Moreover, this discussion does not address the state, local or non-U.S. tax consequences of holding our Common Shares, or any aspect of U.S. federal tax law other than U.S. federal income taxation.

You are a “U.S. Holder” if you are a beneficial owner of our Common Shares and you are, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any State thereof, including the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (as defined in the Code) have the authority to control all of its substantial decisions or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

You are a “Non-U.S. Holder” for purposes of this discussion if you are a beneficial owner of our Common Shares that is an individual, corporation, estate or trust that is not a U.S. Holder.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership considering the purchase of our Common Shares is encouraged to consult its own independent tax advisor.

You are encouraged to consult your own independent tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of purchasing, owning and disposing of our Common Shares in your particular circumstances.

U.S. Holders

Passive Foreign Investment Company Rules

A U.S. Holder generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described below if we are, at any time during the U.S. Holder’s holding period with respect to our Common Shares, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

In general, we will be a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is “passive income” or (ii) at least 50% of the average value of all our assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. Based on our operations described herein, all or a substantial portion of our income from offshore contract drilling services should be treated as services income and not as passive income, and thus all or a substantial portion of the assets that we own and operate in connection with the production of that income should not constitute passive assets, for purposes of determining whether we are a PFIC. However, this involves a facts and circumstances analysis and it is possible that the IRS would not agree with this conclusion.

We believe that we will not be a PFIC in the current taxable year and that we will not become a PFIC in any future taxable year. The determination of whether a corporation is a PFIC is made annually and thus may be subject to change. Therefore, we can give you no assurance as to our PFIC status. U.S. Holders are encouraged to consult their own independent tax advisors about the PFIC rules, including the availability of certain elections. The remainder of this discussion assumes that we will not be a PFIC for the current taxable year or for any future taxable year.

Taxation of Dividends

Any distributions made with respect to our Common Shares (including amounts withheld on account of foreign taxes) will, to the extent made from current or accumulated earnings and profits as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. To the extent that any distribution exceeds the amount of our current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Common Shares, and thereafter as capital gain. Such dividends generally would be treated as foreign-source income for U.S. foreign tax credit purposes.

Dividends (including amounts withheld on account of foreign taxes) paid with respect to our Common Shares generally will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder. A non-corporate U.S. Holder would be entitled to the maximum 15% capital gain rate (which is scheduled to increase for taxable years beginning after December 31, 2012) with respect to any dividends paid on our Common Shares only if we are a “qualified foreign corporation.” We will be treated as a qualified foreign corporation if the Common Shares are readily tradable on an established securities market or if we are eligible for the benefits of a comprehensive income tax treaty with the United States. As our Common Shares will be traded on an established securities market we will be a qualified foreign corporation and therefore non-corporate U.S. Holders will be eligible for the preferential tax rate if the holders meet certain holding period and other requirements. This preferential tax rate will not apply to amounts that the U.S. Holder takes into account as “investment income,” which may be offset by investment expense. Dividends on our Common Shares will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, a Luxembourg withholding tax imposed on dividends described above under “—Material Luxembourg Tax Considerations for Holders of Common Shares—Tax regime applicable to distributions—Luxembourg Withholding Tax” generally would be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The rules with respect to foreign tax credits are complex and U.S. Holders are encouraged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Capital Gains

Gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of Common Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds before the deduction of any foreign tax)

on the sale, exchange or other taxable disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. The capital gains of a U.S. Holder that is an individual, estate or trust currently would be subject to a reduced rate of U.S. federal income tax if the holder’s holding period for the Common Shares exceeded one year as of the time of the disposition. The deductibility of capital losses is subject to certain limitations. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a Common Share generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a share that is subject to Luxembourg or other foreign income tax imposed on the gain, the U.S. Holder may not be able to benefit from the foreign tax credit for that foreign income tax (i.e., because gain on the disposition would be U.S. source). Alternatively, the U.S. Holder may take a deduction for the foreign income tax if such holder does not take a credit for any foreign income tax during the taxable year.

Recently Enacted Reporting Requirements

Recently enacted legislation requires certain U.S. Holders to report to the IRS information with respect to their investment in certain “foreign financial assets,” including our Common Shares, not held through a custodial account with a U.S. financial institution. Investors who fail to report this required information could become subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this new legislation on their investment in our Common Shares.

Recently Enacted Legislation

For taxable years beginning after December 31, 2012, newly-enacted legislation is scheduled to impose a 3.8% tax on the “net investment income” of certain United States citizens and resident aliens and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes dividends and certain net gain from the disposition of property, less certain deductions.

Prospective holders are encouraged to consult their independent tax advisors with respect to the tax consequences of the new legislation described above.

Non-U.S. Holders

Dividends

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends received on our Common Shares, unless the dividends are effectively connected with the Holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment maintained by the Holder in the United States or unless the holder is subject to backup withholding, as discussed below. Except to the extent otherwise provided under an applicable income tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on dividends that are effectively connected with the Holder’s conduct of a trade or business in the United States. Effectively connected dividends received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate), subject to certain adjustments.

Taxation of Capital Gains

In general, a Non-U.S. Holder of Common Shares will not be subject to U.S. federal income or withholding tax with respect to any gain recognized on a sale, exchange or other taxable disposition of such Common Shares unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is also attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), in which case, the Non-U.S. Holder will generally be subject to regular graduated rates in the same manner as a U.S. Holder, and if the Non-U.S. Holder is a corporation, may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments;

•

the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition and meets certain other requirements, in which case the gain generally will be subject to a flat 30% tax that may be offset by U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States); or

•	the Non-U.S. Holder is subject to backup withholding, as discussed below.

Backup Withholding and Information Reporting

In general, dividends on Common Shares, and the proceeds of a sale, exchange or other disposition of Common Shares for cash, paid within the United States or through certain U.S. related financial intermediaries to a U.S. Holder or a Non-U.S. Holder are subject to information reporting to the IRS and may be subject to backup withholding unless the holder is an exempt recipient, is an exempt foreign person or, in the case of backup withholding, provides an accurate taxpayer identification number and certifies under penalty of perjury that the holder is a United States person and is not subject to backup withholding.

Backup withholding is not an additional tax. Generally, a holder may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a refund claim with the IRS. The amount of any backup withholding withheld from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Holders are encouraged to consult their independent tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedures for obtaining exemptions.

You are encouraged to consult with your own independent tax advisor regarding the application of the United States federal income tax laws to your particular circumstances, as well as any additional tax consequences resulting from an investment in our common shares, including the applicability and effect of the tax laws of any state, local or non-U.S. jurisdiction, including estate, gift, and inheritance tax laws.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell, the number of common shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Deutsche Bank Securities Inc.
DnB NOR Markets, Inc.
Howard Weil Incorporated
Pareto Securities AS
Simmons & Company International
Total	6,000,000

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the common shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the common shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         a share under the public offering price. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 900,000 additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional common shares as the number listed next to the underwriter’s name in the table above bears to the total number of common shares offered by this prospectus.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds to us before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 900,000 common shares.

	Per Share	Total No Exercise	Total Full Exercise
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

We will pay to Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. an aggregate structuring fee equal to 1.00% of the gross proceeds from this offering, or $             ($             if the underwriters exercise the

over-allotment option in full) for the structuring services provided by Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. to us in connection with the offering.

We estimate that our aggregate expenses for this offering, excluding underwriters’ discounts, commissions and structuring fees will be approximately $2,250,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of common shares offered by them.

We have been approved to list our common shares on the NYSE under the symbol “PACD,” subject to official notice of issuance. Our common shares are currently traded on the Norwegian OTC List, an over the counter market that is administered and operated by a subsidiary of the Norwegian Securities Dealers Association, under the symbol “PDSA.”

We and certain of our affiliates, including our directors and executive officers, have agreed that, without the prior written consent of the representative on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares;

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares, whether any transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise; or

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares.

The restrictions described in this paragraph do not apply to, among other things:

•	the sale of common shares to the underwriters;

•

the issuance by us of common shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common shares, provided that such plan does not provide for the transfer of common shares during the 90-day restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or voluntarily made.

The 90-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 90-day restricted period we issue a release concerning earnings or announce material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will issue a release announcing earnings during the 16-day period following the last day of the 90-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the announcement of the material news or material event.

In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common shares for their own account. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of the shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares in the open market to stabilize the price of the common shares. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common shares in the offering, if the syndicate repurchases previously distributed common shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. These activities may raise or maintain the market price of the shares above independent market levels or prevent or retard a decline in the market price of the shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which activities may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have from time to time provided, and in the future may provide, certain investment banking and financial advisory services to us and our affiliates, for which they have received, and in the future would receive, customary fees. In connection with the 2011 Private Placement, DnB NOR Markets, Inc. acted as joint lead manager and joint bookrunner, Pareto Securities AS acted as global coordinator and Morgan Stanley & Co. LLC served as our financial advisor. An affiliate of DnB NOR Markets, Inc. is also a lender under the Project Facilities Agreement. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our equity securities or loans, and may do so in the future. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market in the United States for our common shares. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares of our common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common shares to be offered so as to enable an investor to decide to purchase any shares of our common shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common shares in, from or otherwise involving the United Kingdom.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a public limited liability company incorporated under the laws of Luxembourg, and as a result, it may be difficult for investors to effect service of process within the United States upon us or to enforce both in the United States and outside the United States judgments against us obtained in U.S. courts in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, a majority of our directors are residents of jurisdictions other than the United States, and all or a substantial portion of the assets of those persons are or may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on certain of our directors or to enforce against them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

There is uncertainty as to whether the courts of Luxembourg would (i) enforce judgments of U.S. courts obtained against us predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Luxembourg courts against us predicated upon the federal securities laws of the United States.

We have been advised by our Luxembourg counsel that the United States and Luxembourg are not currently bound by a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards rendered in civil and commercial matters. According to such counsel, an enforceable judgment for the payment of monies rendered by any U.S. federal or state court based on civil liability, whether or not predicated solely upon the U.S. securities laws, would not directly be enforceable in Luxembourg. However, a party who received such favorable judgment in a U.S. court may initiate enforcement proceedings in Luxembourg (exequatur) by requesting enforcement of the U.S. judgment by the District Court (Tribunal d’Arrondissement) pursuant to Section 678 of the New Luxembourg Code of Civil Procedure. The District Court will authorize the enforcement in Luxembourg of the U.S. judgment if it is satisfied that all of the following conditions are met:

•	the U.S. judgment is enforceable in the United States;

•

the U.S. court awarding the judgment has jurisdiction to adjudicate the respective matter under applicable U.S. federal or state jurisdictions rules, and that jurisdiction is recognized by Luxembourg private international and local law;

•	the U.S. court has applied to the dispute the substantive law which would have been applied by Luxembourg courts;

•	the principles of natural justice have been complied with;

•	the U.S. judgment does not contravene international public policy or order as understood under the laws of Luxembourg or has been given in proceedings of a criminal nature;

•	the U.S. court has acted in accordance with its own procedural laws; and

•	the U.S. judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense.

In practice, Luxembourg courts now tend not to review the merits of a foreign judgment, although there is no clear statutory prohibition of such review.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, commissions and structuring fees, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NYSE listing fee, all amounts are estimates.

SEC Registration Fee	$7,950
NYSE Listing Fee	250,000
FINRA Filing Fee	7,400
Printing Expenses	48,500
Legal Fees and Expenses	1,250,000
Accounting Fees and Expenses	575,000
Transfer Agent Fees and Expenses	3,500
Miscellaneous	107,650

Total	$2,250,000

LEGAL MATTERS

The validity of the common shares offered by this prospectus, the matter of enforcement of judgments in Luxembourg and Luxembourg tax considerations will be passed upon for us by Loyens & Loeff, Advocats à la Cour. United States legal matters related to this offering and certain matters relating to U.S. federal income taxation will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Baker Botts L.L.P., Houston, Texas will pass upon certain legal matters in connection with the offering on behalf of the underwriters.

EXPERTS

The consolidated financial statements of Pacific Drilling S.A. and Subsidiaries as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010 and the parent company only balance sheet of Pacific Drilling S.A. as of March 11, 2011, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and Ernst & Young LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firms as experts in accounting and auditing.

The consolidated financial statements of Transocean Pacific Drilling Inc. at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, appearing in this Prospectus and Registration Statement of Pacific Drilling S.A., have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act of 1933 and the rules and regulations promulgated thereunder with respect to the common shares offered hereby. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments thereto including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we have filed with the SEC. For further information regarding us and the common shares offered by this prospectus, you should review the full registration statement, including the exhibits attached thereto. The registration statement, including its exhibits and schedules, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and from Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our common shares.

Pacific Drilling S.A.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	June 30, 2011	December 31, 2010
	(unaudited)
Assets:
Cash and cash equivalents	$181,533	$40,307
Restricted cash	25,486	6,987
Accounts receivable—other	21,052	17,527
Accrued interest on promissory notes from Joint Venture	—	5,487
Materials and supplies	26,601	7,955
Deferred financing costs	13,200	12,056
Deferred taxes	764	764
Prepaid expenses and other current assets	15,315	3,114

Total current assets	283,951	94,197

Property and equipment, net	2,886,021	1,893,425
Investment in Joint Venture	—	46,832
Notes receivable from Joint Venture	—	139,882
Restricted cash	88,469	54,695
Deferred financing costs	41,491	42,891
Other assets	25,456	27

Total assets	$3,325,388	$2,271,949

Liabilities and shareholders’ equity:
Accounts payable	$17,301	$6,772
Accrued expenses	10,843	9,424
Current portion of long-term debt	50,000	50,000
Accrued interest payable	6,770	12,510
Derivative liabilities, current	21,068	—
Current portion of deferred revenue	14,851	1,009

Total current liabilities	120,833	79,715

Long-term debt, net of current maturities	881,000	400,000
Deferred taxes	—	420
Deferred revenue	57,333	11,946
Other long-term liabilities	9,967	4,661

Total long-term liabilities	948,300	417,027

Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 and $0.001 par value, 5,000,000,000 and 2,000,000 shares authorized, 210,000,000 and 1,920,761 shares issued and outstanding as of June 30, 2011 and December 31, 2010, respectively	2,100	2
Additional paid-in capital	2,292,099	1,697,608
Accumulated other comprehensive loss	(25,396)	(13,458)
(Accumulated deficit) retained earnings	(12,548)	91,055

Total shareholders’ equity	2,256,255	1,775,207

Total liabilities and shareholders’ equity	$3,325,388	$2,271,949

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except share and per share information) (unaudited)

	Six Months Ended June 30,
	2011	2010
General and administrative expenses	$(23,812)	$(7,822)
Depreciation expense	(316)	(173)

Operating loss	(24,128)	(7,995)
Equity in earnings of Joint Venture	18,955	23,325
Interest income from Joint Venture	495	961
Interest expense	(305)	(214)
Other income (expense)	1,162	(128)

(Loss) income before income taxes	(3,821)	15,949
Income tax benefit	408	20

Net (loss) income	$(3,413)	$15,969

(Loss) earnings per common share, basic and diluted (Note 7)	$(0.02)	$0.11
Weighted average number of common shares, basic and diluted (Note 7)	178,839,779	150,000,000

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands) (unaudited)

	Six Months Ended June 30,
	2011	2010
Net (loss) income	$(3,413)	$15,969
Other comprehensive income (loss):
Unrecognized gain (loss) of Joint Venture derivative instruments	720	(23,350)
Recognized gain of Joint Venture derivative instruments	2,996	6,102

	3,716	(17,248)
Unrecognized loss on derivative instruments	(25,396)	—

Total other comprehensive loss	(21,680)	(17,248)

Total comprehensive loss	$(25,093)	$(1,279)

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

(in thousands, except share amounts) (unaudited)

	Common shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total equity
	Shares	Amount
Balance at December 31, 2010	1,920,761	$2	$1,697,608	$(13,458)	$91,055	$1,775,207
Restructuring share issuance, net	148,079,239	1,498	(1,498)	—	—	—
Issuance of common shares, net	60,000,000	600	574,885	—	—	575,485
Contribution from shareholder	—	—	142,759	—	—	142,759
Other comprehensive loss from Joint Venture	—	—	—	3,716	—	3,716
Net income prior to Joint Venture interest assignment	—	—	—	—	9,135	9,135
Joint Venture interests assigned to shareholder	—	—	(124,920)	9,742	(100,190)	(215,368)
Share-based compensation liability modification	—	—	2,290	—	—	2,290
Share-based compensation	—	—	975	—	—	975
Other comprehensive loss	—	—	—	(25,396)	—	(25,396)
Net loss subsequent to Joint Venture interest assignment	—	—	—	—	(12,548)	(12,548)

Balance at June 30, 2011	210,000,000	$2,100	$2,292,099	$(25,396)	$(12,548)	$2,256,255

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Six Months Ended June 30,
	2011	2010
Cash flow from operating activities:
Net (loss) income	$(3,413)	$15,969
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest income from Joint Venture	(495)	(961)
Depreciation expense	316	173
Equity in earnings of Joint Venture	(18,955)	(23,325)
Deferred income taxes	(668)	(148)
Share-based compensation expense	2,606	410
Changes in operating assets and liabilities:
Accounts receivable – other	(3,525)	—
Materials and supplies	(18,646)	(44)
Prepaid expenses and other assets	(34,086)	(411)
Accounts payable and accrued expenses	8,734	49
Deferred revenue	59,229	—

Net cash used in operating activities	(8,903)	(8,288)

Cash flow from investing activities:
Capital expenditures	(989,485)	(225,951)
Restricted cash deposits	(52,273)	(52)

Net cash used in investing activities	(1,041,758)	(226,003)

Cash flow from financing activities:
Proceeds from issuance of common shares, net	575,485	—
Proceeds from long-term debt	506,000	—
Payments on long-term debt	(25,000)	—
Deferred financing costs	(6,803)	—
Proceeds from related-party loan	142,205	235,312

Net cash provided by financing activities	1,191,887	235,312

Increase in cash and cash equivalents	141,226	1,021
Cash and cash equivalents, beginning of period	40,307	7,425

Cash and cash equivalents, end of period	$181,533	$8,446

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1—Nature of business

Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling company committed to becoming a preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification drillships. Our primary business is to contract our ultra-deepwater drilling rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our customers.

Pacific Drilling S.A. was formed as a Luxembourg corporation under the form of a société anonyme to act as an indirect holding company for its predecessor, Pacific Drilling Limited (our “Predecessor”), a company organized under the laws of Liberia, and its subsidiaries in connection with a corporate reorganization completed on March 30, 2011, referred to as the “Restructuring.” In connection with the Restructuring, our Predecessor was contributed to a wholly owned subsidiary of the Company by a subsidiary of Quantum Pacific International Limited, a British Virgin Islands company and parent company of an investment holdings group (the “Quantum Pacific Group”). The Company did not engage in any business or other activities prior to the Restructuring except in connection with its formation and the Restructuring. The Restructuring was limited to entities that were all under the control of the Quantum Pacific Group and its affiliates, and, as such, the Restructuring was accounted for as a transaction between entities under common control.

In 2007, our Predecessor entered into various agreements with Transocean Ltd. (“Transocean”) and its subsidiaries, which culminated in the formation of a joint venture company, Transocean Pacific Drilling Inc. (“TPDI”), which was owned 50% by our Predecessor and 50% by a subsidiary of Transocean. On March 30, 2011, in connection with the Restructuring, our Predecessor assigned its equity interest in TPDI to another subsidiary of the Quantum Pacific Group, which is referred to as the “TPDI Transfer,” to enable the Company to focus on the operation and marketing of the Company’s wholly-owned fleet. As a result, neither the Company nor any of its subsidiaries currently owns any interest in TPDI.

Note 2—Significant accounting policies

Basis of presentation—Our accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X of the Securities and Exchange Commission. Pursuant to such rules and regulations, these financial statements do not include all disclosures required by GAAP for complete financial statements. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Operating results for the six months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011 or for any future period. The accompanying condensed consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes of the Company for the year ended December 31, 2010 and the parent company only balance sheet and notes of Pacific Drilling S.A. as of March 11, 2011.

The Restructuring is a business combination of entities under common control. As such, the consolidated financial statements of Pacific Drilling S.A. at June 30, 2011 are presented using the historical values of the Predecessor’s financial statements on a combined basis. The financial statements for the six months ended June 30, 2011 and 2010 present the results of the Company and its subsidiaries as if Pacific Drilling S.A. was formed and the Restructuring was completed on January 1, 2010.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Principles of consolidation—The consolidated financial statements include the accounts of Pacific Drilling S.A. and consolidated subsidiaries that we control by ownership of a majority voting interest. We apply the equity method of accounting for investments in entities when we have the ability to exercise significant influence over an entity that does not meet the variable interest entity criteria or meets the variable interest entity criteria, but for which we are not deemed to be the primary beneficiary. We eliminate all intercompany transactions and balances in consolidation.

We currently are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), which is fully controlled and 90% owned by us with 10% owned by Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Accordingly, we consolidate all PIDWAL interests and no portion of PIDWAL’s operating results is allocated to the noncontrolling interests.

Derivatives—We apply cash flow hedge accounting to interest rate swaps that are designated as hedges of the variability of future cash flows. The derivative financial instruments are recorded in our consolidated balance sheet at fair value as either assets or liabilities. Changes in the fair value of derivatives designated as cash flow hedges, to the extent the hedge is effective, are recognized in accumulated other comprehensive income until the hedged item is recognized in earnings.

Hedge effectiveness is measured on an ongoing basis to ensure the validity of the hedges based on the relative cumulative changes in fair value between the derivative contract and the hedged item over time. Any change in fair value resulting from ineffectiveness is recognized immediately in earnings. Hedge accounting is discontinued prospectively if it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item.

For interest rate hedges related to interest not incurred to construct fixed assets, other comprehensive income is released to earnings as interest expense is accrued on the underlying debt. For interest rate hedges related to interest capitalized in the construction of fixed assets, other comprehensive income is released to earnings as the asset is depreciated over its useful life.

Subsequent events—We have evaluated subsequent events through the date the financial statements were issued. See Note 14.

Recently issued accounting standards

Fair value measurements and disclosures—In May 2011, the FASB issued an accounting standards update that changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments included in this update are intended to clarify the application of existing fair value measurement requirements.

This update is effective for annual periods beginning after December 15, 2011. We do not expect that our adoption will have a material effect on the disclosures contained in our notes to consolidated financial statements.

Other comprehensive income—In June 2011, the FASB issued an accounting standards update that eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. An entity can elect to present items of net income and other comprehensive income in one

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

continuous statement or in two separate consecutive statements. Each component of net income and each component of other comprehensive income together with totals are required to be displayed under either alternative.

This update is effective for public entities as of the beginning of a fiscal year that begins after December 15, 2011. As we present a separate statement of comprehensive income, this standard will not have an impact on our consolidated financial statement presentation.

Note 3—Property and equipment

Property and equipment consists of the following as of:

	June 30, 2011	December 31, 2010
	(In thousands)
Drillships and related equipment	$2,882,432	$1,890,448
Other property and equipment	4,434	3,506

Property and equipment, cost	2,886,866	1,893,954
Accumulated depreciation	(845)	(529)

Property and equipment net	$2,866,021	$1,893,425

As of June 30, 2011, total remaining commitments under the construction contract for the Pacific Santa Ana is $282 million, which is expected to be paid in 2011. On March 15, 2011, the Company entered into contracts with Samsung Heavy Industries (“SHI”) for the construction of its fifth and sixth advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav, which are expected to be delivered in the second quarter and third quarter of 2013, respectively. The SHI contracts for the Pacific Khamsin and the Pacific Sharav provide for an aggregate purchase price of approximately $1.0 billion for the acquisition of these two vessels, payable in installments during the construction process, of which we have made payments of $50 million through June 30, 2011. We anticipate making payments of approximately $75 million during the remainder of 2011, approximately $224 million in 2012 and approximately $646 million in 2013.

On June 20, 2011, we paid SHI $2.0 million for an option to construct a seventh ultra-deepwater drillship at the same price and other terms and conditions as the contracts for the Pacific Khamsin and the Pacific Sharav, subject to a price increase of not more than $12.5 million and certain adjustments to compensate for foreign exchange rate fluctuations. The option is valid until October 31, 2011. If we elect to exercise this option, the $2.0 million we paid to SHI for the option will be applied towards the contract price of the seventh vessel.

During the six months ended June 30, 2011 and 2010, the Company deferred certain drillship payments under amendments of the original construction contracts. Per the amendments, interest accrues at a rate of six percent per annum. During the six months ended June 30, 2011 and 2010, we capitalized interest costs of $36.4 million and $37.2 million, respectively on assets under construction related to interest incurred on the deferred construction payments, the related-party loan and long-term debt.

Note 4—Investment in and loans to Joint Venture

The Company owned a 50% interest in TPDI that is recorded in our consolidated financial statements through the date of assignment to a subsidiary of the Quantum Pacific Group on March 30, 2011. The Joint Venture was formed with Transocean Offshore International Ventures Limited (“TOIVL”) to construct, own, and

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

operate or charter two deepwater drillships, named the Dhirubai Deepwater KG1 (“KG1”) and Dhirubai Deepwater KG2 (“KG2”). Until the formation of the Joint Venture, both drillships under construction were owned by the Company. KG1 started operating in July 2009 and KG2 started operating in March 2010.

We determined that the Joint Venture meets the criteria of a VIE as TPDI’s equity investment at risk was not sufficient for the entity to finance its activities without additional subordinated financial support. We also determined that Transocean was the primary beneficiary for accounting purposes since Transocean a) had the power to direct the marketing and operating activities, which were the activities that most significantly impact TPDI’s economic performance and b) had the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As a result, we accounted for TPDI as an equity method investment in our consolidated financial statements.

The Joint Venture Shareholders entered into promissory note agreements with TPDI to fund the Joint Venture. The promissory notes accrued interest at LIBOR plus 2% per annum with semi-annual interest payments.

The Joint Venture entered into interest rate swaps, which are designated as cash flow hedges of the future interest payments on variable rate borrowings under its bank credit facilities to reduce the variability of cash interest payments. The Company recorded its 50% share on these interest rate swaps in its consolidated financial statements.

In April 2010, Transocean Inc. (“Transocean”) and the Company entered into a letter of credit fee agreement whereby Transocean agreed to provide a letter of credit as needed for purposes of TPDI’s compliance with terms under its bank credit facility. In return, the Company agreed to pay Transocean its 50% share of a 4.2% per annum fee on the required letter of credit amount. During the six months ended June 30, 2011 and 2010, the Company incurred $0.3 million and $0.2 million, respectively, of fees related to this agreement that is recorded as interest expense in our consolidated statement of operations.

On March 30, 2011, the Company assigned its interests in TPDI’s equity, promissory notes to Joint Venture and accrued interest on promissory notes from Joint Venture to a subsidiary of The Quantum Pacific Group. The TPDI interests have been assigned on March 31, 2011, which date was used for convenience after our conclusion that there were no material intervening transactions between March 30, 2011 and March 31, 2011. The assignment was recorded and presented as a dividend in-kind within our consolidated financial statements.

Summarized TPDI consolidated balance sheets are as follows:

	March 31, 2011	December 31, 2010
	(In thousands)
Balance sheet:
Current assets	$193,479	$203,957
Property and equipment, net	1,421,215	1,430,961
Other assets	8,957	11,064

Total assets	$1,623,651	$1,645,982

Current liabilities	$275,022	$282,969
Long-term liabilities	1,216,010	1,274,523
Shareholders’ equity	132,619	88,490

Total liabilities and shareholders’ equity	$1,623,651	$1,645,982

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Summarized TPDI consolidated results of operations are as follows:

	For the three months ended March 31, 2011	For the six months ended June 30, 2010
	(In thousands)
Income statement:
Operating revenues	$90,414	$134,421
Operating expenses	35,492	59,599

Operating income	54,922	74,822
Interest expense, net	13,958	23,980
Other expense	99	81

Income before income taxes	40,865	50,761
Income tax expense	4,166	5,931

Net income	$36,699	$44,830

Note 5—Debt

A summary of debt is as follows:

	June 30, 2011	December 31, 2010
	(In thousands)
Bora Term Loan, due within one year	$50,000	$50,000

Bora Term Loan, long-term debt	$375,000	$400,000
Mistral Term Loan, long-term debt	200,000	—
Scirocco Term Loan, long-term debt	200,000	—
Santa Ana Term Loan, long-term debt	106,000	—

Total long-term debt	881,000	400,000

Total debt	$931,000	$450,000

In September 2010, Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., and Pacific Santa Ana Ltd. (collectively, the “Borrowers”), and Pacific Drilling Limited (as the “Guarantor”) (collectively, the “Borrowing Group”) entered into a project facilities agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana (the “Original Project Facilities Agreement”). On March 31, 2011, in connection with the Restructuring, the Borrowing Group amended and restated the Original Project Facilities Agreement by entering into the Amended and Restated Project Facilities Agreement (the “Project Facilities Agreement” or “PFA”) and a Charter Waiver Request Letter (“Waiver Letter”).

The Project Facilities Agreement includes a Bora term loan, a Mistral term loan, a Scirocco term loan and a Santa Ana term loan (each, a “Term Loan” and, collectively, the “Term Loans”) with maximum aggregate amounts available of $450 million, $500 million, $500 million and $500 million, respectively, that collectively may not exceed $1.8 billion. Each Term Loan consists of three tranches: one provided by a syndicate of nine commercial banks (the “Commercial Tranche”), one provided by Eksportfinans (and guaranteed by the Norwegian Guarantee Institute for Export Credits) (the “GIEK Tranche”) and one provided by The Export-Import Bank of Korea (the “KEXIM Tranche”), with maximum aggregate amounts available of $1.0 billion, $350 million and $450 million, respectively.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Borrowings under each Term Loan are conditioned upon the lenders’ approval of a drilling contract in respect of the applicable drillship. As of June 30, 2011, the lenders have approved borrowings of $450 million for each of the Bora and Santa Ana Term Loans based on a signed drilling contract for each of the two vessels. Based on the terms of the Waiver Letter, in the situation where no drilling contract existed, the lenders have also approved borrowings of $200 million for each of the Scirocco and Mistral bridge loans. The PFA allows that, upon either the Pacific Scirocco Ltd. or Pacific Mistral Ltd. entering into a drilling contract with a minimum duration of 12 months, all additional available amounts under the applicable Term Loan may be borrowed.

Borrowings under the Term Loans bear interest at the London Interbank Offered Rate (“LIBOR”) plus an applicable margin. Prior to the effective date of the first drilling contract in respect of a Drillship, the applicable margin under the relevant Term Loan made available to a Borrower is 4% per annum. Subsequent to the effective date of the first drilling contract in respect of such Borrower’s Drillship and until 12 months after delivery of all four Drillships, the applicable margin is 3.5% per annum. Subsequent to 12 months after the delivery of all four Drillships, the applicable margin is based on the Borrowing Group’s historical debt service coverage ratio. If the ratio is not greater than 125%, the Applicable Margin is 3.5% per annum. If the ratio is greater than 125%, the applicable margin is 3% per annum.

Borrowings under the two bridge loans for the Pacific Scirocco and the Pacific Mistral bear interest at LIBOR plus 4.75% per annum and mature on the earlier of (i) the date on which Pacific Mistral Ltd. or Pacific Scirocco Ltd. (as applicable) enter into a drilling contract, (ii) the commencement date of the Pacific Santa Ana drilling contract or (iii) October 31, 2011. In July 2011, the Company entered into a drilling contract for the Pacific Scirocco. In August 2011, the Company entered into a drilling contract for the Pacific Mistral. As such, we have classified borrowings under the two bridge loans as long-term debt because of our intent and ability to refinance the debt on a long-term basis under our existing Scirocco Term Loan and Mistral Term Loan facilities.

The Project Facilities Agreement requires the Borrowers to pay a quarterly commitment fee until the end of the availability period on the undrawn amounts available under the Project Facilities Agreement. The commitment fee is computed at the rate of 50% of the applicable margin per annum.

The Commercial Tranche under the Term Loan Facility matures on October 31, 2015 and the GIEK Tranche and the KEXIM Tranche each mature on October 31, 2019. The GIEK Tranche and the KEXIM Tranche each contain put options exercisable if GIEK and KEXIM do not receive timely refinancing for the Commercial Tranche or if the Commercial Tranche is not refinanced on terms acceptable to GIEK and KEXIM. If the GIEK and KEXIM Tranche put options are exercised, it would require full prepayment of the relevant GIEK and KEXIM Tranche proportion of all loans outstanding without any premium, penalty or fees of any kind on the maturity date of the Commercial Tranche.

Amortization payments are required every six months and commence six months after the delivery date of each drillship, but only if a drilling contract has been signed by such date. Otherwise, amortization payments commence on the date falling six months after the signing of a drilling contract or as otherwise approved by the lenders. Interest is generally payable every three months. The Commercial Tranche requires a residual debt payment of $200 million at maturity for each Term Loan. Borrowings under the Commercial Tranche may be prepaid in whole or in part with a 1% penalty on the amount prepaid if such prepayment takes place within one year after the delivery of the fourth Drillship and no penalty thereafter. Borrowings under the GIEK Tranche and the KEXIM Tranche may be prepaid in whole or in part with a 0.5% penalty. Borrowings under the Project Facilities Agreement are subject to acceleration upon the occurrence of events of default.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

In November 2010, Pacific Bora Ltd. borrowed the maximum amount available under the Bora Term Loan of $450 million. As of June 30, 2011, we have outstanding principal of $425 million, $200 million, $200 million and $106 million under the Bora Term Loan, the Mistral Term Loan, the Scirocco Term Loan and the Santa Ana Term Loan, respectively. During the six months ended June 30, 2011, the Company incurred and capitalized interest expense of $26.1 million on the Term Loans and commitment fees on the undrawn amounts available under the PFA.

The Bora Term Loan requires us to make ten amortization payments of $25.0 million every six months commencing in April 2011, with the residual debt payment of $200 million due in October 2015.

The indebtedness under the Project Facilities Agreement is guaranteed by the Guarantor. In conjunction with entering the Project Facilities Agreement and in relation to the Guarantor’s transfer of its TPDI investment, a subsidiary of the Quantum Pacific Group has guaranteed to the lenders that any proceeds from the exercise of the put option relating to the equity interest in TPDI will be used to prepay or secure the Project Facilities Agreement. The obligations of the Borrowers under the Term Loan Facility are joint and several. The Project Facilities Agreement is secured by several collateral components, which are usual and customary for facilities of this type, size and purpose. The security provided to the lenders is cross-collateralized across all Term Loans and comprises assignments of refund guarantees, shipbuilding contracts and insurances, a first preferred mortgage over each Drillship and other types of collateral.

The Project Facilities Agreement requires compliance with certain affirmative and negative covenants that are customary for such financings. These include, but are not limited to, restrictions on (i) the ability of each of the Borrowers to pay dividends to its shareholder or to sell assets and (ii) the ability of the Borrowing Group to incur additional indebtedness or liens, make investments or transact with affiliates (except for certain specified exceptions). The Borrowers are restricted in their ability to transfer their net assets to the Guarantor whether in the form of dividends, loans or advances. As of June 30, 2011 and December 31, 2010, the Borrowing Group held $1.5 billion of restricted net assets.

The Guarantor (through the Borrowing Group) is also required to (i) enter into and maintain drilling contracts for each drillship (except as permitted by the Waiver Letter), (ii) maintain cash account balances reserved for debt service payments, (iii) maintain Guarantor liquidity and (iv) maintain contributed equity above certain levels and to meet a required level of collateral maintenance whereby the aggregate appraised collateral value must not be less than a certain percentage of the total outstanding balances and commitments under the Project Facilities Agreement.

The Project Facilities Agreement also requires compliance by the Guarantor with financial covenants including (i) a projected debt service coverage ratio of the Borrowing Group, (ii) a historical debt service coverage ratio of the Borrowing Group, (iii) a maximum leverage ratio of the Guarantor and (iv) minimum liquidity requirements of the Guarantor. The Project Facilities Agreement requires that the Guarantor maintain (i) a projected (looking forward over the following twelve months) debt service coverage ratio of at least 1.1x through June 30, 2012 and 1.2x thereafter; (ii) a historical (looking back over the preceding twelve months) debt service coverage ratio of at least 1.1x through December 31, 2013 and 1.2x thereafter; (iii) a maximum leverage ratio of 65% and (iv) a minimum liquidity of $50 million after the delivery of all four Drillships. We were in compliance with all covenants as of June 30, 2011.

Within 60 days after the first drawdown under such Term Loan, each Borrower is also required under the Project Facilities Agreement to hedge 75% of outstanding and available balances against floating interest rate exposure.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The Project Facilities Agreement contains events of default that are usual and customary for a financing of this type, size and purpose.

As of June 30, 2011, maturities of long-term debt are as follows:

Twelve months ending June 30,	(In thousands)
Year ended 2012	$50,000
Year ended 2013	50,000
Year ended 2014	50,000
Year ended 2015	50,000
Year ended 2016	731,000

Note 6—Shareholders’ equity

On March 11, 2011, Pacific Drilling S.A. was incorporated under the form of a société anonyme governed by the laws of the Grand Duchy of Luxembourg with a share capital of $50,000 represented by 50,000 common shares, no par value.

On March 23, 2011, Quantum Pacific Group was assigned all outstanding principal and accrued interest of the related-party loan in the amount of $142.8 million, which was then converted to equity in the Company by means of it being contributed as additional consideration for the existing shares held by it as sole shareholder of the Company.

On March 30, 2011, the Company assigned its interests in TPDI’s equity, promissory notes to Joint Venture and accrued interest on promissory notes from Joint Venture to a subsidiary of the Quantum Pacific Group. The assignment was recorded and presented as a dividend in-kind within our consolidated financial statements.

Additionally, on March 30, 2011, the Board of Pacific Drilling S.A. resolved to split the 50,000 incorporation common shares into 5,000,000 common shares, no par value. The Board also resolved for Quantum Pacific (Gibraltar) Limited to become the indirect sole shareholder of all issued Pacific Drilling Limited common shares in exchange for the issuance of 145,000,000 common shares of Pacific Drilling S.A. Further, on March 30, 2011, the shareholder held a general meeting to approve amending the Company’s Articles to authorize the Board of Directors, for a period of five years, to issue up to $50,000,000 of share capital (inclusive of current share capital of the Company).

On April 5, 2011, Pacific Drilling S.A. completed a private placement of 60,000,000 common shares for net proceeds of approximately $575.5 million, $0.01 par value.

As of June 30, 2011, the Company’s share capital consisted of 5,000,000,000 shares authorized and 210,000,000 issued and outstanding of which approximately 71% is held by Quantum Pacific (Gibraltar) Limited.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Note 7—Earnings per share

In computing earnings per common share, the reported share and per share amounts has been retrospectively restated to reflect the Restructuring that occurred on March 30, 2011 for the six month period ended June 30, 2010. The total basic shares outstanding for the six months ended June 30, 2010 is 150,000,000 common shares. The following reflects the income and the share data used in the basic and diluted earnings per share computations:

	For the six months ended June 30,
	(in thousands, except share data)
	2011	2010
Net (loss) income	$(3,413)	$15,969
Weighted average number of common shares outstanding	178,839,779	150,000,000

Basic and diluted earnings per common share	$(0.02)	$0.11

For the six months ended June 30, 2011, the computation of diluted earnings per common share excludes shares of potentially dilutive common shares related to stock options because their effects are anti-dilutive. For the six months ended June 30, 2010, the computation of diluted earnings per common share excludes shares of potentially dilutive common shares related to stock options because the Company anticipated settling those stock options in cash.

Note 8—Share-based compensation

On March 31, 2011, as part of the Restructuring, the Company cancelled its existing stock incentive option plan, the Pacific Drilling Limited 2009 Omnibus Stock Incentive Plan (the “2009 Stock Plan”). Further, the Board approved the creation of the Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (the “2011 Stock Plan”), which provides for issuance of common stock options, as well as share appreciation rights, restricted shares, restricted share units and other equity based or equity related awards to directors, officers, employees and consultants. The Board also resolved that 7.2 million common shares of Pacific Drilling S.A. be reserved and authorized for issuance pursuant to the terms of the 2011 Stock Plan.

In conjunction with the Restructuring and cancellation of stock option grants under the 2009 Stock Plan, the Company issued 1,471,601 common stock options in Pacific Drilling S.A. as a replacement of the 2010 and 2009 stock options. The replacement awards were recorded as a modification of an existing award. As exercises of replacement awards will be settled in common shares, the $2.3 million liability for stock options issued under the 2009 Stock Plan on the date of modification was extinguished and the balance reclassified to additional paid-in capital. Additionally, on March 31, 2011, the Company granted 1,329,710 common stock options to certain executives and employees pursuant to the 2011 Stock Plan.

The 2009 replacement option grants vest 50%, 25% and 25% on March 31, 2011, 2012, and 2013, respectively. The 2010 replacement option grants and the 2011 option grants vest 25% annually over four years on March 31, 2011 and March 31, 2012, respectively. The 2009 replacement option grants, 2010 replacement option grants and the 2011 option grants were issued at an exercise price of $10.00 and have a 10 year contractual term.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model utilizing the assumptions noted in the table below. Expected volatility is based on implied volatilities from the expected volatility of a representative group of our publicly listed industry peer group as the historical volatility of the Company does not provide a reasonable basis for estimating volatility. The expected terms of the

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

options is calculated using the simplified method as the historical option exercise experience of the Company does not provide a reasonable basis for estimating expected term. The risk free interest rates are determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options.

The fair value of the 2011, 2010 and 2009 stock option grants as of March 31, 2011, the date of modification and grant, was calculated using the following assumptions:

	2011 stock options	2010 stock options	2009 stock options
Expected volatility	52%	53%	53%
Expected term (in years)	6.25	6.00	5.75
Expected dividends	—	—	—
Risk-free interest rate	2.65%	2.57%	2.49%

A summary of option activity under the 2011 Stock Plan as of and for the six months ended June 30, 2011 is as follows:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding—January 1, 2011	—	$—
Granted	2,801,311	10
Exercised	—
Cancelled	—	—
Forfeited or expired	—

Outstanding—June 30, 2011	2,801,311	$10	9.8

Exercisable—June 30, 2011	474,490	$10	9.8

There were no options exercised during the six months ended June 30, 2011 and 2010. As of June 30, 2011, total compensation costs related to nonvested awards not yet recognized is $11.4 million and is expected to be recognized over 3.75 years.

During the six months ended June 30, 2011 and 2010, compensation expense recognized related to share-based arrangement grants totaled $2.6 million and $0.4 million, respectively, and is recorded in general and administrative expenses in our consolidated statements of operations.

Note 9—Derivatives

Pacific Drilling is currently exposed to market risk from changes in interest rates. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in interest rates and to meet our debt covenant requirements. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

On January 14, 2011, Pacific Drilling entered into an interest rate swap to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the Pacific Bora Term Loan. Pacific Drilling designated the interest rate swap as a cash flow hedge for accounting purposes. The interest rate swap pays fixed rate interest of 1.83% and receives LIBOR. The notional amount hedges 100% of outstanding borrowings under the Pacific Bora Term Loan. The interest rate swap expires October 31, 2015.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

On February 11, 2011, Pacific Drilling entered into an interest rate swap to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the Pacific Santa Ana Term Loan. Pacific Drilling designated the interest rate swap as a cash flow hedge for accounting purposes. The interest rate swap pays fixed rate interest of 2.39% and receives LIBOR. The notional amount hedges 100% of outstanding commitments and borrowings under the Pacific Santa Ana Term Loan. The interest rate swap expires October 31, 2015.

On May 6, 2011, Pacific Drilling entered into an interest rate swap to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the Pacific Scirocco Term Loan. Pacific Drilling designated the interest rate swap as a cash flow hedge for accounting purposes. The interest rate swap pays fixed rate interest of 1.87% and receives LIBOR. The notional amount hedges $375 million of outstanding commitments and borrowings under the Pacific Scirocco Term Loan. The interest rate swap expires October 31, 2015.

On May 31, 2011, Pacific Drilling entered into an interest rate swap to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the Pacific Mistral Term Loan. Pacific Drilling designated the interest rate swap as a cash flow hedge for accounting purposes. The interest rate swap pays fixed rate interest of 1.6% and receives LIBOR. The notional amount hedges $375 million of outstanding commitments and borrowings under the Pacific Mistral Term Loan. The interest rate swap expires October 31, 2015.

The table below provides data about the fair values of derivatives that are designated as hedge instruments as of June 30, 2011 and December 31, 2010:

Derivatives designated as hedging instruments	Derivative Assets (in thousands) Balance sheet location	June 30, 2011	December 31, 2010
Long-term—Interest rate swaps	Other assets	$3,297	$—

Derivatives designated as hedging instruments	Derivative Liabilities (in thousands) Balance sheet location	June 30, 2011	December 31, 2010
Short-term—Interest rate swaps	Derivative liabilities, current	$21,068	$—
Long-term—Interest rate swaps	Other long-term liabilities	$5,965	$—

Total		$27,033	$—

As of June 30, 2011, the Company expects to reclassify a net loss of $11.6 million into earnings within the next twelve months.

The following table summarizes the cash flow hedge gains and losses and their locations on the consolidated balance sheet as of June 30, 2011 and consolidated statements of operations for the six months ended June 30, 2011 and 2010 (in thousands):

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in equity		Amount reclassified from accumulated OCI into income		Amount recognized in income (ineffective portion and amount excluded from effectiveness testing)
	2011	2010	2011	2010	2011	2010
Interest rate swaps	$(25,396)	$—	$—	$—	$—	$—

For the six months ended June 30, 2011, there have been no amounts reclassified from accumulated other comprehensive income into income as the hedged item, interest, has not been recognized in earnings as such amounts are capitalized within assets under construction. Additionally, for the six months ended June 30, 2011,

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

there have been no ineffective amounts recognized in income resulting from our hedge effective measurements. The Company did not have derivative hedge instruments in 2010.

There were no undesignated hedging derivative instruments as of June 30, 2011 and December 31, 2010 and for the six months ended June 30, 2011 and 2010.

Note 10—Fair value measurements

We have estimated fair value by using appropriate valuation methodologies and information available to management as of June 30, 2011 and December 31, 2010. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

The estimated fair value of accounts receivable, accounts payable and accrued expenses approximates their carrying value due to their short-term nature. Additionally, the estimated fair value of current and noncurrent restricted cash approximates its carrying value as it consists of cash and cash equivalent balances. The estimated fair value of our Project Facilities Agreement debt approximates carrying value because the variable rates approximate current market rates.

The following table presents the carrying value and estimated fair value of our financial instruments recognized at fair value on a recurring basis:

	June 30, 2011
		Fair value measurements using
	Carrying Value	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Interest rate swaps	$3,297	—	3,297	—
Liabilities:
Interest rate swaps	$27,033	—	27,033	—

We use an income approach to value assets and liabilities for outstanding interest rate swaps. These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates. The determination of the fair values above incorporates various factors, including the impact of the counterparty’s non-performance risk with respect to the Company’s financial assets and the Company’s non-performance risk with respect to the Company’s financial liabilities. The Company has not elected to offset the fair value amounts recognized for multiple derivative instruments executed with the same counterparty, but report them gross on its consolidated balance sheets.

Refer to Note 9 for further discussion of the Company’s use of derivative instruments and their fair values.

Note 11—Related-party transactions

As presented in our consolidated financial statements and described in Note 6, the Company had a related-party loan payable. During the six months ended June 30, 2011 and 2010, the Company borrowed $142.2 million and $235.3 million and capitalized interest expense of $0.6 million and $27.4 million on the related-party loan, respectively. On March 23, 2011, all outstanding related–party loan principal and accrued interest, in the amount of $142.8 million, was converted into equity of Pacific Drilling Limited.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

As presented in our consolidated financial statements and described in Note 4, the Company entered into promissory note agreements with TPDI and Transocean to fund TPDI. The promissory notes accrue interest at LIBOR plus 2% per annum. As of June 30, 2011 and December 31, 2010, promissory notes to the Joint Venture were $0 and $139.9 million, respectively. During the six months ended June 30, 2011 and 2010, the Company recorded related-party interest income from the Joint Venture of $0.5 million and $1.0 million on the promissory notes, respectively. As of June 30, 2011 and December 31, 2010, the accrued interest receivable on these promissory notes was $0 and $5.5 million, respectively.

The Company executed a noncancelable operating lease in September 2009 for office space in Singapore for a period of 28 months with Tanker Pacific Management (Singapore) PTE Ltd. (“Tanker Pacific”), which may be considered an affiliated company. During the six months ended June 30, 2011 and 2010, rent expense under this lease was $0.1 million and $0.2 million, respectively. The Company also has an agreement with Tanker Pacific for the use of the services of certain Tanker Pacific employees on an ad hoc basis. During the six months ended June 30, 2011 and 2010, expenses for the services of Tanker Pacific employees used by the Company under this arrangement were $0.1 million and $0.3 million, respectively.

On March 30, 2011, we transferred our equity interest in TPDI, including promissory notes, to a subsidiary of the Quantum Pacific Group. We did not receive any consideration for the transfer. In connection with the TPDI Transfer, we entered into a management agreement pursuant to which we will provide day-to-day oversight and management services with respect to the Quantum Pacific Group’s equity interest in TPDI for a fee of $4,000 per drillship per day, or $8,000 per day. Unless terminated earlier in accordance with its terms, the management agreement will remain in full force and effect in perpetuity. During the six months ended June 30, 2011 and 2010, management fee income of $0.7 million and $0, respectively, was recorded in other income (expense) within our consolidated statements of operations.

The joint venture agreements relating to TPDI provide Quantum Pacific Group with a put option that allows it to exchange its 50% interest in TPDI for shares of Transocean Ltd. or cash at a purchase price based on an appraisal of the fair value of the two vessels owned by TPDI, subject to various customary adjustments. In conjunction with the TPDI Transfer and a related amendment to the Project Facilities Agreement, a subsidiary of the Quantum Pacific Group guaranteed to the lenders that any proceeds from the exercise of the put option relating to the equity interest in TPDI will be used to prepay or secure the Amended Project Facilities Agreement. In consideration for this guarantee, we agreed to pay the Quantum Pacific Group a fee of 0.25% per annum on the outstanding borrowings on the Project Facilities Agreement. During the six months ended June 30, 2011 and 2010, guarantee fees of $0.5 million and $0, respectively, were recorded to property and equipment as capitalized interest costs.

We have marketing and logistic services agreements with Derotech, a Company which may be considered an affiliate. During the six months ended June 30, 2011 and 2010, we incurred fees of $0.7 million and $0 under the marketing and logistic services agreements, respectively.

In connection with the Pacific Santa Ana and the Pacific Bora contracts with Chevron, the Quantum Pacific Group has guaranteed, subject to certain excuses from guarantee, prompt and proper performance by us of all obligations under the drilling contract. The Quantum Pacific Group guarantee to Chevron includes any payments due to Chevron, indemnification with respect to certain intellectual property, satisfaction of any patent infringement judgment and a provision to substitute a drilling unit if one is available on substantially similar terms and the Pacific Santa Ana or the Pacific Bora is rendered unavailable.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Note 12—Supplemental cash flow information

During the six months ended June 30, 2011 and 2010, we paid income taxes of $0.3 million and $0, respectively.

Capital expenditures in our consolidated statements of cash flows include the effect of changes in accrued capital expenditures, which are capital expenditures that were accrued but unpaid at period end. We have included these amounts in accounts payable, accrued expenses and accrued interest in our consolidated balance sheets as of June 30, 2011 and 2010. During the six months ended June 30, 2011 and 2010, capital expenditures excludes the effects of changes in accrued capital expenditures of $(3.6) million and $36.0 million in our consolidated statements of cash flows, respectively.

During the six months ended June 30, 2011 and 2010, non-cash amortization of deferred financing costs totaling $7.1 million and $0, respectively, were capitalized to property and equipment. Accordingly, these amounts are excluded from capital expenditures in our consolidated statements of cash flows for the six months ended June 30, 2011 and 2010.

Note 13—Liquidity

The Company’s funding has been provided to date through a combination of borrowings from affiliated entities and third party lenders, equity contributions from and issuances to our parent and our private placement of 60,000,000 common shares for net proceeds of approximately $575.5 million. The Company’s liquidity requirements relate to ongoing significant funding investments in the newbuild ultra-deepwater drillships, servicing debt, funding working capital requirements and maintaining adequate cash reserves to mitigate the effects of fluctuations in operating cash flows.

During 2010 and 2011, the Company took delivery of three of its ultra-deepwater drillships and expects to take delivery of the other ultra-deepwater drillship in 2011. For each of those four ultra-deepwater drillships, the Company has secured drilling contracts. Additionally, the Pacific Bora commenced drilling operations in August 2011 and we expect the three other ultra-deepwater drillships to commence drilling operations throughout the remainder of 2011 and prior to the end of the first quarter of 2012.

Primary sources of funds for the Company’s short-term liquidity needs will be cash flow from operations, available cash balances and borrowings under the Project Facilities Agreement. The Company’s liquidity needs fluctuate depending on a number of factors, including, among others, demand for services, dayrates received and operating costs.

The Company believes that borrowings under the Project Facilities Agreement together with cash on hand and cash flows from operations will provide sufficient liquidity over the next twelve months to fund the Company’s working capital needs, debt repayments, and anticipated capital expenditures, including progress payments for the Company’s ultra-deepwater drillship construction projects.

The Company’s ability to meet long-term liquidity requirements will depend in large part on our future performance, which is subject to many factors beyond our control, as well as our ability to secure additional financing for the Pacific Khamsin and the Pacific Sharav.

Note 14—Subsequent events

On July 13, 2011, we entered into a temporary Standby Letter of Credit (“SBLC”) facility to support the Temporary Importation (“TI”) bond for the Pacific Bora required in Nigeria. Under the SBLC facility, a Letter of

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Credit (“LC”) was issued for the benefit of Citibank Nigeria denominated in the Nigerian currency, Naira, in the amount of approximately $96 million. This LC provides credit support for the TI bond that was issued by Citibank Nigeria in favor of the Government of Nigeria Customs Service in connection with the entry of the Pacific Bora into Nigerian territorial waters. The SBLC facility will expire after a one-year period and will be renewable for additional one-year terms based on the initial contract term of each vessel. Our obligations under the temporary SBLC facility are secured by a $50 million cash deposit and a guaranty from the Quantum Pacific Group.

In August 2011, the Company secured a drilling contract with a subsidiary of Petróleo Brasileiro S.A. for the Pacific Mistral.

In September 2011, the Company converted the $200 million Scirocco bridge loan into borrowings under the Scirocco Term Loan. Additionally, the Company borrowed $175 million from the remaining amount available under the Scirocco Term Loan.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Pacific Drilling S.A.:

We have audited the accompanying balance sheet of Pacific Drilling S.A. (the Company) as of March 11, 2011. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Pacific Drilling S.A. as of March 11, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

August 15, 2011

PACIFIC DRILLING S.A.

Balance Sheet

(in thousands, except share amounts)

March 11, 2011
Assets:
Cash and cash equivalents	$100

Total current assets	$100

Liabilities and shareholder’s equity:
Amount due to affiliate	$50

Total current liabilities	$50

Shareholder’s equity:
Common shares, no par value, 50,000 shares authorized, issued and outstanding as of March 11, 2011	$50

Total shareholder’s equity	$50

Total liabilities and shareholder’s equity	$100

See accompanying notes to financial statement.

PACIFIC DRILLING S.A.

Notes to Financial Statement

Note 1—Nature of business

On March 11, 2011, Pacific Drilling S.A. (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) was formed as a Luxembourg company under the form of a société anonyme to, among other things, facilitate a private placement of the Company. Pacific Drilling S.A. acts as a holding company for Pacific Drilling Gibraltar Limited, which acts a holding company for Pacific Drilling Limited. Following March 11, 2011, the company became the indirect sole shareholder of Pacific Drilling Limited in exchange for the issuance of Pacific Drilling S.A. common shares (Note 4).

Note 2—Summary of significant accounting policies

Basis of presentation—Our accompanying financial statements have been prepared on a parent company only standalone basis as of March 11, 2011, the formation date of the Company. Our fiscal year end date will be December 31.

Cash and cash equivalents—Cash equivalents are highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash.

Amount due to affiliate—Amount due to affiliate consists of intercompany funding received from an affiliate, which will be eliminated in our consolidated financial statements. The amount consists of unsecured payables for funding advances and is non-interest bearing.

Subsequent events—We have evaluated subsequent events through the date the financial statement was issued. See Note 4.

Note 3—Shareholder’s equity

On March 11, 2011, Pacific Drilling S.A. was incorporated under the form of a société anonyme governed by the laws of the Grand Duchy of Luxembourg with a share capital of $50,000 represented by 50,000 common shares, no par value. The sole shareholder of the 50,000 common shares is Quantum Pacific (Gibraltar) Limited, which is a subsidiary of Quantum Pacific International Limited.

Note 4—Subsequent events

On March 30, 2011, the Board of Pacific Drilling S.A. resolved to split the 50,000 incorporation common shares into 5,000,000 common shares, no par value. Further, the Board resolved for Quantum Pacific (Gibraltar) Limited to become the indirect sole shareholder of all issued Pacific Drilling Limited common shares in exchange for the issuance of 145,000,000 common shares of Pacific Drilling S.A.

On March 30, 2011, the shareholder held a general meeting to approve amending the Company’s Articles to authorize the Board of Directors, for a period of five years, to issue up to $50,000,000 of share capital (inclusive of current share capital of the Company).

As of March 31, 2011, the common shares of Pacific Drilling S.A. consisted of 5,000,000,000 shares authorized and 150,000,000 shares issued and outstanding with $0.01 par value.

On April 5, 2011, Pacific Drilling S.A. completed a private placement of 60,000,000 common shares for gross proceeds of $600 million, $0.01 par value. Following completion of the private placement, the Company’s share capital consisted of 5,000,000,000 shares authorized and 210,000,000 issued and outstanding of which approximately 71% is held by Quantum Pacific (Gibraltar) Limited.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Pacific Drilling S.A.:

We have audited the accompanying consolidated balance sheets of Pacific Drilling S.A. and Subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income, shareholder’s equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Transocean Pacific Drilling Inc. (TPDI—a 50% owned unconsolidated investee company). The Company’s investment in TPDI at December 31, 2010 and 2009 was $46,832,000 and $7,975,000, respectively, and its equity in earnings (losses) of TPDI was $56,307,000, $4,291,000, and $(679,000) for the years ended December 31, 2010, 2009, and 2008, respectively. The financial statements of TPDI were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TPDI, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Drilling S.A. and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

August 12, 2011, except for notes 1 and 2 to the consolidated financial statements as to which the date is October 28, 2011.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	December 31,
	2010	2009
Assets:
Cash and cash equivalents	$40,307	$7,425
Restricted cash	6,987	50
Accounts receivable—other	17,527	—
Accrued interest on promissory notes from Joint Venture	5,487	3,514
Materials and supplies	7,955	—
Deferred financing costs	12,056	—
Deferred taxes	764	82
Prepaid expenses and other current assets	3,114	142

Total current assets	94,197	11,213

Property and equipment, net	1,893,425	927,556
Investment in Joint Venture	46,832	7,975
Notes receivable from Joint Venture	139,882	139,882
Restricted cash	54,695	665
Deferred financing costs	42,891	—
Deferred taxes	27	—

Total assets	$2,271,949	$1,087,291

Liabilities and shareholder’s equity:
Accounts payable	$6,772	$959
Accrued expenses	9,424	1,408
Current portion of long-term debt	50,000	—
Accrued interest payable	12,510	4,838
Current portion of deferred revenue	1,009	—

Total current liabilities	79,715	7,205

Long-term debt, net of current maturities	400,000	—
Related-party loan	—	832,642
Accrued interest payable on related-party loan	—	39,019
Deferred taxes	420	82
Deferred revenue	11,946	—
Other long-term liabilities	4,661	594

Total long-term liabilities	417,027	872,337

Commitments and contingencies (Note 12)
Shareholder’s equity
Common shares, $0.001 par value, 2,000,000 and 820,000 shares authorized, 1,920,761 and 805,000 shares issued and outstanding as of December 31, 2010 and 2009, respectively	2	1
Additional paid-in capital	1,697,608	150,000
Accumulated other comprehensive (loss) income	(13,458)	3,992
Retained earnings	91,055	53,756

Total shareholder’s equity	1,775,207	207,749

Total liabilities and shareholder’s equity	$2,271,949	$1,087,291

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands)

	Years Ended December 31,
	2010	2009	2008
General and administrative expenses	$(19,715)	$(8,824)	$(1,589)
Depreciation expense	(395)	(134)	—

Operating loss	(20,110)	(8,958)	(1,589)
Equity in earnings (losses) of Joint Venture	56,307	4,291	(679)
Interest income from Joint Venture	1,973	2,141	7,763
Interest expense	(858)	—	—
Other (expense) income	(62)	274	—

Income (loss) before income taxes	37,250	(2,252)	5,495
Income tax benefit (expense)	49	(31)	(4)

Net income (loss)	$37,299	$(2,283)	$5,491

Earnings (loss) per common share, basic and diluted (Note 17)	$0.25	$(0.02)	$0.04
Weighted average number of common shares, basic and diluted (Note 17)	150,000,000	150,000,000	150,000,000

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(in thousands)

	Years Ended December 31,
	2010	2009	2008
Net income (loss)	$37,299	$(2,283)	$5,491

Other comprehensive income (loss):
Unrecognized (loss) gain on derivative instruments	(5,911)	10,369	—
Recognized loss on derivative instruments	(11,539)	(6,377)	—

	(17,450)	3,992	—

Total comprehensive income	$19,849	$1,709	$5,491

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Shareholder’s Equity

(in thousands, except share amounts)

	Common shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Shares	Amount
Balance at December 31, 2007	500	$—	$—	$—	$50,549	$50,549
Contribution from shareholder	—	—	150,000	—	—	150,000
Net income	—	—	—	—	5,491	5,491

Balance at December 31, 2008	500	—	150,000	—	56,040	206,040

Common shares dividend	804,500	1	—	—	(1)	—
Other comprehensive income	—	—	—	3,992	—	3,992
Net loss	—	—	—	—	(2,283)	(2,283)

Balance at December 31, 2009	805,000	1	150,000	3,992	53,756	207,749

Contribution from shareholder	—	—	655,000	—	—	655,000
Issuance of shares upon conversion of related-party loan	1,115,761	1	892,608	—	—	892,609
Other comprehensive loss	—	—	—	(17,450)	—	(17,450)
Net income	—	—	—	—	37,299	37,299

Balance at December 31, 2010	1,920,761	$2	$1,697,608	$(13,458)	$91,055	$1,775,207

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2010	2009	2008
Cash flow from operating activities:
Net income (loss)	$37,299	$(2,283)	$5,491
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest income from Joint Venture	(1,973)	(2,141)	(7,763)
Depreciation expense	395	134	—
Equity in (earnings) losses of Joint Venture	(56,307)	(4,291)	679
Deferred income taxes	(371)	—	—
Share-based compensation expense	65	594	—
Changes in operating assets and liabilities:
Accounts receivable—other	(17,527)	—	—
Materials and supplies	(7,955)	—	—
Prepaid expenses and other current assets	(2,972)	(102)	(40)
Accounts payable and accrued expenses	6,252	824	643
Deferred revenue	12,955	—	—

Net cash used in operating activities	(30,139)	(7,265)	(990)

Cash flow from investing activities:
Capital expenditures	(883,853)	(146,082)	(677,971)
Contributions to Joint Venture	—	(37,249)	(92,620)
Proceeds from Joint Venture	—	—	220,288
Restricted cash deposits	(60,967)	(715)	—
Interest received	—	—	16,198

Net cash used in investing activities	(944,820)	(184,046)	(534,105)

Cash flow from financing activities:
Proceeds from long-term debt	450,000	—	—
Deferred financing costs	(57,995)	—	—
Proceeds from related-party loan	685,280	198,645	535,186
Payments on related-party loan	(69,444)	—	—

Net cash provided by financing activities	1,007,841	198,645	535,186

Increase in cash and cash equivalents	32,882	7,334	91
Cash and cash equivalents, beginning of period	7,425	91	—

Cash and cash equivalents, end of period	$40,307	$7,425	$91

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1—Nature of operations

Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling company committed to becoming a preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification drillships. The Company’s primary business is to contract its drilling rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for its customers. As of December 31, 2010, we directly owned four ultra-deepwater drillships under construction.

Pacific Drilling S.A. was formed as a Luxembourg corporation under the form of a société anonyme to act as an indirect holding company for its predecessor, Pacific Drilling Limited (our “Predecessor”), a company organized under the laws of Liberia, and its subsidiaries in connection with a corporate reorganization completed on March 30, 2011, referred to as the “Restructuring.” In connection with the Restructuring, our Predecessor was contributed to a wholly owned subsidiary of the Company by a subsidiary of Quantum Pacific International Limited, a British Virgin Islands company and parent company of an investment holdings group (the “Quantum Pacific Group”). The Company did not engage in any business or other activities prior to the Restructuring except in connection with its formation and the Restructuring. The Restructuring was limited to entities that were all under the control of the Quantum Pacific Group and its affiliates, and, as such, the Restructuring was accounted for as a transaction between entities under common control. The sole shareholder of the Predecessor was Gladebrooke Holdings Limited (“Gladebrooke”) until May 26, 2009, when Pacific Drilling underwent a change in shareholder, whereby Quantum Pacific International Limited (“Quantum”) became the sole shareholder of the Predecessor (Note 9).

The Predecessor also owns a 50% interest in Transocean Pacific Drilling Inc. (“TPDI” or the “Joint Venture”), an entity incorporated in the British Virgin Islands on October 18, 2007 (Note 4). The purpose of the Joint Venture is to construct, own, and operate or charter two ultra-deepwater drillships. Following December 31, 2010, the Predecessor assigned its equity interest in TPDI to a subsidiary of Quantum (Note 20).

Note 2—Summary of significant accounting policies

Principles of consolidation—The consolidated financial statements include the accounts of Pacific Drilling S.A. and consolidated subsidiaries that we control by ownership of a majority voting interest. We apply the equity method of accounting for investments in entities when we have the ability to exercise significant influence over an entity that does not meet the variable entity criteria or meets the variable interest entity criteria, but for which we are not deemed to be the primary beneficiary. We eliminate all intercompany transactions and balances in consolidation.

The Restructuring is a business combination of entities under common control. As such, the consolidated financial statements of Pacific Drilling S.A. as of December 31, 2010 and 2009 and for the three-year period ended December 31, 2010 are presented using the historical values of the Predecessor’s financial statements on a combined basis. The financial statements for each of the years in the three-year period ended December 31, 2010 present the results of the Company and its subsidiaries as if Pacific Drilling S.A. was formed and the Restructuring was completed on January 1, 2008.

Accounting estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Revenue recognition—Contract drilling revenues will be recognized as earned, based on contractual dayrates. In connection with drilling contracts, we may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to rigs. Revenues earned and incremental costs incurred directly related to contract preparation and mobilization are deferred and recognized over the primary term of the drilling contract. Upon completion of drilling contracts, any demobilization fees received and related expenses are reported in income. Amortization of deferred revenue is recorded on a straight-line basis over the primary drilling contract term, which is consistent with the general pace of activity, level of services being provided and dayrates being earned over the life of the contract.

We will record reimbursements received for the purchase of supplies, equipment, personnel services and other services provided at the request of our customers in accordance with a contract or agreement, for the gross amount billed to the customer, as revenues related to reimbursable expenses. Reimbursements received for capital expenditures are deferred and recognized over the primary contract term of the drilling project. The actual cost incurred for capital expenditure is depreciated over the estimated useful life of the asset.

Cash and cash equivalents—Cash equivalents are highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash.

Accounts receivable—We record trade accounts receivable at the amount we invoice our customers.

Promissory notes to Joint Venture—Contributions in the form of promissory notes to the Joint Venture are recorded at cost. The accrued interest on promissory notes from our Joint Venture is recorded at the amount due. Interest income from the Joint Venture is earned on the promissory notes based on the stated loan rates as discussed in Note 4.

Allowance for doubtful accounts—We provide an allowance for doubtful accounts, as necessary, based on a review of outstanding receivables, historical collection information and existing economic conditions. We do not generally require collateral or other security for receivables. We have no allowance for doubtful accounts as of December 31, 2010 and 2009.

Materials and supplies—Materials and supplies held for consumption are carried at the lower of average cost or market. We recorded no allowance for obsolescence on materials and supplies as of December 31, 2010 and 2009.

Property and equipment—Deepwater drillships are recorded at cost of construction, including any major capital improvements, less accumulated depreciation and impairment. Other property and equipment is recorded at cost and consists of purchased software systems, furniture, fixtures and other equipment. Planned major maintenance, ongoing maintenance, routine repairs and minor replacements are expensed as incurred.

Interest costs incurred on new borrowings attributable to qualifying new construction are capitalized. We capitalize interest costs for qualifying new construction from the point borrowing costs are incurred for the qualifying new construction and cease when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Property and equipment are depreciated to its salvage value on a straight-line basis over the estimated useful lives of each class of assets. As of December 31, 2010, the construction of the Company’s deepwater drillships is ongoing. As such, no depreciation has been recorded for drillships and related equipment during 2010, 2009 and 2008. Our estimated useful lives of property and equipment are as follows:

Years
Drillships and related equipment	15-35
Other property and equipment	2-7

Long-lived assets—We review our long-lived assets, including property and equipment, for impairment when events or changes in circumstances indicate that the carrying amounts of our assets held and used may not be recoverable. Potential impairment indicators include rapid declines in commodity prices and related market conditions, actual or expected declines in rig utilization, increases in idle time, cancellations of contracts or credit concerns of customers. We assess impairment using estimated undiscounted cash flows for the long-lived assets being evaluated by applying assumptions regarding future operations, market conditions, dayrates, utilization and idle time. An impairment loss is recorded in the period if the carrying amount of the asset is not recoverable. During 2010, 2009 and 2008, there were no long-lived asset impairments.

Investment accounted for using the equity method – Our 50% ownership in Transocean Pacific Drilling Inc. is accounted for using the equity method based upon the level of ownership and our ability to exercise significant influence over the operating and financial policies of the investee. The investment is adjusted periodically to recognize our proportionate share of the investee’s net income or losses after the date of investment. The Company evaluates its investment accounted for under the equity method for impairment when there is evidence or indicators that a decrease in value may be other than temporary.

Deferred financing costs—Deferred financing costs associated with long-term debt are carried at cost and are amortized to expense using the effective interest rate method over the term of the applicable long-term debt.

Foreign currency transactions—The consolidated financial statements are stated in U.S. dollars. We have designated the U.S. dollar as the functional currency for our foreign subsidiaries in international locations because we contract with customers, purchase equipment and finance capital using the U.S. dollar. Transactions in other currencies have been translated into U.S. dollars at the rate of exchange on the transaction date. Any gain or loss arising from a change in exchange rates subsequent to the transaction date is included as an exchange gain or loss. Monetary assets and liabilities denominated in currencies other than U.S. dollars are reported at the rates of exchange prevailing at the end of the reporting period. During 2010, 2009 and 2008, total foreign exchange gains (losses) were nominal and recorded in other income within our consolidated statements of operations.

Earnings per share—Basic earnings (loss) per common share (“EPS”) is computed by dividing the net income available to common stockholders by the weighted average number of common shares outstanding for the period. Basic and diluted EPS are retrospectively adjusted for the effects of stock dividends or stock splits. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company. Anti-dilutive securities are excluded from diluted EPS.

Fair value measurements—We estimate fair value at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for the asset or liability. Our valuation techniques require inputs that are categorized using a three-level hierarchy as follows: (1) unadjusted quoted prices for identical assets or liabilities in active markets (“Level 1”), (2) direct or indirect observable inputs, including quoted prices or other market data, for similar assets or liabilities in active markets or identical assets or liabilities in less active markets (“Level 2”) and (3) unobservable inputs that require

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

significant judgment for which there is little or no market data (“Level 3”). When multiple input levels are required for a valuation, we categorize the entire fair value measurement according to the lowest level input that is significant to the measurement even though we may have also utilized significant inputs that are more readily observable.

Share-based compensation—The grant date fair value of share-based awards granted to employees is recognized as an employee compensation expense over the requisite service period on a straight-line basis. To the extent the share-based awards will be settled in cash upon exercise, the awards are accounted for as a liability. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as employee compensation expense in the current period. The amount of compensation expense recognized is adjusted to reflect the number of awards for which the related vesting conditions are expected to be met. As such, the amount of compensation expense ultimately recognized is based on the number of awards that do meet the vesting conditions at the vesting date.

Contingencies—We record liabilities for estimated loss contingencies when we believe a loss is probable and the amount of the probable loss can be reasonably estimated. Once established, we adjust the estimated contingency loss accrual for changes in facts and circumstances that alter our previous assumptions with respect to the likelihood or amount of loss.

Income taxes—Income taxes are provided based upon the tax laws and rates in the countries in which our subsidiaries are registered and where their operations are conducted and income and expenses are earned and incurred, respectively. We recognize deferred tax assets and liabilities for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the applicable enacted tax rates in effect the year in which the asset is realized or the liability is settled. A valuation allowance for deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. Actual income taxes paid may vary from estimates depending upon changes in income tax laws, actual results of operations and the final audit of tax returns by taxing authorities. We recognize interest and penalties related to uncertain tax positions in income tax expense.

Subsequent events—We have evaluated subsequent events through the date the financial statements were issued. See Note 20.

Recently issued accounting standards

Variable interest entities—In June 2009, the FASB issued an accounting standard update that clarifies the characteristics that identify a variable interest entity (“VIE”). Additionally, the standard changes how a reporting entity identifies a primary beneficiary that would consolidate the VIE from a quantitative risk and rewards calculation to a qualitative approach based on which variable interest holder has controlling financial interest and the ability to direct the most significant activities that impact the VIE’s economic performance.

This standard requires the primary beneficiary assessment to be performed on a continuous basis. It also requires additional disclosures about involvement with the VIE and how that involvement with a VIE impacts the consolidated financial statements of the reporting entity.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The standard is effective for reporting periods beginning after November 15, 2009. We adopted this standard on January 1, 2010. There was no impact to our consolidated financial statements. The additional disclosures required under this standard are included within Note 4.

Fair value measurements and disclosures—In January 2010, the FASB issued an accounting standards update that requires additional disclosures related to transfers between levels in the hierarchy of fair value measurements. The update also requires disclosure of valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.

These updates are effective for interim and annual reporting periods beginning after December 15, 2009. We adopted these on January 1, 2010. Because the standard does not change how fair values are measured, the standard did not have an impact on our consolidated financial statements. The additional disclosures required under these updates are included within Note 11.

There are additional provisions for the fair value measurement accounting standards update effective for interim and annual periods beginning after December 15, 2010. These remaining updates require entities to separately disclose information about purchases, sales, issuances and settlements in the reconciliation of recurring Level 3 measurements on a gross basis. We do not expect adoption of these updates will have a material effect on disclosures contained in our notes to the consolidated financial statements.

Note 3—Property and equipment

Property and equipment consists of the following:

	December 31,
	2010	2009
	(In thousands)
Drillships and related equipment	$1,890,448	$925,823
Other property and equipment	3,506	1,867

Property and equipment, cost	1,893,954	927,690
Accumulated depreciation	(529)	(134)

Net property and equipment	$1,893,425	$927,556

As of December 31, 2010, the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana are under construction. Total remaining commitments under the construction contracts are $1.0 billion as of December 31, 2010, which are expected to be paid in 2011.

During 2010 and 2009, the Company deferred certain drillship payments under amendments of the original construction contracts. Per the amendments, interest accrues at a rate of six percent per annum. During 2010 and 2009, we capitalized interest costs of $99.0 million and $43.8 million, respectively, on assets under construction related to interest incurred on the deferred construction payments, the related-party loan (Note 8) and long-term debt (Note 5). During 2008, there were no capitalized interest costs.

Note 4—Investment in and loans to Joint Venture

A legal entity is a VIE if the entity’s equity investment at risk does not provide its holders, as a group, with the power through voting or similar rights to direct the activities that most significantly impact the entity’s economic performance. We are required to consolidate VIEs if we have the power to direct the activities of a VIE

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

that most significantly impact the entity’s economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the VIE that could potentially be significant to the VIE. If these conditions are met, we have a controlling financial interest and are the primary beneficiary of the VIE.

Once an entity is identified as a VIE, we perform a qualitative assessment to determine whether we are the primary beneficiary. A qualitative assessment begins with an understanding of nature of the risks in the entity as well as the nature of the entity’s activities, including terms of the contracts entered into by the entity, ownership interests issued by the entity, how they were marketed, and the parties involved in the design of the entity. We then identify all of the variable interests held by parties involved with the VIE including, among other things, equity investments, debt financing, any financial and performance guarantees and significant contracted service providers. Once we identify the variable interests, we determine those activities that are most significant to the economic performance of the entity and which variable interest holder has the power to direct those activities.

Pacific Drilling owns a 50% interest in TPDI. The Joint Venture was formed with Transocean Offshore International Ventures Limited (“TOIVL”) to construct, own, and operate or charter two deepwater drillships, named the Dhirubai Deepwater KG1 (“KG1”) and Dhirubai Deepwater KG2 (“KG2”). Until the formation of the Joint Venture in 2007, both drillships under construction were owned by Pacific Drilling. KG1 started operating in July 2009 and KG2 started operating in March 2010. Both the KG1 and KG2 operate in India under long-term drilling service contracts.

The Joint Venture Shareholder Agreement defines the rights and restrictions with respect to the governance and management of TPDI. Among other things, the Joint Venture Shareholder Agreement provides that TOIVL may provide certain incidental general and administrative functions on behalf of TPDI, including procurement and payables, treasury and cash management, personnel and payroll and accounting. At inception, the Joint Venture Shareholders also entered into construction management agreements that provided TOIVL would design, construct, equip and test the TPDI deepwater drillships.

The Joint Venture Shareholders entered into a marketing agreement with TOIVL that granted TOIVL an exclusive right to market the TPDI deepwater drillships for use in any territory or region. The Joint Venture Shareholders also entered into an operating agreement with TOIVL that appoints TOIVL to act as the operator of the TPDI deepwater drillships, including day-to-day management and supervision and operating, maintenance, administrative and related services.

The Joint Venture Shareholder Agreement requires Joint Venture Shareholders each provide capital or loans to the Company, to the extent expenditures are not funded by third-party indebtedness, in proportion to their respective ownership percentages to fund (1) all expenditures required to be made under various management service agreements, (2) any performance guarantees, surety bonds, or letters of credit, (3) an adequate level of working capital for the Company, and (4) additional requirements agreed to by the Joint Venture Shareholders.

The Joint Venture Shareholders entered into an agreement under which Pacific Drilling, beginning on October 18, 2010, has the right to exchange its interest in the Joint Venture for shares of Transocean Ltd. or cash at a purchase price based on an appraisal of the fair value of the KG1 and KG2, subject to various customary adjustments.

We have determined that the Joint Venture meets the criteria of a VIE as TPDI’s equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support. We also determined that Transocean is the primary beneficiary for accounting purposes since Transocean a) has the power to direct the marketing and operating activities, which are the activities that most significantly impact TPDI’s

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

economic performance and b) has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As a result, we account for TPDI as an equity method investment in our consolidated financial statements.

At inception, the Joint Venture Shareholders entered into promissory note agreements with TPDI to fund the formation of the Joint Venture. The promissory notes accrue interest at LIBOR plus 2% per annum with semi-annual interest payments. The Joint Venture may, upon providing written notice, elect to defer payment of interest (including any prior deferred interest) to the following interest payment date.

On January 22, 2008 and July 30, 2008, Pacific Drilling provided additional promissory notes of $51.1 million and $41.5 million, respectively, to the Joint Venture. At April 30, 2008, the Joint Venture elected to defer the interest payments due under the promissory notes.

In October 2008, using borrowings under a newly secured credit facility, the Joint Venture paid us $16.0 million to satisfy interest accrued and deferred through September 30, 2008 and prepaid $220.0 million of the outstanding promissory notes. The Joint Venture credit facility is secured by our interest in the Joint Venture and TPDI’s deepwater drillships.

On September 4, 2009 and October 23, 2009, Pacific Drilling provided additional promissory notes of $10.0 million and $27.3 million, respectively, to the Joint Venture. During 2010 and 2009, the Joint Venture elected to defer interest payments due under the promissory notes.

The loans are scheduled to mature ten years after the date of the respective notes. The Joint Venture may, upon providing written notice, elect to defer the maturity date for a period of up to ten years. The Joint Venture is not required to make any payments of principle or interest prior to the maturity date. The Joint Venture capitalized interest expense on the Shareholder promissory notes as a cost of property and equipment through the date the deepwater drillships were placed in service.

During 2009, the Joint Venture entered into interest rate swaps, which are designated as cash flow hedges of the future interest payments on variable rate borrowings under its bank credit facilities to reduce the variability of cash interest payments. As of December 31, 2010 and 2009, the Joint Venture recorded $(34.9) million and $8.0 million, respectively, of accumulated other comprehensive (loss) income representing the effective portion of the cash flow hedges. Pacific Drilling recorded its 50% share of $(17.5) million and $4.0 million as of December 31, 2010 and 2009, respectively, in our consolidated financial statements. During 2010 and 2009, Pacific Drilling reclassified $11.5 million and $6.4 million of recognized losses on derivative instruments in accumulated other comprehensive income to equity in earnings of Joint Venture.

The Joint Venture recognizes gains and losses associated with the ineffective portion of the cash flow hedges in interest expense in the period in which they are realized. During 2010 and 2009, the ineffective portion of the cash flow hedges was $0.3 million and $0.8 million, respectively.

In April 2010, Transocean Inc. (“Transocean”) and Pacific Drilling entered into a letter of credit fee agreement whereby Transocean agreed to provide a letter of credit as needed for purposes of TPDI’s compliance with terms under its bank credit facility. In return, Pacific Drilling agreed to pay Transocean its 50% share of a 4.2% per annum fee on the required letter of credit amount. During 2010, Pacific Drilling incurred $0.9 million of fees related to this agreement that is recorded as interest expense in our consolidated statement of operations.

As of December 31, 2010, undistributed earnings of TPDI included in our retained earnings are $60.4 million.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Summarized TPDI consolidated balance sheets are as follows:

	December 31,
	2010	2009
	(In thousands)
Balance sheet:
Current assets	$203,957	$96,859
Property and equipment, net	1,430,961	1,427,729
Other assets	11,064	41,926

Total assets	$1,645,982	$1,566,514

Current liabilities	$282,969	$210,404
Long-term liabilities	1,274,523	1,340,983
Shareholders’ equity	88,490	15,127

Total liabilities and shareholders’ equity	$1,645,982	$1,566,514

Summarized TPDI consolidated results of operations are as follows:

	Years ended December 31,
	2010	2009	2008
	(In thousands)
Income statement:
Operating revenues	$304,092	$57,025	$—
Operating expenses	129,214	35,677	1,250

Operating income (loss)	174,878	21,348	(1,250)
Interest expense, net	(52,762)	(10,706)	(152)
Other (expense) income	(138)	(448)	43

Income (loss) before income taxes	121,978	10,194	(1,359)
Income tax expense	13,715	2,437	—

Net income (loss)	$108,263	$7,757	$(1,359)

Note 5—Debt

In September 2010, Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., Pacific Santa Ana Ltd. (collectively, the “Borrowers”), and Pacific Drilling Limited (as the “Guarantor”) (collectively, the “Borrowing Group”) entered into a project facilities agreement with a group of lenders to finance the construction, operation and other expenses associated with four ultra-deepwater drillships (each a “Drillship” and collectively the “Drillships”) (the “Project Facilities Agreement”).

The Term Loan Facility consists of a Bora Term Loan, a Mistral Term Loan, a Scirocco Term Loan, and a Santa Ana Term Loan (each a “Term Loan” and, collectively, the “Term Loans”) with maximum aggregate amounts available of $450 million, $500 million, $500 million, and $500 million, respectively, that collectively may not exceed $1.8 billion. Each Term Loan consists of three tranches—one provided by a syndicate of nine commercial banks (the “Commercial Tranche”), one provided by Eksportfinans (and guaranteed by the Norwegian Guarantee Institute for Export Credits) (the “GIEK Tranche”) and one provided by The Export-Import Bank of Korea (the “KEXIM Tranche”), with maximum aggregate amounts available of $1 billion, $350 million and $450 million, respectively. Borrowings under each Term Loan are conditional upon the lenders’

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

approval of a drilling contract in respect of the applicable Drillship with (among other requirements, as prescribed by the Project Facilities Agreement) a minimum duration of three years (an “Acceptable Contract”).

Borrowings under the Term Loans bear interest at LIBOR plus an applicable margin. Prior to the effective date of the first Acceptable Contract in respect of a Drillship, the applicable margin under the relevant Term Loan made available to a Borrower is 4% per annum. Subsequent to the effective date of the first Acceptable Contract in respect of such Borrower’s Drillship and until 12 months after delivery of all four Drillships, the applicable margin is 3.5% per annum. Subsequent to 12 months after the delivery of all four Drillships, the applicable margin is based on the Borrowing Group’s historical debt service coverage ratio. If the ratio is not greater than 125%, the Applicable Margin is 3.5% per annum. If the ratio is greater than 125%, the applicable margin is 3% per annum.

The Project Facilities Agreement requires the Borrowers to pay a quarterly commitment fee until the end of the availability period on the undrawn amounts available under the Term Loan Facility. The commitment fee is computed at the rate of 50% of the applicable margin per annum.

The Commercial Tranche under the Project Facilities Agreement matures on October 31, 2015. The GIEK Tranche and the KEXIM Tranche each contain put options that, if exercised, would require full prepayment of the relevant proportion of all loans outstanding without any premium, penalty or fee if the Commercial Tranche is not refinanced on or prior to its maturity. If the put options are not exercised, the GIEK Tranche and the KEXIM Tranche each mature on October 31, 2019.

Amortization payments are required every six months, which payments commence six months after the delivery date of each Drillship, but only if an Acceptable Contract has been signed by such date. Otherwise, amortization payments commence on the date falling six months after the signing of an Acceptable Contract or as otherwise approved by the lenders. Interest is generally payable every three months. The Commercial Tranche requires a residual debt payment of $200 million on maturity for each Term Loan. Borrowings under the Commercial Tranche may be prepaid in whole or in part with a 1% penalty on the amount prepaid if such prepayment takes place within one year after the delivery of the fourth Drillship and no penalty thereafter. Borrowings under the GIEK Tranche and the KEXIM Tranche may be prepaid in whole or in part with a 0.5% penalty. Borrowings under the Project Facilities Agreement are subject to acceleration upon the occurrence of events of default that are usual and customary for a financing of this type, size and purpose.

In November 2010, Pacific Bora Ltd. borrowed the maximum amount available under the Bora Term Loan of $450 million. The Bora Term Loan requires ten amortization payments totaling $25 million every six months commencing in April 2011, with the residual debt payment of $200 million due in October 2015. During 2010, Pacific Drilling incurred and capitalized interest expense of $12.6 million on the Bora Term Loan and commitment fees on the undrawn amounts available under the Term Loan Facility.

The indebtedness under the Project Facilities Agreement is guaranteed by the Guarantor. The obligations of the Borrowers under the Term Loan Facility are joint and several. The Project Facilities Agreement is secured by several collateral components, which are usual and customary for facilities of this type, size and purpose. The security provided to the lenders is cross-collateralized across all Term Loans and comprises assignments of refund guarantees, shipbuilding contracts and insurances, a first preferred mortgage over each Drillship and other types of collateral.

The Project Facilities Agreement requires compliance with certain affirmative and negative covenants that are customary for such financings. These include, but are not limited to, restrictions on (i) the ability of the Borrowers to pay dividends to its shareholder, or to sell assets and (ii) the ability of the Borrowing Group to

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

incur additional indebtedness or liens, make investments or transact with affiliates (save for certain specified exceptions). The Borrowers are restricted in their ability to transfer their net assets to the Guarantor whether in the form of dividends, loans or advances. As of December 31, 2010, the amount of the Borrowing Group’s restricted net assets is $1.5 billion.

The Guarantor (through the Borrowing Group) is also required to enter into and maintain Acceptable Contracts for each Drillship, maintain (i) cash account balances reserved for debt service payments, (ii) Guarantor liquidity and (iii) contributed equity above certain levels and to meet a required level of collateral maintenance whereby the aggregate appraised collateral value must not be less than a certain percentage of the total Term Loan Facility outstanding balances and commitments.

The Project Facilities Agreement also requires compliance by the Guarantor with financial covenants including (i) a projected debt service coverage ratio of the Borrowing Group, (ii) a historical debt service coverage ratio of the Borrowing Group, (iii) a maximum leverage ratio of the Guarantor and (iv) minimum liquidity requirements of the Guarantor. The Project Facilities Agreement requires that Guarantor maintains (i) a projected (looking forward over the following twelve months) debt service coverage ratio of at least 1.1x through June 30, 2012 and 1.2x thereafter, (ii) a historical (looking back over the preceding twelve months) debt service coverage ratio of at least 1.1x through December 31, 2013 and 1.2x thereafter, (iii) a maximum leverage ratio of 65% and (iv) a minimum liquidity of $50 million after the delivery of all four drillships. The Company is in compliance with all covenants as of December 31, 2010.

Maturities of long-term debt for each of the five years ending after December 31, 2010 are as follows:

(In thousands)
Year ended 2011	$50,000
Year ended 2012	50,000
Year ended 2013	50,000
Year ended 2014	50,000
Year ended 2015	250,000

Pacific Drilling is also required under the Term Loan Facility to hedge 75% of outstanding and available balances within 60 days after the first drawdown on each term loan (Note 20).

Note 6—Restricted cash

Restricted cash consists primarily of bank accounts held with financial institutions as security for the Project Facilities Agreement.

Note 7—Income taxes

Pacific Drilling Limited is a non-resident domestic Liberian corporation. As such, Pacific Drilling Limited is exempt from tax on income derived outside of Liberia, including income from its 50% ownership interest in TPDI. Income taxes have been provided based on the laws and rates in effect in the countries in which our operations are conducted or in which our subsidiaries are considered residents for income tax purposes. Our income tax expense or benefit arises from our mix of pretax earnings or losses, respectively, in the international tax jurisdictions in which we operate. Because the countries in which we operate have different statutory tax rates and tax regimes with respect to one another, there is no expected relationship between the provision for income taxes and our income or loss before income taxes.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Income / (loss) before income taxes consisted of the following:

	Years ended December 31,
	2010	2009	2008
	(In thousands)
Liberia	$38,863	$(1,879)	$7,044
United States	498	(584)	(266)
Other Jurisdictions	(1,126)	211	(1,283)

Total	$38,235	$(2,252)	$5,495

The components of income tax (provision) / benefit consisted of the following:

	Years ended December 31,
	2010	2009	2008
	(In thousands)
Current income tax benefit (expense):
Liberia	$—	$—	$—
United States	(301)	(25)	(4)
Other Foreign	(21)	(6)	—

Total current	$(322)	$(31)	$(4)

Deferred tax benefit (expense):
Liberia	$—	$—	$—
United States	344	—	—
Other Foreign	27	—	—

Total deferred	$371	$—	$—

Total	$49	$(31)	$(4)

A reconciliation between the Liberian statutory rate for non-resident domestic corporations of zero percent and our effective tax rate is as follows:

	Years Ended December 31,
	2010	2009	2008
Statutory Rate	—%	—%	—%
Effect of tax rates different than the statutory Liberian tax rate	(0.1%)	(1.4%)	(0.1%)
Other	—%	—%	—%

Effective Tax Rate	(0.1%)	(1.4%)	(0.1%)

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The components of deferred tax assets and liabilities consist of the following:

	December 31,
	2010	2009
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$—	$272
Accrued payroll expenses	934	314
Other	21	22

Deferred tax assets	955	608
Less: valuation allowance	—	(310)

Total deferred tax assets	$955	$298
Deferred tax liabilities:
Depreciation and amortization	$(584)	$(298)
Other	—	—

Total deferred tax liabilities	$(584)	$(298)

Net deferred tax assets / (liabilities)	$371	$—

As of December 31, 2010, the Company has no deferred tax assets related to net operating losses (“NOLs”). Our deferred tax assets as of December 31, 2010 relate primarily to compensation expense that is not currently deductible for tax purposes.

A valuation allowance for deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2010, the valuation allowance for deferred tax assets decreased from $0.3 million to $0. The decrease resulted primarily from the full utilization of our NOL in the United States. We did not previously accrue the benefit of the NOL and other deferred taxes as we did not believe it was more likely than not that the deferred tax asset would be realized.

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. As of December 31, 2010 we have not accrued any liabilities with respect to uncertain tax positions. We will recognize interest and penalties related to uncertain tax positions in income tax expense.

Pacific Drilling is subject to taxation in various foreign and state jurisdictions in which it conducts business. As of December 31, 2010, Pacific Drilling is not under audit in any of the jurisdictions in which we operate. Pacific Drilling is open to tax audits for the 2008 to 2010 tax years in the United States and the 2009 to 2010 tax years in Singapore. There are no known pending tax audits.

Note 8—Related-party loan

The related-party loan was provided by Winter Finance Limited (“Winter Finance”), a shareholder related-party company whose ultimate parent company is Gladebrooke. During and prior to 2008, the loan had no set date for payment and did not accrue interest.

Effective January 1, 2009, Winter Finance and Pacific Drilling executed an intercompany revolving loan agreement with a maximum commitment not to exceed $1 billion in principal borrowings. All outstanding amounts under the unsecured loan with Winter Finance were converted into outstanding borrowings under the intercompany revolving loan agreement on January 1, 2009.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Effective May 1, 2010, Pacific Drilling and Winter Finance amended the intercompany revolving loan agreement to increase the maximum amount of borrowings under the intercompany revolving loan agreement to $1.5 billion. In November 2010, the Company made a $69.4 million related-party loan payment in conjunction and compliance with the first utilization under the Bora Term Loan and $655 million of the related-party loan was converted into equity. On December 31, 2010, all outstanding related–party loan principal and accrued interest, in the amount of $892.6 million, was converted into equity in Pacific Drilling Limited.

Borrowings under the intercompany revolving loan agreement accrue interest at the rate of six percent per annum. Outstanding principal and accrued interest balance are due on the termination date of the agreement, January 1, 2016. During 2010 and 2009, Pacific Drilling capitalized interest expense of $60.1 million and $39.0 million, respectively, on the related-party loan as a cost of property and equipment.

Note 9—Shareholder’s equity

As of December 31, 2007, the common stock of Pacific Drilling consisted of 500 shares of authorized and issued common stock with no par value.

On July 12, 2008, Gladebrooke, our parent company at the time, was assigned $150 million of the related-party loan from Winter Finance. On July 31, 2008, this related-party loan was then converted to equity in Pacific Drilling by means of it being contributed by Gladebrooke as additional consideration for the existing shares held by it as sole shareholder of the Company at the time.

On March 13, 2009, the Board of Pacific Drilling Limited authorized and approved an amendment and restatement of its Articles of Incorporation, to increase the authorized number of shares of common stock, no par value per share, to 820,000 shares.

On March 27, 2009, the Board of Pacific Drilling Limited authorized, approved and declared a dividend payable in shares of common stock of Pacific Drilling on March 30, 2009 to the holder of record of the existing issued shares in the amount of 1,609 shares of common stock for each share of common stock then outstanding, resulting in 805,000 shares of Pacific Drilling common stock being issued and outstanding. In connection with the dividend, the Board of Pacific Drilling Limited also assigned a $0.001 par value to each share of common stock.

On May 26, 2009, Pacific Drilling underwent a change in shareholder, whereby Quantum became the sole shareholder of the Company. To accomplish the shareholder change, Pacific Drilling canceled the common stock certificates previously issued to Gladebrooke and issued a new common stock certificate for 805,000 common shares to Quantum.

On November 29, 2010, $655 million of the related-party loan from Winter Finance was assigned to Quantum. The related-party loan was then converted to equity in Pacific Drilling, in the form of additional paid in capital by means of it being contributed, by Quantum, as an additional capital contribution for the common stock held by it as sole shareholder of the Company.

On December 10, 2010, the Board of Pacific Drilling Limited authorized and approved an amendment and restatement of its Articles of Incorporation, to increase the authorized number of shares of common stock, no par value per share, to 2,000,000 shares of common stock.

On December 31, 2010, Quantum was assigned all outstanding principal and accrued interest of the related-party loan from Winter Finance, which was then converted to equity, in the amount of $892.6 million, in Pacific Drilling in exchange for the issuance of 1,115,761 shares of common stock.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 10—Share-based compensation

On April 24, 2009, the Board of Pacific Drilling Limited approved the creation of the Pacific Drilling 2009 Omnibus Stock Incentive Plan (the “2009 Stock Plan”), which provides for issuance of common stock options, as well as share appreciation rights, restricted shares, restricted share units, and other equity based or equity related awards to directors, officers, employees and consultants of Pacific Drilling. Further, the Board resolved that 15,000 shares of Pacific Drilling common stock be reserved and authorized for issuance pursuant to the terms of the 2009 Stock Plan.

On April 24, 2009, the Board also authorized the issuance of 6,684 common stock options to certain executives and employees at a per share exercise price of $1,000, which the Board determined at issuance to be the fair market value of a Pacific Drilling common stock share. The options issued in 2009 have a contractual term of 10 years and vest 50%, 25% and 25% on March 31, 2011, 2012, and 2013, respectively. The fair value of options as of December 31, 2009 was $500 for the 2009 stock options, using the following assumptions:

2009 stock options
Expected volatility	35%
Expected term (in years)	6.00
Expected dividends	—
Risk-free interest rate	3.00%

On December 21, 2010, the Board resolved that the number of shares reserved and authorized for issuance pursuant to the terms of the 2009 Stock Plan be increased by 25,000 to a total of 40,000 shares of Pacific Drilling common stock. Additionally, the Board authorized the issuance of 12,577 common stock options to certain executives and employees at a per share exercise price of $800, which the Board determined at issuance to be the fair market value of a Pacific Drilling common stock share. The options issued in 2010 have a contractual term of 10 years and vest 25% annually on March 31, 2011, 2012, 2013 and 2014.

For the 2010 and 2009 grants, the fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model utilizing the assumptions noted in the table below. Expected volatility is based on implied volatilities from the expected volatility of a representative group of our publicly listed industry peer group as the historical volatility of the Company does not provide a reasonable basis for estimating volatility. The expected terms of the options is calculated using the simplified method as the historical option exercise experience of the Company does not provide a reasonable basis for estimating expected term. The risk free interest rates are determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options.

The fair value of options as of December 31, 2010 is $268 and $217 for the 2010 and 2009 stock options, respectively, using the following assumptions:

	2010 stock options	2009 stock options
Expected volatility	51.7%	53.0%
Expected term (in years)	6.25	5.50
Expected dividends	—	—
Risk-free interest rate	2.39%	2.12%

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

A summary of option activity under the 2009 Stock Plan as of and for the year ended December 31, 2010 is as follows:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding—January 1, 2010	6,684	$1,000
Granted	12,577	800
Exercised	—
Forfeited or expired	—

Outstanding—December 31, 2010	19,261	$869	9.4
Exercisable—December 31, 2010	—	$—	—

There were no options exercised during the years ended December 31, 2010, 2009 and 2008. As of December 31, 2010, total compensation costs related to nonvested awards not yet recognized is $4.2 million and is expected to be recognized over 3.25 years.

Pursuant to the terms of the options granted, Pacific Drilling may elect to settle the stock options upon exercise in cash instead of issuing shares of our common stock. As of December 31, 2010 and 2009, the Company anticipated settling any of the 2010 and 2009 stock options in cash. As such, the stock options have been accounted for as liability awards at fair value. As of December 31, 2010 and 2009, the long-term liability for the stock options is $0.7 and $0.6 million, respectively.

During 2010 and 2009, compensation expense recognized related to share-based arrangement grants totaled $0.1 million and $0.6 million, respectively, and is recorded in general and administrative expenses in our consolidated statements of operations. There was no compensation expense related to share-based arrangements during the year ended December 31, 2008.

Note 11—Fair value measurements

We have estimated fair value by using appropriate valuation methodologies and information available to management as of December 31, 2010 and 2009. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

The estimated fair value of accounts receivable, accounts payable and accrued expenses approximates their carrying value due to their short-term nature. Additionally, the estimated fair value current and noncurrent restricted cash approximates its carrying value as it consists of cash and cash equivalent balances.

The estimated fair value of our Project Facilities Agreement debt approximates carrying value because the variable rates approximate current market rates. The determination of the fair value of the related-party loan and accrued interest payable on the related-party loan with carrying amounts of $832.6 million and $39.0 million, respectively, as of December 31, 2009 is not practicable due to their related-party nature.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 12—Commitments and contingencies

Operating leases—The Company leases office space in countries it operates. The future minimum lease payments under the noncancelable operating leases with lease terms in excess of one year are as follows:

(In thousands)
Year ended 2011	$496
Year ended 2012	350
Year ended 2013	360
Year ended 2014	371
Year ended 2015	188
Thereafter	—

Total future minimum lease payments	$1,765

During 2010, 2009 and 2008, rent expense was $0.6 million, $0.3 million and $0.1 million, respectively.

Commitments—As of December 31, 2010 and 2009, Pacific Drilling had no material commitments other than commitments related to deepwater drillship construction purchase commitments discussed in Note 3 and TPDI Joint Venture funding discussed in Note 4.

Contingencies—The Company may be the subject of certain claims and lawsuits occurring in the normal course of business. No pending or known threatened claims, actions or proceedings against us are expected to have a material adverse effect on our consolidated financial position, results of operations, and cash flows.

On November 9, 2010, Pacific Drilling entered into a drilling contract for the Pacific Bora with a wholly-owned Nigerian subsidiary of Chevron, Star Deepwater Petroleum Ltd. (“SDWPL”). Under the contract terms, SDWPL will reimburse Pacific Drilling for up to $30 million in capital upgrades. At the end of the contract, Pacific Drilling is obligated to refund a portion of these costs. The amount of refund is dependent upon the timing of the expiration of the drilling contract. If the contract ends on the initial primary term of three years, Pacific Drilling will refund SDWPL 50% of the capital upgrades cost. For each year the contract is extended beyond the initial primary term, the amount refunded is reduced by 10%. As of December 31, 2010, Pacific Drilling has recorded a $4.0 million liability for costs of upgrades incurred and billed to SDWPL. If the contract is extended, Pacific Drilling will record the resulting gain contingency to reimbursable revenues in future periods.

Note 13—Retirement plan

Pacific Drilling sponsors defined contribution retirement plans covering substantially all U.S. employees. During 2010, 2009 and 2008, our employer contributions to the plan amounted to $0.5 million, $0.1 million and $0, respectively.

Note 14—Concentrations of credit and market risk

Pacific Drilling has a concentration of customers in the offshore drilling industry, which exposes us to a concentration of credit risk within a single industry. Financial instruments that potentially subject Pacific Drilling to credit risk are primarily cash equivalents, accrued interest on promissory notes from the Joint Venture, restricted cash, and the promissory notes to the Joint Venture. At times, cash equivalents may be in excess of FDIC insurance limits. Management assesses the exposure to credit risk on an ongoing basis. Credit evaluations

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

are performed on all customers requiring credit over a certain amount. Pacific Drilling currently does not require collateral in respect of financial assets. As of December 31, 2010, Pacific Drilling had one drilling customer, Chevron Corporation.

Note 15—Related-party transactions

As presented in our consolidated financial statements and described in Note 4, the Company entered into promissory note agreements with TPDI and Transocean to fund TPDI. The promissory notes accrue interest at LIBOR plus 2% per annum. During 2010, 2009 and 2008, the Company recorded related-party interest income from the Joint Venture of $2.0 million, $2.1 million and $7.8 million on the promissory notes, respectively. As of December 31, 2010 and 2009, promissory notes to the Joint Venture were $139.9 million. As of December 31, 2010 and 2009, the accrued interest receivable on these promissory notes was $5.5 million and $3.5 million, respectively.

As presented on our consolidated financial statements and described in notes 8 and 9, Pacific Drilling has a related-party loan payable. On December 31, 2010, Quantum was assigned all outstanding principal and accrued interest of the loan from Winter Finance, which was then converted into 1,115,761 shares of Pacific Drilling.

The Company executed a noncancelable operating lease in September 2009 for office space in Singapore for a period of 28 months with Tanker Pacific Management (Singapore) PTE Ltd. (“Tanker Pacific”), which is an affiliated company. During 2010, 2009 and 2008, rent expense under this lease was $0.3 million, $0.2 million and $0, respectively. The Company also has an agreement with Tanker Pacific for the use of the services of certain Tanker Pacific employees on an ad hoc basis. During 2010, 2009 and 2008, expenses for the services of Tanker Pacific employees used by the Company under this arrangement were $0.5 million, $1.1 million and $0.3 million, respectively.

The Company’s obligations under the several agreements with Samsung Heavy Industries (“SHI”) for the construction of the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana are guaranteed by Tanker Pacific. The Tanker Pacific guarantee to SHI includes, but is not limited to, due and prompt payment of obligations under the drillships’ construction agreements.

In connection with contracts for the Pacific Santa Ana and the Pacific Bora, Quantum has guaranteed to Chevron, subject to certain excuses from guarantee, prompt and proper performance by the Company of all obligations under the drilling contract. Quantum’s guarantee to Chevron includes any payments due to Chevron, indemnification with respect to certain intellectual property, satisfaction of any patent infringement judgment and a provision to substitute a drilling unit if one is available on substantially similar terms and the Pacific Santa Ana or Pacific Bora is rendered unavailable.

Note 16—Segments and geographic areas

Pacific Drilling is engaged in offshore contract drilling operations in international locations, with the operation and management of four deepwater drillships and investment in TPDI. Our primary business is to contract our deepwater drillships, related equipment, and work crews primarily on a dayrate basis. We specialize in technically demanding segments of the offshore drilling business with a focus on deepwater drilling services.

Although we operate in many geographic locations, there is a similarity of economic characteristics among all of our locations, including Pacific Drilling’s and TPDI’s nature of services provided and the type of customers. The deepwater drillships are part of a single, global market for contract drilling services and can be redeployed globally due to changing demands. We intend to evaluate the performance of our operating

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

segments based on revenues from external customers and operating profit by rig. The consolidation of our operating segments into one reportable segment is attributable to how we manage our business. The accounting policies of our operating segments are the same as those described in the summary of significant accounting policies (Note 2).

At December 31, 2010, substantially all of our identifiable long-lived tangible assets were located in South Korea.

Note 17—Earnings per Share

On March 11, 2011 Pacific Drilling S.A. was formed by Quantum as a Luxembourg company with a share capital of 50,000 common shares. On March 30, 2011 the Board of Pacific Drilling S.A. resolved to split the 50,000 incorporation common shares into 5,000,000 common shares. Further, Pacific Drilling S.A. issued 145,000,000 common shares to Quantum Pacific (Gibraltar) Limited, a wholly owned subsidiary of Quantum, to become the indirect shareholder of all issued Pacific Drilling Limited common shares.

In computing earnings per common share, the reported share and per share amounts has been retrospectively restated to reflect the restructuring that occurred on March 30, 2011. The total basic shares outstanding for the years ended December 31, 2010, 2009, and 2008 is 150,000,000 common shares.

	For the Year Ended December 31,
	2010	2009	2008
	(in thousands, except share data)
Net income (loss)	$37,299	$(2,283)	$5,491
Weighted average number of common shares outstanding	150,000,000	150,000,000	150,000,000

Basic and diluted earnings (loss) per common share	$0.25	$(0.02)	$0.04

The computation of diluted earnings per common share excludes shares of potentially dilutive common shares related to stock options because the Company anticipates settling those stock options in cash.

Note 18—Supplemental cash flow information

During 2010 and 2009, all amounts paid for interest were capitalized. During 2010 and 2009, we paid income taxes of $33,000 and $4,000, respectively. During 2008, we did not pay any income taxes.

Capital expenditures in our consolidated statements of cash flows include the effect of changes in accrued capital expenditures, which are capital expenditures that were accrued but unpaid at period end. We have included these amounts in accounts payable and accrued expenses in our consolidated balance sheets as of December 31, 2010 and 2009. During 2010, 2009 and 2008, capital expenditures excludes the effects of changes in accrued capital expenditures of $11.6 million, $0, and $0.9 million in our consolidated statements of cash flows.

During 2010 and 2009, unpaid interest expense and non-cash amortization of deferred financing costs totaling $70.8 million and $43.9 million, respectively, were capitalized to property and equipment. Accordingly, these amounts are excluded from capital expenditures in our consolidated statements of cash flows for the years ended December 31, 2010 and 2009.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 19—Liquidity

The Company’s funding has been provided to date through a combination of borrowings from affiliated entities and third party lenders (Note 5 and Note 8) and equity contributions from and issuances to our parent (Note 9). The Company’s liquidity requirements relate to ongoing significant funding investments in the newbuild ultra-deepwater drillships, servicing debt, funding working capital requirements and maintaining adequate cash reserves to mitigate the effects of fluctuations in operating cash flows.

During 2010 and 2011, the Company took delivery of three of its ultra-deepwater drillships and expects to take delivery of the other ultra-deepwater drillship in 2011. Additionally, the Company has secured two long-term drilling contracts and a letter of award for a third drilling contract, which was subsequently converted to a definitive contract. We expect three of the ultra-deepwater drillships to commence drilling operations prior to the end of 2011. Additionally, on April 5, 2011, Pacific Drilling S.A. completed a private placement of 60,000,000 common shares for gross proceeds of $600 million.

Primary sources of funds for the Company’s short-term liquidity needs will be cash flow from operations, available cash balances, borrowings under the Project Facilities Agreement and existing proceeds from equity contributions and issuances. The Company’s liquidity needs fluctuate depending on a number of factors, including, among others, demand for services, dayrates received and operating costs.

The Company believes that borrowings under the Project Facilities Agreement together with cash on hand, including cash flows from operations, and the 2011 Private Placement proceeds, will provide sufficient liquidity over the next twelve months to fund the Company’s working capital needs, debt repayments, and anticipated capital expenditures, including progress payments for the Company’s drillship construction projects.

Note 20—Subsequent events

Following December 31, 2010, Pacific Drilling borrowed $200 million on the Pacific Scirocco Term Loan, $200 million on the Pacific Mistral bridge loan and $106 million on the Pacific Santa Ana Term Loan.

On January 14, 2011, Pacific Drilling entered into an interest rate swap to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the Pacific Bora Term Loan. Pacific Drilling designated the interest rate swap as a cash flow hedge for accounting purposes. The interest rate swap pays fixed rate interest of 1.83% and receives LIBOR. The notional amount hedges 100% of outstanding borrowings under the Pacific Bora Term Loan. The interest rate swap expires October 31, 2015.

On February 11, 2011, Pacific Drilling entered into an interest rate swap to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the Santa Ana Term Loan. Pacific Drilling designated the interest rate swap as a cash flow hedge for accounting purposes. The interest rate swap pays fixed rate interest of 2.39% and receives LIBOR. The notional amount hedges 100% of outstanding commitments and borrowings under the Pacific Santa Ana Term Loan. The interest rate swap expires October 31, 2015.

On May 6, 2011, Pacific Drilling entered into an interest rate swap to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the Pacific Scirocco Term Loan. Pacific Drilling designated the interest rate swap as a cash flow hedge for accounting purposes. The interest rate swap pays fixed rate interest of 1.87% and receives LIBOR. The notional amount hedges $375 million of outstanding commitments and borrowings under the Pacific Scirocco Term Loan. The interest rate swap expires October 31, 2015.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

On May 31, 2011, Pacific Drilling entered into an interest rate swap to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the Pacific Mistral Term Loan. Pacific Drilling designated the interest rate swap as a cash flow hedge for accounting purposes. The interest rate swap pays fixed rate interest of 1.6% and receives LIBOR. The notional amount hedges $375 million of outstanding commitments and borrowings under the Pacific Mistral Term Loan. The interest rate swap expires October 31, 2015.

On March 15, 2011, the Company entered into contracts with SHI for the construction of its fifth and sixth advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav, which are expected to be delivered in the second quarter and third quarter of 2013, respectively. The contracts provide for an aggregate purchase price of approximately $1 billion for the acquisition of the two vessels, payable in installments during the construction process. On June 20, 2011, the Company paid SHI $2.0 million for an option to construct a seventh drillship at the same price and other terms and conditions as the contracts for the Pacific Khamsin and the Pacific Sharav, subject to a price increase of not more than $12.5 million and certain adjustments to compensate for foreign exchange rate fluctuations. The option is valid until October 31, 2011. If the Company elects to exercise this option, the $2.0 million paid to SHI for the option will be applied towards the contract price of the seventh vessel.

During March 2011, Quantum implemented a restructuring whereby Pacific Drilling S.A. was formed as a Luxembourg company under the form of a société anonyme to act as a holding company for Pacific Drilling Gibraltar Limited, which acts a holding company for Pacific Drilling Limited. Additionally, the Company assigned our interests in TPDI’s equity, promissory notes to Joint Venture and accrued interest on promissory notes from Joint Venture to a subsidiary of Quantum.

On March 31, 2011, the Company cancelled the 2009 Stock Plan including the 2010 and 2009 stock option grants. In conjunction with the cancellation, stock options in Pacific Drilling S.A. were issued to certain executives and employees.

On March 31, 2011, the Company entered into an Amended and Restated Project Facilities Agreement (“Amended Project Facilities Agreement”) and a Charter Waiver Request Letter (“Waiver Letter”). The Amended Project Facilities Agreement allows for shorter term drilling contracts with a minimum of 12 months’ duration for the Pacific Mistral and the Pacific Scirocco (“Alternative Contracts”). The Waiver Letter also permits, subject to certain conditions, for bridge loans of $200 million each to Pacific Mistral Ltd. and Pacific Scirocco Ltd. for the final delivery payment of such Borrower’s Drillship in the situation where no drilling contract exists. Pacific Mistral Ltd. and Pacific Scirocco Ltd. may only borrow under the bridge loan if the other has not previously borrowed under the bridge loan, unless at such time, either has entered into an Acceptable Contract, Alternative Contract or an acceptable letter of intent in respect of an Acceptable Contract or Alternative Contract.

Any excess over the amount of $200 million that is drawn under the bridge loan by either Pacific Scirocco Ltd. or Pacific Mistral Ltd. must be deposited in a charged account and will be transferred to the relevant Borrower’s disbursement account or used to prepay the relevant Borrower’s Term Loan at the end of the waiver period. Upon entering into an Acceptable or Alternative Contract, all additional available amounts under the Term Loans may be borrowed under the terms of the Amended Project Facilities Agreement.

Borrowings under a bridge loan bear interest at LIBOR plus 4.75% per annum and mature on the earlier of (i) the date on which Pacific Mistral Ltd. or Pacific Scirocco Ltd. (as applicable) enter into either an Acceptable Contract or an Alternative Contract, (ii) the commencement of the Pacific Santa Ana drilling contract, or (iii) October 31, 2011.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

On April 5, 2011, Pacific Drilling S.A. completed a private placement of 60,000,000 Common Shares for gross proceeds of $600 million.

On April 13, 2011, the Company took delivery of the Pacific Scirocco and secured a letter of award from Total S.A. for a one-year contract with two one-year option periods. On July 11, 2011, the letter of award was converted into a definitive contract following the necessary approvals from authorities.

On April 19, 2011, Pacific Drilling Limited assigned our interests in Pacific Drilling V Limited and Pacific Drilling VI Limited to Pacific Drilling Gibraltar Limited. Pacific Drilling V Limited and Pacific Drilling VI Limited are the owners of the construction agreements for the Pacific Khamsin and the Pacific Sharav, respectively.

In conjunction with the Amended Project Facilities Agreement and in relation to the Guarantor’s transfer of its TPDI investment, Quantum has guaranteed to the lenders that any proceeds from the exercise of the put option relating to the equity interest in TPDI will be used to prepay or secure the Amended Project Facilities Agreement.

Following December 31, 2010, Quantum made aggregate capital contributions of $142 million. The proceeds of the equity contributions were used primarily to fund the Company’s ongoing construction program relating to the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana, and a down payment required for the Pacific Khamsin and the Pacific Sharav.

On June 2, 2011, the Company took delivery of the Pacific Mistral.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Consolidated Financial Statements

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2010 have been derived from the audited historical consolidated financial statements of Pacific Drilling S.A. (“Pacific Drilling,” “the Company,” “we,” “us,” or “our”) included elsewhere in this prospectus, as if the Company’s equity interest in Transocean Pacific Drilling Inc. (“TPDI”) was assigned to a subsidiary of the Quantum Pacific Group as of January 1, 2010. The unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2011 have been derived from our unaudited historical condensed consolidated financial statements included elsewhere in this prospectus, as if the assignment occurred as of January 1, 2011.

The pro forma adjustments are based on available information and include assumptions that we believe are reasonable, which are described in the accompanying notes.

These unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the operating results that would have been achieved had the assignment of TPDI been completed as of the dates indicated or of the operating results or financial position that may be obtained in the future. These unaudited pro forma condensed consolidated financial statements and the accompanying notes should be read together with our audited consolidated financial statements as of and for the year ended December 31, 2010 and our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2011.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

(in thousands except for share and per share amounts)

Year Ended December 31, 2010

	Actual	Pro Forma Adjustments		Pro Forma
General and administrative expenses	$(19,715)	$—		$(19,715)
Depreciation expense	(395)	—		(395)

Operating loss	(20,110)	—		(20,110)
Equity in earnings of Joint Venture	56,307	(56,307	)(a)	—
Interest income from Joint Venture	1,973	(1,973	)(b)	—
Interest expense	(858)	858	(c)	—
Other expense	(62)	—		(62)

Income (loss) before income taxes	37,250	(57,422)		(20,172)
Income tax benefit	49	—		49

Net income (loss)	$37,299	$(57,422)		$(20,123)

Earnings (loss) per common share, basic and diluted	$0.25	$0.38		$(0.13)
Weighted average number of common shares, basic and diluted	150,000,000	150,000,000		150,000,000

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

(in thousands except for share and per share amounts)

Six Months Ended June 30, 2011

	As Reported	Pro Forma Adjustments		Pro Forma
General and administrative expenses	$(23,812)	$—		$(23,812)
Depreciation expense	(316)	—		(316)

Operating loss	(24,128)	—		(24,128)
Equity in earnings of Joint Venture	18,955	(18,955	)(a)	—
Interest income from Joint Venture	495	(495	)(b)	—
Interest expense	(305)	305	(c)	—
Other expense	1,162	—		1,162

Income (loss) before income taxes	(3,821)	(19,145)		(22,966)
Income tax benefit	408	—		408

Net income (loss)	$(3,413)	$(19,145)		$(22,558)

Earnings (loss) per common share, basic and diluted	$(0.02)	$(0.11)		$(0.13)
Weighted average number of common shares, basic and diluted	178,839,779	178,839,779		178,839,779

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(a)	Reflects the pro forma elimination of our equity method share of earnings from Joint Venture.

(b)	Reflects the pro forma elimination of interest income on notes receivable from Joint Venture.

(c)	Reflects the pro forma elimination of interest expense incurred on a letter of credit agreement with Transocean directly related to the Joint Venture.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Transocean Pacific Drilling Inc.

We have audited the accompanying consolidated balance sheets of Transocean Pacific Drilling Inc. (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transocean Pacific Drilling Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas

August 11, 2011

TRANSOCEAN PACIFIC DRILLING INC.

Consolidated Statements of Operations

(In thousands)

	Years ended December 31,
	2010	2009	2008
Operating revenues
Contact Drilling revenues	$304,092	$57,025	$—

Cost and expenses
Operating and maintenance	79,405	22,730	1,202
Operating and maintenance—affiliates	12,213	2,896	—
Depreciation	35,688	8,571	—
General and administrative	226	1,480	48
Loss on disposal of assets	1,682	—	—

	129,214	35,677	1,250

Operating income (loss)	174,878	21,348	(1,250)

Other income (expense)
Interest expense, net	(52,762)	(10,706)	(152)
Other	(138)	(448)	43

	(52,900)	(11,154)	(109)

Income (loss) before income taxes	121,978	10,194	(1,359)

Income tax expense	13,715	2,437	—

Net income (loss)	$108,263	$7,757	$(1,359)

See accompanying notes.

TRANSOCEAN PACIFIC DRILLING INC.

Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Years ended December 31,
	2010	2009	2008
Net income (loss)	$108,263	$7,757	$(1,359)

Other comprehensive income (loss) before income taxes
Unrecognized gain (loss) on derivative instruments	(11,821)	20,738	—
Recognized gain (loss) on derivative instruments	(23,079)	(12,753)	—

Other comprehensive income (loss), net of income taxes	(34,900)	7,985	—

Total comprehensive income (loss)	$73,363	$15,742	$(1,359)

See accompanying notes.

TRANSOCEAN PACIFIC DRILLING INC.

Consolidated Balance Sheets

(In thousands, except share data)

	December 31,
	2010	2009
Assets
Cash and cash equivalents	$93,790	$14,128
Accounts receivable
Trade and other	85,703	66,146
Affiliates	290	357
Materials and supplies, net	20,071	13,325
Prepayments and other current assets	4,103	2,903

Total current assets	203,957	96,859

Property and equipment	1,474,988	1,436,300
Less accumulated depreciation	44,027	8,571

Property and equipment, net	1,430,961	1,427,729

Deferred income taxes	—	210
Other assets	11,064	41,716

Total assets	$1,645,982	$1,566,514

Liabilities and shareholders’ equity (deficit)
Accounts payable
Trade	$10,640	$16,509
Affiliates	74,789	49,960
Debt due to affiliate within one year	70,000	52,500
Debt due to third parties within one year	70,000	52,500
Accrued income taxes	—	2,648
Interest payable	22,137	14,231
Other current liabilities	35,403	22,056

Total current liabilities	282,969	210,404

Long-term debt to affiliates	768,459	806,981
Long-term debt to third party	490,195	528,716
Deferred income taxes	163	—
Other long-term liabilities	15,706	5,286

Total long-term liabilities	1,274,523	1,340,983

Common stock, $0.01 par value, 50,000 shares authorized, issued, fully paid and outstanding at December 31, 2010 and 2009	1	1
Additional paid-in capital	1,743	1,743
Accumulated other comprehensive income (loss)	(26,915)	7,985
Retained earnings (accumulated deficit)	113,661	5,398

Total shareholders’ equity (deficit)	88,490	15,127

Total liabilities and shareholders’ equity	$1,645,982	$1,566,514

See accompanying notes.

TRANSOCEAN PACIFIC DRILLING INC.

Consolidated Statements of Shareholders’ Equity (Deficit)

(In thousands, except for shares)

	Common stock		Additional paid-in capital	Accumulated other comprehensive income/(loss)	Retained earnings (accumulated deficit)	Total shareholders’ equity (deficit)
	Shares	Amount
Balance at December 31, 2008	50,000	$1	$1,743	$—	$(2,359)	$(615)

Net income		—	—	—	7,757	7,757
Other comprehensive income		—	—	7,985	—	7,985

Balance at December 31, 2009	50,000	$1	$1,743	$7,985	$5,398	$15,127

Net income		—	—	—	108,263	108,263
Other comprehensive loss		—	—	(34,900)	—	(34,900)

Balance at December 31, 2010	50,000	$1	$1,743	$(26,915)	$113,661	$88,490

See accompanying notes.

TRANSOCEAN PACIFIC DRILLING INC.

Consolidated Statements of Cash Flows

(In thousands)

	Years ended December 31,
	2010	2009	2008
Operating activities
Net income (loss)	$108,263	$7,757	$(1,359)
Adjustments to reconcile net income to net cash used by operating activities
Depreciation and amortization	35,688	8,571	—
Deferred income tax	373	(210)	—
Loss from disposals of assets, net	1,682	—	—
Other, net	3,189	(254)	—
Changes in operating assets and liabilities:
Account receivable and other current assets	(22,447)	(82,158)	—
Other assets	214	(532)	(15,331)
Accounts payable and accrued liabilities	19,186	9,320	889
Income tax receivable / payable	(4,881)	2,648	—
Other long-term liabilities	2,296	5,286	—
Receivable from / payable to affiliates, net	43,055	8,772	—

Net cash provided by (used in) operating activities	186,618	(40,800)	(15,801)

Investing activities
Capital expenditures	(64,913)	(591,132)	(302,955)

Net cash used in investing activities	(64,913)	(591,132)	(302,955)

Financing activities
Proceeds from short-term affiliate debt	—	—	185,240
Repayment of short-term affiliate debt	(52,500)	—	(440,576)
Repayment of short-term third-party debt	(52,500)	—	—
Proceeds from long-term affiliate debt	31,478	350,573	287,905
Proceeds from long-term third-party debt	31,479	292,768	288,906

Net cash (used in) provided by financing activities	(42,043)	643,341	321,475

Net increase in cash and cash equivalents	79,662	11,409	2,719
Cash and cash equivalents at beginning of period	14,128	2,719	—

Cash and cash equivalents at end of period	$93,790	$14,128	$2,719

See accompanying notes.

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements

Note 1—Nature of Operations

Transocean Pacific Drilling Inc. (and together with its consolidated subsidiaries, the “Company”, “we”, “us”, or “our”), a British Virgin Islands joint venture company having its registered office at Walkers Chambers, P.O. Box 92, Road Town, Tortola, British Virgin Islands, was incorporated on October 5, 2007 by Pacific Drilling Limited, a Liberian corporation (“PDL”), whose ultimate parent is Gladebrooke Holdings Limited. On October 18, 2007 (“Inception”), Transocean Offshore International Ventures Limited (“TOIVL”) acquired a 50 percent interest in the Company from PDL to form a joint venture for the purpose of, either directly or through its subsidiaries, constructing, owning, operating and chartering two ultra-deepwater drillships (together, the “Drilling Rigs”) named Dhirubhai Deepwater KG1 (“KG1”) and Dhirubhai Deepwater KG2 (“KG2”). In January 2008, TOIVL approved the transfer of its equity in the joint venture to a wholly-owned subsidiary, Transocean Pacific Drilling Holdings Limited (“TPDHL”), a Cayman Islands company whose ultimate parent is Transocean Ltd. (together with PDL, the “Shareholders”). Beginning on October 18, 2010, PDL had the right to exchange its interest in the Company for Transocean Ltd. shares or cash at a purchase price based on an appraisal of the fair value of the Drilling Rigs subject to certain adjustments. See Note 5—Related Party Transactions.

Since its inception, the Company has devoted substantial efforts to designing, engineering and contracting with shipyards and vendors and has entered into various construction management agreements with TOIVL and its affiliates, in connection with the construction of the Drilling Rigs (see Note 5—Related Party Transactions). The KG1 started operating in July 2009 and the KG2 started operating in March 2010.

Funding for the Company, as provided for in the Shareholders’ Agreement (see Note 5—Related Party Transactions), requires that the Shareholders each provide capital or loans to the Company. To the extent expenditures are not funded by third-party indebtedness, the shareholders are to fund in proportion to their respective ownership (1) all expenditures required to be made under various management services agreements (see Note 5—Related Party Transactions), (2) any performance guarantees, surety bonds or letters of credit, (3) an adequate level of working capital for the Company, and (4) additional requirements as agreed to by the Shareholders. Prior to Inception, capital expenditure commitments were funded by PDL. At Inception, the Shareholders issued promissory notes to the Company for the funding of capital expenditures (see Note 3—Interest-bearing Loans and Borrowings and Note 5—Related Party Transactions). As of December 31, 2010, the amounts required to fund capital expenditures have been provided through a combination of loans made in accordance with the Shareholders’ Agreement and third-party indebtedness.

Note 2—Summary of Significant Accounting Policies

Accounting estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States (“U.S.”) requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and assumptions, including those related to our allowance for doubtful accounts, materials and supplies obsolescence, property and equipment, income taxes, and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Fair value measurements—We estimate fair value at a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for the asset or liability. Our valuation techniques require inputs that we categorize using a three-level hierarchy, from highest to lowest level of observable inputs, as follows: (1) unadjusted quoted prices for identical assets or liabilities in active markets (“Level 1”), (2) direct or indirect observable inputs, including quoted prices or other market data,

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

for similar assets or liabilities in active markets or identical assets or liabilities in less active markets (“Level 2”) and (3) unobservable inputs that require significant judgment for which there is little or no market data (“Level 3”). When multiple input levels are required for a valuation, we categorize the entire fair value measurement according to the lowest level of input that is significant to the measurement even though we may have also utilized significant inputs that are more readily observable.

Principles of consolidation—We consolidate entities in which we have a majority voting interest and entities that meet the criteria for variable interest entities for which we are deemed to be the primary beneficiary for accounting purposes. We eliminate intercompany transactions and accounts in consolidation. We apply the equity method of accounting for investments in entities when we have the ability to exercise significant influence over an entity that (a) does not meet the variable interest entity criteria or (b) meets the variable interest entity criteria, but for which we are not deemed to be the primary beneficiary. We apply the cost method of accounting for investments in other entities if we do not have the ability to exercise significant influence over the unconsolidated affiliate.

Cash and cash equivalents—Cash equivalents are highly liquid debt instruments with original maturities of three months or less that may include time deposits with commercial banks that have high credit ratings, U.S. Treasury and government securities, Eurodollar time deposits, certificates of deposit and commercial paper. We may also invest excess funds in no-load, open-end, management investment trusts (“management trusts”). The management trusts invest exclusively in high-quality money market instruments.

Accounts receivable—Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts.

Allowance for doubtful accounts—We establish an allowance for doubtful accounts on a case-by-case basis, considering changes in the financial position of a major customer, when we believe the required payment of specific amounts owed is unlikely to occur. We derive a majority of our revenues from services to international oil companies and government-owned or government-controlled oil companies. We evaluate the credit quality of our customers on an ongoing basis, and we do not generally require collateral or other security to support customer receivables. This allowance was $1.1 million at December 31, 2010 and zero at December 31, 2009.

Materials and supplies—Materials and supplies are carried at average cost less an allowance for obsolescence. Such allowance was $218 thousand and $9 thousand at December 31, 2010 and 2009, respectively.

Property and equipment—Property and equipment, consisting primarily of offshore drilling rigs and related equipment, represented approximately 87 percent of our total assets at December 31, 2010. The carrying amounts of these assets are based on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values of our rigs. These estimates, assumptions and judgments reflect both historical experience and expectations regarding future industry conditions and operations. We compute depreciation using the straight-line method after allowing for salvage values. We capitalize expenditures for renewals, replacements and improvements, and we expense maintenance and repair costs as incurred. Upon sale or other disposition of an asset, we recognize a net gain or loss on disposal of the asset, which is measured as the difference between the net carrying amount of the asset and the net proceeds received.

Estimated original useful lives for the Drilling Rigs are 35 years and machinery and equipment from five to 12 years. From time to time, we may review the estimated remaining useful lives of our drilling units, and we may extend the useful life when events and circumstances indicate a drilling unit can operate beyond its remaining useful life.

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

Long-lived assets—We review the carrying amounts of long-lived assets for potential impairment when events occur or circumstances change that indicate that the carrying value of such assets may not be recoverable.

Operating revenues and expenses—We recognize operating revenues as they are earned, based on average daily rates over the primary contract term or based on a fixed price. In connection with drilling contracts, we may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to rigs. In connection with new drilling contracts, revenues earned and incremental costs incurred directly related to contract preparation and mobilization are deferred and recognized over the primary contract term of the drilling project using the straight-line method. Our policy to amortize the fees related to contract preparation, mobilization and capital upgrades on a straight-line basis over the estimated firm period of drilling is consistent with the general pace of activity, level of services being provided and dayrates being earned over the life of the contract. For contractual daily rate contracts, we account for loss contracts as the losses are incurred. Costs of relocating drilling units without contracts to more promising market areas are expensed as incurred. Upon completion of drilling contracts, any demobilization fees received are reported in income, as are any related expenses. Capital upgrade revenues received are deferred and recognized over the primary contract term of the drilling project. The actual cost incurred for the capital upgrade is depreciated over the estimated useful life of the asset. We incur periodic survey and drydock costs in connection with obtaining regulatory certification to operate our rigs on an ongoing basis. Costs associated with these certifications are deferred and amortized on a straight-line basis over the period until the next survey.

Capitalized interest—We capitalize interest costs for qualifying construction and upgrade projects. We capitalized interest costs on construction work in progress of $5 million, $34 million and $35 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Derivative instruments and hedging activities—From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to variability in foreign exchange rates and interest rates. We record derivatives on our consolidated balance sheet, measured at fair value. For derivatives that do not qualify for hedge accounting, we recognize the gains and losses associated with changes in the fair value in current period earnings. See Note 4—Derivatives and Hedging and Note 7—Financial Instruments and Risk Concentration.

We may enter into cash flow hedges to manage our exposure to variability of the expected future cash flows of recognized assets or liabilities or of unrecognized forecasted transactions. For a derivative that is designated and qualifies as a cash flow hedge, we initially recognize the effective portion of the gains or losses in other comprehensive income (loss) and subsequently recognize the gains and losses in earnings in the period in which the hedged forecasted transaction affects earnings. We recognize the gains and losses associated with the ineffective portion of the hedges in interest expense in the period in which they are realized.

We may enter into fair value hedges to manage our exposure to changes in fair value of recognized assets or liabilities, such as fixed-rate debt, or of unrecognized firm commitments. For a derivative that is designated and qualifies as a fair value hedge, we simultaneously recognize in current period earnings the gains or losses on the derivative along with the offsetting losses or gains on the hedged item attributable to the hedged risk. The resulting ineffective portion, which is measured as the difference between the change in fair value of the derivative and the hedged item, is recognized in current period earnings. See Note 4—Derivatives and Hedging and Note 7—Financial Instruments and Risk Concentration.

Foreign currency—The majority of our revenues and expenditures are denominated in U.S. dollars to limit our exposure to foreign currency fluctuations, resulting in the use of the U.S. dollar as the functional currency for all of our operations. Foreign currency exchange gains and losses are primarily included in other income

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

(expense) as incurred. We had net foreign currency exchange losses of $145 thousand and $452 thousand and a gain of $44 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

Income taxes—The Company is a British Virgin Islands (“BVI”) company and our earnings are not subject to income tax in BVI because the country does not levy tax on corporate income. Currently business is conducted through our subsidiaries with offices based in India. We have provided for income taxes based upon the tax laws and rates in the countries in which operations are conducted and income is earned.

Taxes Collected from Customers and Remitted to Governmental Authorities—The Company reports service taxes collected from customers and remitted to governmental authorities on a net basis. Certain operating activities are subject to service taxes of 10.3 percent on revenues earned from our customers. The amount of service tax incurred is excluded from contract drilling revenues and operating and maintenance expenses on our consolidated statements of operations. Unremitted service tax collected from our customers is reported in other current liabilities on our consolidated balance sheets.

Fair value of derivative financial instruments—To determine the fair value of derivative financial instruments, the Company discounts projected cash flows as of the measurement date using significant observable market data, including mid-market rates for the forward USD-LIBOR curve consisting of short-term cash rates, Eurodollar futures, treasury yields, and swap spreads. In addition, for fair value adjusted credit risk, the Company applies credit spreads to the discount factors, applying a weighted-average credit spread prevailing on the third party debt if the derivative is a liability. If the derivative is an asset, the credit risk adjustment is based on the credit quality of each respective counterparty. To determine the credit adjustment necessary for its affiliate, TOIVL, the Company applies the credit spreads prevailing on third-party debt agreements with this entity.

Subsequent events—We evaluate subsequent events through the date our financial statements are available to be issued. For the year ended December 31, 2010, we have evaluated subsequent events for recognition in the financial statements through March 31, 2011 and for disclosure only in the financial statements through August 11, 2011. See Note 10—Subsequent Events.

Recently adopted accounting pronouncements

Derivatives and hedging—Effective January 1, 2009, we adopted the accounting standards update related to derivative instruments and hedging activities, which required enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how an entity accounts for derivative instruments and related hedged items and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. Our adoption did not have a material effect on the disclosures contained within our notes to consolidated financial statements. See Note 4—Derivatives and Hedging.

Fair value measurements and disclosures—Effective 2009, we adopted the accounting standards update related to measuring fair value when the volume and level of activity for the assets or liability have significantly decreased and identifying transactions that are not orderly, which provided additional guidance for estimating fair value when there is no active market or where the activity represents distressed sales on an annual reporting basis. Our adoption did not have a material effect on our consolidated statement of financial position, results of operations or cash flows.

Effective January 1, 2010, we adopted the effective provisions of the accounting standards update that clarifies existing disclosure requirements and introduces additional disclosure requirements for fair value measurements. The update requires entities to disclose the amounts of and reasons for significant transfers

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

between Level 1 and Level 2, the reasons for any transfers into or out of Level 3, and information about recurring Level 3 measurements of purchases, sales, issuances and settlements on a gross basis. The update also clarifies that entities must provide (a) fair value measurement disclosures for each class of assets and liabilities and (b) information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. The update is effective for annual periods beginning after December 15, 2009. The requirement to separately disclose purchases, sales, issuances, and settlements of recurring Level 3 measurements is effective for annual periods beginning after December 15, 2010. Our adoption did not have a material effect on the disclosures contained within our notes to consolidated financial statements.

Note 3—Interest-bearing Loans and Borrowings

$1.265 billion Credit Facility—In October 2008, the Company entered into a credit agreement for a $1.265 billion secured credit facility, comprised of a $1.0 billion senior tranche and a $190 million junior tranche (the “Term Loan Facility”) as well as a $75 million revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility and the Revolving Credit Facility (together, the “Credit Facilities”) financed the construction of the Drilling Rigs which serve as security against outstanding debt. The Term Loan Facility senior and junior tranches are both comprised of two equal tranches for the KG1 and KG2. TOIVL participates as a lender in the senior and junior tranches with a 50 percent commitment totaling $595 million in the aggregate. The Credit Facilities bore interest at LIBOR plus the margin of 1.60 percent until each drilling rig was accepted. Subsequent to the acceptance of the respective rig, the related tranches of the Term Loan Facility bear interest at a margin of 1.45 percent for the senior tranche and 2.25 percent for the junior tranche. Upon acceptance of the KG2, the Revolving Credit Facility bears interest at a margin of 1.45 percent. The availability of any commitment amounts not borrowed under the Term Loan Facility ceased upon completion of construction of the Drilling Rigs. The Revolving Credit Facility remains available for the financing of general working capital needs throughout the term of the facility. The maximum amount available under the Revolving Credit Facility reduces to $35 million at December 2013 and to $15 million at December 2014, and at each commitment reduction date, the Company is required to repay any outstanding borrowings in excess of the reduced commitment amount. The senior tranche requires quarterly payments beginning in April 2010 and is due in full in March 2015. The junior tranche and the Revolving Credit Facility are due in full in March 2015. The Credit Facilities have covenants that contain minimum liquidity requirements, a minimum debt service ratio and a maximum leverage ratio. The Credit Facilities may be prepaid in whole or in part without premium or penalty. At December 31, 2010, $1,103 million was outstanding under the Credit Facilities, of which $542 million was due to TOIVL, at a weighted-average interest rate of 1.89 percent, not including the effects of the cash flow hedges. At December 31, 2009, $1,145 million was outstanding under the Credit Facilities, of which $564 million was due to TOIVL, at a weighted-average interest rate of 1.84 percent, not including the effects of the cash flow hedges.

Promissory Notes—At Inception the Company entered into unsecured promissory note agreements (the “Promissory Notes”) with TOIVL and PDL for the purpose of funding the joint venture formation (see Note 5—Related Party Transactions). In October 2008, using borrowings under the Credit Facilities, the Company prepaid $441 million of outstanding Promissory Notes. In September 2009 and October 2009, additional promissory notes of $20 million and $54.5 million, respectively were issued to the Company. As of December 31, 2010 and 2009, $296 million in Promissory Notes were outstanding, $148 million of which was due to each of PDL and TOIVL. As of December 31, 2010 and 2009, the Company deferred interest payments totaling $18.6 million and $10.5 million, respectively, and is classified as interest payable in our consolidated balance sheet. The weighted-average interest rate was 2.6 percent, 2.8 percent and 5.2 percent for the years ended December 31, 2010, 2009 and 2008, respectively.

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

The components of the Company’s debt balances were as follows:

	December 31,
	2010	2009
	(in thousands)
Related party debt
Term loan facility due within one year—due to TOIVL	$70,000	$52,500

Total current debt to affiliates	70,000	52,500

Long-term term loan—due to TOIVL	472,499	511,021
Long-term promissory note—due to TOIVL	147,980	147,980

Total long-term due to TOIVL	620,479	659,001
Long-term promissory note—due to PDL	147,980	147,980

Total long-term debt to affiliates	768,459	806,981

Third party debt
Term loan facility due within one year	70,000	52,500

Total current debt to third party	70,000	52,500

Long-term debt	490,195	528,716

Total long-term debt to third party	490,195	528,716

Total debt	$1,398,654	$1,440,697

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

The following table presents the carrying amounts of the Company’s debt along with the key terms and balances presented at face value of its debt agreements:

	Effective Interest Rate (%) at December 31, 2010	Final maturity	December 31,
			2010	2009
			(in thousands)
Current
$1.265 billion Credit Facility
$1 billion senior tranche—KG1	LIBOR + 1.45%	March 9, 2015	$35,000	$26,250
$1 billion senior tranche—KG2	LIBOR + 1.45%	March 9, 2015	$35,000	$26,250
$1 billion senior tranche—KG1 due to TOIVL	LIBOR + 1.45%	March 9, 2015	$35,000	$26,250
$1 billion senior tranche—KG2 due to TOIVL	LIBOR + 1.45%	March 9, 2015	$35,000	$26,250

Total current debt—$1.265 billion Credit Facility			$140,000	$105,000

Long-term
$1.265 billion Credit Facility
$1 billion senior tranche—KG1	LIBOR + 1.45%	March 9, 2015	188,750	223,750
$1 billion senior tranche—KG2	LIBOR + 1.45%	March 9, 2015	188,750	223,750
$1 billion senior tranche—KG1 due to TOIVL	LIBOR + 1.45%	March 9, 2015	188,750	223,750
$1 billion senior tranche—KG2 due to TOIVL	LIBOR + 1.45%	March 9, 2015	188,750	223,750
$190 million junior tranche—KG1	LIBOR + 2.25%	March 9, 2015	47,500	47,500
$190 million junior tranche—KG2	LIBOR + 2.25%	March 9, 2015	47,500	16,020
$190 million junior tranche—KG1 due to TOIVL	LIBOR + 2.25%	March 9, 2015	47,500	47,500
$190 million junior tranche—KG2 due to TOIVL	LIBOR + 2.25%	March 9, 2015	47,499	16,021
$75 million revolving credit facility	LIBOR + 1.45%	March 9, 2015	17,695	17,696

Total $1.265 billion Credit Facility			962,694	1,039,737

Promissory Notes
Promissory Note—due to PDL	LIBOR + 2.00%	October 18, 2017	18,110	18,110
Promissory Note—due to PDL	LIBOR + 2.00%	January 22, 2018	51,100	51,100
Promissory Note—due to PDL	LIBOR + 2.00%	July 1, 2018	41,520	41,520
Promissory Note—due to PDL	LIBOR + 2.00%	September 4, 2019	10,000	10,000
Promissory Note—due to PDL	LIBOR + 2.00%	October 23, 2019	27,250	27,250

Total Promissory Notes—due to PDL			147,980	147,980

Promissory Note—due to TOIVL	LIBOR + 2.00%	October 18, 2017	18,110	18,110
Promissory Note—due to TOIVL	LIBOR + 2.00%	January 22, 2018	51,100	51,100
Promissory Note—due to TOIVL	LIBOR + 2.00%	July 1, 2018	41,520	41,520
Promissory Note—due to TOIVL	LIBOR + 2.00%	September 4, 2019	10,000	10,000
Promissory Note—due to TOIVL	LIBOR + 2.00%	October 23, 2019	27,250	27,250
Total Promissory Notes—due to TOIVL			147,980	147,980
Total Promissory Notes			295,960	295,960

Total long-term debt			$1,258,654	$1,335,697

Total debt			$1,398,654	$1,440,697

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

Scheduled maturities—At December 31, 2010, the scheduled maturities of our debt were as follows (in thousands):

Within one year	$140,000
2012	140,000
2013	140,000
2014	140,000
2015	542,694
Thereafter	295,960

$1,398,654

Note 4—Derivatives and Hedging

Cash flow hedges—In January 2009, the Company entered into interest rate swaps with an aggregate maximum notional value of $892.8 million which are designated as a cash flow hedge of the future interest payments on variable rate borrowings under the Credit Facilities to reduce the variability of cash interest payments. Under the interest rate swaps, the Company will receive interest at three-month LIBOR and pay interest at a fixed rate of 2.24 percent over the expected term of the Credit Facilities. TOIVL, acting as a swap counter-party with the Company, provided $446.4 million of the $892.8 million in aggregate maximum notional value.

In May 2009, the Company entered into interest rate swaps with an aggregate maximum notional value of $297.2 million which are designated as a cash flow hedge of the future interest payments on variable rate borrowings under the Credit Facilities to reduce the variability of cash interest payments. Under the interest rate swaps, the Company will receive interest at three-month LIBOR and pay interest at a fixed rate of 2.65 percent over the expected term of the Credit Facilities. TOIVL, acting as a swap counter-party with the Company, provided $148.8 million of the $297.5 million in aggregate maximum notional value.

The Company recognizes the gains and losses associated with the ineffective portion of the hedges in interest expense in the period in which they are realized. The notional value increases proportionately with the forecasted borrowings under the Credit Facilities to a maximum amount of $1,190 million, of which $595 million is attributable to TOIVL. As of December 31, 2010, the aggregate notional value had decreased to $1,050 million. As of December 31, 2009, the aggregate notional value was $1,190 million.

At December 31, 2010, the fair market value of the cash flow hedges was $26.4 million, of which $19.1 million was recorded in other current liabilities and $7.3 million was recorded in other long-term liabilities. Other comprehensive loss of $34.9 million was recorded in 2010. At December 31, 2010, the ineffective portion was recorded as an increase to interest expense of $254 thousand. In 2010, the Company reclassified $23 million of amounts previously recognized as other comprehensive income to interest expense. As of December 31, 2010, we estimate that we will reclassify interest expense of $19.4 million from the amount recorded in Accumulated Other Comprehensive Income into earnings during the next 12 months.

At December 31, 2009, the fair market value of the cash flow hedges was $8.7 million, of which $28.3 million was recorded in other assets and $19.6 million was recorded in other current liabilities. Other comprehensive income of $8.0 million was recorded in 2009. At December 31, 2009, the ineffective portion was recorded as a reduction of interest expense of $758 thousand. In 2009, the Company reclassified $12.8 million of amounts previously recognized as other comprehensive income to interest expense.

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

Note 5—Related Party Transactions

Shareholder Agreement—The Shareholders have entered into an agreement (the “Shareholders’ Agreement”) under which the rights and restrictions with respect to the governance and management of the Company are defined. Among other things, the Shareholders’ Agreement states that the Shareholders will provide future funding of capital expenditures and other liquidity needs as required in the form of additional loans or capital contributions. Additionally, TOIVL may, during the course of its ongoing operations, provide certain incidental general and administrative functions on behalf of the Company, including procurement and payables, treasury and cash management, personnel and payroll and accounting at cost to the Company.

Put Option and Registration Rights Agreement—The Shareholders and Transocean Ltd. have entered into an agreement under which PDL, beginning on October 18, 2010, had the unilateral right to exchange its interest in the Company for shares of Transocean Ltd. or cash at a purchase price based on an appraisal of the fair value of the Drilling Rigs, subject to certain adjustments.

Promissory Note Agreements—At Inception, the Company entered into unsecured promissory note agreements with TOIVL and PDL for the purpose of funding the formation of the Company. The Promissory Notes bear an interest rate of LIBOR plus 2 percent per annum with semi-annual interest payments commencing April 30, 2008. The Company may, upon written notice to PDL and TOIVL, elect to defer the payment of accrued interest (including any prior deferred interest) to the next succeeding interest payment date. At April 30, 2008, the Company elected to defer the interest payments due under the Promissory Notes. In October 2008, in connection with borrowings under the Credit Facilities, the Company paid approximately $32 million to satisfy interest accrued and deferred through September 30, 2008. Through December 31, 2010, no further interest payments had been made, and all interest due was deferred. The Promissory Notes are scheduled to mature ten years after the date of the respective note and the Company may, upon written notice to PDL and TOIVL, elect to defer the maturity date for a period up to ten years. The Company is not required to make any payments of principal or interest prior to the maturity date. As of December 31, 2010 and 2009, $296 million in Promissory Notes remained outstanding, $148 million of which was due to each of PDL and TOIVL.

Construction Management Agreements—At Inception, the Shareholders entered into construction management agreements with TOIVL in connection with the construction of the Drilling Rigs. Pursuant to these agreements, TOIVL will design, construct, equip and test the Drilling Rigs in accordance with the terms, conditions and requirements of their respective construction and equipments contracts. The Company has agreed to reimburse TOIVL for all documented costs incurred by TOIVL in performing its duties under these agreements. The terms of this agreement allow TOIVL to delegate certain of its duties and obligations under the agreement (see Construction Support Agreements). This agreement was terminated upon customer acceptance of the KG2.

Construction Support Agreements—TOIVL has elected to delegate certain duties and obligations under the Construction Management Agreements to an affiliate, Transocean Construction Management Ltd. – Korea Branch (“TCML”). In connection with this delegation, in January 2008 the Company entered into construction support agreements with TCML under which TCML will design, construct, equip and test the Drilling Rigs in accordance with the terms, conditions and requirements of their respective construction and equipments contracts. The Company has agreed to reimburse TCML for all documented costs incurred by TCML in performing its duties under these agreements. This agreement was terminated upon customer acceptance of the KG2. The costs incurred under the Construction Support Agreement were $286 thousand, $10 million and $8 million in 2010, 2009 and 2008, respectively.

Marketing Agreement—The Shareholders entered into a marketing agreement with TOIVL. Under the terms of the marketing agreement, the Company granted TOIVL and its affiliates, on an exclusive basis, all rights

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

to market each of the Drilling Rigs worldwide for use in any territory or region. Commencing upon the date of the completion and delivery of the Drilling Rigs through perpetuity unless otherwise terminated by the party in accordance with the agreement, the Company will pay TOIVL a marketing fee of $7,000 per day in respect of each Drilling Rig. The marketing fee is subject to adjustment annually based on the consumer pricing index published by the U.S. Department of Labor. Expense related to this agreement recorded in Operating and maintenance—affiliates on the statement of operations was $5 million, $1 million and zero for the years ended December 31, 2010, 2009 and 2008, respectively.

Operating Agreement—The Shareholders entered into an operating agreement with TOIVL. Under the terms of the operating agreement, the Company appoints TOIVL and its affiliates to act as the operator of the Drilling Rigs. Commencing upon the date of the completion and delivery of the Drilling Rigs, TOIVL is providing services to include day to day management supervision and operating, maintenance, administrative and related services in respect of each Drilling Rig. The Company has agreed to reimburse TOIVL for all documented costs incurred by TOIVL in performing its duties under this agreement. In addition to the documented costs incurred, TOIVL allocated local overhead costs of $7 million, $1 million and zero for the years ended December 31, 2010, 2009 and 2008, respectively.

Term Loan Facility—As described in Note 3—Interest-bearing Loans and Borrowings, the Company entered into a Term Loan Facility in which TOIVL participates in the senior and junior tranches with a commitment totaling $595 million in the aggregate.

Guarantees from TOIVL—In connection with the Credit Facilities, TOIVL has provided a guarantee in the amount of $160 million backing the obligations of the Company under the Credit Facilities which will terminate upon delivery, completion, commencement of drilling operations, and satisfaction of all construction obligations of the KG2.

Cash flow hedges—As described in Note 4—Derivatives and Hedging, the Company entered into an interest rate swap agreement in which TOIVL acts as a swap counterparty providing a maximum notional value of $595 million.

Contract labor expenses—TOIVL and its affiliates incur certain payroll costs on the Company’s behalf. Through the operating agreement TOIVL and its affiliates provide work crews to perform day to day operations. These expenses were $42 million, $11 million and zero for the years ended December 31, 2010, 2009 and 2008, respectively and are a component of operating and maintenance expense on the statement of operations.

Letter of credit—In connection with the minimum liquidity requirements under the Credit Facilities, the Company funded the minimum balance of $60 million required for the Debt Service Reserve Account (the “DSRA”). This was funded by a letter of credit issued by an affiliate of TOIVL, Transocean Inc., in April 2010.

Note 6—Fair Value of Financial Instruments

We estimate the fair value of each class of financial instruments, for which estimating fair value is practicable, by applying the following methods and assumptions:

Cash and cash equivalents, Accounts receivable—Affiliates and Accounts receivable—Trade and other, Interest receivable from affiliates—The carrying amounts approximate fair value because of the short maturity of these instruments.

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

Short-term and long-term debt due to affiliates—The determination of the fair value of short-term debt due to affiliates with carrying amounts of $70.0 million and $52.5 million at December 31, 2010 and 2009, respectively, and the fair value of long-term debt due to affiliates with carrying amounts of $768 million and $807 million at December 31, 2010 and 2009, respectively, is not practicable due to the related party nature of such debt. See Note 5–Related Party Transactions.

Short-term and long-term debt to third parties—The face value of interest-bearing loans and borrowings approximates the fair value of the loans and borrowings since they have effective interest rates that are based on floating rates.

Derivative instruments—The carrying amount of our derivative instruments represents the estimated fair value, measured using direct or indirect observable inputs, including quoted prices or other market data for similar assets or liabilities in active markets or identical assets or liabilities in less active markets. At December 31, 2010, the fair market value of the cash flow hedges was $26.4 million, of which $19.1 million was recorded in other current liabilities and $7.3 million was recorded in other long-term liabilities. At December 31, 2009, the fair market value of the cash flow hedges was $8.7 million, of which $28.3 million was recorded in other assets and $19.6 million was recorded in other current liabilities.

Note 7—Financial Instruments and Risk Concentration

Foreign exchange risk—We operate internationally, resulting in exposure to foreign exchange risk. This risk is primarily associated with compensation costs and with purchases from foreign suppliers denominated in currencies other than the U.S. dollar.

We do not enter into derivative transactions for speculative purposes. At December 31, 2010 and 2009, we had no outstanding foreign exchange derivative instruments.

Interest rate risk—Financial instruments that potentially subject us to concentrations of interest rate risk include our cash equivalents and debt obligations. We are exposed to interest rate risk related to our cash equivalents, as the interest income earned on these investments changes with market interest rates. Floating rate debt, where the interest rate can be adjusted every year or less over the life of the instrument, exposes us to short-term changes in market interest rates.

From time to time, we may use interest rate swap agreements to manage the effect of interest rate changes on future income. These derivatives are used as hedges and are not used for speculative or trading purposes. Interest rate swaps are designated as a hedge of underlying future interest payments. These agreements involve the exchange of amounts based on variable interest rates and amounts based on a fixed interest rate over the life of the agreement without an exchange of the notional amount upon which the payments are based. The interest rate differential to be received or paid on the swaps is recognized over the lives of the swaps as an adjustment to interest expense. Gains and losses on terminations of interest rate swap agreements are deferred and recognized as an adjustment to interest expense over the remaining life of the underlying debt. In the event of the early retirement of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income. At December 31, 2010, the Company had approximately $1,399 million of outstanding variable rate debt at face value, of which $1,085 million was in an effective hedging relationship. At December 31, 2009, the Company had approximately $1,441 million of outstanding variable rate debt at face value, of which $1,127 million was in an effective hedging relationship.

Credit risk—Financial instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents, trade receivables, and obligations owed to the Company by its counterparties under

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

the cash flow hedges. It is our practice to place our cash and cash equivalents in time deposits at commercial banks with high credit ratings or mutual funds, which invest exclusively in high quality money market instruments.

In its initial drilling contracts, the Company expected to derive revenue from contract drilling services to Reliance Industries Limited (“RIL”), a large, independent energy company. The Company has a five-year drilling contract with RIL for each of the Drilling Rigs to commence upon completion of shipyard construction, sea trials, mobilization to India and customer acceptance of each rig. In November 2009, the Company entered into an agreement (the “Assignment Agreement”) with RIL and Oil and Natural Gas Company Limited (“ONGC”), where RIL assigned its interest in the first four years of the drilling contract for the KG1 to ONGC, a national oil company in India. Under the terms of the Assignment Agreement, the Company will derive revenue directly from ONGC during the first four years of the operations phase of the contract, and jointly from RIL and ONGC during the mobilization and demobilization phases of the contract.

For the years ended December 31, 2010 and 2009, RIL and/or ONGC accounted for 100 percent of total operating revenues. The Company did not earn revenues in 2008.

Note 8—Supplementary Cash Flow Information

Additional cash flow information is as follows (in thousands):

	Years Ended December 31,
	2010	2009	2008
Certain cash operating activities
Cash payments for interest	$46,060	$35,361	$32,396
Cash payments for taxes	18,194	—	—
Non-cash investing activities
Capital expenditures-third party, accrued at end of period	1,483	8,729	8,548
Capital expenditures-affiliates, accrued at end of period	$22,784	$40,940	$12,321

Note 9—Income Taxes

Tax provision—The components of the Company’s provision (benefit) for income taxes are as follows (in thousands):

	Years Ended December 31,
	2010	2009	2008
Current tax expense	$13,342	$2,647	$—
Deferred tax (benefit) expense	373	(210)	—

Income tax expense	$13,715	$2,437	$—

Effective tax rate	11%	24%	n/a

The Company is a BVI company and its earnings are not subject to income tax in BVI because the country does not levy tax on corporate income. As a result, the Company has not presented a reconciliation of the differences between the income tax provision computed at the statutory rate and the reported provision for income taxes for these periods.

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

The Company is subject to changes in tax laws, treaties and regulations in and between the countries in which the Company conducts business, or in which the Company is incorporated or resident. A material change in these tax laws, treaties or regulations could result in a higher or lower effective tax rate on the Company’s earnings.

The Company recognizes deferred tax assets and liabilities for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of its assets and liabilities at the applicable tax rates in effect. As of December 31, 2010, the Company’s net deferred tax liability balance of $163 thousand relates to the net effects of deferred revenue and straight line revenue recognition. As of December 31, 2009, the Company’s net deferred tax asset balance of $210 thousand relates to the net effects of deferred revenue and straight line revenue recognition.

Tax returns—The Company’s income tax returns are subject to review and examination in the jurisdictions in which the Company conducts business. The Company is not currently undergoing audits or contesting tax assessments.

The following is a reconciliation of our unrecognized tax benefits, excluding interest and penalties (in thousands):

2010
Balance, beginning of the period	$—
Additions for current year tax position	1,047

Balance, end of the period	$1,047

We recognize interest and penalties related to our unrecognized tax benefits, recorded as a component of income tax expense. For the year ended December 31, 2010, there was no interest or penalties recorded on our unrecognized tax positions. If recognized, the entire amount of our unrecognized tax benefits, as of December 31, 2010, would favorably impact our effective tax rate. We expect our existing liabilities for unrecognized tax benefits to increase approximately $1 million to $2 million during the year ending December 31, 2011.

Note 10—Subsequent Events (Unaudited)

On March 30, 2011, PDL transferred all of its interest in the Company to Quantum Pacific Management Limited, an affiliate of PDL and a Cyprus corporation, whose ultimate parent is Gladebrooke Holdings Limited.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Pursuant to Luxembourg law on agency, agents are entitled to be reimbursed any advances or expenses made or incurred in the course of their duties, except in cases of fault or negligence on their part. Luxembourg law on agency is applicable to the mandate of directors and agents of the Company.

Pursuant to Luxembourg law, a company is generally liable for any violations committed by employees in the performance of their functions except where such violations are not in any way linked to the duties of the employee.

We intend to amend our articles of association to provide that directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxembourg law against liability and all expenses reasonably incurred or paid by such director or officer in connection with any claim, action, suit or proceeding in which such director or officer is involved by virtue of his or her being or having been a director or officer and against amounts paid or incurred by such director or officer in the settlement thereof.

No indemnification will be provided against any liability to us or our shareholders (i) by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of a director or officer; (ii) with respect to any matter as to which any director or officer shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company; or (iii) in the event of a settlement, unless approved by a court or the board of directors.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our articles of association, agreement, vote of shareholders or disinterested directors or otherwise.

We currently have and expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 7. Recent Sales of Unregistered Securities.

The following information relates to securities we have issued or sold within the past three years that were not registered under the Securities Act. We believe that each of these transactions was exempt from the registration requirements pursuant to Section 4(2) of the Securities Act, Regulation D or Regulation S promulgated thereunder or Rule 701 of the Securities Act. The issuance and sale of securities described below are those of Pacific Drilling S.A.

On March 30, 2011, our Board of Directors resolved for Quantum Pacific (Gibraltar) Limited to become the indirect sole shareholder of all issued common shares of our Predecessor in exchange for the issuance of 145,000,000 of our common shares. The exchange was made in reliance on Section 4(2).

On April 6, 2011, we completed an offering of 60,000,000 common shares (the “2011 Private Placement”) to certain international institutional investors and other professional investors in Norway and outside the United States in reliance upon Regulation S under the Securities Act, Qualified Institutional Buyers (“QIBs”) in the United States pursuant to Rule 144A and other “accredited investors” pursuant to Section 4(2) or Reg D of the

Securities Act at a price per share of $10.00. Pareto Securities acted as the Global Coordinator for the 2011 Private Placement and Pareto Securities, DnB NOR Markets and RS Platou Markets acted as Joint Bookrunners, with Fearnley Fonds, Nordea Markets and SEB Enskilda also participating as co-managers. In connection with the 2011 Private Placement, the managers earned a base commission of 2.75% and a discretionary fee of 1%. We received approximately $576 million in net proceeds from the 2011 Private Placement. We believe the issuances in this offering were exempt from registration pursuant to Section 4(2), Rule 144A, Regulation S or Regulation D of the Securities Act based upon the representations to us or the Managers by each investor or investor transferee that such investor is an “accredited investor” as defined in Rule 501(a) under the Securities Act, such investor is a non-US person and otherwise complies with the requirements for relation of Regulation S, or such investor is a “qualified institutional buyer” as defined in Rule 144A under the Securities Act, as the case may be.

On March 31, 2011, we concurrently (i) adopted the Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (the “2011 Plan”) and (ii) terminated the 2009 Plan and substituted all outstanding awards (the “Substitution”) under the 2009 Plan with new awards of options to purchase common shares under the 2011 Plan, which is described below. The Substitution took into account the fair market value of the common shares at the time of the Substitution. On March 31, 2011, we also granted new stock options under the 2011 Plan to members of our senior management and other key employees. Under the 2011 Plan, a total of 2,801,311 options have been granted to our employees, of which 1,998,660 were granted to members of senior management. The exercise price of the new stock options and those granted in the Substitution was $10.00 per share, the purchase price under the 2011 Private Placement. The grants expire on March 31, 2021.

We also have granted awards of 12,000 restricted stock units under the 2011 Plan to certain members of our Board of Directors in November 2011. These restricted stock units will be settled in shares of our stock and will vest over a period of four years.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement

3.1	Articles of Association of Pacific Drilling S.A.

3.2	Form of Amended and Restated Articles of Association of Pacific Drilling S.A.

5.1	Opinion of Loyens & Loeff, Advocats à la Cour regarding the legality of the shares being registered

8.1	Opinion of Loyens & Loeff, Advocats à la Cour regarding certain Luxembourg tax matters

8.2	Opinion of Vinson & Elkins L.L.P. regarding certain U.S. tax matters

10.1	Amendment and Restatement Agreement in Respect of the Project Facilities Agreement and the Intercreditor Agreement, dated March 30, 2011, among Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd. and Pacific Santa Ana Ltd., as Borrowers, Pacific Drilling Limited, as Guarantor, and the arrangers, lenders and agents named therein

10.2	Agreement for Standby Letter of Credit, dated as of July 7, 2011, between Pacific Drilling (Gibraltar) Limited and Citibank, N.A.

10.3	Guaranty, dated as of July 7, 2011, by Quantum Pacific International Limited, as guarantor, in favor of Citigroup Inc. and each subsidiary or affiliate thereof

10.4	Pledge Agreement, dated as of June 27, 2011, between Pacific Drilling (Gibraltar) Limited, as pledgor, and Citibank, N.A.

Exhibit Number	Description

10.5	Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan

10.6	Form of Registration Rights Agreement between Pacific Drilling S.A. and Quantum Pacific (Gibraltar) Limited

21.1	Subsidiaries of Pacific Drilling S.A.

23.1	Consent of KPMG LLP (Pacific Drilling S.A.)

23.2	Consent of KPMG LLP (Pacific Drilling S.A. and Subsidiaries)

23.3	Consent of Ernst & Young LLP (Transocean Pacific Drilling Inc.)

23.4	Consent of Loyens & Loeff, Advocats à la Cour (contained in Exhibit 5.1)

23.5	Consent of Loyens & Loeff, Advocats à la Cour (contained in Exhibit 8.1)

23.6	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.2)

24.1	Power of Attorney (included on the signature page of this registration statement)

(b) Financial Statement Schedules

The financial statement schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of Predecessor or related notes thereto.

Item 9. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on November 7, 2011.

PACIFIC DRILLING S.A.

By:	/s/ Christian J. Beckett
Name: Christian J. Beckett
Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christian J. Beckett and William J. Restrepo, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any additional registration statement pursuant to Rule 462(b), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully and to all intents and purposes as they might or could not in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on November 7, 2011.

Signature	Title

/s/ Christian J. Beckett Christian J. Beckett	Chief Executive Officer and Executive Director (Principal Executive Officer)

/s/ William J. Restrepo William J. Restrepo	Chief Financial Officer (Principal Financial Officer)

/s/ Paul T. Reese Paul T. Reese	Vice President, Controller (Principal Accounting Officer)

/s/ Ron Moskovitz Ron Moskovitz	Chairman

/s/ Laurence N. Charney Laurence N. Charney	Director

/s/ Jeremy Asher Jeremy Asher	Director

/s/ Paul Wolff Paul Wolff	Director

/s/ Cyril Ducau Cyril Ducau	Director

/s/ Sarit Sagiv Sarit Sagiv	Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative of Pacific Drilling S.A. in the United States, has signed this registration statement in Houston, Texas, on November 7, 2011.

By:	/s/ Kinga E. Doris
	Name:	Kinga E. Doris
	Title:	Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Form of Underwriting Agreement

3.1	Articles of Association of Pacific Drilling S.A.

3.2	Form of Amended and Restated Articles of Association of Pacific Drilling S.A.

5.1	Opinion of Loyens & Loeff, Advocats à la Cour regarding the legality of the shares being registered

8.1	Opinion of Loyens & Loeff, Advocats à la Cour regarding certain Luxembourg tax matters

8.2	Opinion of Vinson & Elkins L.L.P. regarding certain U.S. tax matters

10.1	Amendment and Restatement Agreement in Respect of the Project Facilities Agreement and the Intercreditor Agreement, dated March 30, 2011, among Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd. and Pacific Santa Ana Ltd., as Borrowers, Pacific Drilling Limited, as Guarantor, and the arrangers, lenders and agents named therein

10.2	Agreement for Standby Letter of Credit, dated as of July 7, 2011, between Pacific Drilling (Gibraltar) Limited and Citibank, N.A.

10.3	Guaranty, dated as of July 7, 2011, by Quantum Pacific International Limited, as guarantor, in favor of Citigroup Inc. and each subsidiary or affiliate thereof

10.4	Pledge Agreement, dated as of June 27, 2011, between Pacific Drilling (Gibraltar) Limited, as pledgor, and Citibank, N.A.

10.5	Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan

10.6	Form of Registration Rights Agreement between Pacific Drilling S.A. and Quantum Pacific (Gibraltar) Limited

21.1	Subsidiaries of Pacific Drilling S.A.

23.1	Consent of KPMG LLP (Pacific Drilling S.A.)

23.2	Consent of KPMG LLP (Pacific Drilling S.A. and Subsidiaries)

23.3	Consent of Ernst & Young LLP (Transocean Pacific Drilling Inc.)

23.4	Consent of Loyens & Loeff, Advocats à la Cour (contained in Exhibit 5.1)

23.5	Consent of Loyens & Loeff, Advocats à la Cour (contained in Exhibit 8.1)

23.6	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.2)

24.1	Power of Attorney (included on the signature page of this registration statement)